ARCO RESOURCES CORP.

MANAGEMENT INFORMATION CIRCULAR

with respect to, among other things,

A PROPOSED BUSINESS COMBINATION

involving

ARCO RESOURCES CORP.

and

CANNEX CAPITAL GROUP INC.

and

1141684 B.C. LTD.

December 29, 2017

The matters contemplated by this management information circular (this “Information Circular”) are important and require your immediate attention. They require the shareholders of Arco Resources Corp. (“Arco”) to make important decisions. Please carefully read this Information Circular, including the appendices hereto, as they contain detailed information relating to, among other things, the proposed amalgamation of Cannex Capital Group Inc. (“Cannex”) and 1141684 B.C. Ltd. (“ArcoSub”), a wholly-owned subsidiary of Arco, and the Reverse Takeover (as defined in the policies of the TSX Venture Exchange (the “TSXV”) of Arco by Cannex. If you are in doubt as to how to deal with these materials or the matters they describe, please consult your broker, lawyer or other professional advisor.

All information contained in this Information Circular with respect to Cannex, Cannex Holdings (Nevada) Inc. (“Cannex USA”), a wholly-owned subsidiary of Cannex, and BrightLeaf Development LLC (“BrightLeaf”), the proposed acquisition target of Cannex USA, was provided by Cannex for inclusion herein and, with respect to such information, Arco and its board of directors and officers have relied on Cannex.

Neither the TSXV nor any securities regulatory authority has in any way passed upon the merits of the Reverse Takeover described in this Information Circular.

Cannex, through its wholly-owned US subsidiary, Cannex USA, has entered into a letter of intent and subsequent contribution agreement to acquire 100% of the membership interests and business of BrightLeaf (as defined herein), concurrently with the redemption of the other BrightLeaf members. BrightLeaf is a limited liability company which holds real estate assets, property leases, brands and intellectual property, and material supply agreements. BrightLeaf’s primary business focus involves activities ancillary to the marijuana production and processing industry in Washington State, including as a lessor, service and material provider, and intellectual property licensor with respect to state licensed marijuana producers. In addition, Cannex, through Cannex USA, expects to acquire options to purchase the assets of certain state licensed marijuana producers (defined herein as the “License Holders”) upon a change in Washington State laws allowing such purchase by non-residents. The acquisition of BrightLeaf is a condition precedent to the closing of the Reverse Takeover of Arco by Cannex. Accordingly, the resulting issuer (the “Resulting Issuer”) will have a material direct interest in entities supporting businesses which are in the cultivation and sale of adult-use recreational and/or medical marijuana in Washington State. See “Description of the Transaction” in this Information Circular.

Almost half of the states in the United States have enacted legislation to regulate the sale and use of medical cannabis without limits on tetrahydrocannabinol (“THC”), while other states have regulated the sale and use of medical cannabis with strict limits on the levels of THC. Notwithstanding the permissive regulatory environment of adult-use recreational and medical cannabis at the state level, cannabis continues to be categorized as a controlled substance under the Controlled Substances Act (the “CSA”) in the United States and as such, cannabis-related practices or activities, including without limitation, the manufacture, importation, possession, use or distribution of cannabis are illegal under United States federal law. Strict compliance with state laws with respect to cannabis will neither absolve the Resulting Issuer of liability under United States federal law, nor provide a defense to any federal proceeding which may be brought against the Resulting Issuer. Any such proceedings brought against the Resulting Issuer may adversely affect the Resulting Issuer’s operations and financial performance.

As a result of the conflicting views between state legislatures and the federal government of the United States regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. Unless and until the United States Congress amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law, which may adversely affect the current and future business and investments of the Resulting Issuer in the United States. As such, there are a number of risks associated with the Issuer’s existing and future business and investments in the United States.

For the reasons set forth above, the Resulting Issuer’s interests in the United States cannabis market may become the subject of heightened scrutiny by regulators, stock exchanges, clearing agencies and other authorities in Canada. It has been reported by certain publications in Canada that The Canadian Depository for Securities Limited may implement policies that would see its subsidiary, CDS Clearing and Depository Services Inc. (“CDS”), refuse to settle trades for cannabis issuers that have investments in the United States. CDS is Canada’s central securities depository, clearing and settlement hub settling trades in the Canadian equity, fixed income and money markets. The TMX Group, the owner and operator of CDS, subsequently issued statements on August 17, 2017 and November 24, 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States, despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Resulting Issuer Shares (as defined herein) to make and settle trades. In particular, the Resulting Issuer Shares would become highly illiquid as until an alternative was implemented, and investors would have no ability to effect a trade of the Resulting Issuer Shares through the facilities of a stock exchange. The Resulting Issuer expects to obtain eligibility with The Depository Trust Company (“DTC”) for its Resulting Issuer Share quotation on the OTCQB and such DTC eligibility provides another possible avenue to clear Resulting Issuer Shares in the event of a CDS ban.

There are a number of risks associated with the business of the Resulting Issuer. See “Summary – Risk Factors” in this Information Circular.

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i

ii

iii

ARCO RESOURCES CORP.
283 – 1755 Robson Street
Vancouver, British Columbia V6G 3B7

December 29, 2017

Dear Arco Shareholders:

You are asked to execute a written consent (a “Consent”) by holders (“Shareholders”) of common shares (each, an “Arco Common Share”) of Arco Resources Corp. (“Arco”) pursuant to which Shareholders are asked to pass consent resolutions (the “Consent Resolutions”) approving, among other things, the Reverse Takeover and Consolidation (as defined below).

Pursuant to the Consent Resolutions, Shareholders will be asked, among other things, to consider and, if thought advisable, approve:

(i)

a Reverse Takeover (as defined in the policies of the TSX Venture Exchange (the “TSXV”)) of Arco by Cannex Capital Group Inc. (“Cannex”), to be effected pursuant to an amalgamation of 1141684 B.C. Ltd. (“ArcoSub”), a wholly-owned subsidiary of Arco, and Cannex (the “Amalgamation”), and in connection therewith, a proposed consolidation of the outstanding Arco Common Shares on the basis of one post-consolidation Arco Common Share for each 6.5537 pre-consolidation Arco Common Share (the “Consolidation” and, together with the Reverse Takeover, the “Transaction”), such that post -Consolidation and upon Arco’s settlement of an aggregate of $435,222 of debt by way of shares-for-debt settlement (the “Arco Debt Settlement”), Arco will have 2,000,000 Arco Common Shares issued and outstanding on a basic and fully diluted basis;

(ii)	the election of directors to Arco’s board of directors (the “Board”);

(iii)	in the event that the resolution approving the Transaction passes, an increase in the size of the Board from three to seven directors and the election of certain nominees of Cannex to the Board;

(iv)	the appointment of Davidson & Company LLP as the auditors of Arco for the ensuing year and to authorize the Board to fix the remuneration to be paid to the auditors; and

(v)	the adoption of Arco’s new option plans.

In connection with the Transaction, Arco, Cannex and ArcoSub have entered into an amalgamation agreement dated effective December 7, 2017 (the “Amalgamation Agreement”), which has been approved by the Board. The Amalgamation Agreement provides for, among other things: (i) the Amalgamation, pursuant to which ArcoSub and Cannex will be amalgamated and continue as one corporation (“Amalco”), and (ii) the acquisition of all of the issued and outstanding Cannex securities by Arco. Holders of Cannex securities will receive one post-Consolidation Arco Common Share (or in the case of certain U.S. shareholders, one Arco Class A Share (as defined in the accompanying management information circular (the “Information Circular”)), for each common share. In addition, each outstanding Cannex stock option and Cannex warrant will be replaced with such number of Arco stock options and warrants, as applicable, as is set out in the Amalgamation Agreement. Amalco will also assume all of the obligations of Cannex as a guarantor relating to the up to US$26,000,000 aggregate principal amount of vendor notes of Cannex USA (the “BrightLeaf Vendor Notes”) issued pursuant to the acquisition of BrightLeaf Development LLC (“BrightLeaf”) by Cannex USA (the “BrightLeaf Acquisition”). The BrightLeaf Vendor Notes will remain outstanding following completion of the Transaction for a period of 24 months and holders of BrightLeaf Vendor Notes will be entitled to receive the greater of interest or 50% of the distributable cash of BrightLeaf, on a monthly basis, until the BrightLeaf Vendor Notes are repaid in full. The BrightLeaf Vendors Notes will be secured by a pledge and a first security interest in such number of units that is proportionate to the face amount of the BrightLeaf Vendor Notes, as of their effective date, in relation to the aggregate purchase price of the BrightLeaf Acquisition. Holders of BrightLeaf Vendor Notes who subsequently wish to convert their BrightLeaf Vendor Notes will be entitled to post-Consolidation Arco Class A Shares (as defined in the Information Circular) at a deemed price of $1.00 per Arco Class A Share (subject to adjustment) on conversion thereof.

Immediately following completion of the Transaction and the Cannex Private Placement (as defined in the Information Circular), current holders of Arco Common Shares are expected to own approximately 2,000,000 post-Consolidation Arco Common Shares, representing approximately 1.1% of the then issued and outstanding post-Consolidation Arco Common Shares on an undiluted basis, and former Cannex shareholders (including holders of Cannex subscription receipts issued pursuant to the Cannex Private Placement) are expected to own approximately 178,494,062 post-Consolidation Arco Common Shares (assuming the Cannex Private Placement is fully subscribed), representing approximately 98.9% of the then issued and outstanding post-Consolidation Arco Common Shares on an undiluted basis.

As permitted by the TSXV and the Canadian Securities Exchange (the “CSE”), Arco will seek to obtain Shareholder approval by procuring Consents of Shareholders holding a special majority (over two-thirds) of the Arco Common Shares following the date of this Information Circular, and Arco will therefore not be holding a meeting of its Shareholders to consider the Transaction. In order to obtain the necessary Shareholder approval to the Transaction, Arco will need to obtain Consents from Shareholders holding at least 6,258,216 pre-Consolidation Arco Common Shares. All other matters to be considered by the Consent Resolutions will be approved if more than 50% of the votes are cast by Shareholders eligible to vote in favour of such matters.

Completion of the Transaction is subject to, among other things, the approval of the Transaction by the Shareholders, the Arco Debt Settlement, completion of the Consolidation, completion of the Cannex Private Placement, completion of the BrightLeaf Acquisition, approval of the TSXV and CSE, and receipt of all other necessary approvals. If the requisite approvals are obtained, and if the other conditions to the completion of the Transaction are satisfied or waived, it is expected that the Transaction will be completed in January 2018.

In connection with the completion of the Transaction, it is expected that the name of Arco will be changed to “Cannex Capital Holdings Inc.”, the existing directors and officers of Arco will resign, and the following people will be appointed as directors and/or officers of Arco:

Anthony Dutton – Chief Executive Officer, President and Director
D. Barry Lee – Chief Financial Officer and Corporate Secretary
Leonid (Leo) Gontmakher – Director and Chief Operating Officer
Simon Anderson – Chief Financial Analyst

Gerald (Jerry) Derevyanny – Director
Dmitriy Goykhman – Director
Gregory Marshall – Director
Thomas Peters – Director
Roman Tkachenko – Director

The Board has considered the Transaction in detail, as well as other alternatives available to Arco, and: (i) has determined that the Transaction is in the best interests of Arco and the Shareholders, (ii) has approved the Transaction and the Amalgamation Agreement, and (iii) unanimously recommends that Shareholders execute Consents FOR the Transaction and all other matters considered within the Consent Resolutions.

The Information Circular contains a detailed description of the Transaction and the other matters to be considered by Shareholders, as well as detailed information regarding Arco and Cannex and certain pro forma information regarding Arco after giving effect to the Transaction. It also includes certain risk factors relating to the completion of the Transaction and the business of Cannex and BrightLeaf. Please give this material your careful consideration and, if you require assistance, consult your financial, legal, tax or other professional advisors.

Your executed Consent is important regardless of how many Arco Common Shares you own. To ensure that your Arco Common Shares are represented, registered holders are asked to return the accompanying form of Consent, properly completed and signed, prior to 10:00 a.m. (Vancouver time) on December 30, 2017. See “Arco Shareholder Consent” in the Information Circular.

If you are a non-registered holder of Arco Common Shares and have received these materials from your broker or another intermediary, please complete and return the form of instruction form or other authorization form provided to you by your broker or intermediary in accordance with the instructions provided. Failure to do so may result in your Consents for your Arco Common Shares not being counted towards approval of the Transaction. See “Information for Beneficial Holders” in the Information Circular.

If you have any questions or require more information, please contact me by email at dblee@firstmg.com or by phone at 604-689-8336. On behalf of the Board, I would like to express our gratitude for the support Shareholders have demonstrated with respect to our decision to move forward with the proposed Transaction. We look forward to seeing your executed Consents.

Yours truly,

“D. Barry Lee”
D. Barry Lee
Director
Arco Resources Corp.

GLOSSARY OF TERMS

Except as otherwise defined in this Circular, the following terms shall have the accompanying meanings. Care must be taken to read each term in the context of the particular section of the Circular in which such term is used.

“7Point”	Means 7Point Holdings, LLC, a limited liability company incorporate in Washington State.

“Agents”

Means the syndicate of selling agents (comprised of Beacon (as lead agent), Mackie Research Capital Corporation and Echelon Wealth Partners Inc.) selling the Cannex Private Placement, except for the President’s List portion of the Cannex Private Placement.

“Agents’ Fee”

Means, collectively, (i) an amount equal to six percent (6%) of the aggregate gross proceeds from the sale of Cannex Subscription Receipts under the Cannex Private Placement, but excluding proceeds raised by Cannex from President’s List Subscribers and (ii) Cannex Agent Options equal to six percent (6%) of the number of Cannex Subscription Receipts issued under the Cannex Private Placement, but excluding Cannex Subscription Receipts issued to President’s List Subscribers.

“Affiliate”	Means a Company that is affiliated with another Company as described below:

A Company is an “Affiliate” of another Company if:

(a) one of them is the subsidiary of the other, or

(b) each of them is controlled by the same Person.

A Company is “controlled” by a Person if:

(a) voting securities of Arco are held, other than by way of security only, by or for the benefit of that Person, and

(b) the voting securities, if voted, entitle the Person to elect a majority of the directors of Arco

A Person beneficially owns securities that are beneficially owned by:

(a) a Company controlled by that Person, or

(b) an Affiliate of that Person or an Affiliate of any Company controlled by that Person

“Ag-Grow”	Means Ag-Grow Imports LLC, a limited liability company incorporated in Washington State.

“Alliance”	Means Alliance Trust Company, transfer agent of Arco and escrow agent under the Subscription Receipt Agreement.

“Amalco”	Means the corporation continuing from the RTO Amalgamation, which will be Cannex.

“Amalgamation”	Means the amalgamation of ArcoSub with Cannex, as a result of which the Resulting Issuer will hold all of the shares of Cannex.

“Amalgamation Agreement”	Means the amalgamation agreement dated December 7, 2017 in respect of the Amalgamation.

“Arco”	Means Arco Resources Corp., a corporation incorporated under the Business Corporations Act (British Columbia).

“Arco Amalgamation Consent Resolution”

Means the written consent resolution of the Arco Shareholders in respect of the issuance by Arco of the Arco Common Shares issuable in connection with the proposed Transaction. The Arco Amalgamation Consent Resolution shall be in the form attached as Appendix “A” to this Information Circular, and, to be passed, must be signed by Arco Shareholders holding at least two-thirds of the Arco Common Shares.

“Arco Articles Resolution”	Means the written consent resolution of the Arco Shareholders in respect of the amendment of Arco’s articles as further described in the section entitled “Particulars of Matters to be Acted On”.

“Arco Auditors Resolution”	Means the written consent resolution of the Arco Shareholders in respect of the appointment of Davidson & Company LLP as auditors of Arco for the ensuing year. See “Particulars of Matters to be Acted On”.

“Arco Class A Shares”	Means the 56,445,177 Class A restricted voting shares in the capital of Arco to be issued to certain U.S. Cannex Shareholders (prior to the conversion to Resulting Issuer Class A Shares, if at all).

“Arco Common Shares”	Means common shares in the capital of Arco.

“Arco Debt Settlement”

Means Arco’s settlement of an aggregate of $435,222 of debt by way of shares-for-debt settlement, pursuant to which Arco will settle such debt with the issuance of 3,720,000 pre- Consolidation Arco Common Shares, at a deemed price of $0.15 per pre-Consolidation Arco Common Share.

“Arco Directors Resolution”

Means the written consent resolution of the Arco Shareholders in respect of the election of directors to the Board and, if the Transaction is completed, the increase in the size of the Board from three to seven directors and the election of certain nominees of Cannex to the Board. See “Particulars of Matters to be Acted On”.

“Arco LOI”	Means the letter of intent between Arco and Cannex dated October 8, 2017 which agreement was superseded by the Amalgamation Agreement.

“Arco Option Plan”	Means Arco’s current stock option plan dated December 8, 2012.

“Arco Option Plan Resolution”	Means the written consent resolution of the Arco Shareholders in respect of the approval of Arco’s new stock option plans. See “Particulars of Matters to be Acted On”.

“Arco Options”	Means stock options to acquire Arco Common Shares.

“Arco Preferred	Means preferred shares in the capital of Arco.
Shares”

“Arco Shareholders”	Means the holders of Arco Common Shares and Arco Class A Shares.

“Arco Shares”	Means Arco Common Shares and Arco Class A Shares.

“ArcoSub”	Means 1141684 B.C. Ltd., a corporation existing under the laws of the Province of British Columbia, and a wholly-owned subsidiary of Arco incorporated for the purpose of completing the Amalgamation.

“Arco Warrants”	Means warrants to acquire Arco Common Shares.

“Associate”

Means when used to indicate a relationship with a Person, means: (a) an issuer of which the Person beneficially owns or controls, directly or indirectly, voting securities entitling it to more than 10% of the voting rights attached to outstanding securities of the issuer, (b) any partner of the Person, (c) any trust or estate in which the Person has a substantial beneficial interest or in respect of which a Person serves as trustee or in a similar capacity, or (d) in the case of a Person who is an individual: (i) that Person’s spouse or child, or (ii) any relative of the Person or of his spouse who has the same residence as that Person, but (e) where the TSXV determines that two Persons shall, or shall not, be deemed to be associates with respect to a Member firm, Member corporation or holding company of a Member corporation, then such determination will be determinative of their relationships in the application of Rule D.1.00 of the TSX Venture Exchange Rule Book and Policies with respect to that Member firm, Member corporation or holding company.

“BCBCA”	Means the Business Corporations Act (British Columbia), as amended from time to time and including any regulations promulgated under the BCBCA.

“Board” or “Board of Directors”	Means the Board of Directors of Arco.

“BrightLeaf”	Means BrightLeaf Development LLC, a Washington State limited liability company.

“BrightLeaf Acquisition”

Means the acquisition by Cannex, through its wholly owned subsidiary, Cannex USA, of 36,000,000 units of membership interests in BrightLeaf, with such closing contemplated to occur concurrently with a redemption of all other units of BrightLeaf held by GREP and the other members of BrightLeaf, resulting in 100% ownership of BrightLeaf by Cannex USA, subject to adjustment.

“BrightLeaf LOI”	Means the letter of intent between BrightLeaf and Cannex dated September 7, 2017 which agreement was superseded by the Contribution Agreement.

“BrightLeaf Vendor Notes”	Means the vendor notes which may be issued by Cannex USA in connection with the BrightLeaf Acquisition, and which bear interest at 12% per annum and carry an option allowing the holders thereof to convert all or a portion of the outstanding BrightLeaf Vendor Notes into Cannex Shares (or Resulting Issuer Class A Shares, as applicable) at a deemed price of $1.00 per Cannex Shares (or Resulting Issuer Class A Shares).

“Cannex”	Means Cannex Capital Group Inc.

“Cannex Agent Options”

Means options granted by Cannex to the Agents equal to 6% of the number of Cannex Subscription Receipts sold by the Agents under the Cannex Private Placement, with each such option exercisable for one Cannex Common Share (or one Arco Common Share or one Resulting Issuer Common Share), as applicable, at an exercise price of $1.00 for 24 months from the satisfaction of the Cannex Private Placement Escrow Release Conditions.

“Cannex Common Shares” or “Cannex Shares”	Means common shares in the capital of Cannex.

“Cannex USA”

Means Cannex Holdings (Nevada) Inc., a holding corporation incorporated under the laws of the State of Nevada and a wholly-owned subsidiary of Cannex incorporated for the purpose of the BrightLeaf Acquisition.

“Cannex Option Agreements”

Means, collectively, (i) the option agreement between Cannex, Cannex USA and Superior Gardens (dba Northwest Cannabis Solutions) dated December 21, 2017, pursuant to which Cannex has the right to purchase substantially all of the assets of Superior Garden, including but not limited to Superior Garden’s Washington State Liquor and Cannabis Board license number 412879 to produce, process, and wholesale of cannabis in the State of Washington, and (ii) the option agreement between Cannex, Cannex USA, and 7Point (dba NWCS) dated December 21, 2017, pursuant to which Cannex has the right to purchase substantially all of the assets of 7Point, including but not limited to 7Point’s Washington State Liquor and Cannabis Board license number 424481 to produce, process, and wholesale of cannabis in the State of Washington. The foregoing options are conditional upon a change in law regarding residency requirements for ownership of such a license.

“Cannex Option Plan”	Means the stock option plan of Cannex dated effective December 15, 2017.

“Cannex Options”	Means stock options to acquire Cannex Common Shares.

“Cannex Private Placement Escrow Release Conditions”	Means the escrow release conditions governing the deemed exercise of the Cannex Subscription Receipts issued in connection with the Cannex Private Placement, which include:
(1)

written confirmation from each of Cannex and BrightLeaf that all conditions precedent to the completion of the BrightLeaf Acquisition have been satisfied or waived in accordance with the terms of the agreement governing the BrightLeaf Acquisition, other than the release of any Escrowed Funds to fund the BrightLeaf Acquisition and the closing of the BrightLeaf Acquisition, which will be completed forthwith upon release of the escrowed funds;

(2)

written confirmation from each of Cannex and Arco that all conditions to the completion of the Amalgamation and CSE Listing have been satisfied or waived in accordance with the terms of this Agreement, including the receipt of all shareholder and regulatory approvals required for the Amalgamation and CSE Listing, other than the release of the Escrowed Funds and the payment of the Agents’ Fee and the closing of the proposed Amalgamation and CSE Listing, each of which will be completed forthwith upon release of the Escrowed Funds;

(3) Cannex, BrightLeaf, Superior Gardens and 7Point having entered into long-term services, supply and licensing agreements in form and substance satisfactory to the Agents;

(4)

the distribution of (a) the Cannex Common Shares and Cannex Warrants underlying the Cannex Subscription Receipts, and (b) the Arco Shares and Arco Warrants (or the Resulting Issuer Shares and Resulting Issuer Warrants), as applicable, to be issued in exchange for the Cannex Common Shares and Cannex Warrants pursuant to the Amalgamation being exempt from applicable prospectus and registration requirements of Applicable Canadian Securities Laws (or equivalent United States securities laws);

(5)

the Resulting Issuer Shares, including those Resulting Issuer Shares (A) to be issued in exchange for the Cannex Common Shares issuable upon the deemed exercise of the Cannex Subscription Receipts, and (B) issuable upon exercise of the Resulting Issuer Warrants issued in exchange for the Cannex Warrants issuable upon the deemed exercise of the Cannex Subscription Receipts, being conditionally approved for listing on the CSE and the completion, satisfaction or waiver of all conditions precedent to such listing, other than the release of the Escrowed Funds;

(6)

receipt of certificates, dated the closing date of the Amalgamation signed by an officer of each of the Cannex, Arco and BrightLeaf, as applicable, certifying for and on behalf of their respective entity, to the best of their knowledge, information and belief, that, as at the closing date of the Amalgamation, the representations and warranties of such entity contained in the Agency Agreement are true and correct in all material respects with the same force and effect as if made at and as of the closing date of the Cannex Private Placement immediately before giving effect to the Amalgamation;

	(7)	aggregate gross proceeds of not less than $40,000,000 being raised in connection with the Cannex Private Placement;

	(8)	the CSE Listing being conditionally approved and the completion, satisfaction or waiver of all conditions precedent to such listing, other than the release of the Escrowed Funds;

	(9)	such other customary escrow release conditions as requested by Beacon in form and substance satisfactory to Beacon, acting reasonably; and

	(10)	Cannex, and Beacon, on behalf of the other selling agents, will have delivered a release notice to Alliance confirming that items (1) through (9) in this definition, inclusive, have been satisfied.

“Cannex Shares	Means Cannex Common Shares.

“Cannex Subscription Receipts”

Means the Cannex Subscription Receipts issued by Cannex at a price of $1.00 each and each entitling the holder thereof to acquire, upon exchange, one Cannex Common Share and one- half of one Cannex Warrant.

“Cannex Subscription Receipt Agreement”	Means the subscription receipt agreement between Cannex, Arco, Beacon and Alliance dated as of December 21, 2017.

“Cannex Warrants”	Means warrants exercisable to acquire Cannex Common Shares.

“CEO”	Means Chief Executive Officer.

“CFO”	Means Chief Financial Officer.

“Closing”	Means the Closing of the Transaction that shall take place on the Closing Date.

“Closing Date”	Means the date of Closing, expected to be in January 2018 or such other date as may be agreed upon by Arco and Cannex.

“Company”

Unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, limited liability company, association or other entity other than an individual.

“Consent”	Means the form of consent attached hereto as Appendix “B”, pursuant to which Arco Shareholders will vote for, or against, among other things, the Arco Amalgamation Consent Resolution.

“Consent Resolutions”

Means, collectively, the Arco Amalgamation Consent Resolution, the Arco Auditors Resolution, the Arco Directors Resolution, the Arco Option Plan Resolution, and the Arco Articles Resolution, each of which are the subject to the Consents.

“Consolidation”

Means the consolidation of the Arco Common Shares on a 6.5537:1 ratio such that for every 6.5537 Arco Common Shares held by an Arco Shareholder, such Arco Shareholder shall hold one Arco Common Share after the Consolidation and any resulting fractional shares shall be rounded down.

“Contribution Agreement”	Means the contribution agreement among Cannex, Cannex USA, GREP and BrightLeaf effective December 7, 2017 with respect to the BrightLeaf Acquisition.

“Control Person”	Means, in relation to a company, any Person holding, directly or indirectly, 20% or more of the issued and outstanding shares of that company.

“CSE”	Means the Canadian Securities Exchange.

“CSE Listing”	Means the listing of the Resulting Issuer Common Shares upon the completion of the Transaction.

“Director”	Means a Director under the BCBCA.

“Escrowed Funds”

Means, upon the a closing date mutually agreed to between Cannex and the Lead Agent, the aggregate proceeds from the Cannex Private Placement (including any proceeds raised from President’s List Subscribers), less (i) 50% of the Agents’ Fee and (ii) the costs and expenses of or incurred by the selling agents, which have not been paid to the selling agents as of such mutually agreed closing date.

“FHD”	Means Fuller Hill Development Co. LLC.

“FSA”	Means 4 Steps Ahead, LLC, a limited liability company formed under the laws of Delaware.

“GREP”	Means Global Real Estate Properties, LLC, a limited liability company formed under the laws of the State of Washington.

“IFRS”	Means the International Financial Reporting Standards of the IFRS Foundation applicable as of the date of the financial statements, document or event in question.

“Information Circular” or “Circular”	Means this information circular as it may be amended, restated or supplemented from time to time.

“Insider”	If used in relation to a Company, means:

(a) a director or senior officer of the Company;

(b) a director or senior officer of another Company that is an Insider or subsidiary of the company;

(c) a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Company; or

(d) the Company itself holds any of its own securities.

“Lead Agent or Beacon”	Means Beacon Securities Limited.

“License Holders”	Means Superior Gardens and 7Point.

“Material Adverse Change” or “Material Adverse Effect”

Means, with respect to a Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, results of operations, assets, capitalization, financial condition, rights, liabilities or prospects, contractual or otherwise, of such Person and its subsidiaries, if applicable, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) a matter that has been publicly disclosed prior to the date of the Amalgamation Agreement or otherwise disclosed in writing by a Party to the other Party prior to the date of the Amalgamation Agreement; (ii) any action or inaction taken by such Person to which the other Person had consented in writing; (iii) the announcement of the transactions contemplated by the Amalgamation or the Amalgamation Agreement; or (iv) general economic, financial, currency exchange, securities, banking or commodity market conditions in the United States, Canada or worldwide.

“MD&A”	Means Management Discussion and Analysis.

“Name Change”	Means the change of Arco’s name from “Arco Resources Corp.” to “Cannex Capital Holdings Inc.”

“New Option Plans”	Means the stock options plans of Arco upon passing of the Arco Option Plan Resolution.

“NEX”	Means the NEX Board of the TSXV.

“NI 52-110”	Means National Instrument 52-110 Audit Committees.

“NI 58-101”	Means National Instrument 58-101 Disclosure of Corporate Governance Practices.

“Person”	Means a company or individual.

“President’s List”	Means the sale by Cannex of Cannex Subscription Receipts to subscribers who are sourced by Cannex and not the Agents.

“President’s List Subscribers”	Means subscribers listed on the President’s List who purchase Cannex Subscription Receipts directly from Cannex and not the Agents.

“Record Date”	Means the close of business on October 9, 2017.

“REP”	Means Real Estate Properties, LLC, a limited liability company formed under the laws of the State of Washington.

“Resulting Issuer”

Means Arco immediately following the completion of the proposed Transaction. However, where the context so requires, the term “Resulting Issuer” should also be considered to include entities and businesses contemplated to be wholly-owned, directly or indirectly, by the Resulting Issuer following completion of the proposed Transaction.

“Resulting Issuer Class A Shares”	Means the Arco Class A Shares following Arco’s name change and the Amalgamation to be issued to certain US shareholders.

“Resulting Issuer Common Shares”	Means the Arco Common Shares following Arco’s name change and the Amalgamation.

“Resulting Issuer Options”	Means options to acquire Resulting Issuer Common Shares or Resulting Issuer Class A Shares, as applicable,

“Resulting Issuer Preferred Shares”	Means the Arco Preferred Shares following Arco’s name change and the Amalgamation.

“Resulting Issuer Shares”	Means Resulting Issuer Common Shares and Resulting Issuer Class A Shares.

“Reverse Takeover” or “RTO”	Means a transaction or series of transactions involving an acquisition by an issuer or of an issuer, and a securities issuance by the issuer, that results in:

(a) new shareholders holding more than 50% of the outstanding voting securities of the issuer, and

(b) a change of control of the issuer. The TSXV may deem a transaction to have resulted in a change of control by aggregating the shares of a vendor group and/or incoming management group.

For the purposes hereof, the Transaction has been deemed to be a Reverse Takeover of Arco under TSXV policies and, as the context requires, RTO or Reverse Takeover when used herein means the Transaction.

“SEDAR”	Means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators.

“Superior Gardens or NWCS”	Means Superior Gardens, LLC (dba Northwest Cannabis Solutions), a limited liability company formed under the laws of Washington State.

“Transaction”	Means, collectively, the Amalgamation, the Cannex Private Placement, the Consolidation, the Arco Debt Settlement, and all transactions related to the Reverse Takeover.

“TSXV”	Means the TSX Venture Exchange.

“U.S. Securities Act”	Means the United States Securities Act of 1933, as amended.

“VEC”	Means Verde Cinco, LLC, a limited liability company formed under the laws of Delaware.

“Warrant Acceleration”

Means Cannex’s (or the Resulting Issuers’) option to accelerate the Cannex Warrants (or the Arco Warrants or the Resulting Issuer Warrants), as applicable, at any time in the event that the volume-weighted average closing price of the Cannex Common Shares (or the Arco Common Shares or the Resulting Issuer Common Shares), as applicable, on the CSE (or any other exchange on which such shares primarily trade from time to time, is greater than or equal to $2.25 for a period of 20 consecutive trading days, by giving notice to the holders thereof and, in such case, such warrants will expire at 4:00 pm (Toronto time) on the earlier of (i) the 30th day after the date on which such notice is given by Cannex (or Arco or the Resulting Issuer), as applicable, in accordance with the terms of such warrants, and (ii) the actual expiry date of such warrants.

MANAGEMENT INFORMATION CIRCULAR

Introduction

This Circular is furnished in connection with the solicitation by Arco of written consents (the “Consents”) executed by the Arco Shareholders to approve, among other things, the proposed Transaction with Cannex. Arco Shareholders are urged to review and execute the form of Consent attached hereto as Appendix “B” and return it promptly to Arco.

No Person has been authorized to give any information or make any representation in connection with the Transaction other than as contained in this Circular, and if given or made, any such information or representation must not be relied upon as having been authorized by Arco.

Information contained in this Circular is given as of December 29, 2017, unless otherwise specifically stated. Neither the delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstance, create an implication that there has been no change in the information set forth herein since the date of such information given in this Circular.

This Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any Person in any jurisdiction in which such an offer or solicitation is not authorized or in which the Person making such offer or solicitation is not qualified to do so or to any Person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation.

The information contained or referred to in this Circular relating to Cannex and Cannex USA has been furnished by Cannex. In preparing this Circular, Arco relied upon Cannex to ensure that the Circular contains full, true and plain disclosure of all material facts relating to Cannex and Cannex USA. Although Arco has no knowledge that would indicate that any statements contained herein concerning Cannex and Cannex USA are untrue or incomplete, neither Arco nor any of its directors or officers or the Agents assumes any responsibility for the accuracy or completeness of such information or for any failure by Cannex to ensure disclosure of events or facts that may have occurred which may affect the significance or accuracy of any such information.

All summaries of, and references to, the Amalgamation Agreement in this Circular are qualified in their entirety by reference to the complete text of the Amalgamation Agreement, a copy of which was filed on Arco’s company profile on SEDAR on December 29, 2017 and is available there for review. You are urged to carefully read the full text of the Amalgamation Agreement.

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth herein under “Glossary of Terms”. Details of the Transaction are set forth under the heading “Description of the Transaction”. For details of the matters to be considered by the Arco Shareholders, see “Particulars of Matters to be Acted On”.

Currency

In this Circular, all dollar amounts are expressed in Canadian dollars, except as otherwise indicated. References to “$” or “dollars” are to Canadian dollars.

FORWARD LOOKING STATEMENTS

Certain statements and information contained in this Circular constitute forward-looking statements or forward-looking information (collectively “forward-looking statements”) within the meaning of applicable Securities Laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words or phrases such as “may”, “is expected to”, “anticipates”, “estimates”, “intends”, “plans”, “projection”, “could”, “vision”, “goals”, “objective”, “outlook” or similar words suggesting future outcomes or language suggesting an outlook.

In particular, this Circular contains forward-looking statements with respect to the following:

•	the expected use of proceeds from the Cannex Private Placement, the obtaining of all required approvals in connection with the Transaction, and the completion of the Transaction;

•	expectations as to future operations of the Resulting Issuer;

•	the Resulting Issuer’s anticipated financial performance following completion of the Transaction;

•	future development and growth prospects;

•	expected operating costs, general and administrative costs, costs of services and other costs and expenses;

•	ability to meet current and future obligations;

•	ability to obtain equipment, services and supplies in a timely manner; and

•	ability to obtain financing on acceptable terms or at all.

Forward-looking statements in this Circular are based on Arco’s and Cannex’s current beliefs as well as assumptions made by, and information currently available to, Arco and Cannex, as applicable, regarding, among other things:

•	the completion of the Transaction and related matters;

•	the de-listing of the Arco Common Shares on the TSXV and the subsequent listing of the Resulting Issuer Common Shares on the CSE;

•	the expected success of the operations of the Resulting Issuer;

•	the legislative and regulatory environments of the jurisdictions where the Resulting Issuer will carry on business or have operations;

•	the impact of competition and the competitive response to the Resulting Issuer’s business strategy;

•	timing and amount of capital and other expenditures;

•	conditions in financial markets and the economy generally; and

•	the Resulting Issuer’s ability to obtain additional financing on satisfactory terms or at all.

The actual results, performance or achievements of the Resulting Issuer could differ materially from those anticipated in the forward-looking statements contained in this Circular as a result of the risk factors set forth below and under the heading “Risk Factors”, including, but not limited to:

•	failure to complete the Transaction in all material respects in accordance with the Amalgamation Agreement or at all;

•	failure to realize the anticipated benefits of the Transaction;

•	failure of the Resulting Issuer to operate and grow Cannex’s business effectively;

•	the availability of financial resources to fund the Resulting Issuer’s expenditures;

•	competition for, among other things, capital reserves and skilled personnel;

•	protection of intellectual property;

•	third party performance of obligations under contractual arrangements;

•	prevailing regulatory, tax and other applicable laws and regulations;

•	stock market volatility and market valuations; and

•	uncertainty in global financial markets.

Arco Shareholders are cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate at the time of preparation, may prove to be incorrect. Accordingly, Arco Shareholders are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Arco Shareholders are also cautioned that the foregoing list of factors is not exhaustive. Consequently, there is no representation by Arco that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements. Furthermore, the forward-looking statements contained in this Circular are made as of the date of such documents, and Cannex undertakes any obligation, except as required by applicable securities legislation, to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Circular and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

INFORMATION FOR BENEFICIAL HOLDERS

The information set forth in this section is of significant importance to many Arco Shareholders, as a substantial number of Arco Shareholders do not hold Arco Common Shares in their own name but instead hold their Arco Common Shares through brokers, financial institutions or other nominees. Arco Shareholders who do not hold their Arco Common Shares in their own name (referred to in this Circular as “Beneficial Holders”) should note that only Consents executed by Arco Shareholders whose names appear on the shareholder records maintained by or on behalf Arco, as applicable, as the registered holders of Arco Common Shares can be recognized and acted upon. If Arco Common Shares are listed in an account statement provided to an Arco Shareholder by a broker, then, in almost all cases, those Arco Common Shares will not be registered in the holder’s name on the records of Arco. Such Arco Common Shares will more likely be registered in the name of the holder’s broker or an agent of the broker. In Canada, the vast majority of such Arco Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., or CDS, which acts as nominee for many Canadian brokerage firms). Arco Common Shares held by brokers or their nominees can only be cast for or against resolutions upon instructions of the Beneficial Holder. Without specific instructions, brokers/nominees are prohibited from executing Consents for their clients. Beneficial Holders should therefore ensure that instructions regarding the execution of the Consents for their Arco Common Shares are properly communicated to the appropriate Person or that the Arco Common Shares are duly registered in their name well in advance of the Expiration Date (as defined below).

Applicable regulatory policies require intermediaries/brokers to seek instructions from Beneficial Holders in advance of taking action with respect to shares held on behalf of such Beneficial Holders. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Consents are acted upon. A Beneficial Holder receiving a instruction form from their broker or other intermediary (or an agent or nominee of such broker or other intermediary) cannot use that form to execute the Consents directly. Instructions must be communicated to the broker, intermediary, agent or nominee (in accordance with the instructions provided by it or on its behalf) well in advance of the Expiration Date in order to have the Arco Common Shares to which such instructions relate cast pursuant to the Consents.

SUMMARY

The following is a summary of information related to Arco, Cannex and the Resulting Issuer (assuming completion of the proposed Transaction, as defined below) and should be read together with the more detailed information and financial data and statements contained elsewhere in this Information Circular, including the Appendices, which are incorporated into and form part of this Information Circular.

Arco Shareholder Consent

Pursuant to the Consent, the Arco Shareholders will be asked to consider and approve various matters as more particularly described in this Circular, including the Arco Amalgamation Consent Resolution; resolutions with respect to the election of directors to the Board; the appointment of Davidson & Company LLP as the auditors of Arco for the ensuing year at remuneration to be fixed by the Board; the approval of the New Option Plans; and such other matters as may properly be considered by way of written consent of the Arco Shareholders.

Consent Resolutions

Under the rules of the TSXV and CSE, Arco must obtain Arco Shareholder approval of the Transaction. The TSXV rules provide that Arco may obtain Arco Shareholder approval by way of a written consent resolution (the “Arco Amalgamation Consent Resolution”).

Under the BCBCA, any action that may be taken at a meeting of shareholders may be taken without a meeting if written consent of the shareholders for such action is obtained. Arco’s articles do not limit, prohibit, restrict or otherwise qualify the use of this proceeding. Pursuant to the BCBCA, because the Arco Amalgamation Consent Resolution includes approval of the Amalgamation Agreement, it must be approved by a special majority of the Arco Shareholders, being Arco Shareholders holding not less than two-thirds of the issued and outstanding Arco Shares. As a result, approval of the Transaction will require the receipt of unrevoked written Consents from holders of at least two-thirds of the Arco Common Shares issued and outstanding as of the Record Date (or 6,258,216 Arco Common Shares). See “Particulars of Matters to be Acted On”.

Record Date

The Board of Directors has fixed the close of business on October 9, 2017 as the record date (the “Record Date”) for determination of the Arco Shareholders entitled to execute a Consent with respect to the Transaction. The enclosed Consent is being sent to, and may be executed only by, Arco Shareholders as of the Record Date. As of the Record Date, 9,387,323 Arco Common Shares were issued and outstanding. Each Arco Common Share on the Record Date entitles the registered holder of such Arco Common Share to execute the Consent with respect to one Arco Common Share for the approval of the Transaction and other related matters.

Expiration Date

The Consents will expire on January 30, 2018 (the “Expiration Date”), which is 116 days following the Record Date. Accordingly, in order for the proposed action by written consent to be effective, the requisite number of written Consents to approve such action must be received by Arco on or prior to 11:59 p.m. (Vancouver time) on the Expiration Date.

Submission and Revocation

The enclosed Consent permits Arco Shareholders to consent for, against, or abstain with respect to the Transaction. All properly executed Consents will be counted in accordance with the instructions indicated on the Consent, if any. If a properly executed Consent has been received but no instructions are provided or indicated as to what action is to be taken, such Consent will be deemed to constitute a Consent FOR the approval of the Transaction and the other matters considered in the Consent Resolutions.

Because of the requirements of the BCBCA, as described above, any abstentions or other failure to execute a Consent in favour of the Transaction for any reason will have the same effect as executing a Consent against the Transaction.

Any Arco Shareholder submitting a Consent may revoke it at any time before the action authorized by the executed Consent becomes effective by duly executing and delivering a written revocation to Arco. The action by written consent subject to this solicitation shall become effective at the time a sufficient number of unrevoked Consents to take the proposed action shall have been signed by the Arco Shareholders as of the Record Date and delivered to Arco (the “Consent Date”). A revocation may be in any written form validly executed by the revoking Arco Shareholder (or Registered Shareholder in the case of Beneficial Holders of Arco Common Shares) so long as it clearly states that the Consent previously given is no longer effective. Any written revocation of a Consent shall be delivered to Arco at the address set forth in Appendix “B”.

Beneficial Holders

For Beneficial Holders of Arco Common Shares, the broker/intermediary may not be permitted to exercise discretion with respect to the Consent Resolutions. Thus, if Arco Shareholders do not give their broker/intermediary specific instructions as to how to consent with respect to the Transaction, their Arco Common Shares may not be and will not be counted in determining whether a sufficient number of Consents have been received to approve the Transaction. See “Information for Beneficial Holders”.

Consent of Related Parties

Arco Resources Corp.

Arco is a Canadian public company listed for trading on the NEX board of the TSXV with the symbol “ARR.H”. Arco is in the business of the exploration and development of mineral properties in North America. Arco currently has no exploration or evaluation assets, as its claims on the Taviche property, a 1,052-hectare property located in the State of Oaxaca, Mexico, have lapsed. Arco had suspended exploration activity on the Taviche property in 2014 while attempting to arrange financing or coordinate a joint venture to further its exploration and development.

Cannex Capital Group Inc.

Cannex is a private Canadian company based in Vancouver, British Columbia and was incorporated in 2017 under the BCBCA. Cannex has entered into the Contribution Agreement to acquire 100% of the membership interests of BrightLeaf, a company that holds real estate assets, property leases, brands and intellectual property, and material supply agreements with 7Point and NWCS, Washington State’s and the Pacific Northwest’s largest full-line cannabis producer/processor. BrightLeaf’s largest current tenant and customer is Superior Gardens.

Since incorporation, Cannex has focused on exploring a platform that could provide a range of comprehensive and flexible growth options for licensed cannabis cultivators, processors and dispensaries throughout the United States and Canada, including providing turn-key real estate with operational infrastructure as well as long term advisory and consulting services. Upon completion of the Transaction, Cannex expects to focus on the business of NWCS and 7Point for the foreseeable future.

Background to the Transaction

The terms of the Transaction are the result of arm’s length negotiations between representatives of Arco and Cannex and their respective advisors.

Arco has entered into the Amalgamation Agreement pursuant to which Arco will acquire all of the issued and outstanding securities of Cannex in exchange for securities of Arco.

Pursuant to the Amalgamation Agreement, the proposed Transaction is expected to be carried out by way of a three-cornered amalgamation under the BCBCA. As a result of the Transaction, Arco, as the “Resulting Issuer”, will continue on with the business of Cannex under the name “Cannex Capital Holdings Inc.”

Completion of the Transaction is subject to, among other things, the closing of the BrightLeaf Acquisition, receipt of the requisite shareholder approvals, regulatory approvals, including approval of TSXV and the CSE. Prior to the completion of the Transaction, Arco expects to seek shareholder approval for the purpose of approving, among other things, (i) the election of nominees of Cannex to the board of directors of the Resulting Issuer and (ii) certain amendments to the articles of Arco, including the creation of a new class of shares referred to as Class A restricted voting convertible shares (the “Arco Class A Shares”). The Circular contains a summary of the events leading up to the negotiation of the Amalgamation Agreement and the meetings, negotiations, discussions and actions between the Parties that preceded the execution and public announcement of the Transaction. See “Description of the Transaction – Background to the Transaction”.

The Amalgamation Agreement

Arco, Cannex and ArcoSub have entered into the Amalgamation Agreement pursuant to which, at the Effective Time:

1.	ArcoSub and Cannex shall be amalgamated and continue as one corporation (being Amalco);

2.	each of ArcoSub and Cannex shall cease to exist as entities separate from Amalco;

3.	Amalco will be a wholly-owned subsidiary of Arco;

4.	any civil, criminal or administrative action or proceeding pending by or against any of the ArcoSub or Cannex may be continued to be prosecuted by or against Amalco ;

5.	the Cannex Subscription Receipts shall be deemed to be automatically exercised without any additional payment therefor, into Cannex Common Shares and Cannex Warrants in accordance with their terms;

6.

each Cannex Shareholder (including, for certainty, holders of Cannex Common Shares issued upon conversion of the Cannex Subscription Receipts) will receive one fully paid and non-assessable Resulting Issuer Common Share (or one Resulting Issuer Class A Share), as applicable, in exchange for each Cannex Share held by such holder, and the Cannex Common Shares will be cancelled;

7.

each holder of Cannex Warrants (including, for certainty, holders of Cannex Warrants issued upon conversion of the Cannex Subscription Receipts) will receive one Resulting Issuer Warrant in exchange for each Cannex Warrant held by such holder, and the Cannex Warrants will be cancelled;

8.	Cannex shall issue and deliver to the Agents the Cannex Agent Options, and each such Cannex Agent Option shall be exchanged for one Resulting Issuer Option;

9.	ArcoSub the ArcoSub Shares will be cancelled and replaced by Amalco Shares on the basis of one (1) Amalco Share for each ArcoSub Share, held by the Resulting Issuer;

10.	in consideration for Arco’s issuance of the Arco Shares to the Cannex Shareholders, Amalco shall issue to Arco one Amalco Share for each Arco Share issued to Cannex Shareholders;

11.	Arco shall effect the Name Change and shall continue as “Cannex Capital Holdings Inc.”;

12.

all of the property, rights, privileges and assets of each of ArcoSub and Cannex will continue as the property, rights, privileges and assets of Amalco, and Amalco will become liable for all of the liabilities and obligations of ArcoSub and Cannex;

13.	the election of the Cannex nominees to the board of directors and officers of the Resulting Issuer shall be effected;

14.

the Cannex Subscription Receipts, the Cannex Warrants, the Cannex Agent Options and the BrightLeaf Vendor Notes shall cease to represent a right to acquire Cannex Shares and shall provide the right to acquire Arco Shares or Resulting Issuer Shares, as applicable, all in accordance with the adjustment provisions provided in the certificates and documentation representing such Cannex securities; and

15.	any existing cause of action, claim or liability to prosecution with respect to either or both of ArcoSub and Cannex shall be unaffected.

Completion of the Transaction is subject to the satisfaction of certain closing conditions as set out in the Amalgamation Agreement, including, among other things, approval of the Arco Amalgamation Consent Resolution by the Arco Shareholders, approval of the Amalgamation Agreement by the Cannex Shareholders, completion of the BrightLeaf Acquisition, the Consolidation, the Arco Debt Settlement, and approval of the TSXV and CSE. See “Description of the Transaction – The Amalgamation Agreement”.

Conditions to Completion of Proposed Transaction

Completion of the proposed Transaction is conditional upon, among other things, the closing of the BrightLeaf Acquisition, receipt of the requisite shareholder approvals, including Arco Shareholder approval of the Transaction Resolution and related resolutions, regulatory approvals, including approval of the TSXV and the CSE and the completion of the Cannex Private Placement.

Reverse Takeover

The Transaction will constitute a Reverse Takeover of Arco because, following the Closing, the Cannex Shareholders will own a majority of the outstanding Arco Common Shares.

Upon completion of the Transaction (assuming completion of the Cannex Private Placement and the Consolidation), the current Cannex Shareholders will own approximately 98.9% of the post-Consolidation Arco Common Shares on an undiluted basis, and the Resulting Issuer will be engaged in the business of Cannex and will be an issuer listed on the CSE.

Arco Consolidation

Prior to Closing, Arco will alter its share capital by consolidating all of the issued and outstanding Arco Common Shares on the basis of one post-Consolidation Arco Common Share for each 6.5537 pre-Consolidation Arco Common Share. See “Particulars of Matters to be Acted On – Approval of the Arco Amalgamation Consent Resolution – Arco Consolidation”.

Arco Class A Shares

Prior to Closing, Arco will alter its share capital by creating a new class of shares, the Arco Class A Shares, which shall have the rights described in Appendix “C” to this Information Circular.

Arco Debt Settlement

Prior to Closing, Arco will settle an aggregate of $435,222 of debt by way of shares-for-debt settlement, pursuant to which Arco will settle such debt with the issuance of 3,720,000 pre-Consolidation Arco Common Shares, at a deemed price of $0.15 per pre-Consolidation Arco Common Share or $558,000 in value, which is an approximate 28% premium to the aggregate value of the booked payables. A portion of the Arco Debt Settlement will take place via the divestiture of Arco’s three inactive subsidiaries, one of which carries a reclamation liability of $54,325.

Arco Name Change

In connection with the completion of the Transaction, Arco intends to change its name to “Cannex Capital Holdings Inc.”. Following the name change, it is expected that the trading symbol for the Arco Common Shares will change from “ARR” to “CNNX”, or such other symbol as may be determined by Arco and Cannex.

Cannex Private Placement

In accordance with the terms of the Amalgamation Agreement, Cannex will undertake the Cannex Private Placement to raise gross proceeds of up to $40,000,000, or such other amount as may be agreed to among Arco, Cannex and the Agents.

As the Cannex Private Placement consists of the offering of Cannex Subscription Receipts, it is expected that it will be completed prior to the Closing; however, the proceeds will be held in escrow (the “Escrowed Funds”) and not released to Cannex unless the Transaction is completed by the time provided in the terms of the agreement governing the Cannex Subscription Receipts.

Upon Closing, and conditional upon successful completion of the Cannex Private Placement, Cannex has agreed to pay to Beacon, as lead Agent of the Cannex Private Placement, the Agents’ Fee (of which 50% will be payable upon Closing and 50% to be released upon satisfaction of the Cannex Private Placement Escrow Release Conditions) and issue the Cannex Agent Options to the Agents.

See “Description of the Transaction – The Amalgamation Agreement – Cannex Private Placement”.

Reasons for the Transaction

The Board considered various potential reasons to agree to the Transaction, including:

•	the increased liquidity available to Arco Shareholders, as applicable, upon closing of the Transaction;

•	the increased access to, and the reduced cost of, capital for the Resulting Issuer;

•	the ability of the Resulting Issuer to attract additional customers as a publicly traded entity with a public disclosure record accessible to those potential customers; and

•	that at least two-thirds of the Consents executed by Arco Shareholders are required to approve the Arco Amalgamation Consent Resolution.

The Board has also considered the potential benefits of the Transaction, including:

•	Arco Shareholders are expected to benefit from the growth opportunities associated with the Resulting Issuer, which will be a larger company than Arco as it currently exists; and

•	the Resulting Issuer is expected to be well capitalized, which will provide significant financial flexibility and improved cost of capital, and is expected to have the ability to grow revenues organically.

The information and factors described above and considered by the Board in reaching their determinations and making their approvals are not intended to be exhaustive. In view of the wide variety of factors considered in connection with their respective evaluations of the Transaction and the complexity of these matters, the Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Board may have given different weight to different factors.

Recommendation of the Board

The Board, after careful consideration, has unanimously determined that the Transaction is fair to the Arco Shareholders and is in the best interest of Arco. THE BOARD OF DIRECTORS OF ARCO UNANIMOUSLY RECOMMENDS THAT THE ARCO SHAREHOLDERS EXECUTE CONSENTS “FOR” THE ARCO CONSENT AMALGAMATION RESOLUTION AND ALL OTHER CONSENT RESOLUTIONS CONTEMPLATED HEREIN.

Arm’s Length Transaction

The Transaction will be an Arm’s Length Transaction, as defined in the policies of the TSXV.

Estimated Funds Available

The following table sets out information respecting the Resulting Issuer’s expected sources of cash following the completion of the Transaction. The amounts shown in the table are estimates only and are based upon the information available to Arco and Cannex as of the date hereof:

Sources	Amount ($)
Estimated Arco working capital as at July 31, 2017	(121,091)(1)
Estimated Cannex working capital as at September 30, 2017	472,398
Gross proceeds of Cannex Private Placement	40,000,000(2)
Estimated funds available to the Resulting Issuer upon completion of the RTO	40,351,307

Notes:
(1)	Assuming the Arco Debt Settlement is completed.

(2)	Assuming the Cannex Private Placement is fully-subscribed.

Principal Purposes

The following table sets out information respecting the Resulting Issuer’s intended principal uses of funds for the 18 months following the completion of the Transaction. The intended uses of funds may vary based upon a number of factors and variances may be material. The amounts shown in the table are estimates only and are based upon the information available to Arco and Cannex as of the date hereof:

Use of Funds	Amount ($)
Estimated Transaction Costs	338,500(1)
Agents’ Fee, Agents’ Expenses and other fees related to the Cannex Private Placement	2,049,000
BrightLeaf Member’s Equity Contribution	24,000,000
General and administrative expenses	613,900(2)
Unallocated funds	13,349,907
Total	40,351,307

Notes:
(1)	Includes legal fees of $225,000; auditors fees of $100,000; TSXV fees of $nil; CSE fees of $13,500, and expenses related to the delivery and recording of the Consents of $nil.

(2)

The estimate of general and administrative expenses includes: salaries and benefits of $350,000; rent and utilities of $72,000; office expenses and supplies of $10,400; legal, tax, audit and professional fees of $102,000; investor relations fees of $65,000; and insurance expenses of $14,500. A significant portion of general and administration expenses are covered from funds generated through current operations and therefore only a portion of the use of proceeds is allocated to these expenses.

There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. For additional information regarding the funds available to the Resulting Issuer and the proposed use of those funds, refer to the disclosure in “Information Concerning the Resulting Issuer – Available Funds and Principal Purposes”.

Selected Pro-Forma Consolidated Financial Information

The following table summarizes selected pro-forma consolidated financial information for the Resulting Issuer as at September 30, 2017. The information below should be read in conjunction with the Resulting Issuer’s pro forma consolidated statement of financial position and related notes and other financial information included as Appendix “H” as well as BrightLeaf’s financial statements and related notes thereto included as Appendix “G”.

	Arco (audited) as at July 31, 2017 ($)	Cannex (audited) as at September 30, 2017 ($)	BrightLeaf (audited) as at September 30, 2017 ($)	Pro Forma Adjustments ($)	Resulting Issuer Pro Forma (unaudited) as at September 30, 2017 ($)
Current assets	13,909	547,895	777,119	15,393,170	16,732,093
Total assets	13,909	547,895	40,749,432	15,393,170	56,704,406
Current liabilities	570,222	75,497	34,628,919	(30,362,762)	4,911,876
Total liabilities	570,222	75,497	37,106,017	(14,682,775)	23,068,961
Shareholders’ (or Members’) equity (deficit)	(556,313)	472,398	3,643,415	30,075,945	33,635,445

Stock Exchange Listings

Arco is a reporting issuer in the Provinces of British Columbia and Alberta and the Arco Common Shares are currently listed on NEX, a separate board of the TSXV under the symbol “ARR”. The Arco Common Shares are currently halted from trading in accordance with TSXV policies. The closing price of the Arco Common Shares on the TSXV on October 9, 2017, being the last trading date prior to the imposition of the halt and the announcement of the Transaction, was $0.055. Cannex is a privately held company incorporated under the BCBCA and the Cannex Shares are not listed on any Canadian or foreign stock exchange or traded on a Canadian or foreign market. It is expected that on completion of the Transaction, the Resulting Issuer will be listed on the CSE.

As contemplated by the Amalgamation Agreement, Cannex and Arco intend to apply to delist the Arco Common Shares from NEX and apply to the CSE for the listing of the Resulting Issuer Common Shares upon the completion of the Transaction (the “CSE Listing”) and to close the Transaction on the CSE.

Interests of Experts

To the knowledge of Arco, no Person whose profession or business gives authority to a statement made by the Person and who is named as having prepared or certified a part of this Circular or prepared or certified a report or valuation described or included in this Circular has a direct or indirect material interest in the property of Arco or in any Associate or Affiliate of Arco.

Agent Relationships

Under the Cannex Private Placement, Cannex has appointed a syndicate of Agents led by Beacon as lead agent and sole bookrunner.

CSE Approval

Completion of the Transaction is subject to receipt of the final approval of the CSE, among other conditions as provided in the Amalgamation Agreement.

Risk Factors

There are inherent risks in the business of the Resulting Issuer. The Transaction must be considered highly speculative due to the nature of the business of the Resulting Issuer. Shareholders must rely on the ability, expertise, judgment, discretion, integrity and good faith of the management of the Resulting Issuer. The business of the Resulting Issuer will be subject to risks and hazards, some of which are beyond its control.

Risk factors include, but are not limited to, the following:

Risks Generally Related to the Resulting Issuer

The Resulting Issuer is a development stage company with little operating history, a history of losses and the Resulting Issuer cannot assure profitability.

As the Resulting Issuer has only just begun to generate revenue, it is extremely difficult to make accurate predictions and forecasts of its finances. This is compounded by the fact the Resulting Issuer intends to operate in the cannabis industry, which is rapidly transforming. There is no guarantee that the Resulting Issuer’s products or services will be attractive to potential consumers.

Uncertainty about the Resulting Issuer’s ability to continue as a going concern.

The Resulting Issuer is in the development stage and is currently seeking additional capital, mergers, acquisitions, joint ventures, partnerships and other business arrangements to expand its product offerings in the cannabis industry and grow its revenue. The Resulting Issuer’s ability to continue as a going concern is dependent upon its ability in the future to grow its revenue and achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due. External financing, predominantly by the issuance of equity and debt, will be sought to finance the operations of the Resulting Issuer; however, there can be no certainty that such funds will be available at terms acceptable to the Resulting Issuer. These conditions indicate the existence of material uncertainties that may cast significant doubt about the Resulting Issuer’s ability to continue as a going concern.

The Resulting Issuer’s actual financial position and results of operations may differ materially from the expectations of the Resulting Issuer’s management.

The Resulting Issuer’s actual financial position and results of operations may differ materially from management’s expectations. As a result, the Resulting Issuer’s revenue, net income and cash flow may differ materially from the Resulting Issuer’s projected revenue, net income and cash flow. The process for estimating the Resulting Issuer’s revenue, net income and cash flow requires the use of judgment in determining the appropriate assumptions and estimates. These estimates and assumptions may be revised as additional information becomes available and as additional analyses are performed. In addition, the assumptions used in planning may not prove to be accurate, and other factors may affect the Resulting Issuer’s financial condition or results of operations.

The Resulting Issuer may be reliant on a single stream of income through its proposed 100% ownership of BrightLeaf. Adverse changes affecting BrightLeaf could materially affect the Resulting Issuer’s plans.

The Resulting Issuer expects to acquire a 100% of the membership interests and the business of BrightLeaf. BrightLeaf is a Washington State holding company, holding 100% interests in subsidiary entities engaging in ancillary businesses and holding intellectual property. These businesses have material contracts with the License Holders. The License Holders hold “marijuana producer” licenses and “marijuana processor” licenses, both issued by the WSLCB. BrightLeaf’s activities and resources have been focused on Washington State. The Resulting Issuer expects to continue the focus on NWCS and 7Point for the foreseeable future. Adverse changes or developments affecting the License Holders, or marijuana businesses generally, could have a material and adverse effect on the Resulting Issuer’s business, financial condition and prospects.

Nature of the business model.

The primary businesses of the Resulting Issuer (through one or more operating companies owned by the Resulting Issuer) are intended to be: (i) the leasing of turnkey commercial real estate to marijuana producers and processors in Washington State; and (ii) the providing of other products and services to “marijuana producers” and “marijuana processors” in Washington State. Because the production and sale of recreational cannabis remain illegal under federal law, it is possible that the Resulting Issuer’s future tenants and customers may be forced to cease activities. The U.S. federal government, through both the Drug Enforcement Agency (“DEA”) and Internal Revenue Service (“IRS”), has the right to actively investigate, audit and shut-down marijuana growing facilities and retailers. The U.S. federal government may also attempt to seize the Resulting Issuer’s property. Any action taken by the DEA and/or the IRS to interfere with, seize, or shut down a tenant’s operations will have an adverse effect on the Resulting Issuer’s business, operating results and financial condition.

Probable lack of business diversification.

Because the Resulting Issuer will be focused on developing its business ancillary to the cannabis industry, the prospects for the Resulting Issuer’s success will be dependent upon the future performance and market acceptance of the Resulting Issuer’s intended facilities, products, processes, and services. Unlike certain entities that have the resources to develop and explore numerous product lines, operating in multiple industries or multiple areas of a single industry, the Resulting Issuer does not anticipate the ability to immediately diversify or benefit from the possible spreading of risks or offsetting of losses. Again, the prospects for the Resulting Issuer’s success may become dependent upon the development or market acceptance of a very limited number of facilities, products, processes or services.

Limited numbers of tenants and customers.

Because the Resulting Issuer, through its affiliates and subsidiaries, intends to lease a small number of turnkey facilities, to a small number of select tenants involved in the production of marijuana and processing of marijuana, any problems associated with the business of such tenants will have an adverse effect on the Resulting Issuer’s business, operating results and financial condition. Problems associated with such tenants may include loss of licenses to do business, delays and other problems in production; regulatory interference, including inspections and penalties for violations of the Washington Administrative Code which may affect the revenues and operations of the business; and additional unforeseen circumstances. There can be no guarantees that the Resulting Issuer, and/or its affiliates, will be able to find suitable tenants for their facilities, or that such tenants’ performance will enable such tenants to make timely payments of rent.

The Resulting Issuer may face significant competition from other facilities.

Many other businesses in the Washington State engage in similar activities to the Resulting Issuer, leasing commercial space to “marijuana producers” and “marijuana processors”, and providing additional products and services to similar customers. The Resulting Issuer cannot assure you that it will be able to compete successfully against current and future competitors. Competitive pressures faced by the Resulting Issuer could have a material adverse effect on its business, operating results and financial condition.

The Resulting Issuer expects to incur significant ongoing costs and obligations related to its investment in infrastructure, growth, regulatory compliance and operations.

The Resulting Issuer expects to incur significant ongoing costs and obligations related to its investment in infrastructure and growth and for regulatory compliance, which could have a material adverse impact on the Resulting Issuer’s results of operations, financial condition and cash flows. In addition, future changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Resulting Issuer’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Resulting Issuer. The Resulting Issuer’s efforts to grow its business may be costlier than the Resulting Issuer expects, and the Resulting Issuer may not be able to increase its revenue enough to offset its higher operating expenses. The Resulting Issuer may incur significant losses in the future for a number of reasons, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If the Resulting Issuer is unable to achieve and sustain profitability, the market price of the Resulting Issuer Shares may significantly decrease.

The Resulting Issuer’s officers and directors control a large percentage of the Resulting Issuer’s issued and outstanding Resulting Issuer Shares and such officers and directors may have the ability to control matters affecting the Resulting Issuer and its business.

The officers and directors of the Resulting Issuer currently own a significant number of the issued and outstanding Resulting Issuer Shares. The Resulting Issuer Shareholders nominate and elect the Resulting Issuer’s board, which generally has the ability to control the acquisition or disposition of the Resulting Issuer’s assets, and the future issuance of Resulting Issuer Shares or other securities. Accordingly, for any matters with respect to which a majority vote of the Resulting Issuer Shares may be required by law, the Resulting Issuer’s directors and officers may have the ability to control such matters. Because the directors and officers control a substantial portion of such Resulting Issuer Shares, investors may find it difficult or impossible to replace the Resulting Issuer’s directors if they disagree with the way the Resulting Issuer’s business is being operated.

There is no assurance that the Resulting Issuer will turn a profit or generate immediate revenues.

There is no assurance as to whether the Resulting Issuer will be profitable, earn revenues, or pay dividends. The Resulting Issuer has incurred and anticipates that it will continue to incur substantial expenses relating to the development and initial operations of its business.

The payment and amount of any future dividends will depend upon, among other things, the Resulting Issuer’s results of operations, cash flow, financial condition, and operating and capital requirements. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividends.

In the event that any of the Resulting Issuer’s investments, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such investments in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Resulting Issuer to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada.

The Resulting Issuer may not be able to effectively manage its growth and operations, which could materially and adversely affect its business.

The Resulting Issuer has grown by acquisition. If the Resulting Issuer implements it business plan as intended, it may in the future experience rapid growth and development in a relatively short period of time. The management of this growth will require, among other things, continued development of the Resulting Issuer’s financial and management controls and management information systems, stringent control of costs, the ability to attract and retain qualified management personnel and the training of new personnel. The Resulting Issuer intends to utilize outsourced resources, and hire additional personnel, to manage its expected growth and expansion. Failure to successfully manage its possible growth and development could have a material adverse effect on the Resulting Issuer’s business and the value of the Resulting Issuer Shares.

The Resulting Issuer may be unable to adequately protect its proprietary and intellectual property rights, particularly in the U.S.

The Resulting Issuer’s ability to compete may depend on the superiority, uniqueness and value of any intellectual property and technology that it may develop. To the extent the Resulting Issuer is able to do so, to protect any proprietary rights of the Resulting Issuer, the Resulting Issuer intends to rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with its employees and third parties, and protective contractual provisions. Despite these efforts, any of the following occurrences may reduce the value of any of the Resulting Issuer’s intellectual property:

(1)

the market for the Resulting Issuer’s products and services may depend to a significant extent upon the goodwill associated with its trademarks and trade names, and its ability to register its intellectual property under U.S. federal and state law is impaired by the illegality of cannabis under U.S. federal law;

(2)

patents in the cannabis industry involve complex legal and scientific questions and patent protection may not be available for some or any products; the Resulting Issuer’s applications for trademarks and copyrights relating to its business may not be granted and, if granted, may be challenged or invalidated;

(3)

issued patents, trademarks and registered copyrights may not provide the Resulting Issuer with competitive advantages; the Resulting Issuer’s efforts to protect its intellectual property rights may not be effective in preventing misappropriation of any its products or intellectual property;

(4)	the Resulting Issuer’s efforts may not prevent the development and design by others of products similar to or competitive with, or superior to those the Resulting Issuer develops;

(5)

another party may assert a blocking patent and the Resulting Issuer would need to either obtain a license or design around the patent in order to continue to offer the contested feature or service in its products; or

(6)

the expiration of patent or other intellectual property protections for any assets owned by the Resulting Issuer could result in significant competition, potentially at any time and without notice, resulting in a significant reduction in sales. The effect of the loss of these protections on the Resulting Issuer and its financial results will depend, among other things, upon the nature of the market and the position of the Resulting Issuer’s products in the market from time to time, the growth of the market, the complexities and economics of manufacturing a competitive product and regulatory approval requirements but the impact could be material and adverse.

The Resulting Issuer may be forced to litigate to defend its intellectual property rights, or to defend against claims by third parties against the Resulting Issuer relating to intellectual property rights.

The Resulting Issuer may be forced to litigate to enforce or defend its intellectual property rights, to protect its trade secrets or to determine the validity and scope of other parties’ proprietary rights. Any such litigation could be very costly and could distract its management from focusing on operating the Resulting Issuer’s business. The existence and/or outcome of any such litigation could harm the Resulting Issuer’s business. Further, because the content of much of the Resulting Issuer’s intellectual property concerns cannabis and other activities that are not legal in some state jurisdictions or under federal law, the Resulting Issuer may face additional difficulties in defending its intellectual property rights.

The Resulting Issuer may become subject to litigation, including for possible product liability claims, which may have a material adverse effect on the Resulting Issuer’s reputation, business, results from operations, and financial condition.

The Resulting Issuer may be named as a defendant in a lawsuit or regulatory action. The Resulting Issuer may also incur uninsured losses for liabilities which arise in the ordinary course of business, or which are unforeseen, including, but not limited to, employment liability and business loss claims. Any such losses could have a material adverse effect on the Resulting Issuer’s business, results of operations, sales, cash flow or financial condition.

The Resulting Issuer faces competition from other companies where it will conduct business that may have higher capitalization, more experienced management or may be more mature as a business.

An increase in the companies competing in this industry could limit the ability of the Resulting Issuer to expand its operations. Current and new competitors may be better capitalized, a longer operating history, more expertise and able to develop higher quality equipment or products, at the same or a lower cost. The Resulting Issuer cannot provide assurances that it will be able to compete successfully against current and future competitors. Competitive pressures faced by the Resulting Issuer could have a material adverse effect on its business, operating results and financial condition.

If the Resulting Issuer is unable to attract and retain key personnel, it may not be able to compete effectively in the cannabis market.

The Resulting Issuer’s success has depended and continues to depend upon its ability to attract and retain key management, including the Resulting Issuer’s Chief Executive Officer and technical experts. The Resulting Issuer will attempt to enhance its management and technical expertise by continuing to recruit qualified individuals who possess desired skills and experience in certain targeted areas. The Resulting Issuer’s inability to retain employees and attract and retain sufficient additional employees or engineering and technical support resources could have a material adverse effect on the Resulting Issuer’s business, results of operations, sales, cash flow or financial condition. Shortages in qualified personnel or the loss of key personnel could adversely affect the financial condition of the Resulting Issuer, results of operations of the business and could limit the Resulting Issuer’s ability to develop and market its cannabis-related products. The loss of any of the Resulting Issuer’s senior management or key employees could materially adversely affect the Resulting Issuer’s ability to execute the Resulting Issuer’s business plan and strategy, and the Resulting Issuer may not be able to find adequate replacements on a timely basis, or at all. The Resulting Issuer does not maintain key person life insurance policies on any of the Resulting Issuer’s employees.

There is no assurance that the Resulting Issuer will obtain and retain any relevant licenses.

If obtained, any state licenses in the U.S. are expected to be subject to ongoing compliance and reporting requirements. Failure by the Resulting Issuer to comply with the requirements of licenses or any failure to maintain licenses would have a material adverse impact on the business, financial condition and operating results of the Resulting Issuer. Should any state in which the Resulting Issuer considers a license important not grant, extend or renew such license or should it renew such license on different terms, or should it decide to grant more than the anticipated number of licenses, the business, financial condition and results of the operation of the Resulting Issuer could be materially adversely affected.

Failure to successfully integrate acquired businesses, its products and other assets into the Resulting Issuer, or if integrated, failure to further the Resulting Issuer’s business strategy, may result in the Resulting Issuer’s inability to realize any benefit from such acquisition.

The Resulting Issuer expects to grow by acquiring businesses. The consummation and integration of any acquired business, product or other assets into the Resulting Issuer may be complex and time consuming and, if such businesses and assets are not successfully integrated, the Resulting Issuer may not achieve the anticipated benefits, cost-savings or growth opportunities. Furthermore, these acquisitions and other arrangements, even if successfully integrated, may fail to further the Resulting Issuer’s business strategy as anticipated, expose the Resulting Issuer to increased competition or other challenges with respect to the Resulting Issuer’s products or geographic markets, and expose the Resulting Issuer to additional liabilities associated with an acquired business, technology or other asset or arrangement.

When the Resulting Issuer acquires cannabis businesses, it may obtain the rights to applications for licenses as well as licenses; however, the procurement of such applications for licenses and licenses generally will be subject to governmental and regulatory approval. There are no guarantees that the Resulting Issuer will successfully consummate such acquisitions, and even if the Resulting Issuer consummates such acquisitions, the procurement of applications for licenses may never result in the grant of a license by any state or local governmental or regulatory agency and the transfer of any rights to licenses may never be approved by the applicable state and/or local governmental or regulatory agency.

The size of the Resulting Issuer’s target market is difficult to quantify and investors will be reliant on their own estimates on the accuracy of market data.

Because the cannabis industry is in an early stage with uncertain boundaries, there is a lack of information about comparable companies available for potential investors to review in deciding about whether to invest in the Resulting Issuer and, few, if any, established companies whose business model the Resulting Issuer can follow or upon whose success the Resulting Issuer can build. Accordingly, investors will have to rely on their own estimates in deciding about whether to invest in the Resulting Issuer. There can be no assurance that the Resulting Issuer’s estimates are accurate or that the market size is sufficiently large for its business to grow as projected, which may negatively impact its financial results. The Resulting Issuer regularly purchases and follows market research.

The Resulting Issuer’s industry is experiencing rapid growth and consolidation that may cause the Resulting Issuer to lose key relationships and intensify competition.

The cannabis industry and businesses ancillary to cannabis businesses are undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and formation of strategic relationships. Acquisitions or other consolidating transactions could harm the Resulting Issuer in a number of ways, including by losing strategic partners if they are acquired by or enter into relationships with a competitor, losing customers, revenue and market share, or forcing the Resulting Issuer to expend greater resources to meet new or additional competitive threats, all of which could harm the Resulting Issuer’s operating results. As competitors enter the market and become increasingly sophisticated, competition in the Resulting Issuer’s industry may intensify and place downward pressure on retail prices for its products and services, which could negatively impact its profitability. The Resulting Issuer continues to sell shares for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders.

There is no guarantee that the Resulting Issuer will be able to achieve its business objectives. The continued development of the Resulting Issuer will require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Resulting Issuer going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Resulting Issuer.

If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Resulting Issuer Shares. The Resulting Issuer’s articles permit the issuance of an unlimited number of Resulting Issuer Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Resulting Issuer have discretion to determine the price and the terms of issue of further issuances. Moreover, additional Resulting Issuer Shares will be issued by the Resulting Issuer on the exercise of options under the New Option Plans and upon the exercise of outstanding Resulting Issuer Warrants. In addition, from time to time, the Resulting Issuer may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase the Resulting Issuer’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Resulting Issuer to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Resulting Issuer may require additional financing to fund its operations to the point where it is generating positive cash flows. Negative cash flow may restrict the Resulting Issuer’s ability to pursue its business objectives.

If an investor purchases Resulting Issuer Shares in an offering, you will experience substantial and immediate dilution, because the price that you pay will be substantially greater than the net tangible book value per share of the Resulting Issuer Shares that you acquire. This dilution is due in large part to the fact that the Resulting Issuer’s earlier investors will have paid substantially less than a public offering price when they purchased their shares of the Resulting Issuer’s capital stock.

The Resulting Issuer currently has insurance coverage; however, because the Resulting Issuer operates within the cannabis industry, there additional difficulties and complexities associated with such insurance coverage.

The Resulting Issuer believes that it and its subsidiaries currently have insurance coverage with respect to workers’ compensation, general liability, directors’ and officers’ insurance, fire and other similar policies customarily obtained for businesses to the extent commercially appropriate; however, because the Resulting Issuer is engaged in and operates within the cannabis industry, there are exclusions and additional difficulties and complexities associated with such insurance coverage that could cause the Resulting Issuer to suffer uninsured losses, which could adversely affect the Resulting Issuer’s business, results of operations, and profitability. There is no assurance that the Resulting Issuer will be able to fully utilize such insurance coverage, if necessary.

The Resulting Issuer could be liable for fraudulent or illegal activity by its employees, contractors and consultants resulting in significant financial losses to claims against the Resulting Issuer.

The Resulting Issuer is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Resulting Issuer that violate government regulations. It is not always possible for the Resulting Issuer to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Resulting Issuer to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Resulting Issuer from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Resulting Issuer, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Resulting Issuer’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Resulting Issuer’s operations, any of which could have a material adverse effect on the Resulting Issuer’s business, financial condition and results of operations.

The Resulting Issuer will be reliant on information technology systems and may be subject to damaging cyber-attacks.

The Resulting Issuer has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with its operations. The Resulting Issuer’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Resulting Issuer’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as preemptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Resulting Issuer’s reputation and results of operations.

The Resulting Issuer has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Resulting Issuer will not incur such losses in the future. The Resulting Issuer’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Resulting Issuer may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The Resulting Issuer’s officers and directors may be engaged in a range of business activities resulting in conflicts of interest.

Although certain officers and board members of the Resulting Issuer are expected to be bound by anti-circumvention agreements limiting their ability to enter into competing and/or conflicting ventures or businesses, the Resulting Issuer may be subject to various potential conflicts of interest because some of its officers and directors (and consequently, some of the officers and directors of Cannex and BrightLeaf) may be engaged in a range of business activities. In addition, the Resulting Issuer’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Resulting Issuer. In some cases, the Resulting Issuer’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Resulting Issuer’s business and affairs and that could adversely affect the Resulting Issuer’s operations. These business interests could require significant time and attention of the Resulting Issuer’s executive officers and directors.

In addition, the Resulting Issuer may also become involved in other transactions which conflict with the interests of its directors and the officers who may from time to time deal with persons, firms, institutions or companies with which the Resulting Issuer may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Resulting Issuer. In addition, from time to time, these persons may be competing with the Resulting Issuer for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, if such a conflict of interest arises at a meeting of the Resulting Issuer’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Resulting Issuer are required to act honestly, in good faith and in the best interests of the Resulting Issuer.

In certain circumstances, the Resulting Issuer’s reputation could be damaged.

Damage to the Resulting Issuer’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Resulting Issuer and its activities, whether true or not. Although the Resulting Issuer believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Resulting Issuer does not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Resulting Issuer’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, financial condition, cash flows and growth prospects.

Risk Factors Specifically Related to the United States Regulatory System

Unlike in Canada which has federal legislation uniformly governing the cultivation, distribution, sale and possession of medical marijuana under the Access to Cannabis for Medical Purposes Regulations, Subscribers are cautioned that in the United States, marijuana is largely regulated at the state level. Although certain states and territories of the U.S. authorize medical or recreational cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts under federal law under any and all circumstances under the U.S. Controlled Substances Act. A Subscriber’s contribution to and involvement in such activities may result in federal civil and/or criminal prosecution, including forfeiture of his, her or its entire investment.

It is a condition precedent to the closing of the RT that the Resulting Issuer acquires a 100% interest in BrightLeaf contemporaneously with the closing of the RTO and the redemption of other BrightLeaf members. BrightLeaf is a Washington State holding company for ancillary businesses and intellectual property which contracts with the License Holders. The License Holders hold “marijuana producer” licenses and “marijuana processor” licenses, both issued by the Washington State Liquor and Cannabis Board. BrightLeaf’s activities and resources have been focused on the License Holders. The Resulting Issuer expects to continue the focus on engaging in business with the License Holders for the foreseeable future. Adverse changes or developments affecting the License Holders could have a material and adverse effect on the Resulting Issuer’s business, financial condition and prospects.

The primary businesses of the Resulting Issuer (through one or more operating companies owned by the Resulting Issuer) are intended to be: (i) the leasing of turnkey commercial real estate to marijuana producers and processors; and (ii) the provision of other products and services to “marijuana producers” and “marijuana processors” in Washington State. Because the production and sale of recreational cannabis remain illegal under federal law, it is possible that the Resulting Issuer, BrightLeaf and/or BrightLeaf’s or the Resulting Issuer’s future tenants and customers may be forced to cease activities. The U.S. federal government, through the Department of Justice (“DOJ”), Drug Enforcement Agency (“DEA”) and Internal Revenue Service (“IRS”), has the right to actively investigate, prosecute, audit and shut-down marijuana growing facilities, processors and retailers. The U.S. federal government may also attempt to seize the Resulting Issuer’s or BrightLeaf’s property. Any action taken by the DOJ, DEA and/or the IRS to interfere with, seize, or shut down a tenant’s operations will have an adverse effect on the Resulting Issuer’s business, operating results and financial condition.

In addition, since the possession and use of cannabis and certain drug paraphernalia is illegal under U.S. federal law, the Resulting Issuer may be deemed to be aiding and abetting illegal activities through the contracts it has entered into and the products that it intends to provide. The Resulting Issuer intends to lease real estate, enter into material supply agreements, and provide intellectual property to licensed “marijuana producers” and “marijuana processors” in Washington State. As a result, U.S. law enforcement authorities, in their attempt to regulate the illegal use of cannabis and any related drug paraphernalia, may seek to bring an action or actions against the Resulting Issuer, including, but not limited to, aiding and abetting another’s criminal activities. The Federal aiding and abetting statute provides that anyone who “commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal.” As a result of such an action, the Resulting Issuer may be forced to cease operations and its investors could lose their entire investment. Such an action would have a material negative effect on our business and operations.

The Resulting Issuer’s business activities rely on newly established and developing laws and regulations in Washington State. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes, including changes in the interpretation and/or administration of applicable regulatory requirements may adversely affect the Resulting Issuer’s profitability or cause it to cease operations entirely. Any determination that the Resulting Issuer’s business fails to comply with Washington’s cannabis regulations would require the Resulting Issuer either to significantly change or terminate its business activities, which would have a material adverse effect on the Resulting Issuer’s business.

The cannabis industry may come under the scrutiny or further scrutiny by the U.S. Food and Drug Administration, Securities and Exchange Commission, the DOJ, the Financial Industry Regulatory Advisory or other federal, Washington State or other applicable state or nongovernmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical or nonmedical purposes in the United States. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the Resulting Issuer’s industry may adversely affect the business and operations of the Resulting Issuer, including without limitation, the costs to remain compliant with applicable laws and the impairment of its ability to raise additional capital, which could reduce, delay or eliminate any return on investment in the Resulting Issuer.

In February 2014, the Financial Crimes Enforcement Network (“FinCEN”) bureau of the U.S. Treasury Department issued guidance (which is not law) with respect to financial institutions providing banking services to cannabis business, including burdensome due diligence expectations and reporting requirements. This guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the DOJ, FinCEN or other federal regulators. Thus, most banks and other financial institutions do not appear to be comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which can be amended or revoked at any time by the Trump Administration. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, the Resulting Issuer may have limited or no access to banking or other financial services in the United States, and may have to operate the Resulting Issuer’s business on an all-cash basis. The inability or limitation in the Resulting Issuer’s or the License Holders’ ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Resulting Issuer or the License Holders to operate and conduct its business as planned.

Because the manufacture, distribution, and dispensation of cannabis remains illegal under the CSA, banks and other financial institutions providing services to cannabis-related businesses risk violation of federal anti-money laundering statutes (18 U.S.C. §§ 1956 and 1957), the unlicensed money-remitter statute (18 U.S.C. § 1960) and the U.S. Bank Secrecy Act. These statutes can impose criminal liability for engaging in certain financial and monetary transactions with the proceeds of a “specified unlawful activity” such as distributing controlled substances which are illegal under federal law, including cannabis, and for failing to identify or report financial transactions that involve the proceeds of cannabis-related violations of the CSA. The Resulting Issuer may also be exposed to the foregoing risks. In the event that any of the Resulting Issuer’s investments, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such investments in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Resulting Issuer to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Resulting Issuer has no current intention to declare or pay dividends in the foreseeable future, in the event that a determination was made that any such investments in the United States could reasonably be shown to constitute proceeds of crime, the Resulting Issuer may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

As long as cannabis remains illegal under U.S. federal law as a Schedule I controlled substance pursuant to the CSA, the benefit of certain federal laws and protections which may be available to most businesses, such as federal trademark regarding the intellectual property of a business, may not be available to the Resulting Issuer. As a result, the Resulting Issuer’s intellectual property may never be adequately or sufficiently protected against the use or misappropriation by third-parties. In addition, since the regulatory framework of the cannabis industry is in a constant state of flux, the Resulting Issuer can provide no assurance that it will ever obtain any protection of its intellectual property, whether on a federal, state or local level.

Because the Resulting Issuer’s contracts involve cannabis and other activities that are not legal under U.S. federal law and in some jurisdictions, the Resulting Issuer may face difficulties in enforcing its contracts in U.S. federal and certain state courts.

For the reasons set forth above, the Resulting Issuer’s existing investments and operations in the United States, and any future investments or operations, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Resulting Issuer may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Resulting Issuer’s ability to invest in the United States or any other jurisdiction. It has been reported by certain publications (the “Publications”) in Canada that The Canadian Depository for Securities Limited is considering a policy shift that would see its subsidiary, CDS Clearing and Depository Services Inc. ("CDS"), refuse to settle trades for cannabis issuers that have investments in the United States. CDS is Canada's central securities depository, clearing and settlement hub settling trades in the Canadian equity, fixed income and money markets. Although the TMX Group, the owner and operator of CDS, released statements on August 17, 2017 and November 24, 2017 confirming that there is no CDS ban on the clearing of securities of issuers with marijuana-related activities in the U.S., the TMX Group did indicate that it continues to work with regulators to arrive at a solution that will clarify this matter for issuers, investors, participants and the public. If CDS were to proceed in the manner suggested by these Publications, and apply such a policy to the Resulting Issuer, it would have a material adverse effect on the ability of holders of Common Shares to make trades. In particular, the Common Shares would become highly illiquid as investors would have no ability to effect a trade of the Common Shares through the facilities of a stock exchange in Canada. Government policy changes or public opinion may also result in a significant influence over the regulation of the cannabis industry in Canada, the United States or elsewhere. A negative shift in the public’s perception of medical or recreational cannabis in the United States or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical and/or recreational cannabis, thereby limiting the number of new state jurisdictions into which the Resulting Issuer could expand. Any inability to fully implement the Resulting Issuer’s expansion strategy may have a material adverse effect on the Resulting Issuer’s business, financial condition and results of operations.

The size of the Resulting Issuer’s target market and the supply of cannabis that is and will be cultivated to satisfy demand of that market are difficult to quantify and investors will be reliant on their own estimates on the accuracy of market data. Because the cannabis industry is in an early stage with uncertain boundaries, there is a lack of information about comparable companies available for potential investors to review in deciding about whether to invest in the Resulting Issuer and, few, if any, established companies whose business model the Resulting Issuer can follow or upon whose success the Resulting Issuer can build. Accordingly, investors will have to rely on their own estimates in deciding about whether to invest in the Resulting Issuer. The amount of demand for cannabis in Washington and elsewhere is and will be uncertain. Similarly, licensed producers continue to increase production, and the supply of cannabis has outpaced demand and may continue to increase in future periods. Accordingly, prices of cannabis have declined since the introduction of Washington State’s recreational cannabis system, and may decline further in Washington, which could adversely affect the License Holders’ business, and accordingly, the Resulting Issuer’s business. There can be no assurance that the Resulting Issuer’s estimates are accurate or that the market size is sufficiently large for its business to grow as projected, which may negatively impact its financial results.

There is significant uncertainty surrounding the policies of President Donald Trump and the Trump Administration about recreational and medical cannabis. Attorney General Sessions is a well-known advocate against legalization of cannabis. Although the DOJ has stated in the Cole Memo (as defined below) that it is not an efficient use of limited resources to direct federal law enforcement agencies to prosecute those abiding by state laws allowing the use and distribution of medical cannabis, there is no guarantee that the DOJ’s position in this regard will not change with respect to medical cannabis or apply a different standard to recreational cannabis. Should Attorney General Sessions decide to abrogate or amend the Cole Memo, there is no certainty as to how the DOJ, Federal Bureau of Investigation and other government agencies will handle cannabis matters in the future. There can be no assurances that the Trump administration would not change the current enforcement policy and decide to strongly enforce the federal laws. “Cole Memo” means the memorandum dated August 29, 2013 addressed to “All United States Attorneys” from James M. Cole, Deputy Attorney General of the United States, and having the subject line “Guidance Regarding Marijuana Enforcement”.

Tax laws in the United States have been in a state of flux. Proposals by members of Congress have included, which may become effective in the near term, include, among other things, changes to U.S. federal tax rates, imposing significant additional limitations on the deductibility of interest, allowing for the expensing of capital expenditures, the migration from a “worldwide” system of taxation to a territorial system, and the use of certain border adjustments. There is a substantial uncertainty regarding both the timing and the details of any such tax reform. The impact of any potential tax reform on the Resulting Issuer’s business and on holders of the Resulting Issuer’s common shares is uncertain and could be adverse.

Shareholders should consult their own tax advisors regarding the contemplated transactions, and any potential tax consequences for such transactions,

DESCRIPTION OF THE TRANSACTION

Introduction

Arco has entered into the Amalgamation Agreement, pursuant to which it has agreed to acquire all of the issued and outstanding Cannex Shares, such that the business of Cannex becomes the business of Arco. In connection with the foregoing: (i) ArcoSub, which is a wholly-owned subsidiary of Arco, and Cannex will amalgamate under the BCBCA to form Amalco, resulting in Amalco being a wholly-owned subsidiary of Arco, and (ii) Arco will indirectly acquire all of the issued and outstanding Cannex Shares from the Cannex Shareholders in exchange for the issuance of Arco Shares. Although Arco will be the legal acquirer of Cannex, the Transaction will constitute a Reverse Takeover of Arco as, in connection with the Closing, the former Cannex Shareholders will own a majority of the outstanding Arco Shares, all of the pre-Closing directors and officers of Arco will resign, and seven nominees of Cannex will be appointed as directors of Arco and the current executive officers of Cannex will be appointed as the executive officers of Arco. See “Information Concerning the Resulting Issuer”.

In connection with the foregoing, Arco will seek approval of the Arco Amalgamation Consent Resolution, pursuant to which approval will be sought for: (a) the Consolidation of the outstanding Arco Shares on the basis of one post-Consolidation Arco Share for every 6.5537 pre-Consolidation Arco Shares, and (b) the RTO. Approval of the Arco Amalgamation Consent Resolution by the Arco Shareholders is a condition to the closing of the Transaction. See “Particulars of Matters to be Acted On”.

Completion of the Transaction is subject to the satisfaction of certain closing conditions as set out in the Amalgamation Agreement.

The following is a description of the principal elements of the Transaction.

Reverse Takeover

The Transaction, if completed, will result in the acquisition of all of the issued and outstanding Cannex Shares by Arco on the basis of one Arco Share for each Cannex Common Share outstanding. Based on approximately 133,494,062 Cannex Common Shares expected to be outstanding immediately prior to the Closing and including the conversion of 40,000,000 Cannex Subscription Receipts (assuming that the Cannex Private Placement is fully subscribed), the Transaction is expected to result in the issuance of an aggregate of 77,048,885 Arco Common Shares to certain holders of Cannex Common Shares, 56,445,177 Arco Class A Shares to certain holders of Cannex Common Shares and 40,000,000 Arco Common Shares and 20,000,000 Arco Warrants to the holders of Cannex Subscription Receipts. See “Description of the Transaction – Steps of the Transaction”.

In addition, immediately prior to the Closing, there are expected to be: (i) 11,650,000 outstanding Cannex Options, which will be exercisable into 11,650,000 post-Consolidation Arco Shares in the event that the Transaction is completed; (ii) 40,000,000 Cannex Subscription Receipts (assuming that the Cannex Private Placement is fully subscribed), exercisable without payment of further consideration, into 40,000,000 post-Consolidation Arco Common Shares and 20,000,000 Arco Warrants; and (iii) BrightLeaf Vendor Notes, convertible into 36,000,000 Cannex Shares (or Resulting Issuer Class A Shares, as applicable) at a deemed price of $1.00 per Cannex Share (or Resulting Issuer Class A Share).

Assuming that there are 175,494,062 Arco Shares outstanding immediately following the completion of the Transaction (assuming completion of the Consolidation and that the Cannex Private Placement is fully subscribed), holders of Cannex Shares are expected to hold 98.9% of the outstanding Arco Shares on an undiluted basis.

Background to the Transaction

In February of 2017, certain principals of Arco and Cannex were introduced to BrightLeaf, a Washington State limited liability company focused on the cannabis sector in the United States which owns: (i) REP; (ii) FHD; and (iii) Ag-Grow. BrightLeaf was owned by GREP (a 92% owner), FSA (a 4% owner) and VEC (a 4% owner). On September 7, 2017, Cannex, BrightLeaf, GREP and FSA entered into the BrightLeaf LOI and effective December 7, 2017 entered into the Contribution Agreement, pursuant to which Cannex, through its wholly-owned subsidiary, Cannex USA, agreed to acquire 36,000,000 membership units of BrightLeaf, with such closing to occur concurrently with the redemption of all other units of BrightLeaf held by GREP, FSA, and VEC, resulting in Cannex USA owning 100% of outstanding membership units of BrightLeaf, in exchange for a subscription purchase price of US$36,000,000 payable in cash and/or BrightLeaf Vendor Notes. The minimum cash consideration per the Contribution Agreement is the greater of US$10,000,000 or, if Cannex raises capital in excess of $22,000,000, at least sixty percent (60%) such amounts raised, the balance to be settled by way of one or more 24 month BrightLeaf Vendor Notes. Holders of BrightLeaf Vendor Notes will collectively be entitled to monthly payments of interests, and if greater, 50% of the distributable cash of BrightLeaf until the BrightLeaf Vendor Notes are repaid in full, with a maturity date of 24 months after closing under the Contribution Agreement. The BrightLeaf Vendors Notes will be secured by a pledge and a first security interest in such number of units that is proportionate to the face amount of the BrightLeaf Vendor Notes as of their effective date, in relation to the aggregate purchase price of the BrightLeaf Acquisition.

Because Arco was a mining issuer listed on the NEX, it was not able to invest in a cannabis company in the United States within the time frame proposed. Arco and Cannex proposed a plan to structure a transaction in order to take advantage of the opportunity of acquiring BrightLeaf. On October 10, 2017, Arco issued a news release announcing that Cannex and Arco had entered into the Arco LOI and describing key terms of the Transaction. Cannex entered into an amalgamation agreement dated effective December 7, 2017, with Arco and ArcoSub (the “Amalgamation Agreement”) to effect a three-cornered amalgamation under the provisions of the BCBCA whereby Cannex and ArcoSub shall amalgamate, Cannex shall become a wholly-owned subsidiary of Arco, and Cannex Shareholders shall, in exchange for their Cannex Shares, receive, on a one-for-one basis, Arco Shares / Resulting Issuer Shares. Concurrently with the Amalgamation, Arco will be delisted from the NEX and will be listed for trading on the CSE. Upon completion of the Transaction (the “Effective Time”), Arco, as the Issuer, will change its name to “Cannex Capital Holdings Inc.”, subject to applicable regulatory approval. In connection with the Transaction, Arco Shareholders will be asked to pass the Consent Resolutions, including but not limited to, the Arco Amalgamation Consent Resolution.

The Board of Directors of Arco has reviewed the terms of the Amalgamation Agreement and fully considered their respective duties and obligations to Arco and the Arco Shareholders, before unanimously determining that the Transaction was in their best interests.

Reasons for the Transaction

In the course of their evaluations of the Transaction, the Board of Directors of Arco consulted with management and legal counsel and reviewed an extensive amount of information. It is their opinion that the proposed Transaction is expected to enable Arco Shareholders to participate in the potential upside associated with Cannex’s business plan while giving Cannex access to Arco’s existing capital and providing Cannex Shareholders with increased liquidity.

The conclusions and recommendations of the Board of Directors of Arco with respect to the Transaction were based on various factors, including:

•	the Transaction is expected to allow Arco to move forward and pursue a new attractive business objective;

•

the Board of Directors of Arco considered several potential opportunities in various industries at different stages of development. Given the challenges, risks and capital that would be associated with such options, and the current depressed state of the mining sector generally, management’s due diligence led them to believe that the cannabis industry could provide better long-term value for Arco Shareholders;

•	the Transaction is expected to increase Arco Shareholder value;

•	the Resulting Issuer, assuming completion of the Transaction, is expected to be a stronger company than Arco alone;

•	the Arco Amalgamation Consent Resolution, which is a condition to the Closing, must be approved by at least two- thirds of the Arco Shareholders.

The foregoing summary of the respective factors considered by the Board of Directors of Arco is not intended to be exhaustive of all of the factors that were considered in arriving at a conclusion and making the recommendations described herein. The Board of Directors of Arco used their own knowledge of the business, financial condition and prospects of Arco and the advice of management and their advisors, in their evaluation of the Transaction. Given the numerous factors that were considered in connection with evaluating the Transaction, it is not practical to quantify or assign a relevant weight to specific facts relied upon by the Board of Directors of Arco in reaching their conclusions and recommendations. In addition, individual directors may have given different weight to different factors. The conclusions and recommendations were arrived at after giving consideration to the totality of the information and factors involved.

Steps of the Transaction

Assuming that the Consent Resolutions are approved pursuant to the executed Consents, and all other conditions to the Closing are satisfied or waived, the following are the principal steps to the Transaction:

1.	prior to the Effective Time, Arco will effect the Consolidation;

2.	prior to the Effective Time, Arco will effect the Arco Debt Settlement;

3.

prior to the Effective Time, Arco will cause all previously issued Arco Options and Arco Warrants (or other convertible Arco securities) convertible into Arco Common Shares to be surrendered and cancelled (excluding any Cannex securities convertible into Arco securities as a result of the Amalgamation, the Cannex Private Placement, and the Arco Debt Settlement);

4.	prior to the Effective Time, ArcoSub and Cannex will jointly complete and file the Articles of Amalgamation in order to give effect to the Amalgamation;

5.	at the Effective Time:

	a.	ArcoSub and Cannex shall be amalgamated and continue as one corporation (being Amalco);

	b.	each of ArcoSub and Cannex shall cease to exist as entities separate from Amalco;

	c.	Amalco will be a wholly-owned subsidiary of Arco;

	d.	any civil, criminal or administrative action or proceeding pending by or against any of the ArcoSub or Cannex may be continued to be prosecuted by or against Amalco ;

	e.	the Cannex Subscription Receipts shall be deemed to be automatically exercised without any additional payment therefor, into Cannex Common Shares and Cannex Warrants in accordance with their terms;

f.

each Cannex Shareholder (including, for certainty, holders of Cannex Common Shares issued upon conversion of the Cannex Subscription Receipts) will receive one fully paid and non-assessable Resulting Issuer Common Share (or one Resulting Issuer Class A Share), as applicable, in exchange for each Cannex Share held by such holder, and the Cannex Common Shares will be cancelled;

g.

each holder of Cannex Warrants (including, for certainty, holders of Cannex Warrants issued upon conversion of the Cannex Subscription Receipts) will receive one Resulting Issuer Warrant in exchange for each Cannex Warrant held by such holder, and the Cannex Warrants will be cancelled;

	h.	Cannex shall issue and deliver to the Agents the Cannex Agent Options, and each such Cannex Agent Option shall be exchanged for one Resulting Issuer Option;

	i.	ArcoSub the ArcoSub Shares will be cancelled and replaced by Amalco Shares on the basis of one (1) Amalco Share for each ArcoSub Share, held by the Resulting Issuer;

	j.	in consideration for Arco’s issuance of the Arco Shares to the Cannex Shareholders, Amalco shall issue to

Arco one Amalco Share for each Arco Share issued to Cannex Shareholders;

	k.	Arco shall effect the Name Change and shall continue as “Cannex Capital Holdings Inc.”;

l.

all of the property, rights, privileges and assets of each of ArcoSub and Cannex will continue as the property, rights, privileges and assets of Amalco, and Amalco will become liable for all of the liabilities and obligations of ArcoSub and Cannex;

	m.	the election of the Cannex nominees to the board of directors and officers of the Resulting Issuer shall be effected;

n.

the Cannex Subscription Receipts, the Cannex Warrants, the Cannex Agent Options and the BrightLeaf Vendor Notes shall cease to represent a right to acquire Cannex Shares and shall provide the right to acquire Arco Shares or Resulting Issuer Shares, as applicable, all in accordance with the adjustment provisions provided in the certificates and documentation representing such Cannex securities; and

	o.	any existing cause of action, claim or liability to prosecution with respect to either or both of ArcoSub and Cannex shall be unaffected.

Following the Closing, in accordance with provisions of the BCBCA, the property, rights and interests of each of Cannex and ArcoSub will continue to be the property, rights and interests of Amalco, Amalco will continue to be liable for the obligations of each of Cannex and ArcoSub, and Amalco will be a wholly-owned subsidiary of Arco.

The Amalgamation Agreement

The Amalgamation Agreement sets out the terms and conditions relating to the Transaction. The provisions of the Amalgamation Agreement are the result of arm’s length negotiations conducted between representatives of Arco and Cannex. Below are summaries of certain of the material terms and conditions of the Amalgamation Agreement, which summaries are subject to, and qualified in their entirety by reference to, the terms and conditions of the full text of the Amalgamation Agreement which is incorporated by reference into this Circular, and a copy of which is available on SEDAR under Arco’s company profile at www.sedar.com.

The Consolidation

Assuming approval of the Arco Amalgamation Consent Resolution, prior to the Effective Time, Arco will alter its share capital by consolidating all of the issued and outstanding Arco Shares on the basis of one post-Consolidation Arco Common Share for every 6.5537 pre-Consolidation Arco Common Shares, such that after the Consolidation (and after taking into account the Arco Debt Settlement), 2,000,000 Arco Common Shares will be issued and outstanding. If the Consolidation would result in the issuance of a fractional Arco Common Share, no fractional Arco Common Shares will be issued and such fraction will be rounded down to the next whole number, without any compensation therefor.

Creation of Arco Class A Shares

Prior to the Effective Time, Arco will alter its share capital by creating a new class of shares, being the Arco Class A Shares, which shall have the rights described in Appendix “C” to this Information Circular.

The Arco Debt Settlement

Assuming receipt of applicable regulatory approvals, Arco will complete the Arco Debt Settlement prior to the Effective Time. This means that Arco will settle the aggregate of $435,222 of debt by way of shares-for-debt settlement, pursuant to which Arco will settle such debt with the issuance of 3,720,000 pre-Consolidation Arco Common Shares, at a deemed price of $0.15 per pre-Consolidation Arco Common Share or $558,000 in value.

Conditions Precedent to the Transaction

Completion of the Transaction is subject to a number of conditions that must be satisfied or waived (in accordance with the terms of the Amalgamation Agreement) by the applicable Party prior to the consummation of the Transaction. There can be no assurance that the relevant conditions will be satisfied or waived prior to the Closing.

Mutual Conditions

The obligation of the Parties to complete the Transaction is subject to the satisfaction or waiver of certain mutual conditions prior to the Closing, including, among other things:
(a)

the approval of the Arco Amalgamation Consent Resolution; Board approval of the Amalgamation; the Consolidation, the Arco Debt Settlement, the Name Change, the election of the Cannex nominees to the Board, the TSXV delisting, the CSE Listing and certain other matters contemplated by Arco in the Amalgamation Agreement;

(b)

board and Cannex Shareholder approval of the Amalgamation, the Cannex Private Placement, including satisfaction of the Cannex Private Placement Escrow Release Conditions, the BrightLeaf Acquisition and certain other matters contemplated by Cannex in the Amalgamation Agreement;

(c)	the Amalgamation and all other related transactions contemplated by the Amalgamation Agreement shall have become effective on or prior to the Outside Date;

(d)	completion of due diligence to the satisfaction of Cannex and Arco;

(e)	the creation of the Arco Class A Shares;

(f)

all necessary regulatory approvals with respect to the Amalgamation, the Cannex Private Placement, the Arco Debt Settlement, the Consolidation, the Name Change, TSXV delisting, and the CSE Listing having been obtained, including but not limited to the approval of the TSXV, the CSE and other applicable securities regulatory authorities, as applicable; and

(g)	the Amalgamation Agreement shall not have been terminated.

Conditions in Favour of Arco

The obligation of Arco to complete the Transaction is also subject to the satisfaction or waiver of conditions for the sole benefit of Arco prior to the Closing, including, among other things, that: Cannex shall have performed, satisfied and complied with all obligations, covenants and agreements to be performed and complied with by it on or before the Effective Date pursuant to the terms of the Amalgamation Agreement; the representations and warranties of Cannex made in the Amalgamation Agreement shall be true and correct in all material respects as at the Effective Date; and there have been no Material Adverse Change with respect to Cannex.

Conditions in Favour of Cannex

The obligation of Cannex to complete the Transaction is also subject to the satisfaction or waiver of conditions for the sole benefit of Cannex prior to the Closing, including, among other things that: Arco and ArcoSub shall have performed, satisfied and complied with all obligations, covenants and agreements to be performed and complied with by them on or before the Effective Date pursuant to the terms of the Amalgamation Agreement; the representations and warranties of Arco and ArcoSub made in the Amalgamation Agreement shall be true and correct in all material respects as at the Effective Date; the Arco Shares to be issued to the Cannex Shareholders shall be issued as fully paid and non-assessable common shares in the capital of Arco, free and clear of any and all encumbrances, liens, charges, demands of whatsoever nature, except those pursuant to any relevant CSE policies or Applicable Canadian Securities Laws; the negotiation and entering into of the Cannex Option Agreements; there shall not have occurred any Material Adverse Change of Arco or ArcoSub; at the time of the closing of the Amalgamation, each of the current directors and officers of Arco and ArcoSub, shall have provided a resignation and mutual release in form and substance satisfactory to Cannex, acting reasonably.

Covenants

Under the terms of the Amalgamation Agreement, each of Arco and Cannex make certain covenants, including with respect to: providing the other Party access to corporate documents and personnel; confidentiality; the preparation of filings, including this Circular; the issuance of securities; conduct of business; and obtaining of necessary consents to the Transaction.

Officers and Directors

In connection with the Closing, the officers and directors of Arco are expected to change such that, at Closing, all of the existing officers and directors of Arco will resign, and the directors and officers of the Resulting Issuer will be as follows:

Anthony Dutton – Chief Executive Officer, President and Director
D. Barry Lee – Chief Financial Officer and Corporate Secretary
Leonid (Leo) Gontmakher – Director and Chief Operating Officer
Simon Anderson – Chief Financial Analyst

Gerald (Jerry) Derevyanny – Director
Dmitriy Goykhman – Director
Gregory Marshall – Director
Thomas Peters – Director
Roman Tkachenko – Director

Cannex Private Placement

On October 10, 2017, Cannex also announced a concurrent private placement offering (the “Cannex Private Placement”) of up to 25,000,000 Cannex Subscription Receipts, for gross proceeds of up to $25,000,000, which amounts were amended to be up to 40,000,000 Cannex Subscription Receipts for gross proceeds of up to $40,000,000, or such other amount as may be agreed to among Arco, Cannex and the Agents. Each Cannex Subscription Receipt, upon release from escrow in accordance with the Cannex Private Placement Escrow Release Conditions, automatically converts into one Cannex Common Share (or one Arco Common Share or one Resulting Issuer Common Share), as applicable, and one-half of one Cannex Warrant (or one-half of one Arco Warrant or one-half of one Resulting Issuer Warrant), as applicable, with each such whole Cannex Warrant (or Arco Warrant or Resulting Issuer Warrant), as applicable, exercisable to purchase one Cannex Common Share (or one Arco Common Share or one Resulting Issuer Common Share), as applicable, for $1.50 for a period of 24 months (subject to the Warrant Acceleration) following the satisfaction of the Cannex Private Placement Escrow Release Conditions.

The gross proceeds from the Cannex Private Placement (less 50% of the Agents’ Fee and the fees and expenses of the Agents) will be placed in escrow with an escrow agent and will be released upon satisfaction of the Cannex Private Placement Escrow Release Conditions, which shall occur immediately prior to the closing of the Transaction. Upon the closing of the Transaction, all Cannex Shares issued in connection with the Cannex Private Placement (and all other securities of Cannex, if any) will automatically be exchanged for Arco Shares or Resulting Issuer Shares (and other securities of Arco or the Resulting Issuer), as applicable, on the same terms as the other existing Cannex Shares and all Cannex Warrants issued in connection with the Cannex Private Placement will automatically be exchanged for Arco Warrants (or Resulting Issuer Warrants), as applicable, on the same terms as the Cannex Warrants.

Pursuant to the Agency Agreement, Cannex also agreed to issue the Cannex Agent Options.

Name Change

In connection with the completion of the Transaction, Arco intends to change its name to “Cannex Capital Holdings Inc.”.

Canadian Securities Law Considerations

The distribution of the Arco Shares, pursuant to the Amalgamation Agreement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian Securities Laws. The Arco Shares, may be resold in each of the provinces of Canada provided the trade is not a “control distribution” as defined in National Instrument 45-102 — Resale of Securities of the Canadian Securities Administrators, no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid in respect of that sale and, if the selling security holder is an Insider of the Resulting Issuer, the Insider has no reasonable grounds to believe that the Resulting Issuer is in default of securities legislation.

RISK FACTORS RELATING TO THE TRANSACTION

The securities of Arco (and correspondingly those of the Resulting Issuer) should be considered highly speculative due to the nature of the Resulting Issuer’s proposed business and the current stage of Cannex’s development. The completion of the Transaction and the acquisition of Arco Common Shares will be subject to certain material risks. In evaluating Arco, the Resulting Issuer and its prospective business, investors should carefully consider the following risks, in addition to the other information and risk factors contained in this Circular, including under the heading “Summary – Risk Factors”, the heading “Information Concerning the Resulting Issuer” and in the Arco MD&A included as Appendix “D”. Readers should note that this list is not a definitive list of all risk factors associated with Arco, Cannex or the Resulting Issuer, or with respect to the Resulting Issuer’s proposed operations upon completion of the Transaction, and other events could arise that have a material adverse effect on the business of Arco, Cannex or the Resulting Issuer.

Arco and Cannex expect to incur significant costs in connection with the Transaction.

Arco and Cannex will collectively incur significant direct transaction costs in connection with the Transaction. Actual direct transaction costs incurred in connection with the Transaction may be higher than expected. Moreover, certain of Arco’s and Cannex’s costs related to the Transaction, including legal, financial advisory services, accounting, printing and mailing costs, must be paid even if the Transaction is not completed. There are also opportunity costs associated with the diversion of management attention away from the conduct of their respective businesses in the ordinary course.

Trading in Arco Common Shares may remain halted until completion of the Transaction.

Upon public announcement of the Transaction, trading in Arco Common Shares on the NEX was halted for an indefinite period. Reinstatement of trading prior to completion of the Transaction, to the extent it occurs, provides no assurance with respect to the merits of the Transaction or the likelihood of Arco completing the Transaction.

Arco has not verified the reliability of the information regarding Cannex or Cannex USA included in, or which may have been omitted from, this Circular.

All historical information regarding Cannex and Cannex USA contained in this Information Circular, including all Cannex financial information and all pro forma financial information reflecting the pro forma effects of the Transaction, has been provided by Cannex. Although Arco has no reason to doubt the accuracy or completeness of such information, any inaccuracy or material omission in the information about or relating to Cannex or Cannex USA contained in this Circular could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect the operational plans of the Resulting Issuer and its results of operations and financial condition.

The Amalgamation Agreement may be terminated in certain circumstances.

Each of Arco and Cannex has the right to terminate the Amalgamation Agreement in certain circumstances. Accordingly, there is no certainty, nor can either of Arco or Cannex provide any assurance, that the Amalgamation Agreement will not be terminated by either Arco or Cannex before the completion of the Transaction.

There can be no assurance that all conditions precedent to the Transaction will be satisfied.

The completion of the Transaction is subject to a number of conditions precedent, certain of which are outside the control of Arco, including the closing of the BrightLeaf Acquisition, receipt of the requisite shareholder approvals, including Arco Shareholder approval of the Arco Amalgamation Consent Resolution and related resolutions, Cannex Shareholder approval of the Amalgamation Agreement, regulatory approvals, including approval of TSXV and the CSE and the completion of the Cannex Private Placement. There is no certainty, nor can Arco provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. The requirement to take certain actions or to agree to certain conditions to satisfy such requirements or obtain any such approvals may have a material adverse effect on the business and affairs of Arco or the trading price of the Arco Common Shares. If for any reason the Transaction is not completed, the market price of the Arco Common Shares may be adversely affected. Moreover, if the Amalgamation Agreement is terminated, there is no assurance that either the Board will be able to find another transaction to pursue.

Certain Risks Associated with the Consolidation

The effect of the Consolidation upon the market price of the Arco Common Shares cannot be predicted with any certainty, and the history of similar share consolidations for corporations similar to Arco is varied. There can be no assurance that the total market capitalization of the Arco Common Shares immediately following the Consolidation will be equal to or greater than the total market capitalization immediately before the Consolidation. In addition, there can be no assurance that the per-share market price of the Arco Common Shares following the Consolidation will remain higher than the per-share market price immediately before the Consolidation or equal or exceed the direct arithmetical result of the Consolidation. In addition, a decline in the market price of the Arco Common Shares after the Consolidation may result in a greater percentage decline than would occur in the absence of the Consolidation. Furthermore, the Consolidation may lead to an increase in the number of Arco Shareholders who will hold “odd lots”; that is, a number of Arco Common Shares not evenly divisible into board lots (a board lot is either 100, 500 or 1,000 shares, depending on the price of the Arco Common Shares). As a general rule, the cost to Arco Shareholders transferring an odd lot of Arco Common Shares is somewhat higher than the cost of transferring a “board lot”.

INFORMATION REGARDING ARCO

The following information should be read in conjunction with the information concerning Arco appearing elsewhere in this Information Circular.

The information contained in this section is presented on a pre-Transaction basis and is reflective of the current business, financial and share capital position of Arco, without giving effect to the Consolidation or any other components of the Transaction. See “Information Concerning the Resulting Issuer” for pro forma business, financial and share capital information relating to the Resulting Issuer following completion of the Transaction.

Name and Incorporation

Arco’s full corporate name is “Arco Resources Corp.”. Arco was incorporated pursuant to the provisions of the BCBCA on March 13, 2006 under the name Atomic Minerals Ltd. (“Atomic”). Atomic changed its name to Arco Resources Corp. on May 11, 2009. Arco’s head office is located at Suite 283 – 1755 Robson Street, Vancouver, British Columbia V6G 3B7 and its registered and records office is located at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia V6E 0B6.

Arco has three inactive subsidiaries and one active subsidiary, being ArcoSub, a company incorporated pursuant to the BCBCA and formed solely for the purpose of effecting the Amalgamation.

Intercorporate Relationships

The following table describes the subsidiaries owned by Arco, their place of incorporation, continuance or formation and the percentage of voting securities beneficially owned, controlled or directed by Arco.

Name of Subsidiary	Percentage of Voting Securities Owned	Jurisdiction of Incorporation or Continuance
1141684 B.C. Ltd.	100%	British Columbia
0754257 B.C. Ltd.(1)	100%	British Columbia
CHM Ventures Inc. (1)	100%	Colorado
CHM Ventures, LLC(1)	100%	Colorado

Notes:
(1)	Inactive subsidiary. As part of the Arco Debt Settlement, Arco will divest of its three inactive subsidiaries prior to completing the Transaction.

General Development of Business

Arco is a Canadian public company listed for trading on the NEX board of the TSXV with the symbol “ARR.H”. Arco is in the business of the exploration and development of mineral properties in North America.

Arco currently has no exploration or evaluation assets, as its claims on the Taviche property, a 1,052-hectare property located in the State of Oaxaca, Mexico, have lapsed. Arco had suspended exploration activity on the Taviche property in 2014 while attempting to arrange financing or coordinate a joint venture to further its exploration and development.

History

Arco was incorporated pursuant to the provisions of the BCBCA on March 13, 2006 under the name “Atomic Minerals Ltd.” (“Atomic”). Upon incorporation, Arco was structured as a capital pool company under the policies of the TSXV. On November 27, 2006, Atomic completed its initial public offering pursuant to a prospectus dated November 2, 2006. Effective at the opening of the TSXV on December 5, 2006, Atomic’s common shares commenced trading on the TSXV under the symbol “ATL.P”. On June 4, 2007, Atomic closed as its “qualifying transaction” under the policies of the TSXV the acquisition of all of the outstanding shares of 0754257 B.C. Ltd., which held leases over a total of 1204 mining claims located in Colorado State (the “Qualifying Transaction”). As a result of Atomic’s completion of the Qualifying Transaction, Atomic’s trading symbol was changed from “ATL.P” to “ATL” and Atomic began trading as a regular TSXV company. On May 11, 2009, Atomic changed its name to “Arco Resources Corp.” and concurrently changed its trading symbol on the TSXV to “ARR”.

Arco was principally involved in the acquisition, exploration and development of mineral properties in Mexico and was considered to be a junior mining exploration stage company, devoting substantially all of its efforts to financing and developing its property interests. Arco’s principal focus was on its “Taviche Project” located in the State of Oaxaca in Mexico. In 2014, Arco suspended its exploration and development plans for its properties (including the Taviche Project) due to a lack of available funding for junior mining exploration stage companies. During the year ended April 30, 2017, Arco allowed its claim to lapse on the Taviche Project (the company’s final remaining property). On May 4, 2017, in accordance with the policies of the TSXV, Arco’s listing was transferred to the NEX Board and its trading symbol was changed from “ARR” to “ARR.H”. Arco subsequently began searching for new business opportunities and sources of capital.

Proposed Transaction with Cannex

On October 8, 2017, Arco signed the Arco LOI with Cannex with respect to the Transaction. The Arco Shares were halted from trading on the NEX on October 10, 2017, pending announcement of the Transaction. The closing price of the Arco Shares on October 9, 2017, the last trading date immediately precedent the announcement of the Transaction, was $0.055 (on a pre-Consolidation basis). Trading in Arco Shares remains halted on the NEX as at the date of this Information Circular and is expected to remain halted until Closing.

Effective as of December 7, 2017, Arco entered into the Amalgamation Agreement with Cannex with respect to the Transaction, a copy of which was filed on SEDAR on December 18, 2017 and is available at www.sedar.com. For more information with respect to the Transaction, see the section of the Information Circular entitled “Description of the Transaction”.

Selected Financial Information and MD&A

Appendix “E” to this Circular contains audited annual financial statements of Arco for the fiscal years ended April 30, 2017 and April 30, 2016. The following table sets forth selected information regarding the expenses of Arco for such periods. Such information is derived from Arco’s financial statements and should be read in conjunction with such financial statements:

	Year Ended April 30, 2017 (Audited) ($)	Year Ended April 30, 2016 (Audited) ($)
Total assets	13,042	10,432
Total liabilities	551,405	334,601
Basic and diluted loss per Arco Share	0.02	0.01
Total expenses	211,428	161,509
Amounts deferred in connection with the Transaction	-	-

MD&A

Arco’s MD&A for the fiscal years ended April 30, 2017 and April 30, 2016 is incorporated by reference herein and attached as Appendix “D” to this Circular. The MD&A should be read in conjunction with Arco’s audited annual financial statements for the years ended April 30, 2017 and 2016, together with the notes thereto, which are also incorporated and attached as Appendix “E” to this Circular.

Description of Securities

Arco’s authorized capital consists of an unlimited number of common shares (“Arco Common Shares”) without par value and an unlimited number of preferred shares (“Arco Preferred Shares”) without par value. As of the date of this Information Circular, there are 9,387,323 Arco Common Shares issued and outstanding (and of which 13,107,323 will be outstanding following the Arco Debt Settlement) and nil Arco Preferred Shares issued and outstanding.

The holders of Arco Common Shares are entitled to vote at all meetings of Shareholders, to receive dividends if, as and  when declared by the directors and to participate rateably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of Arco. The Arco Common Shares carry no pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring the Shareholder to contribute additional capital and no restrictions on the issuance of additional securities by Arco. There are no restrictions on the repurchase or redemption of Arco Common Shares by Arco except to the extent that any such repurchase or redemption would render Arco insolvent.

The holders of Arco Preferred Shares are entitled to (i) on the distribution of assets of Arco on the liquidation, dissolution or winding-up of Arco, to receive, before any distribution shall be made to holders of any other shares of Arco Common Shares (or any other Arco securities ranking junior to the Arco Preferred Shares) with respect to repayment of capital on any such event, together with the fixed premium (if any) thereon, an amount equal to all accrued and unpaid cumulative dividends thereon, and all declared and unpaid non-cumulative dividends thereon, and (ii) after such distribution described in (i), share in any further distribution of the property or assets of Arco. Holders of Arco Preferred Shares are not entitled to receive notice of or vote at any general meeting of the Arco Shareholders.

In connection with the Transaction, Arco intends to amend its share capital to create a new class of Arco securities, being Arco Class A Shares. Arco Class A Shares will have the same rights as Arco Common Shares, except that holders of Arco Class A Shares will not be entitled to vote for the election of directors of Arco and Arco Class A Shares may be converted to Arco Common Shares on a 1:1 basis, without payment of additional consideration, at the option of the holder or Arco, if such conversion would not cause Arco to become a Domestic Issuer (as defined in Rule 902(e) of Regulation S of the U.S. Securities Act.

Stock Option Plan

Arco follows the policies of the TSXV, under which it is authorized to grant incentive share options to officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding Arco Common Shares. The exercise price of each option equals the market price of Arco Common Shares as calculated on the date of grant. The options can be granted for a maximum term of five years. The vesting period for all options is at the discretion of the Board. At April 30, 2017, the number of share options available for grant was 938,732. At April 30, 2017 Arco had no incentive share options outstanding.

For more information about the Arco Option Plan see “Securities Authorized Under Equity Compensation Plans” and Arco “Executive Compensation” disclosure elsewhere in this Information Circular.

Arco proposes to replace the Arco Option Plan with the New Option Plans. For more information about the New Option Plans see “Particulars of Matters to Be Acted On – Approval of New Option Plans”.

Prior Sales

Arco has not sold any securities within the 12 months prior to the date hereof.

Escrow Securities and Securities Subject to Contractual Restrictions on Transfer

As of the date hereof, there were no Arco Common Shares held in escrow.

Stock Exchange Price

The Arco Common Shares are listed for trading on the NEX but were halted from trading on October 10, 2017 in connection with the announcement of the Transaction. The following table sets forth the high, low and closing prices and volumes of the Arco Common Shares as traded on the NEX for the periods indicated:

Period	High	Low	Close	Average Volume
December 2017	No trades(1)
November, 2017	No trades(1)
October 2017(1)	No trades(1)

Period	High	Low	Close	Average Volume
September, 2017	$0.07	$0.055	$0.055	977
August, 2017	$0.08	$0.075	$0.075	826
Quarter ended July 31, 2017	$0.12	$0.05	$0.08	1,678
Quarter ended April 30, 2017	$0.075	$0.06	$0.06	1,308
Quarter ended January 31, 2017	$0.095	$0.06	$0.095	201
Quarter ended October 31, 2017	$0.09	$0.05	$0.08	5,075
Quarter ended July 31, 2016	$0.08	$0.045	$0.06	3,920
Quarter ended April 30, 2016	$0.05	$0.03	$0.05	1,146
Quarter ended January 31, 2016	$0.055	$0.03	$0.03	1,368
Notes:
(1)	Trading of the Arco Common Shares on the NEX has been halted since October 10, 2017 in connection with the announcement of the Transaction.

Executive Compensation

For the purpose of this Information Circular, defined terms regarding executive compensation are as follows:

“Chief Executive Officer” or “CEO” of Arco means each individual who acted as chief executive officer of Arco or acted in a similar capacity for any part of the most recently completed financial year.

“Chief Financial Officer” or “CFO” of Arco means each individual who acted as chief financial officer of Arco or acted in a similar capacity for any part of the most recently completed financial year.

"executive officer" of Arco means an individual who at any time during the most recently completed financial year was:

(a)	a chair, vice-chair or president of Arco;

(b)	a vice-president of Arco in charge of a principal business unit, division or function including sales, finance or production; or

(c)	performing a policy-making function in respect of Arco.

"incentive plan" means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period.

"incentive plan award" means compensation awarded, earned, paid or payable under an incentive plan.

"Named Executive Officers" or “NEOs” means the following individuals:

(a)	each CEO;

(b)	each CFO;

(c)

each of Arco's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each additional individual who would be a NEO under (c) above, but for the fact that the individual was neither an executive officer of Arco, nor acting in a similar capacity, at the end of the most recently completed financial year.

"option-based award" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

"plan" includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons.

"replacement grant" means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option.

"repricing" means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option.

"share-based award" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Named Executive Officers of Arco

Anthony Dutton, former CEO, Teresa Rzepczyk, CFO are each a NEO of Arco for the financial year ended April 30, 2017 for the purposes of the following disclosure.

Compensation Discussion and Analysis

The Board of Directors of Arco has not appointed a compensation committee and the responsibilities relating to executive and director compensation, including reviewing and recommending director compensation, overseeing Arco’s base compensation structure and equity-based compensation program, recommending compensation of Arco’s officers and employees, and evaluating the performance of officers generally and in light of annual goals and objectives, is performed by the board of directors as a whole.

The Board also assumes responsibility for reviewing and monitoring the long-range compensation strategy for Arco’s senior management. The Board reviews the compensation of senior management on a semi-annual basis taking into account compensation paid by other issuers of similar size and activity.

Compensation Objectives and Principles

Arco is a junior resource company with limited resources. The compensation program for the senior management of Arco is designed within this context with a view that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining qualified executives;

(b)	motivating the short- and long-term performance of these executives; and

(c)	better aligning their interests with those of Arco’s shareholders.

In compensating its senior management, Arco has employed a combination of base salary and equity participation through its stock option plan. Recommendations for senior management compensation are presented to the board of directors for review.

Compensation Process

The Board of Directors of Arco is responsible for ensuring that Arco has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of Arco’s executive officers. The Board ensures that total compensation paid to all NEOs is fair and reasonable and is consistent with Arco’s compensation philosophy.

Compensation plays an important role in achieving short- and long-term business objectives that ultimately drive business success. Arco’s compensation philosophy is to foster entrepreneurship at all levels of the organization by making long-term equity-based incentives through the granting of stock options, a significant component of executive compensation. This approach is based on the assumption that the performance of Arco’s share price over the long term is an important indicator of long-term performance.

Arco’s compensation philosophy is based on the following fundamental principles:

1.	Compensation programs align with shareholder interests – Arco aligns the goals of executives with maximizing long-term shareholder value;

2.	Performance sensitive – compensation for executive officers should be linked to operating and market performance of Arco and fluctuate with the performance; and

3.

Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest caliber.

The objectives of the compensation program in compensating all NEOs were developed based on the above-mentioned compensation philosophy and are as follows:

1.	To attract and retain highly qualified executive officers;

2.	To align the interests of executive officers with shareholders’ interests and with the execution of Arco’s business strategy;

3.	To evaluate executive performance on the basis of key measurements that correlate to long-term shareholder value; and

4.	To tie compensation directly to those measurements and rewards based on achieving and exceeding predetermined objectives.

The Board of Directors of Arco has not considered the implications of the risks associated with Arco’s compensation policies and practices.

Arco has not adopted policies with respect to whether NEOs and directors are permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Competitive Compensation

Aggregate compensation for each NEO is designed to be competitive. The Board reviews compensation practices of similar situated companies in determining compensation policy. Although the Board reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the NEO’s role within Arco, it is primarily focused on remaining competitive in the market with respect to total compensation.

The Board reviews data related to compensation levels and programs of various companies that are similar in size (market capitalization) to Arco and operate within the mining exploration, development and production industry, prior to making decisions. These companies are used as Arco’s primary peer group because they have similar business characteristics or because they compete with Arco for employees and investors. The Board also relies on the experience of its members as officers and/or directors at other companies in similar lines of business as Arco in assessing compensation levels. The purpose of this process is to:

1.	Understand the competitiveness of current pay levels for each executive position relative to companies with similar revenues and business characteristics;

2.	Identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

3.	Establish as a basis for developing salary adjustments and short-term and long-term incentive awards for the board of director’s approval.

Aligning the Interests of the NEOs with the Interests of Arco’s Shareholders

Arco believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs. Arco’s objective is to establish benchmarks and targets for its NEOs which, if achieved, will enhance shareholder value.

A combination of fixed and variable compensation is used to motivate executives to achieve overall corporate goals. For the 2017 financial year, the three basic components of executive officer compensation program were:

•	Fixed salary;

•	Annual incentives (cash bonus); and

•	Option-based compensation.

Fixed salary comprises a portion of the total cash-based compensation; however, annual incentives and option-based compensation represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable performance targets; and (ii) market performance of Arco’s common shares.

To date, no specific formulae have been developed to assign a specific weighting to each of these components. Instead, the board of directors considers each performance target and Arco’s performance and assigns compensation based on this assessment.

Base Salary

The Board of Directors of Arco approves the salary ranges for the NEOs. The base salary review for each NEO is based on assessment of factors such as current competitive market conditions, compensation levels within the peer group of companies and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. Comparative data for Arco’s peer group is also accumulated from a number of external sources, which may include independent consultants. The board of directors, using this information together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive and employee compensation levels. Arco’s policy for determining salary for executive officers is consistent with the administration of salaries for all other employees.

Annual Incentives

To motivate executives to achieve short-term corporate goals, the NEOs participate in an annual incentive plan. Awards under the annual incentive plan are made by way of cash bonuses which are based in part on Arco’s success in reaching its objectives and in part on individual performance. The board of directors approves annual incentives.

The Board sets certain individual and corporate performance objectives during the year. In the financial year ended April 30, 2017, the principal objectives included:

Option-based compensation.

•	Create long-term shareholder value;

•	Increase Arco’s market capitalization;

The success of NEOs in achieving their individual objectives and their contribution to Arco in reaching its overall goals are factors in the determination of their annual bonus. The Board assesses each NEO’s performance on the basis of his or her respective contribution to the achievement of the predetermined corporate objectives, as well as to needs of Arco that arise on a day to day basis. This assessment is used by the Board with respect to the determination of annual bonuses for the NEOs.

Compensation and Measurements of Performance

The Board of Directors of Arco approves targeted amounts of annual incentives for each NEO at the beginning of each financial year. The targeted amounts are determined based on an assessment of compensation levels within Arco’s peer group.

Achieving predetermined individual and/or corporate targets and objectives, as well as general performance in day-to-day corporate activities, will trigger the award of a bonus payment to the NEO. The NEO will receive a partial or full incentive payment depending on the number of the predetermined targets met and the board’s assessment of overall performance.

Before paying out annual incentives, the Board considered all annual incentives carefully in light of the harsh economic climate that commenced in late 2008 and continued into 2016 and its impact on Arco’s ability to raise funds and achieve its corporate objectives.

During the year ended April 30, 2017, no annual incentives in the form of a cash bonus were paid to the NEOs.

Long-Term Compensation

Arco has a broadly-based employee stock option plan (the “Arco Option Plan”). The Arco Option Plan is designed to encourage share ownership and entrepreneurship on the part of senior management and other employees. The Board believes that the Arco Option Plan aligns the interests of the NEOs with shareholders by linking a component of executive compensation to the longer term performance of Arco Common Shares

At the direction of the Board of Directors of Arco, option grants to NEOs, directors and employees are determined based on each individual’s position, level of responsibility (including committee responsibilities in the case of directors), the time commitment required of an optionee (in the case of directors and part-time employees) and the tenure of the optionee. The Board also considered levels of option grants for similar positions within Arco’s peer group. Arco Options are not scheduled for grant at any particular time, but are subject to the imposition of trading black-out periods, in which case options scheduled for grant will be granted subsequent to the end of the black-out period.

No Arco Options were granted during fiscal 2017. The Board takes into account the level of options granted by comparable companies for similar levels of responsibility and considers each NEO or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value and the objectives set for the NEOs. The scale of options is generally commensurate to the appropriate level of base compensation for each level of responsibility.

In addition to determining the number of options to be granted, the Board also makes the following determinations:

Option-based compensation.

•	The NEOs and others who are entitled to participate in the Arco Option Plan;

•	The exercise price for each Arco Option granted, subject to the provision that the exercise price cannot be lower than the market price on the date of the grant;

•	The date on which each Arco Option is granted;

•	The vesting period for each Arco Option; and

•	The other material terms and conditions of each Arco Option grant.

The Board makes these determinations subject to and in accordance with the provisions of the Arco Option Plan.

Option-Based Awards

Arco Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in Arco and thereby encourage their continuing association with Arco. Management proposes stock option grants to the Board based on such criteria as performance, previous grants, and hiring incentives. All grants require approval of the Board. The Arco Option Plan is administered by the directors of Arco and provides that options will be issued to directors, officers, employees or consultants of Arco or a subsidiary of Arco.

Summary Compensation Table

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to Arco for the financial years ended April 30, 2017, April 30, 2016 and April 30, 2015, in respect of each NEO.

Name and Principal Position	Year Ended	Salary ($)	Share- based award s ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total compensation($)
					Annual Incentive Plans ($)	Long-term incentive plans ($)

Anthony Dutton Former Chief Executive Officer(2)	2017 2016 2015	45,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	45,000 Nil Nil
Teresa Rzepczyk Chief Financial Officer (5)	2017 2016 2015	13,500 27,000 6,750	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	13,500 27,000 6,750
Warren McIntyre Former Chief Executive Officer(3)	2017 2016 2015	Nil Nil 19,800	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 19,800
Simon Anderson Former Chief Financial Officer(4)	2017 2016 2015	Nil Nil 12,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 12,500

Notes:
(1)	This is the grant date fair value of options to purchase Arco Common Shares granted during the financial year ended April 30, 2017 estimated with the Black-Scholes-Merton option pricing model.
(2)
Anthony Dutton was appointed as CEO on January 13, 2016 and held the CEO position until June 20, 2017, when George Danes was appointed Arco’s CEO and as a director. Mr. Dutton is not an employee of Arco.

(3)	George Danes was appointed as CEO of Arco on June 20, 2017 so he was not CEO for the year ended April 30, 2017.
(4)	Mr. Dutton provided his services to Arco through Delu Corp. In fiscal 2017, Arco accrued fees of $45,000 to Delu Corp. a company controlled by Mr. Dutton.
(5)	Teresa Rzepczyk was appointed as CFO of Arco on September 5, 2014 and a director of Arco on August 26, 2016.
(6)	In fiscal 2017, Arco accrued fees of $13,500 to Matrix 1 Capital Corp., a company controlled by Ms. Rzepczyk.
(7)	In fiscal 2016, Arco accrued fees of $27,000 to Matrix 1 Capital Corp., a company controlled by Ms. Rzepczyk.
(8)	In fiscal 2016, Arco accrued fees of $6,750 to Matrix 1 Capital Corp., a company controlled by Ms. Rzepczyk.
(9)	In fiscal 2015, Arco accrued fees of $19,800 to Warren McIntyre. Mr. McIntyre resigned as CEO of Arco on January 13,2016.
(10)
Simon Anderson was appointed CFO of Arco on April 14, 2010 and resigned as CFO of Arco on September 5, 2014. Mr.Anderson provided his services to Arco through S2 Management Inc. Compensation to Mr. Anderson includes $12,500 for the year ended April 30, 2015, in respect of secretarial and administrative services provided by S2 Management Inc.

Incentive Plan Awards

No Arco Options were granted during the financial year ended April 30, 2017. As of the date hereof, no Arco Options were outstanding under the Arco Option Plan. Arco does not make share-based awards. The following table sets forth information for each NEO for all awards outstanding as at April 30, 2017.

Outstanding Share-Based Awards and Option-Based Awards

		Option-based Awards			Share-based Awards
Name	Number of securities underlying Option unexercis exercise ed options (#)	price ($)	Option expiration date	Value of unexercised in-the- money options (1) ($)	Number of Common Shares or units of Common Shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Anthony Dutton	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Teresa Rzepczyk	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:
(1)

The value of unexercised “in-the-money” options at the financial year end is the difference between the market value of the Arco Common Shares on the TSXV on April 30, 2017 and the option exercise price. Market price for this purpose is $0.06, being the closing price of the Arco Common Shares on the TSXV on April 30, 2017.

The following table sets forth information for each NEO with respect to value vested or earned during the 2017 fiscal year in connection with incentive plan awards.

Incentive Plan Awards — Value Vested or Earned During the Year

Name	Option-based awards —Value vested during the year (1) ($)	Share-based awards —Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Anthony Dutton	N/A	N/A	N/A
Teresa Rzepczyk	N/A	N/A	N/A

Notes:
(1)	Calculated by determining the difference between the market price of the Arco Common Shares at exercise and the exercise price of the options on the vesting date.

Pension Plan Benefits

Arco does not have a defined benefit plan, defined contribution plan or deferred compensation plan.

Termination and Change of Control Benefits

Arco has not entered into any other contract, agreement, plan or arrangement that provides for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change of control of Arco or in the event of a change in an NEO’s responsibilities following a change of control.

Other management services for Arco are not, to any material degree, performed by persons other than the senior officers of Arco.

Director Compensation

The only arrangements Arco has, standard or otherwise, pursuant to which directors are compensated by Arco for their services in their capacity as directors, during the most recently completed financial year or subsequently, are by the issuance of stock options pursuant to the revised stock option plan of Arco.

During the financial year ended April 30, 2017, the directors who are not NEOs received the following compensation:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards (1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
D. Barry Lee	52,500	Nil	Nil	Nil	Nil	Nil	70,500

Notes:
(1)	This is the grant date fair value of options to purchase Arco Common Shares granted during the financial year ended April 30, 2017 estimated with the Black-Scholes-Merton option pricing model.
(2)	D. Barry Lee was appointed to Arco’s board of directors on March 23, 2016.

Director Outstanding Share-Based Awards and Option-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercise d options (#)	Option exercise price ($)	Option expiration date	Value of unexercise d in-the- money (1) options ($)	Number of Common Shares or units of Common Shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
D. Barry Lee	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:
(1)

The value of unexercised “in-the-money” options at the financial year end is the difference between the market value of the Arco Common Shares on the TSXV on April 30, 2017 and the option exercise price. Market price for this purpose is $0.06, being the closing price of the Arco Common Shares on the TSXV on April 30, 2017.

Director Incentive Plan Awards — Value Vested or Earned During the Year

Name	Option-based awards — Value vested during (1) the year ($)	Share-based awards — Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year ($)
D. Barry Lee	Nil	N/A	N/A

Notes:
(1)	Calculated by determining the difference between the market price of the Arco Common Shares at exercise and the exercise price of the options on the vesting date.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers and employees and former directors, executive officers, and employees is, as of the date hereof, indebted to either Arco or any of its subsidiaries nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by Arco or any of its subsidiaries.

No director or executive officer of Arco, no proposed nominee for election as a director of Arco, nor any associate or affiliate of any of the foregoing, has at any time since the beginning of Arco’s last completed financial year been indebted to Arco or any of its subsidiaries nor have any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by Arco or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

To the knowledge of management of Arco, except as described herein, no director or executive officer of Arco, no person who beneficially owns, directly or indirectly, Arco Common Shares carrying 10% or more of the voting rights attached to all outstanding Arco Common Shares (each of the foregoing being an “Informed Person”), no director or executive officer of an entity that is itself an Informed Person or a subsidiary of Arco, no proposed nominee for election as a director of Arco and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any transaction since the beginning of Arco’s last completed financial year or in any proposed transaction which, in either case, has materially affected or would materially affect Arco or any of its subsidiaries.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth details of all equity compensation plans of Arco as of April 30, 2017.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under the Equity Compensation Plans
Equity compensation plans approved by securityholders – Arco Option Plan	Nil	Nil	938,732
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	Nil	Nil	938,732

Corporate Governance

General

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with Arco. A “material relationship” is a relationship which could, in the view of Arco’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management by appointing a fully independent audit committee to conduct a quarterly review of Arco’s financial statements and management discussion and analysis, by requiring material transactions to be approved by the Board prior to the transaction taking place, and by retaining independent consultants where it deems necessary.

D. Barry Lee is an independent member of the Board. The non-independent directors are George Danes and Teresa Rzepczyk.

Directorships

The directors are currently serving on boards of the following other reporting companies (or equivalent) as set out below:

Name of Director	Name of Reporting Issuer	Exchange Listed
D. Barry Lee	Atom Energy Inc.	TSXV
	Buccaneer Gold Corp.	TSXV
	Gainey Capital Corp.	TSXV
	Worldwide Resources Corp.	TSXV

Orientation and Continuous Education

When new directors are appointed, they receive an orientation, commensurate with their previous experience, on Arco’s properties, business and industry and on the responsibilities of directors.

Board meetings may also include presentations by Arco’s management and employees to give the directors additional insight into Arco’s business.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by Arco’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of Arco.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by Arco, this policy will be reviewed.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

Compensation

The Board determines compensation for all directors and officers.

Other Board Committees

The Board has no committees other than the audit committee.

Audit Committee

Pursuant to the provisions of section 224 of the BCBCA, and in accordance with the policies of the TSXV, Arco is required to have an audit committee comprised of at least three directors, the majority of which must not be officers or employees of Arco.

Arco must also, pursuant to the provisions of NI 52-110-, have a written charter, which sets out the duties and responsibilities of its audit committee. In providing the following disclosure, Arco is relying on the exemption provided under NI 52-110, which allows for the short-form disclosure of the audit committee procedures of venture issuers.

Audit Committee’s Charter

Arco’s audit committee charter is attached as Appendix “I” to the information circular for the annual general meeting of Arco held on October 18, 2007, which is filed on SEDAR and is available for review on www.sedar.com and is incorporated herein by reference.

Composition of the Audit Committee

The following are the members of the Audit Committee:

D. Barry Lee	Independent (1)	Financially literate (1)
George Danes	Not Independent (1)	Financially literate (1)
Teresa Rzepczyk	Not Independent (1)	Financially literate (1)

Notes:
(1)	As defined by NI 52-110. Mr. Danes and Ms. Rzepczyk are officers of Arco and are not considered independent according to Sections 1.4 (3) (a) and 1.5 (1) of NI 52-110.

Relevant Education and Experience

Mr. Danes is a professional accountant with several years’ experience in both private and public companies, primarily in the real estate sector. He is the former Chief Financial Officer of Sutton Group Realty Services, and is the former Vice President Finance and Accounting of Dundee 360 Real Estate Corporation (2009 – 2016), where he directed the global financial department, servicing 35 corporate entities operating in the US, Canada and Europe, overseeing reporting, treasury, compliance, taxation and M&A, in the development, operations and sales and marketing of real estate assets. Prior to this, Mr. Danes spent seven years in audit both locally and internationally with several accounting and audit firms.

Mr. Lee is a co-founder of First Merit Group, a Vancouver British Columbia based strategic advisory firm serving early stage and high growth companies. His focus is on public and private technology and energy companies where he has a long and successful history of providing strategic planning, corporate governance and financial related advisory services. Mr. Lee is the past CEO or CFO and a director of Canadian Phoenix Resources Corp. and Watch Resources Ltd. He holds a BA from the University of Alberta.

Ms. Rzepczyk has over 10 years of junior resource company experience in accounting and finance

Committee Oversight

At no time since the commencement of Arco’s most recently completed financial year ended April 30, 2017 was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of Arco’s most recently completed financial year ended April 30, 2017 has Arco relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The audit committee has adopted specific policies and procedures for engaging non-audit services as described in Arco’s audit committee charter is attached as Appendix “I” to the information circular for the annual general meeting of Arco held on October 18, 2007, which is filed on SEDAR and is available for review on www.sedar.com and is incorporated herein by reference.

External Auditor Service Fees (by Category)

The aggregate fees billed by Arco’s external auditors in each of the last two fiscal years for audit and related fees are as follows:

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
April 30, 2017	$7,500	Nil	Nil	Nil
April 30, 2016	$7,500	Nil	Nil	Nil

Notes:
(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of Arco’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

Exemption

Pursuant to section 6.1 of NI 52-110, Arco is a “venture issuer” and is exempt from the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) of NI 52-110.

Management Contracts

The management functions of Arco and its subsidiaries are not performed to any substantial degree by any person or company other than the directors and executive officers of Arco or its subsidiaries.

INFORMATION REGARDING CANNEX

The following information should be read in conjunction with the information concerning Cannex appearing elsewhere in this Information Circular.

The information contained in this section is presented on a pre-Transaction basis and is reflective of the current business, financial and share capital position of Cannex, without giving effect to any components of the Transaction. See “Information Concerning the Resulting Issuer” for pro forma business, financial and share capital information relating to the Resulting Issuer following completion of the Transaction.

Name and Incorporation

Cannex is a private Canadian company based in Vancouver, British Columbia and was incorporated on February 27, 2017 under the BCBCA. Cannex has one wholly owned subsidiary, Cannex USA, which was incorporated on November 20, 2017 in Nevada, USA for the sole purpose of completing the Transaction.

The head office of Cannex is located at 1241 Alberni Street, Vancouver, British Columbia V6E 4R4. The registered office of Cannex is located at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 0B6.

Intercorporate Relationships

The following table describes the subsidiaries owned by Cannex, their place of incorporation, continuance or formation and the percentage of voting securities beneficially owned, controlled or directed by Cannex.

Name of Subsidiary	Percentage of Voting Securities Owned	Jurisdiction of Incorporation or Continuance
Cannex Holdings (Nevada) Inc.	100%	Nevada

General Development of Business

History

Cannex is a private Canadian company based in Vancouver, British Columbia. Cannex was incorporated on February 27, 2017 under the BCBCA and, since its formation, Cannex has sought to invest in cannabis-related assets and companies for the purpose of taking advantage of the growing cannabis industry. Subsequently, Cannex considered an expansion initiatives to support the acquisition and development of additional assets in both the United States and Canada to serve and support the growing legal medical and recreational cannabis market. Cannex has also explored several international opportunities in countries that have legal and strongly regulated recreational and medical cannabis sectors. Upon completion of the Transaction, Cannex expects to focus on the business of NWCS and 7Point for the foreseeable future.

Transactions with BrightLeaf

Cannex entered into the BrightLeaf LOI (and has subsequently entered into the Contribution Agreement), pursuant to which Cannex, through its wholly owned subsidiary, Cannex USA, intends to acquire 36,000,000 units of membership interests in BrightLeaf, a limited liability company that holds real estate assets, property leases, brands and intellectual property, and material supply agreements with NWCS, Washington State’s and the Pacific Northwest’s largest full-line cannabis producer/processor, with such closing contemplated to occur concurrently with a redemption of all other units of BrightLeaf held by GREP and the other members of BrightLeaf, resulting in 100% ownership of BrightLeaf by Cannex USA upon completion of the BrightLeaf Acquisition.

Transactions with Arco

On October 8, 2017, Cannex signed the Arco LOI, whereby Arco agreed to acquire all of the Cannex Shares from the Cannex Shareholders by way of the Amalgamation. For more information with respect to the Transaction, see “Description of the Transaction”. Effective December 7, 2017, Cannex entered into the Amalgamation Agreement, a copy of which was filed by Arco on SEDAR on December 29, 2017 and is available at www.sedar.com. For more information, see “Description of the Transaction – The Amalgamation Agreement”.

Narrative Description of Business

General

Since incorporation, Cannex has focused on exploring a platform that could provide a range of comprehensive and flexible growth options for licensed cannabis cultivators, processors and dispensaries throughout the United States and Canada, including providing turn-key real estate with operational infrastructure as well as long term advisory and consulting services.

Cannex has entered into the BrightLeaf LOI (and has subsequently entered into the Contribution Agreement) to acquire 100% of the membership interests of BrightLeaf, a company that holds real estate assets, property leases, brands and intellectual property, and material supply agreements with licensed marijuana producers and processors in Washington State, including NWCS, the Pacific Northwest’s largest full-line cannabis producer/processor.

Upon completion of the Transaction, Cannex expects to focus on the business of NWCS and 7Point for the foreseeable future.

Acquisition of BrightLeaf

The Corporation has (i) together with its wholly owned subsidiary, Cannex USA, entered into the Contribution Agreement with BrightLeaf and GREP to acquire 36,000,000 units of membership interests in BrightLeaf, with such closing contemplated to occur concurrently with a redemption of all other units of BrightLeaf held by GREP and the other members of BrightLeaf, resulting in 100% ownership of BrightLeaf by Cannex USA, subject to the terms of the Contribution Agreement and related documents (the “BrightLeaf Acquisition”), in exchange for a subscription purchase price of US$36,000,000, consisting of a minimum required cash payment of US$10,000,000 with the balance to be settled by way of one or more 24-month interest bearing convertible promissory notes from Cannex USA (the “BrightLeaf Vendor Notes”). The BrightLeaf Vendor Notes shall bear interest at 12% per annum to be paid monthly and shall entitle the holders thereof to receive monthly payments consisting of the greater of accrued interest or 50% of the distributable cash of BrightLeaf, until the BrightLeaf Vendor Notes are repaid in full.

In connection with the issuance of the BrightLeaf Vendor Notes by Cannex USA, Cannex USA has agreed that, until all obligations are satisfied to the holders of BrightLeaf Vendor Notes, Cannex USA will not, without written consent of such holders, (i) distribute profits and earnings, (ii) merge or consolidate into any other entity, (iii) transfer its assets outside the ordinary course of business, (iv) incur any indebtedness, (v) issue or sell debt securities, (vi) transfer the membership units of BrightLeaf, or (vii) (x) cause any modification or amendment to the LLC Agreement of BrightLeaf, (y) remove any manager (or select a new manager) of BrightLeaf, or (z) adjust the capitalization of BrightLeaf.

The BrightLeaf Vendors Notes will be secured by a pledge and a first security interest in such number of units that is proportionate to the face amount of the BrightLeaf Vendor Notes as of their effective date, in relation to the aggregate purchase price of the BrightLeaf Acquisition. In addition, the BrightLeaf Vendor Notes shall include an exclusive vendor’s option to convert all of the outstanding balance of the BrightLeaf Vendor Notes, or a portion thereof, into Cannex Shares (or Resulting Issuer Class A Shares upon completion of the Transaction) at a deemed price of $1.00 per Cannex Share (or Resulting Issuer Class A Share), as applicable and subject to adjustment (e.g., in the event of a stock split). The closing of the BrightLeaf Acquisition is a condition precedent to the completion of the Transaction.

The proceeds from the Cannex Private Placement will be used to fund, in part, the BrightLeaf Acquisition. For further details on the Transaction, the BrightLeaf Acquisition and the Cannex Private Placement, see “Description of the Transaction” and “Summary – Cannex Private Placement” elsewhere in this Circular.

Description of BrightLeaf Business

BrightLeaf, through its wholly-owned subsidiaries, REP, FHD and Ag-Grow, delivers a comprehensive solution for developing, operating, and supplying licensed cannabis cultivators and processors. BrightLeaf is expected to generate returns from any or all of the revenue sources below:

•	profit distributions and capital appreciation from equity investments;

•	operation support, consulting, and advisory fees from service contracts with certain license holders; and

•	leasing facilities and equipment to certain licensed cannabis entities

BrightLeaf, through its subsidiaries, holds assets including real estate holdings, consisting of two facilities designed for cultivation and processing totaling ~116,600 square feet in Olympia, Washington and an up-to fifty year lease and all tenant improvements related to one ~60,000 square foot cultivation facility in Elma, Washington as well as equipment and other tangible and intangible assets and all of the intellectual property of Ag-Grow, including its brands. The foregoing assets are held by BrightLeaf’s subsidiaries, REP, FHD, and Ag-Grow and (for the purposes of the Transaction) are classified as “ancillary” involvement in the United States cannabis industry for the purpose of CSA Staff Notice 51-352 Issuers with U.S. Marijuana-Related Activities (the “Staff Notice”). The Washington State Liquor and Cannabis Board regulates Washington’s marijuana regulatory program. Applicable regulation in Washington requires licensed operators and all shareholders to be residents of Washington and accordingly, Arco, as a publicly listed company, is unable at this time to acquire a direct license under Washington’s marijuana regulatory program. For further information on the license holder in Washington see “Nature of Investments in the United States – Summary of Washington Regulations.”

Nature of Investments in the United States

BrightLeaf was formed on April 12, 2017, as a holding company for two previously-existing companies, REP and FHD, which hold real estate, leasehold, and other tangible and fixed assets consisting of two facilities designed for cultivation and processing totaling ~116,600 square feet in Olympia, Washington and one ~60,000 square foot cultivation facility in Elma, Washington.

REP was formed on July 22, 2016 and capitalized through a real property contribution from its previous privately-held parent company Global Real Estate Properties LLC (“GREP”), with REP assuming liabilities associated with such contributed real property. The contribution granted REP undivided ownership of the land, buildings, tenant improvements, and other fixed assets at 9603 and 9631 Lathrop Industrial Drive SW, Tumwater, Washington 98521. FHD was formed on September 27, 2016 as a wholly-owned subsidiary of GREP. FHD was capitalized through a capital contribution from its previous parent company GREP.

On April 24, 2017, BrightLeaf completed the acquisition of Ag-Grow, a company which provides non-cannabis equipment and packaging, in addition to operations support and consulting services, to Washington state licensed cannabis entities for $600,000 in BrightLeaf notes bearing 3% annual interest. This transaction was a related-party transaction; BrightLeaf’s then-majority owner, GREP, and Ag-Grow shared majority common ownership.

BrightLeaf conducts business with Washington state licensed operators in the marijuana industry through its subsidiaries. REP developed, owns, and leases property to Superior Gardens, a Washington state licensed producer and processor of marijuana.

FHD developed and subleases property to 7Point, a Washington state licensed producer and processor of marijuana. Ag-Grow sells non-cannabis materials and paraphernalia, including packaging, batteries, processing supplies, ingredients, and assorted other marijuana paraphernalia to Superior Gardens, 7Point, and other Washington-state licensed marijuana business operators. In addition, Ag-Grow provides operations support and consulting services relating to cannabis grow operations to Superior Gardens and 7Point.

For the purposes of the Staff Notice, the assets held by BrightLeaf’s subsidiaries are classified as “ancillary” involvement in the United States cannabis industry.

Summary of Washington Regulations

Washington has authorized the cultivation, possession, and distribution of marijuana by certain licensed Washington marijuana businesses. The Washington State Liquor and Cannabis Board regulates Washington’s marijuana regulatory program. BrightLeaf is advised by legal counsel and/or other advisors in connection with Washington’s marijuana regulatory program. BrightLeaf only engages in transactions with Washington marijuana businesses that hold licenses that are in good standing to cultivate, possess, and/or distribute marijuana in Washington in compliance with Washington’s marijuana regulatory program. To the extent required by Washington’s marijuana regulatory program, BrightLeaf has fully disclosed and/or registered each financial interest BrightLeaf holds in such Washington marijuana businesses. BrightLeaf and BrightLeaf’s subsidiaries, REP, FHD and Ag-Grow, and the business licensees contracting with such subsidiaries (including Superior Gardens and 7Point) are in substantial compliance with Washington’s marijuana regulatory program.

(i) Application and Licensing

Every individual with an ownership or equity interest, with a right to receive a percentage of gross profits, or who exercises control in a licensed marijuana operator must submit an application for licensing with the Washington State Liquor and Cannabis Board. Each applicant must be over 21 years of age and a Washington resident.

An applicant must provide the Washington State Liquor and Cannabis Board with the applicant’s organizational and operational documents, including the entity’s operating agreement and a detailed operating plan, in order to verify that the proposed business meets the minimum requirements for licensing.

An applicant must provide the Washington State Liquor and Cannabis Board the applicant’s financial statements to verify the source of funds for the business, including any acquisition agreements and any agreements for the development of an operating marijuana business, as well as financial documents verifying the source of funds for all purchases of and material changes to the business.

An applicant must provide the Washington State Liquor and Cannabis Board the applicant’s and the applicant’s spouse’s personal and criminal history, including fingerprints for the submission of a criminal records background check with the Washington State Patrol and the U.S. Federal Bureau of Investigation.

Any change in the initial ownership of a cannabis entity must receive prior approval through the Washington State Liquor and Cannabis Board, and undergoes a review of the same rigor and breadth as an initial application.

(ii) Operations

An applicant must provide an operational plan that includes a detailed description of all applicable areas of: security; traceability; employee qualifications and training; transportation of product including packaging for transportation; destruction of waste product; description of growing operation including growing media, size of grow space allocated for plant production, space allocated for any other business activity, description of all equipment used in the production process, and a list of soil amendments, fertilizers, other crop production aids, or pesticides, utilized in the production process; description of the types of products to be processed with a complete description of all equipment including all marijuana-infused edible processing facility equipment and solvents, gases, chemicals and other compounds used to create extracts and for processing of marijuana-infused products; testing procedures and protocols; employee compensation and benefits data; description of packaging and labeling of products; and the array of products are to be sold and how are the products to be displayed to consumers.

(iii) Inspections

The Washington State Liquor and Cannabis Board sends an enforcement officer to inspect each proposed marijuana facility prior to granting approval to be authorized to begin cultivation, processing, or dispensing. Licensed operators must permit Washington State Liquor and Cannabis Board enforcement officers to inspect the premises, vehicles, records, and marijuana products at any time, and random inspections are conducted frequently by enforcement officers.

(iv) Security Requirements

The Washington State Liquor and Cannabis Board requires all licensed operators, employees, and non-employee visitors other than retail customers to display an identification badge at all times on the premises. Each licensed operator must keep a log of all visitors other than retail customers to the premises.

All premises must have a security alarm system on all perimeter entry points and perimeter windows. All premises must have a complete video surveillance system with minimum required camera resolution and a surveillance system storage device or internet protocol storage compatibility that: (a) records continuously for 24 hour per day, (b) has cameras in fixed places that allow for the clear identification of persons and activities in the controlled areas of the premises, including grow rooms, processing rooms, storage rooms, disposal rooms/areas and point of sale rooms, (c) has the capability of recording clear images and displays the time and date of the recording, and (d) demonstrates a plan for retention of recordings for at least 45 days; and (iv) provides outdoor lighting for outdoor cultivation.

(v) Traceability and Inventory Tracking

Washington requires use of a seed-to-sale tracking system. Licensed operators must use an inventory control system that identifies and tracks the plant from the time it reaches a height of six inches through harvest, processing, packaging, wholesale, and retail sale. Licensed operators must also manifest and quarantine all marijuana to be delivered to another licensed operator or destroyed as waste for a period of at least 24 hours in order to allow for inspection by Washington State Liquor and Cannabis Board enforcement officers. Vehicles transporting marijuana must have: (i) a vehicle security system, including separate, secure, locking compartment to store any marijuana product; and (ii) a transportation manifest reported through the seed-to-sale tracking system, including (a) the departure time, (b) name, location, address and license number of the originating licensed operator, (c) quantity and form of product to be delivered, (d) estimated time of arrival, and (e) name of the employee and identification of the vehicle delivering the product. Licensed operators must retain traceability records for three years and make records available upon request for inspection by the Washington State Liquor and Cannabis Board or other law enforcement.

The Washington State Liquor and Cannabis Board currently has in place a contingency traceability plan that requires licensed operators to report all changes in traceability records weekly. Beginning January 2018, Washington will transition to a new online traceability reporting system using MJ Platform’s Leaf Database System. Licensed operators will provide all traceability records to the Washington State Liquor and Cannabis Board at the time of transition.

(vi) Pricing and Prohibited Practices

Marijuana products must be sold at a price indicative of true value. Licensed retailers may not sell marijuana products below the wholesale acquisition price of the product. Licensed marijuana producers and processors are prohibited from offering conditional sales, discounts, loans, rebates, free products, or any agreement that causes undue influence over another licensed operator.

(vii) Testing

The Washington State Liquor and Cannabis Board requires quality assurance testing for of each lot of final marijuana product be conducted by an independent, state certified, third-party testing laboratory with a statistically significant number of samples using acceptable methodologies to ensure that all lots manufactured of each medical marijuana product are adequately assessed for contaminants and the cannabinoid profile is consistent throughout. The quality assurance tests required for marijuana flowers and infused products currently include moisture content, potency analysis, foreign matter inspection, microbiological screening, and residual solvent levels.

The results of the inspection and testing are submitted to the Washington State Liquor and Cannabis Board through the traceability system. In conjunction with the Washington State Department of Agriculture, the Washington State Liquor and Cannabis Board conducts random screening for pesticide residues. A lot of cannabis product may not move forward in processing, delivery, etc., without a passing test for that lot reported by the independent lab itself into the traceability system. All test results are required to be provided to retailers and/or end consumers upon request.

(viii) Packaging and Labelling

Each package containing marijuana or a marijuana product must have affixed a label including required warnings for all marijuana products and for the specific product type. The label must also include identifying information for the producer and retailer of the marijuana product. Each edible marijuana-infused product must be packaged in child-safe packaging and contain under 10 mg of active THC per serving. Licensed marijuana retailers must make testing results available to the customer upon request.

(ix) Advertising

The Washington State Liquor and Cannabis Board restricts advertising by licensee marijuana operators. Advertising in any form is prohibited within 1,000 feet of school grounds, playgrounds, recreation centers or facilities, child care centers, public parks, libraries, or game arcades with unrestricted admission. Advertising is also prohibited on public transit vehicles or transit shelters, and on any publicly owned or operated property. Advertising visible from a public roadway may only contain the name, location, and nature of the business. No advertising may target youth or use objects likely to be appealing to youth. All advertising, including digital advertising, must include required warnings prescribed by regulation.

Compliance with Applicable State Law in the United States

Each state licensee owned by or with a business relationship with BrightLeaf complies with applicable U.S. state licensing requirements as follows: (1) each licensee is licensed pursuant to applicable U.S. state law to cultivate, possess, and/or distribute marijuana in such state; (2) renewal dates for such licenses are docketed by legal counsel and/or other advisors;

(3) internal audits of the licensee’s business activities are conducted by the applicable state regulator and by the respective investee to ensure compliance with applicable state law; (4) each employee is provided with an employee handbook that outlines internal standard operating procedures in connection the cultivation, possession, and distribution of marijuana to ensure that all marijuana inventory and proceeds from the sale of such marijuana are properly accounted for and tracked and using scanners to confirm each customer’s legal age and the validity of each customer’s drivers’ license; (5) each room that marijuana inventory and/or proceeds from the sale of such inventory enter is monitored by video surveillance; (6) software is used to track marijuana inventory from seed to sale; and (7) each licensee is contractually obligated to BrightLeaf to comply with applicable state law in the United States in connection with the cultivation, possession, and/or distribution of marijuana.

BrightLeaf’s United States legal counsel reviews, from time to time, the licenses and documents referenced above in order to confirm such information and identify any deficiencies.

Each business holding a contractual relationship with BrightLeaf and/or its subsidiaries, that is a license holder (specifically, Superior Gardens and 7Point) holds licenses that are in good standing to cultivate, possess and/or distribute marijuana in its respective state in the United States in compliance with its respective state marijuana regulatory program. To the knowledge of Cannex and BrightLeaf, no licensee has experienced any material non-compliance that would endanger the status of any license. One licensee, Superior Gardens, LLC, the current tenant of real property held by subsidiary REP, has received one non-material notice of violation from the Washington State Liquor and Cannabis Board.

Cole Memorandum and Continued Review of Changes in Law

Aside from complying with applicable state law of the United States, each licensee takes the following steps to ensure its marijuana operations are conducted in a manner consistent with the United States federal enforcement priorities articulated in the memorandum dated August 29, 2013 addressed to “All United States Attorneys” from James M. Cole, Deputy Attorney General of the United States, and having the subject line “Guidance Regarding Marijuana Enforcement” (the “Cole Memorandum”). Pursuant to the Cole Memorandum, such enforcement priorities are to: (1) prevent the distribution of marijuana to minors by using scanners to confirm each customer’s legal age and the validity of each customer’s driver’s license; (2) prevent revenue from marijuana from going to criminal enterprises, gangs, and cartels by conducting background checks on each owner of an licensee, employee, and/or prospective employee and by ensuring that all marijuana inventory and proceeds from the sale of such marijuana are property accounted for and tracked; (3) prevent the diversion of marijuana from states where it is legal under state law in some form to other states by only dispensing marijuana through licensed dispensaries located in states where marijuana is legal under state law in some form and not dispensing any quantity of marijuana to a customer in excess of the legal limits under applicable state law (e.g., 2 ounces); (4) prevent state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity by prohibiting the sale of any inventory other than marijuana inventory and accessories; (5) prevent violence and the use of firearms in the cultivation and distribution of marijuana by ensuring that each room that marijuana inventory and/or proceeds from the sale of such inventory enter is monitored by video surveillance, prohibiting employees from bringing firearms on the premises, and ensuring that safes are used to store large amounts of proceeds from the sale of marijuana inventory; (6) prevent drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use by prohibiting the consumption of marijuana on the premises, prohibiting the usage of harmful pesticides on marijuana inventory and testing marijuana inventory to confirm a lack of harmful pesticides and ideal cannabinoid levels; (7) prevent the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands by only cultivating, possessing, or dispensing marijuana on private property with all requisite licenses and permits to cultivate, possess, and/or distribute marijuana on such private property; and (8) prevent marijuana possession or use on federal property by only cultivating, possessing, and dispensing marijuana on private property with all requisite licenses and permits to cultivate, possess and/or distribute marijuana on such private property.

BrightLeaf’s United States legal counsel reviews, from time to time, each licensee’s procedures with respect to the Cole Memorandum in order to confirm if each licensee’s operations are conducted in a manner consistent with the Cole Memorandum.

In addition, BrightLeaf, along with its United States legal counsel and other professional advisors, regularly monitor the activities of the Trump Administration (as defined in “Risk Factors”) for evidence if BrightLeaf will contravene the Rohrabacher-Farr Amendment (as defined in “Risk Factors”) or the guidance provided in the Cole Memorandum.

Canada

On August 24, 2016, the ACMPR Access to Cannabis for Medical Purposes Regulations (“ACMPR”) came into force to allow for reasonable access to cannabis for medical purposes for Canadians who have been authorized to use cannabis by their health care practitioner. The ACMPR replaced the Marihuana for Medical Purposes Regulations (“MMPR”), introduced in June 2013, which replaced the Marihuana Medical Access Regulations (“MMAR”) which was implemented in 2001. MMPR and MMAR were both legislative schemes that were important early steps in the Canadian government’s legislative path towards legalizing and regulating medical marijuana.

The ACMPR regulates the production and distribution of medical cannabis, demonstrating Health Canada’s commitment to improving the regulatory landscape surrounding medical marijuana use, in addition to ensuring that production occurs under secure and regulated commercial production facilities. Under the ACMPR, Canadians who have been authorized by their health care practitioner will continue to have the option of purchasing safe, quality-controlled cannabis from one of the 80 producers licensed by Health Canada as of December 13, 2017, and now will also be able to produce a limited amount of cannabis for their own medical purposes, or designate someone to produce it for them.

On April 13, 2017, the Canadian Government introduced the Cannabis Act to legalize and regulate the use of cannabis for recreational purposes. The Cannabis Act received its first reading on April 13, 2017 and, if passed, is expected to take effect on or before July 2018. Under the proposed legislation, the production, sale and possession of certain amounts of cannabis will be legal federally, though provinces will ultimately decide how cannabis will be distributed and sold within their boundaries, subject to federal requirements. The Cannabis Act will create a highly regulated landscape for businesses looking to produce, distribute or deal in cannabis products. However, the Cannabis Act does not address in detail a number of key issues, including relating to labelling, marketing, transition, licensing requirements and taxes. These will need to be addressed by the Canadian Government in regulations and rules over the next year or more, and the Canadian Government will also need to work out issues with the provinces and municipalities. On November 27, 2017, it was announced that the House of Commons passed the Cannabis Act. Until the Cannabis Act passes the Senate and is declared in force, existing laws (including criminal sanctions) will continue to apply.

As the cannabis industry expands in Canada, cannabis-related businesses will increasingly seek banking and financial services from Canadian financial institutions. However, cannabis-related businesses would likely be considered high-risk clients under the Canadian anti-money laundering regime. Accordingly, opening and maintaining accounts for cannabis-related businesses will require substantial resources and diligence on the part of financial institutions, especially in light of the obligation imposed on financial institutions under anti-money laundering legislation to engage in ongoing monitoring of clients and their activities.

Despite the heightened risk of banking cannabis-related businesses, the current legal landscape for medicinal cannabis, and the expected regulatory framework for legalized recreational cannabis provide financial institutions with various controls to monitor and legitimately bank cannabis-related clients. For instance, the current licensing regime for medicinal cannabis producers is comprehensive and requires that the Canadian Government complete extensive reviews and background checks on each licensed producer. A similarly comprehensive licensing regime is expected under the new legislation to legalize recreational cannabis. Financial institutions could rely on the government’s stringent vetting process to confirm the legitimacy of a cannabis producer when on-boarding a client. The decision to open, close or refuse any particular cannabis-related account will ultimately be made by each financial institution based on a number of factors specific to that institution. However, the regulatory regime for medicinal cannabis and the expected framework for legalized recreational cannabis in Canada can provide financial institutions with the means to legitimately bank cannabis-related clients in a lawful way, meeting the growing financial needs of the cannabis industry in Canada.

Financial Transactions

Certain financial institutions in Canada and the U.S. will not allow companies who generate funds from the sale of cannabis and cannabis related products to open bank accounts or process the transfer of funds from the sale of cannabis.

Specifically, the federal illegality of marijuana in the U.S. means that financial transactions involving proceeds generated by marijuana-related conduct can form the basis for prosecution under the money laundering statutes (18 U.S.C. § 1956 and 1957), the unlicensed money transmitter statute (18 U.S.C. § 1960), and the Bank Secrecy Act (the “BSA”). Consequently, businesses involved in the marijuana industry often have difficulty finding a bank willing to accept their business. Banks who do accept deposits from marijuana-related businesses in the U.S. must do so in compliance with the “Cole Financial Crime Memo” and the “FinCEN Memo,” each dated February 14th, 2014. The Cole Financial Crime Memo states that prosecutors should apply the enforcement priorities of the Cole Memorandum in determining whether to charge individuals or institutions with crimes related to financial transactions involving the proceeds of marijuana-related conduct. The FinCen Memo provides guidelines to banks on how to accept deposits from marijuana-related businesses while remaining compliant with the BSA.

Currently, management expects to be able to transfer any funds owed to the Resulting Issuer by BrightLeaf (or its subsidiaries) into bank accounts held by Cannex outside of the United States. However, given the regulatory uncertainty with respect to banking and cannabis in the United States, such ability to transfer may be eliminated and/or hampered at any time. In the foreseeable future, Cannex expects any amounts payable by BrightLeaf (or its subsidiaries) to the Resulting Issuer to be paid to Cannex USA or deployed in other investments in the United States. Cannex expects to fund its operations through payments from Superior Gardens and 7Point. Cannex may also consider future debt or equity financings.

Competitive Conditions and Environment

Financing for companies in the cannabis sector is more difficult than other sectors, particularly in the United States, due to the fact that cannabis is still classified as a Schedule I drug and illegal at a Federal level. The changing regulatory environment at a state level further complicates financing for companies in this sector.

The fast growing market for legalized cannabis in both Canada and the U.S. has created a competitive environment for cannabis producers as well as other types of companies who provide goods and services to the cannabis industry. However, there remains a significant lack of traditional sources of bank lending and equity capital available to fund the operations of companies in the cannabis issuer. Management believes that Cannex can provide compliant creative financial solutions to companies in the cannabis sector, as evidenced by its Contribution Agreement. Because of the rapid growth of the cannabis industry, Cannex faces competition from other companies in the sector who are accessing the equity capital markets.

Selected Consolidated Financial Information

Cannex was incorporated in the Province of British Columbia on February 27, 2017 and has a fiscal year end of December 31. The following table presents certain selected financial data for the period from incorporation on February 27, 2017 to September 30, 2017. The selected financial information has been derived from Cannex’s audited financial statements for the period from incorporation on February 27, 2017 to September 30, 2017 and should be read in conjunction with such financial statements, which are attached as Appendix “F” of this Circular and were prepared in accordance with IFRS.

($ in thousands)	Period from incorporation on February 27, 2017 to September 30, 2017 (audited) ($)
Net sales or total revenues	Nil
Income from continuing operations	Nil
Net income (loss)	(280,807)
Total assets	547,895
Total long-term liabilities	75,497
Cash dividends declared	Nil

Quarterly Information

Cannex was incorporated on February 27, 2017. Accordingly, the following table sets out selected financial data derived from Cannex’s audited financial statements for the period from incorporation on February 27, 2017 to September 30, 2017:

($ in thousands)	Period from incorporation on February 27, 2017 to September 30, 2017 (audited) ($)
Total sales or total revenues	Nil
Income from continuing operations	Nil
Net income (loss)	(280,807)

Foreign GAAP

The financial statements of Cannex are prepared in accordance with IFRS.

Description of Securities

Cannex is authorized to issue an unlimited number of Cannex Common Shares. Each Cannex Common Share carries the right to one vote in person or by proxy at all shareholder meetings of Cannex. The holders of Cannex Common Shares are entitled to receive dividends as and when declared by the Cannex board and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Cannex, are entitled to receive the remaining property of Cannex in the event of liquidation, dissolution or winding-up.

Consolidated Capitalization

Designation of Security	Amount authorized or to be authorized	Amount outstanding as of September 30, 2017 (audited)(1)	Amount outstanding as of December 29, 2017 prior to giving effect to the Transaction (audited)
Cannex Common Shares	Unlimited	35,710,411	133,494,062

Notes:
(1)	As at September 30, 2017, Cannex had retained earnings (accumulated deficit) of ($80,807).

Prior Sales

Other than the 40,000,000 Cannex Subscription Receipts issued in connection with the Cannex Private Placement at a price of $1.00 per Cannex Subscription Receipt (assuming the Cannex Private Placement is fully subscribed), no securities of Cannex have been sold during the period from incorporation to the date of this Information Circular, other than as set out in the table below:

Date of Issue	Type of Security Issued	Number of Securities Issued	Price per Security Issued
February 27, 2017	Cannex Common Shares	1	$0.01 (1)
April 3, 2017	Cannex Common Shares	5,100,000	$0.005
April 3, 2017	Cannex Common Shares	2,475,000	$0.02

Date of Issue	Type of Security Issued	Number of Securities Issued	Price per Security Issued
June 2, 2017	Cannex Common Shares	7,300,238	$0.005
June 2, 2017	Cannex Common Shares	3,675,117	$0.02
September 29, 2017	Cannex Common Shares	533,333	$0.005
September 29, 2017	Cannex Common Shares	500,000	$0.02
September 30, 2017	Cannex Common Shares	16,360,056	$0.02
October 20, 2017	Cannex Common Shares	30,000,000	$0.0001
November 8, 2017	Cannex Common Shares	60,439,944	$0.02
November 23, 2017	Cannex Common Shares	2,850,000	$0.10
November 27, 2017	Cannex Common Shares	4,493,707	$0.10

Notes:
(1)	Issued on incorporation and subsequently repurchased by Cannex.

Cannex Private Placement

Cannex will issue up to 40,000,000 Cannex Subscription Receipts pursuant to the Cannex Private Placement, for gross proceeds of up to $40,000,000, or such other amount as may be agreed to among Arco, Cannex and the Agents. Each Cannex Subscription Receipt, upon satisfaction of the Cannex Private Placement Escrow Release Conditions, automatically converts into one Cannex Common Share and one-half of one Cannex Warrant, with each such whole Cannex Warrant exercisable to purchase one Cannex Common Share for $1.50 for a period of 24 months (subject to the Warrant Acceleration) following the satisfaction of the Cannex Private Placement Escrow Release Conditions. To assist in the Cannex Private Placement, Cannex engaged the Agents as finders. The Agents will be paid a cash commission equal to 6% of the gross subscription proceeds received by Cannex, but excluding proceeds raised by Cannex from President’s List Subscribers, and Cannex Agent Options equal to 6% of the Cannex Subscription Receipts issued under the Cannex Private Placement, but excluding Cannex Subscription Receipts issued to President’s List Subscribers.

No Stock Exchange Price

Cannex Shares are not listed on a Canadian or foreign stock exchange or traded on a Canadian or foreign market.

Cannex Option Plan

Effective December 15, 2017, Cannex adopted a rolling 10% option plan (the “Cannex Option Plan”) for the Cannex

Common Shares, pursuant to which Cannex is authorized to grant Cannex Options to officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding Cannex Shares. As at December 21, 2017, the number of Cannex Options available for grant was 13,349,406. As of the date hereof, there are 11,650,000 Cannex Options issued and outstanding.

A summary of the material aspects of the Cannex Option Plan is as follows:

(a)

The board of directors of Cannex may grant Cannex Options under the Cannex Option Plan from time to time to purchase an aggregate of up to a maximum of 10% of the number of Cannex Common Shares which are issued and outstanding on a rolling basis as at the date of grant of any Cannex Option;

(b)

the number of Cannex Common Shares reserved for issuance to any one optionee pursuant to Cannex Options shall not exceed 5% of the outstanding Cannex Common Shares (determined at the date the Cannex Option was granted) in a 12 month period unless Cannex has obtained disinterested shareholder approval;

(c)	the number of Cannex Options granted to any one consultant in any 12 month period shall not exceed 2% of the outstanding Cannex Common Shares at the date of grant;

(d)

the aggregate number of Cannex Options granted to Persons employed in investor relations activities shall not exceed 2% of the outstanding Cannex Common Shares in any 12 month period calculated at the date of grant unless any stock exchange on which the shares of the Cannex are to be listed or other regulatory body having jurisdiction permits otherwise and Cannex Options granted to consultants performing investor relations activities must contain vesting provisions such that the vesting occurs no earlier than over at least 12 months with no more than one quarter of the Cannex Options vesting in any three month period;

(e)

disinterested shareholder approval will be required if there is a grant of Cannex Options to insiders within a 12-month period, of a number of Cannex Options exceeding 10% of the issued Cannex Common Shares;

(f)

If a Cannex Option expires or terminates for any reason without having been exercised in full, the unpurchased Cannex Common Shares subject thereto shall again be available for the purposes of the Cannex Option Plan; and

(g)	The board of directors of Cannex shall have complete discretion to set or vary the terms of any vesting schedule for each Cannex Option granted.

Non-Arm’s Length Party Transactions

Other than as set out below, since its incorporation Cannex has not entered any transaction with a Non-Arm’s Length Party.

Legal Proceedings

Neither Cannex nor Cannex USA is currently a party to any material legal proceedings. Management of Cannex is not aware of any material legal proceedings contemplated by any party against Cannex or Cannex USA.

Material Contracts

Other than as set forth below, Cannex has not entered into any material contracts during the period from incorporation to the date of this Information Circular other than in the ordinary course of its business:

The following contracts are material contracts:

1.	The Arco LOI;

2.	the Amalgamation Agreement, as more particularly described under the heading “Description of the Transaction – The Amalgamation Agreement”;

3.	the BrightLeaf LOI;

4.	the Contribution Agreement, as more particularly described under the heading “Information Regarding Cannex – Acquisition of BrightLeaf”;

5.

the Cannex Option Agreements, pursuant to which Cannex has the right, but not the obligation to cause NWCS and 7Point to sell all of the assets of NWCS and 7Point (the “Assets”) to Cannex, and NWCS and 7Point have the right, but not the obligation, to require Cannex to purchase the Assets, at the Purchase Price (as defined in the Cannex Option Agreements);

6.	the Subscription Receipt Agreement, pursuant to which Alliance is appointed as registrar and transfer agent for the Cannex Subscription Receipts and as escrow agent to receive the Escrowed Funds;

7.

the Agency Agreement, pursuant to which the Agents have been appointed as exclusive agents of Cannex to offer the Canned Subscription Receipts to purchasers (other than President’s List Purchasers) for sale on a commercially reasonable “best efforts” private placement basis;

8.

the warrant indenture dated December 21, 2017 between Cannex, Arco and Alliance (the “Warrant Indenture”), pursuant to which Alliance is appointed as warrant agent to hold the rights, interests and benefits described therein for and on behalf of those persons who from time to time become the holders of Cannex Warrants;

9.

the packaging and IP license agreement dated December 1, 2017 between Ag-Grow and Superior Gardens, as amended by agreement dated effective as of December 6, 2017 (as amended, the “Superior Gardens Packaging and IP License Agreement”), pursuant to which Ag-Grow has agreed to provide to Superior Gardens certain product packaging branded with trademarks, logos and copyrights owned or controlled by Ag-Grow, at a price to be determined at the time of purchase orders delivered by Superior Gardens from time to time;

10.

the services agreement dated December 1, 2017 between Superior Gardens and Ag-Grow, as amended by agreement dated effective as of December 16, 2017 (as amended, the “Superior Gardens Services Agreement”), pursuant to which Superior Gardens appoints and engages Ag-Grow as its contractor and agent to provide agency services and growing and processing services in connection with the business of Superior Gardens, for a term of one year, subject to renewal, for an aggregate fee of $50,000 per month; and

11.

the services agreement dated December 1, 2017 between 7Point and Ag-Grow, as amended by agreement dated effective as of December 19, 2017 (as amended, the “7Point Services Agreement”), pursuant to which 7Point appoints and engages Ag-Grow as its contractor and agent to provide agency services and growing and processing services in connection with the business of 7Point, for a term of one year, subject to renewal, for an aggregate fee of $15,000 per month.

A copy of the Amalgamation Agreement is available for inspection on the SEDAR profile of Arco at www.sedar.com. Copies of the above material contracts are available for inspection without charge during regular business hours at the offices of Cannex.

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers or employees of Cannex or its Affiliates, or any Associates or Affiliates thereof, are or have been indebted to Cannex or any Affiliate thereof since incorporation.

Interest of Certain Persons in Matters to be Acted Upon

Other than as set forth above and elsewhere herein, Cannex is not aware of any material interests, other than as Cannex Shareholders, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer of Cannex or any Cannex Shareholder holding more than 10% of the voting rights attached to the Cannex Shares, or any Associate or Affiliate of any of the foregoing, in any transaction which has or will materially affect Cannex.

As at the date of this Circular, the directors and officers of Cannex, as a group, owned, directly or indirectly, 13,375,000 Cannex Common Shares, representing 10.02% of the Cannex Common Shares issued and outstanding on an undiluted basis.

Board Committees

As of the date hereof, Cannex does not have any board committees.

Management Contracts

No management functions of Cannex are to any substantial degree performed by a Person other than the directors or executive officers of Cannex.

Additional Information

Financial information about Cannex is provided in its audited financial statements for the period from incorporation on February 27, 2017 to September 30, 2017, attached hereto as Appendix “F”.

Auditor

Davidson & Company LLP are the auditors of Cannex. The address of Davidson & Company LLP is Suite 1200-609 Granville Street, Vancouver, BC V7Y 1G6.

Transfer Agent and Registrar

Cannex does not have a transfer agent and registrar at this time.

INFORMATION REGARDING THE RESULTING ISSUER

Corporate Structure, Name and Incorporation

Prior to closing of the Amalgamation, Arco intends to change its name to “Cannex Capital Holdings Inc.” and Amalco intends to change its name to “Cannex Capital Group Inc.”

The corporate name of the Resulting Issuer is expected to be “Cannex Capital Holdings Inc.” The Resulting Issuer will be a company existing under the provisions of the BCBCA, with Amalco as its wholly-owned subsidiary.

It is expected that the Resulting Issuer’s registered and head office will be located at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 0B6. Upon completion of the Transaction, the Resulting Issuer will own all of the issued and outstanding Cannex Shares.

Intercorporate Relationships

Following the completion of the Amalgamation, the Resulting Issuer Shares will be held by the former Arco Shareholders and Cannex Shareholders.

The following table describes the subsidiaries of the Resulting Issuer, following completion of the Transaction and the BrightLeaf Acquisition, their place of incorporation, continuance or formation, and the percentage of the outstanding voting securities of each subsidiary that will be beneficially owned, controlled or directed by the Resulting Issuer.

Name of Subsidiary	Percentage of Voting Securities Owned	Jurisdiction of Incorporation, Formation, or Continuance
Amalco	100%	British Columbia
BrightLeaf	100%	Washington

Notes:
(1)	As part of the Arco Debt Settlement, Arco will have divested of its three inactive subsidiaries prior to closing the Transaction.

Description of Business

Business Objectives

The business of the Resulting Issuer will be the business of Cannex and the business objectives of Resulting Issuer will be the business objectives of Cannex. See “Information Concerning Cannex”.

Milestones

While there is no particular significant event or milestone that must occur for the Resulting Issuer’s business objectives to be accomplished, the Resulting Issuer currently aims to achieve the following significant milestones in connection with the development of the Resulting Issuer’s business:

Milestone	Target Date
Acquisition of Nevada cannabis cultivation and/or processing license or strategic partner	March 2018
Establishment of international cannabis project and/or joint venture	March 2018
Acquisition of cannabis cultivation and/or processing license or strategic partner in other states	June 2018

While the Resulting Issuer intends to pursue these milestone events, there may be circumstances where, for valid business reasons, a re-allocation of efforts may be necessary or advisable.

Description of Securities

The Resulting Issuer will be authorized to issue an unlimited number of Resulting Issuer Common Shares without nominal or par value and an unlimited number of Resulting Issuer Class A Shares without nominal or par value and an unlimited number of Resulting Issuer Preferred Shares, each with the same rights and restrictions as described in “Information Regarding Arco – Description of Securities”.

It is anticipated that upon closing of the Transaction, and after giving effect to the Consolidation, the Resulting Issuer will have an aggregate of approximately 119,048,885 Resulting Issuer Common Shares and 56,445,177 Resulting Issuer Class A Shares issued and outstanding, which includes the issuance of 40,000,000 Resulting Issuer Common Shares issued pursuant to the Cannex Private Placement (assuming the Cannex Private Placement is fully subscribed). It is also anticipated that there will be up to 20,000,000 Resulting Issuer Warrants and 13,464,000 Resulting Issuer Options (including the conversion of 11,650,000 Cannex Options and the Cannex Agent Options issued pursuant to the Cannex Private Placement (assuming the Cannex Private Placement is fully subscribed)), resulting in up to approximately 208,958,062 Resulting Issuer Shares being issued and outstanding on a fully diluted basis following closing of the Transaction, excluding any stock option grants and any shares issued upon conversion of the BrightLeaf Vendor Notes. The rights and restrictions attached to the Resulting Issuer Common Shares and Resulting Issuer Class A Shares are expected to be substantially the same as those of the Arco Common Shares and the Arco Class A Shares, as described under the heading “Information Concerning Arco – Description of Securities”.

Resulting Issuer Shares

Following completion of the Transaction, the following Resulting Issuer Shares are expected to be outstanding (on a post-Consolidation basis):

Resulting Issuer Shares	Number
Post-Consolidation Resulting Issuer Common Shares issued as at the date of this Circular	2,000,000
Resulting Issuer Common Shares to be issued to Cannex Shareholders at Closing	77,048,885
Resulting Issuer Class A Shares to be issued to certain U.S. Cannex Shareholders at Closing	56,445,177
Resulting Issuer Shares to be issued upon exercise of Cannex Subscription Receipts	40,000,000 (1)
Total	175,494,062

Notes:
(1)	Assuming the Cannex Private Placement is fully subscribed.

Resulting Issuer Warrants

Following completion of the Transaction, the following Resulting Issuer Warrants are expected to be outstanding (on a post-Consolidation basis):

Resulting Issuer Warrants	Number	Exercise Price	Expiry Date
Resulting Issuer Shares issuable on exercise of Cannex Warrants	20,000,000(1)	$1.50	December 21,
			2019
Total	20,000,000

Notes:
(1)	Assuming the Cannex Private Placement is fully subscribed.

Resulting Issuer Options

Following completion of the Transaction, the following Resulting Issuer Options are expected to be outstanding (on a post-Consolidation basis):

Resulting Issuer Options	Number	Exercise Price	Expiry Date
Resulting Issuer Common Shares issuable on exercise of Cannex Options	7,950,000	$1.00	December 11, 2022
Resulting Issuer Class A Shares issuable on exercise of Cannex Options	3,700,000	$1.00	December 11, 2022
Resulting Issuer Shares issuable on exercise of Cannex Agent Options and Finder Options	1,814,000	$1.00	December 21, 2019
Total	13,464,000

Consolidated Capitalization

The following table sets out the pro forma share and loan capitalization of the Resulting Issuer, on a consolidated basis, after giving effect to the Transaction, including the completion of the Consolidation and the Cannex Private Placement. The information is based on, and should be read in conjunction with, the pro forma consolidated financial statements of the Resulting Issuer attached as Appendix “H”.

Description	Amount Authorized or to be Authorized	Amount Outstanding as at April 30, 2017 after giving effect to the Transaction and the Cannex Private Placement(3)
Resulting Issuer Common Shares	Unlimited	77,048,885(1) ($77,048,885)
Resulting Issuer Class A Shares	Unlimited	56,445,177 (2) ($56,445,177)

Notes:
(1)

On an undiluted basis, assuming the Consolidation has been effected, thereby resulting in 2,000,000 Arco Common Shares issued in outstanding immediately prior to the completion of the Transaction, 77,048,885 Resulting Issuer Common Shares are issued to Cannex Shareholders, 56,445,177 Resulting Issuer Class A Shares are issued to certain U.S. Cannex Shareholders, and 40,000,000 Resulting Issuer Common Shares are issued on exercise of the Cannex Subscription Receipts issued in connection with the Cannex Private Placement (assuming the Cannex Private Placement is fully subscribed). See the section of the Circular entitled “Description of the Transaction – The Amalgamation Agreement – Cannex Private Placement”.

(2)

On an undiluted basis, assuming the Consolidation has been effected, 56,445,177 Arco Class A Shares are issued to Cannex Shareholders, and nil Resulting Issuer Class A Shares are issued on exercise of the Cannex Subscription Receipts issued in connection with the Cannex Private Placement (assuming the Cannex Private Placement is fully subscribed). See the section of the Circular entitled “Description of the Transaction – The Amalgamation Agreement – Cannex Private Placement”.

(3)

Assuming the Cannex Private Placement is fully subscribed. For a full description of all securities of the Resulting Issuer convertible to Resulting Issuer Common Shares to be outstanding at the Closing, see below under the heading “Fully Diluted Share Capital”.

Other than as disclosed herein, there were no material changes in the loan capital of the Resulting Issuer, on a consolidated basis, since April 30, 2017, being the date of Arco’s most recent audited annual financial statements.

Cannex Private Placement

On October 10, 2017, Cannex also announced a Cannex Private Placement of up to 25,000,000 Cannex Subscription Receipts, for gross proceeds of up to $25,000,000, which amounts were amended to be up to 40,000,000 Cannex Subscription Receipts for gross proceeds of up to $40,000,00, or such other amount as may be agreed to among Arco, Cannex and the Agents, with each Cannex Subscription Receipt, upon satisfaction of the Cannex Private Placement Escrow Release Conditions, automatically converting into one Cannex Common Share (or one Arco Common Share or one Resulting Issuer Common Share), as applicable, and one-half of one Cannex Warrant (or one-half of one Arco Warrant or one-half of one Resulting Issuer Warrant), as applicable, with each such whole Cannex Warrant (or Arco Warrant or Resulting Issuer Warrant), as applicable, exercisable to purchase one Cannex Common Share (or one Arco Common Share or one Resulting Issuer Common Share), as applicable, for $1.50 for a period of 24 months (subject to the Warrant Acceleration) following the satisfaction of the Cannex Private Placement Escrow Release Conditions.

The Warrants may be accelerated by the Resulting Issuer, at its sole option, at any time in the event that the volume-weighted average closing price of the Resulting Issuer Common Shares, on the CSE, or such other exchange on which the Resulting Issuer Common Shares may primarily trade from time to time, is greater than or equal to $2.25 for a period of 20 consecutive trading days.

The gross proceeds from the Cannex Private Placement (less 50% of the Agents’ Fee and the fees and expenses of the Agents) will be placed in escrow with an escrow agent and will be released upon satisfaction of the Cannex Private Placement Escrow Release Conditions, which shall occur immediately prior to the closing of the Transaction. Upon the closing of the Transaction, all Cannex Shares issued in connection with the Cannex Private Placement (and all other securities of Cannex, if any) will automatically be exchanged for Arco Shares or Resulting Issuer Shares (and other securities of Arco or the Resulting Issuer), as applicable, on the same terms as the other existing Cannex Shares and all Cannex Warrants issued in connection with the Cannex Private Placement will automatically be exchanged for Arco Warrants (or Resulting Issuer Warrants), as applicable, on the same terms as the Cannex Warrants.

Fully Diluted Share Capital

The following table sets out the fully diluted share capital of the Resulting Issuer (on a post-Consolidation basis) after giving effect to the Transaction:

	Number of Shares	Percentage
Held by existing Arco Shareholders (on a post-Consolidation basis)	2,000,000	0.89%
Arco Common Shares issued to Cannex Shareholders pursuant to the Amalgamation Agreement	77,048,885	34.30%
Arco Class A Shares issued to certain U.S. Cannex Shareholders pursuant to the Amalgamation Agreement	56,445,177	25.13%
Resulting Issuer Common Shares to be issued on exercise of Cannex Subscription Receipts issued in connection with the Cannex Private Placement	40,000,000(1)	17.81%
Resulting Issuer Common Shares to be issued in exercise of Resulting Issuer Options to be granted on conversion of the Cannex Options	11,650,000	5.19%
Resulting Issuer Common Shares to be issued in exercise of Cannex Agent Options issued in connection with Cannex Private Placement	1,814,000	0.81%
Resulting Issuer Shares issuable on exercise of Cannex Warrants	20,000,000(1)	8.90%
Resulting Issuer Common Shares issuable on conversion of BrightLeaf Vendor Notes	15,679,987	6.98%
Fully-Diluted Total	224,638,049	100.0

Notes:
(1)	Assuming the Cannex Private Placement is fully subscribed.

Available Funds and Principal Purposes

The following table sets out information respecting the Resulting Issuer’s sources of funds and intended uses of such funds upon completion of the Transaction:

Sources	Amount ($)
Estimated Arco working capital as at July 31, 2017	(121,091)(1)
Estimated Cannex working capital as at September 30, 2017	472,398
Gross proceeds of Cannex Private Placement	40,000,000(2)
Estimated funds available to the Resulting Issuer upon completion of the RTO	40,351,307

Notes:
(1)	Assuming the Arco Debt Settlement is completed.

(2)	Assuming the Cannex Private Placement is fully-subscribed.

The amounts shown in the table above are estimates only and are based upon the information available to Arco and Cannex as of the date hereof. The intended uses of such funds and/or the Resulting Issuer’s development capital needs may vary based upon a number of factors and variances may be material.

Principal Purposes

The following table sets out the principal purposes, using approximate amounts, for which the Resulting Issuer currently intends to use its available funds on completion of the Transaction. The amounts shown in the table are estimates only and are based on the information available to Arco and Cannex as of the date hereof. For additional information with respect to the expected use of funds, see the section entitled “Business Objectives and Milestones – Stated Business Objectives”.

Use of Funds	Amount ($)
Estimated Transaction Costs	338,500(1)
Agents’ Fee, Agents’ Expenses and other fees related to the Cannex Private Placement	2,049,000
BrightLeaf Member’s Equity Contribution	24,000,000
General and administrative expenses	613,900(2)
Unallocated funds	13,349,907
Total	40,351,307

Notes:
(1)	Includes legal fees of $225,000; auditors fees of $100,000; TSXV fees of $nil; CSE fees of $13,500, and expenses related to the delivery and recording of the Consents of $nil.

(2)

The estimate of general and administrative expenses includes: salaries and benefits of $350,000; rent and utilities of $72,000; office expenses and supplies of $10,400; legal, tax, audit and professional fees of $102,000; investor relations fees of $65,000; and insurance expenses of $14,500. A significant portion of general and administration expenses are covered from funds generated through current operations and therefore only a portion of the use of proceeds is allocated to these expenses.

There may be circumstances where, for sound business reasons, the Resulting Issuer reallocates available funds. The Resulting Issuer may require additional funds in order to fulfill all of the Resulting Issuer’s expenditure requirements and to meet its objectives, in which case the Resulting Issuer expects to either issue additional securities or incur indebtedness. There is no assurance that additional funding required by the Resulting Issuer will be available if required.

Dividends or Distributions

The Resulting Issuer does not currently intend to declare any dividends payable to the holders of the Arco Common Shares. The Resulting Issuer has no restrictions on paying dividends, but if the Resulting Issuer generates earnings in the foreseeable future, it expects that they will be retained to finance growth, if any. The Resulting Issuer Board will determine if and when dividends should be declared and paid in the future based upon the Resulting Issuer’s financial position at the relevant time. All of the Arco Common Shares will be entitled to an equal share in any dividends declared and paid.

Principal Securityholders

To the knowledge of the management of Arco and Cannex, no persons or corporations will, as at the completion of the Amalgamation, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attaching to all the outstanding Resulting Issuer Shares.

Directors and Officers

The table below sets out the name, municipality and province of residence, position with the Resulting Issuer, current principal occupation, and the number and percentage of Arco Common Shares which will be beneficially owned, directly or indirectly, or over which control or direction is proposed to be exercised, by each of the Resulting Issuer’s proposed directors and officers following the completion of the Transaction. Additional biographical information about each of these individuals is set out below under the heading “Management” and under the heading “Particulars of Matters to be Acted On – Election of Directors”.

Name, Municipality and Province of Residence and Position(s) to be Held at Closing(1)	Principal Occupation Over the Past 5 Years(2)	Resulting Issuer Shares Outstanding upon Closing(3) (4)
		Number of Shares	Percentage (%)
Anthony Dutton Vancouver, British Columbia, Canada President, CEO and Director	President – Delu Corp. President, CEO and Director of IBC Advanced Alloys Corp.	6,200,000	3.53
Leonid (Leo) Gontmakher Dorado, Puerto Rico, United States COO and Director	President - Maha Consulting Inc.	29,948,857	17.07
D. Barry Lee Vancouver, British Columbia, Canada CFO and Corporate Secretary	Principal - First Merit Group	4,730,000	2.70
Simon Anderson West Vancouver, British Columbia, Canada CFA	President – S2 Management Inc.	50,000	0.03
Gerald (Jerry) Derevyanny(6) Kirkland, Washington, United States Director	Chief Operating Officer and General Counsel – BrightLeaf Owner - 7Point	1,030,000	0.59

Name, Municipality and Province of Residence and Position(s) to be Held at Closing(1)	Principal Occupation Over the Past 5 Years(2)	Resulting Issuer Shares Outstanding upon Closing(3) (4)
		Number of Shares	Percentage (%)
Dmitriy Goykhman(5) Brooklyn, New York, United States Director	Founder – DGA Tax	250,000	0.14
Gregory Marshall(5) (6) Dunedin, New Zealand Director	Managing Director – Logic Funds	2,000,000	1.14
Thomas Peters(5) Larkspur, California, United States Director	Managing Director – Inverness Advisors	400,000	0.23
Roman Tkachenko(6) Redmond, Washington, United States Director	CEO – Global Seafood	14,491,931	8.26
Total:		59,100,788	33.68

Notes:
(1)

The information as to municipality of residence and principal occupation, not being within the knowledge of the Resulting Issuer, has been furnished by the respective directors and officers individually.

(2)	The information as to principal occupation, business or employment has been furnished by the respective directors and officers individually.

(3)

The information as to the number of Resulting Issuer Shares expected to beneficially owned, or controlled or directed, directly or indirectly, by the proposed directors and officers immediately following the Closing has been furnished by the respective directors and officers individually or Alliance.

(4)

Based on 175,494,062 Resulting Issuer Shares expected to be outstanding following the Closing, on an undiluted basis, assuming completion of the Consolidation and that the Cannex Private Placement is fully subscribed.

(5)	Proposed member of Audit Committee of the Resulting Issuer.

(6)	Proposed member of Compensation Committee of the Resulting Issuer.

At the Closing, it is anticipated that the directors and officers of the Resulting Issuer, as a group, will beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 59,100,788 Resulting Issuer Shares (on an undiluted basis), representing 33.68% of the issued and outstanding Resulting Issuer Shares on an undiluted basis. Each director’s term of office shall expire at the next annual meeting of the Resulting Issuer shareholders unless re-elected at such meeting.

The following biographies provide certain selected information in respect of the above noted persons who will be serving as directors, officers and/or management of the Resulting Issuer:

Anthony Dutton

Mr. Dutton will lead the Resulting Issuer’s corporate activities including its capital markets relationships, finance initiatives and industry relations. He will work closely with the Resulting Issuer’s Chief Operating Officer and Board of Directors to realize the Resulting Issuer’s strategic plan. He brings extensive experience in business development, strategic planning and capital markets expertise to Cannex. Mr. Dutton was CEO, co-founder and a director of IBC Advanced Alloys (TSX.V:IB) from 2007 to 2017 and is a founding public director of Trakopolis Inc. (TSX.V:TRAK). Mr. Dutton holds a BA Econ. (Honours) from the University of British Columbia, an March from Dalhousie University and an MBA from the Cranfield School of Management in the UK.

Leonid (Leo) Gontmakher

As Chief Operating Officer, Mr. Gontmakher will develop, implement and lead all operational activities of the Resulting Issuer with specific focus on facilities development and management as well as strategic cannabis industry related initiatives. Mr. Gontmakher has a successful record of success in the growing cannabis industry. He was a co-founder, and has acted as a key advisor to Superior Gardens, Washington State’s largest full line cannabis cultivator and processor. In addition to his leadership at Superior Gardens, Mr. Gontmakher is also the founder and CEO of BrightLeaf, global experts in the cannabis industry with experience in facility design, construction management, equipment sourcing, operations, product development, branding, sales and marketing strategy and software solutions. Prior to forming BrightLeaf, Mr. Gontmakher held senior management positions at North America’s largest importer and wholesalerof specialized frozen seafood products, Direct Source Seafood LLC. He is based in Seattle, Washington and has a BA in Business Management from the University of Arizona.

D. Barry Lee

Mr. Lee is a co-founder of First Merit Group, a Vancouver British Columbia based strategic advisory firm serving early stage and high growth companies. His focus is on public and private technology and energy companies where he has a long and successful history of providing strategic planning, corporate governance and financial related advisory services. Mr. Lee is the past CEO or CFO and a director of Canadian Phoenix Resources Corp. and Watch Resources Ltd. He holds a BA from the University of Alberta.

Tom Peters

Mr. Peters is a co-founder and Managing Director at Inverness Advisors, a San Francisco based strategic advisory firm to middle-market and growth companies in the technology, media and enterprise services sectors. Prior to forming Inverness in 2012, Tom was Head of Digital Media Technology at Montgomery & Co., a firm he joined in 2005. Mr. Peters began his career in the M&A group at Dillon, Read & Co. in New York in 1987 and in 1991, he joined Hambrecht & Quist in San Francisco to help start the firm’s M&A practice. Since then he has focused on M&A advisory work and capital raising transactions for emerging growth companies. He graduated magna cum laude from Washington and Lee University and received his MBA from the University of Virginia’s Darden Graduate School of Business.

Gerald (Jerry) Derevyanny

Mr. Derevyanny is the current COO and General Counsel of BrightLeaf, in addition to the being the owner of 7Point. Prior to that, Mr. Derevyanny was General Counsel of NWCS and helped guide NWCS from its pre-licensed phase to a 200+ employee cannabis producer/processor. Mr. Derevyanny was also previously the head litigation partner at Adler Vermillion & Skocilich LLP after starting his career as a Complex Commercial Litigator at Kaye Scholer LLP (now Arnold & Porter Kaye Scholer LLP). Mr. Derevyanny holds a BA in Business Administration from the University of Washington and a JD from Boston University.

Greg Marshall

Mr. Marshall is the Founder and CEO of Logic Fund Management based in Dunedin, New Zealand. He has more than 30 years of principal investor experience across a wide variety of asset classes. He initially worked with Bain & Co in Sydney and was subsequently the Managing Director of Island Capital with offices in New York and San Francisco. Mr. Marshall founded Logic in 2003 and focuses on a wide variety of investment strategies including capital structure arbitrage and alternative investments, most recently in the liquor and gaming industries. Mr. Marshall holds an LLB from the University of Canterbury, Christchurch, New Zealand.

Roman Tkachenko

Mr. Tkachenko is the CEO of Direct Source Seafood LLC, North America’s largest importer and wholesaler of specialized frozen seafood products. He has over 14 years’ experience in the seafood industry, starting in logistics and coordinating fueling operations for fishing vessels, moving into purchasing and sales, and later into executive roles. Mr. Tkachenko co-founded Direct Source Seafood in 2010 and led it from $20m in yearly revenues to just under $200m in yearly revenues. Mr. Tkachenko was also the CEO of Marine Treasures International, a company specializing in international sourcing of frozen seafood from 2013-2017. Mr. Tkachenko holds a BS in Accounting from Central Washington University.

Dmitriy Goykhman

Mr. Goykhman is the founder of DGA Tax, a boutique tax practice specializing in tax structuring, with an emphasis in growth phase companies, operational consulting, cross-border taxation, financial reporting, and modeling. Prior to starting DGA Tax, Mr. Goykhman worked at Ernst & Young in the real estate and retail & consumer market tax practice groups. Mr. Goykhman is a licensed CPA and a Chartered Global Management Accountant. Mr. Goykhman holds a BA in Accounting and an MA in Taxation from Pace University in New York City.

Promoters

Other than as indicated below, there are no promoters of Arco, Cannex, or any subsidiary of Arco or Cannex, within the last two years immediately preceding this Information Circular.

The following Person is a Promoter of Cannex:

Name and municipality	Number and percentage of securities of the Resulting Issuer	Nature and amount of services to be received by the Resulting Issuer
Anthony Dutton Vancouver, British Columbia, Canada	6,200,000 Resulting Issuer Common Shares	Full time service as CEO of the Resulting Issuer

Corporate Cease Trade Orders or Bankruptcies

No proposed director, officer or promoter of the Resulting Issuer, or a securityholder anticipated to hold a sufficient number of securities of the Resulting Issuer to affect materially the control of the Resulting Issuer, has been, within 10 years before the date of this Circular, a director, officer or promoter of any person or company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order, or an order that denied the issuer access to any exemptions under applicable Securities Laws, for a period of more than 30 consecutive days; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

Except as set forth below, no proposed director, officer or promoter of the Resulting Issuer, or a securityholder anticipated to hold sufficient securities of the Resulting Issuer to affect materially the control of the Resulting Issuer, has

(a)

been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable securityholder making a decision about the Transaction.

Greg Marshall received a four-month suspension from the Australian Securities Commission in 1991. Mr. Marshall was prohibited from doing any act as a representative of a dealer or investment adviser for four months from November 28, 1991 to March 27, 1992, inclusive.

Personal Bankruptcies

No proposed director, officer or promoter of the Resulting Issuer, or a securityholder anticipated to hold sufficient securities of the Resulting Issuer to affect materially the control of the Resulting Issuer, or a personal holding company of any such persons, has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or promoter.

Conflicts of Interest

Directors and officers of the Resulting Issuer may also serve as directors and/or officers of other companies and may be presented from time to time with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm’s length negotiations but only through exercise by the officers and directors of such judgment as is consistent with their fiduciary duties to the Resulting Issuer which arise under applicable corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as directors or officers of the Resulting Issuer. It is expected that all conflicts of interest will be resolved in accordance with the BCBCA. It is expected that any transactions with officers and directors will be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Resulting Issuer, and, depending upon the magnitude of the transactions and the absence of any disinterested board members, may be submitted to the shareholders for their approval.

In connection with the BrightLeaf Acquisition, Leonid (Leo) Gontmakher and Gerald (Jerry) Derevyanny (along with certain key personnel of BrightLeaf, including Vlad Gontmakher, Arkadi Gontmakher and Oleg Orlovskii) have entered into non-circumvention agreements, whereby they have each agreed not to enter into any competing business for a period of three years after Closing, unless such opportunity is first presented to Cannex.

Other Reporting Issuer Experience

The following table sets out the proposed directors and officers of the Resulting Issuer that are, or have been within the last five years, directors or officers of other reporting issuers, and the jurisdictions in which such reporting issuers were reporting:

Name	Name and Jurisdiction of Reporting Issuer	Name of Exchange or Market (if applicable)	Position	From	To
Anthony Dutton	Arco Resources Corp.	TSXV	Director	December 2011	June 2017
	IBC Advanced Alloys Corp.	TSXV	CEO Director	April 2007 May 2006	October 2016 October 2016
	Josephine Mining Corp.	TSXV	Director	March 2011	September 2015
	Trakopolis IoT Corp.	TSXV	Director	November 2016	Present
	Value Capital Trust	TSXV	Director	June 2017	Present
D. Barry Lee	Arco Resources Corp.	TSXV	Director	March 2016	Present
	Argentum Silver Corp.	TSXV	Director	April 2014	September 2014
	Atom Energy Inc.	TSXV	CFO Director	August 2008	Present
	Buccaneer Gold Corp.	TSXV	Director	May 2016	Present

Name	Name and Jurisdiction of Reporting Issuer	Name of Exchange or Market (if applicable)	Position	From	To
	Gainey Capital Corp.	TSXV	Director	August 2016	Present
	New Carolin Gold Corp.	TSXV	CFO	June 2014	Present
	Velocity Minerals Ltd.	TSXV	CFO Director	September 2007	July 2017
	Worldwide Resource Corp.	TSXV	Director	January 2005	Present

Committees of the Board of Directors

Upon completion of the Transaction, the board of directors of the Resulting Issuer will have two standing committees, being the Audit Committee and the Compensation Committee.

The Audit Committee of the Resulting Issuer will adopt the audit committee charter of Arco. The Audit Committee will oversee the retention, performance and compensation of the Resulting Issuer’s independent auditors, and oversee and establish procedures concerning systems of internal accounting and control. The Audit Committee will be comprised of Messrs. Goykhman, Marshall and Peters.

The board of directors of the Resulting Issuer will establish the Compensation Committee to assist the board in settling the compensation of directors and senior executives, and developing and submitting to the board recommendations with regard to other employee benefits. It is anticipated that the Compensation Committee will be comprised of Messrs. Tkachenko, Derevyanny, and Marshall.

Executive Compensation

The Resulting Issuer anticipates negotiating compensation agreements with its directors and officers following completion of the Transaction. For information on the compensation of Arco’s officers and directors see in the Information Circular under the heading “Executive Compensation”. For information on the compensation of Cannex’s officers and directors see “Information Concerning Cannex – Executive Compensation”.

Indebtedness of Directors and Officers

As of the completion of the Transaction, no proposed director or officer of the Resulting Issuer or any Associate thereof, will be indebted to the Resulting Issuer or any of its subsidiaries, or has been at any time during the preceding financial year.

Investor Relations Arrangements

As of the date hereof, no written or oral agreement or understanding has yet been reached with any Person to provide any promotional or investor relations services for the Resulting Issuer; however, the Resulting Issuer may enter into investor relations arrangements in the future.

Options to Purchase Securities

The board of directors of the Resulting Issuer will determine option grants to eligible optionees sometime after the Closing.

Assuming it is approved by the Arco Shareholders pursuant to the Arco Option Plan Resolution, the Resulting Issuer expects to adopt the New Option Plans, as described in the Circular under the heading “Particulars of Matters to be Acted On – Approval of New Option Plans”, following the Closing.

Full copies of the New Option Plans are attached to this Information Circular as Appendix “I”. A summary of the material terms of New Option Plans is set out under “Particulars of Matters to Be Acted On – Approval of New Option Plans”.

The table below sets out the number of Resulting Issuer Options expected to be held by directors and officers of the Resulting Issuer after giving effect to the replacement of their existing Cannex Options, if any, in connection with the Closing. Arco and Cannex expect that, following the Closing, new Resulting Issuer Options may be granted to directors and officers of the Resulting Issuer, on terms to be determined by the Resulting Issuer Board and/or the Compensation Committee, as applicable.

Persons who will hold Resulting Issuer Options upon completion of the Transaction	Number of Resulting Issuer Options	Exercise Price	Expiry Date	Current Market Value of Resulting Shares under Option(1)
All proposed officers of the Resulting Issuer, as a group (3 persons)(2)	3,600,000	$1.00	December 11, 2022	$3,600,000
All proposed directors of the Resulting Issuer who are not also proposed officers, as a group (5 persons)(3)	2,800,000	$1.00	December 11, 2022	$2,800,000
All consultants of the Resulting Issuer	5,250,000	$1.00	December 11, 2022	$5,250,000
All other persons(4)	1,814,000	$1.00	December 11, 2022	$1,814,000
Total	13,464,000			$13,464,000

Notes:
(1)	Based on a market price of $0.35 per Arco Common Share (adjusted from $0.055 to reflect the Consolidation) on the TSXV on October 9, 2017, being the last trading day prior to the halting of trading in the Arco Common Shares in connection with the announcement of the Transaction.
(2)	Consists of Barry Lee, Leo Gontmakher, and Anthony Dutton.
(3)	Consists of Jerry Derevyanny, Dmitriy Goykhman, Roman Tkachenko, Tom Peters, and Greg Marshall.
(4)	To be issued to the Agents and Finders in connection with the Cannex Private Placement.

Legal Proceedings

To the best of management’s knowledge, there are no material pending legal proceedings to which Arco, Cannex or the Resulting Issuer is or is likely to be a party, or of which any of its property is the subject matter.

Escrowed Securities

As of the date of this Circular, there are no Cannex Shares held in escrow and there are no Arco Common Shares held in escrow. The following Resulting Issuer Shares (the “Escrowed Shares”) are expected to be held in escrow after giving effect to the Transaction:

Name and Municipality of Residence of Securityholder	Designation of Class	Number of Resulting Issuer Shares to be Held in Escrow (#)	Percentage (%)(1)
Anthony Dutton Vancouver, British Columbia, Canada	Resulting Issuer Common Shares	6,200,000	3.53

Name and Municipality of Residence of Securityholder	Designation of Class	Number of Resulting Issuer Shares to be Held in Escrow (#)	Percentage (%)(1)
Leonid (Leo) Gontmakher Dorado, Puerto Rico, United States	Resulting Issuer Common Shares	29,948,857	17.07
D. Barry Lee Vancouver, British Columbia, Canada	Resulting Issuer Common Shares	4,730,000	2.70
Simon Anderson West Vancouver, British Columbia, Canada	Resulting Issuer Common Shares	50,000	0.03
Gerald (Jerry) Derevyanny Kirkland, Washington, United States	Resulting Issuer Common Shares	1,030,000	0.59
Dmitriy Goykhman Brooklyn, New York, United States	Resulting Issuer Common Shares	250,000	0.14
Gregory Marshall Dunedin, New Zealand	Resulting Issuer Common Shares	2,000,000	1.14
Thomas Peters Larkspur, California, United States	Resulting Issuer Common Shares	400,000	0.23
Roman Tkachenko Redmond, Washington, United States	Resulting Issuer Common Shares	14,491,931	8.26
TOTAL:		59,100,788	33.68

Notes:
(1)

Based on 175,494,062 Resulting Issuer Shares expected to be outstanding following the Closing, on an undiluted basis, assuming completion of the Consolidation and that the Cannex Private Placement is fully subscribed.

All of the foregoing Resulting Issuer Shares will be subject to escrow pursuant to the terms of the Voluntary Pooling Agreement to be entered into prior to Closing, with such Resulting Issuer Shares to be released from escrow as follows:

Proportion To Be Released	Release Date
1/10 of the Escrowed Shares	Closing Date
1/6 of the remaining Escrowed Shares	6 months from the Closing Date
1/5 of the remaining Escrowed Shares	12 months from the Closing Date
1/4 of the remaining Escrowed Shares	18 months from the Closing Date
1/3 of the remaining Escrowed Shares	24 months from the Closing Date
1/2 of the remaining Escrowed Shares	30 months from the Closing Date
the remaining Escrowed Shares	36 months from the Closing Date

Auditor

It is expected that Davidson & Company LLP, currently the auditors of Cannex, will serve as the Resulting Issuer’s auditors, given that Cannex is the accounting acquirer in connection with the RTO. The address of Davidson & Company LLP is Suite 1200-609 Granville Street, Vancouver, BC V7Y 1G6.

Transfer Agent and Registrar

It is expected that Alliance, who is currently Arco’s registrar and transfer agent, will continue to serve as the Resulting Issuer’s registrar and transfer agent. It is expected that transfers of the securities of the Resulting Issuer may be recorded at registers maintained by Alliance at its Calgary office, located at #1010, 407-2nd Street SW, Calgary, AB T2P 2Y3.

Material Contracts

Except as described below, the only material contracts to which the Resulting Issuer will be a party are described under

“Information Concerning Arco – Material Contracts” and “Information Concerning Cannex – Material Contracts”.

Interests of Experts

The following is a list of persons or companies whose profession or business gives authority to a statement made by such person or company named in this Circular as having prepared or certified a part of that document or report described in the Circular:

(a)

Davidson & Company LLP, auditors of Cannex, which prepared the auditor’s report for the audited financial statements of Cannex as at and for the fiscal period ended September 30, 2017. They are independent as determined by the Institute of Chartered Accountants of British Columbia; and

(b)

Charlton & Company LLP, former auditors of Arco, which prepared the auditor’s report for the audited annual financial statements of Arco as at and for the fiscal years ended April 30, 2017 and April 30, 2016. They are independent as determined by the Institute of Chartered Accountants of British Columbia.

Other Material Facts

There are no other material facts about Arco, Cannex or the Resulting Issuer that are not disclosed elsewhere in this Circular.

PARTICULARS OF MATTERS TO BE ACTED ON

Arco Voting Shares and Principal Holders Thereof

Arco is authorized to issue an unlimited number of Arco Common Shares without par value and an unlimited number of Arco Preferred Shares without par value. As at the Record Date, 9,387,323 Arco Common Shares (on a pre-Consolidation basis) were issued and outstanding and nil Arco Preferred Shares were issued and outstanding. Holders of record of Arco Common Shares at the close of business on the Record Date are entitled to execute Consents in favour of, or against the Consent Resolutions. Each holder of Arco Common Shares will be entitled to execute a Consent, in the form provided as Appendix “B” to this Information Circular, representing the number of Arco Common Shares held by such holder.

To the knowledge of the directors and executive officers of Arco, as at the record date, no Person beneficially owned, directly or indirectly, or controlled or directed, Arco Common Shares carrying 10% or more of the voting rights attached to all of the issued and outstanding Arco Common Shares.

Approval of the Arco Amalgamation Consent Resolution

Through execution of the Consents, Arco Shareholders are asked to consider and, if deemed advisable, pass the Arco Amalgamation Consent Resolution, the complete text of which is set out in Appendix “A”, authorizing: (i) the Consolidation, and (ii) the completion of the Transaction.

In order to become effective, the Arco Amalgamation Consent Resolution must be approved by the written consent of Arco Shareholders holding at least two-thirds of the Arco Common Shares issued and outstanding as of the Record Date (6,258,216 Arco Common Shares). If the Arco Amalgamation Consent Resolution is not approved by consent, the Transaction may not proceed in its present form, or at all.

The form of the Arco Amalgamation Consent Resolution is set out in Appendix “A”.

Arco Consolidation

Subject to Arco Shareholder approval of the Arco Amalgamation Consent Resolution, prior to the completion of the Transaction, Arco will consolidate the outstanding Arco Common Shares on the basis of one post-Consolidation Arco Common Share for each 6.5537 pre-Consolidation Arco Common Shares, such that at the Effective Time there shall be 2,000,000 Arco Common Shares issued and outstanding (including Arco Common Shares issued on a pre-Consolidation basis pursuant to the Arco Debt Settlement).

The Board of Directors of Arco believes that the Consolidation will enhance the marketability of the Arco Common Shares and facilitate future financings undertaken by the Resulting Issuer as well as the completion of the Transaction. If approved and implemented, the Consolidation will affect Arco Shareholders uniformly and will not affect any Arco Shareholder’s percentage ownership interest in Arco, except to the extent that the Consolidation would otherwise result in a Arco Shareholder owning a fractional Arco Common Share, as no fractional Arco Common Shares will be issued pursuant to the Consolidation and no cash will be paid in lieu of fractional Arco Common Shares.

It is expected that the Consolidation will be implemented before the completion of the Transaction, such that Cannex Shareholders will receive post-Consolidation Arco Common Shares in exchange for their Cannex Common Shares at the Closing.

Arco currently has an unlimited number of Arco Common Shares available for issuance and the Consolidation will not have any effect on the number of Arco Common Shares that remain available for future issuance. The exercise price and the number of Arco Common Shares issuable on exercise of any Arco Options and Arco Warrants that are outstanding at the time of the Consolidation will be proportionately adjusted upon the Consolidation becoming effective (i.e. the number of Arco Common Shares issuable will decrease while the exercise price will increase).

As at the date hereof, the total number of issued and outstanding Arco Common Shares was 9,387,323, and it is expected that there will be 2,000,000 Arco Common Shares issued and outstanding after completion of the Arco Debt Settlement and the Consolidation (but prior to the Closing).

An Arco Shareholder will generally not be considered to have disposed of Arco Common Shares as a result of the Consolidation, and will not recognize a capital gain or a capital loss as a result of the Consolidation. The aggregate adjusted cost base to an Arco Shareholder of all its Arco Common Shares will be the same after the Consolidation as it was before the Consolidation. This aggregate adjusted cost base will be averaged across the total number of post-Consolidation Arco Common Shares owned by the Arco Shareholder immediately after the Consolidation.

If the Arco Shareholders approve the Arco Amalgamation Consent Resolution, the Board of Directors of Arco will have the authority, in its sole discretion, to determine whether or not to implement the Consolidation. If the Board of Directors of Arco decides to implement the Consolidation, Arco will promptly make the required filings with the TSXV. The Consolidation will be effective on the date on which the Board of Directors of Arco determines to carry out the Consolidation after receiving the acceptance of the TSXV. Following receipt of the TSXV’s final acceptance of the Consolidation, Arco will cause letters of transmittal, as described below, to be mailed to the Arco Shareholders.

Effect on Beneficial Holders

Beneficial Holders holding their Arco Common Shares through an intermediary should note that such intermediary may have different procedures for processing the Consolidation than those that will be put in place by Arco for Registered Shareholders of Arco. If you hold your Arco Common Shares through an intermediary and you have questions in this regard, you are encouraged to contact your intermediary.

Exchange of Share Certificates

If the Consolidation is approved by Arco Shareholders, accepted by the TSXV, and implemented by the Board of Directors of Arco, Arco Shareholders will be required to exchange their share certificates representing pre-Consolidation Arco Common Shares for new share certificates representing post-Consolidation Arco Common Shares

Following a determination by the Board of Directors of Arco to implement the Consolidation, it is expected that Arco’s transfer agent will send a letter of transmittal to each Arco Shareholder as soon as practicable after the implementation of the Consolidation. The letter of transmittal will contain instructions on how Arco Shareholders can surrender their share certificates representing pre-Consolidation Arco Common Shares to the transfer agent. The transfer agent will forward to each Arco Shareholder who has sent in their share certificates representing pre-Consolidation Arco Common Shares (along with such other documents as the transfer agent may require), a new share certificate representing the number of post-Consolidation Arco Common Shares to which such Arco Shareholder is entitled. No share certificates for fractional Arco Common Shares will be issued.

Following the Consolidation, certificates representing pre-Consolidation Arco Common Shares that have not been exchanged for post-Consolidation Arco Common Shares will be deemed to represent that number of post-Consolidation Arco Common Shares such certificate would have represented had it been exchanged.

Certain Risks Associated with the Consolidation

The effect of the Consolidation upon the market price of the Arco Common Shares cannot be predicted with any certainty, and the history of similar share consolidations for corporations similar to Arco is varied. There can be no assurance that the total market capitalization of the Arco Common Shares immediately following the Consolidation will be equal to or greater than the total market capitalization immediately before the Consolidation. In addition, there can be no assurance that the per-share market price of the Arco Common Shares following the Consolidation will remain higher than the per-share market price immediately before the Consolidation or equal or exceed the direct arithmetical result of the Consolidation. In addition, a decline in the market price of the Arco Common Shares after the Consolidation may result in a greater percentage decline than would occur in the absence of the Consolidation. Furthermore, the Consolidation may lead to an increase in the number of Arco Shareholders who will hold “odd lots”; that is, a number of Arco Common Shares not evenly divisible into board lots (a board lot is either 100, 500 or 1,000 shares, depending on the price of the Arco Common Shares). As a general rule, the cost to Arco Shareholders transferring an odd lot of Arco Common Shares is somewhat higher than the cost of transferring a “board lot”.

Approval of the Transaction

The Transaction will constitute a Reverse Takeover of Arco because, following the Closing, (assuming completion of the Cannex Private Placement and the Consolidation), the current Cannex Shareholders (including holders of Cannex Subscription Receipts issued pursuant to the Cannex Private Placement) are expected to own approximately 98.9% of the post-Consolidation Arco Common Shares on an undiluted basis, Pursuant to TSXV policies, the approval of Arco Shareholders is required in connection with any Reverse Takeover.

For detailed information with respect to the Transaction, see “Description of the Transaction”.

Board of Directors of Arco Recommendation

The Board of Directors of Arco has reviewed and considered all material facts relating to the Arco Amalgamation Consent Resolution which it has considered to be relevant to Arco Shareholders. It is the unanimous recommendation of the Board of Directors of Arco that Arco Shareholders execute Consents FOR the Arco Amalgamation Consent Resolution.

Because of the requirements of the BCBCA, any abstentions or other failure to execute a Consent in favour of the Arco Amalgamation Consent Resolution for any reason will have the same effect as executing a Consent against the Arco Amalgamation Consent Resolution.

Election of Arco Directors

The Board of Directors of Arco presently consists of three directors, being George Danes, Teresa Rzepcyzk and D. Barry Lee (collectively, the “Current Directors”). The Arco Shareholders are required to elect the directors of Arco to hold office until the next annual meeting of Arco Shareholders or until the successors of such directors are elected or appointed. However, if the Transaction is completed, the size of the Board of Directors of Arco will be increased from three to seven directors and the Current Directors will be replaced with the nominees of Cannex (collectively, the “New Directors”). As of the Consent Date, the Transaction will not yet have been completed and there can be no assurance at that time as to whether it will be completed.

As it is not appropriate to give effect to the replacement of the Current Directors by the New Directors until the Transaction is completed, in order to avoid a premature election of the New Directors, and in order to dispense with the need to call an additional meeting of Arco Shareholders to increase the size of the Board of Directors of Arco and elect the New Directors following completion of the Transaction, the Arco Shareholders are asked to consider, and if thought appropriate, to pass (by way of the execution of Consents), two separate ordinary resolutions, the texts of which are as follows (together the “Arco

Director Resolutions”):

Resolution Regarding Current Directors

“RESOLVED, as an ordinary resolution of the shareholders of Arco, that:

1.	the setting of the number of directors of Arco at three be and is hereby authorized and approved; and

2.

the election of George Danes, Teresa Rzepczyk and D. Barry Lee as directors of Arco, to hold office until the earlier of: (i) the next annual meeting of the Arco Shareholders, or until their successors are elected or appointed, or (ii) the Closing, be and is hereby authorized and approved.”

Resolution Regarding New Directors

“RESOLVED, as an ordinary resolution of the shareholders of Arco, that, at the Closing:

1.	the increase in the number of directors of Arco from three to seven be and is hereby authorized and approved; and

2.

the election of Anthony Dutton, Leonid (Leo) Gontmakher, Gerald (Jerry) Derevyanny, Dmitriy Goykhman, Gregory Marshall, Thomas Peters and Roman Tkachenko as directors of Arco, to hold office from the Closing until the next annual meeting of the Arco Shareholders, or until their successors are elected or appointed, be and is hereby approved.”

Assuming completion of the Tranction, each of the Current Dirctors has agreed to resign from the Board of Directors of Arco, effective as of the Closing. In the event that the Transaction is not completed, the New Directors will not become directors of Arco and the Current Directors will remain as directors.

The Arco Director Resolutions must be approved by Arco Shareholders holding more than 50% of the issued and outstanding Arco Common Shares as of the Record Date (4,693,662 Arco Common Shares).

The Board of Directors of Arco unanimously recommends that the Arco Shareholders execute their Consents FOR the Arco Director Resolutions. Any abstentions or other failure to execute a Consent in favour of the Arco Director Resolutions for any reason will have the same effect as executing a Consent against the election of the Current Directors and, upon Closing, the New Directors.

Current Directors

The following table sets out biographical information with respect to each of the Current Directors:

Name, Municipality and Province of Residence and Position(s) to be Held at Closing(1)	Principal Occupation Over the Past 5 Years(2)	Arco Shares Beneficially Owned, Controlled or Directed on a pre- Consolidation Basis(3)
		Number of Shares	Percentage (%)
George Danes Vancouver, British Columbia, Canada CEO and Director	CFO – Sutton Group Realty	Nil	0.0%
Teresa Rzepcyzk Kelowna, British Columbia, Canada CFO and Director	Controller – First Merit Group	Nil	0.0%
D. Barry Lee Vancouver, British Columbia, Canada Director	Principal – First Merit Group	1,740,000	18.6%
	Total:	1,740,000	18.6%

Notes:
(1)	The information as to municipality of residence and principal occupation, not being within the knowledge of Arco, has been furnished by the respective directors and officers individually.

(2)	The information as to principal occupation, business or employment has been furnished by the respective directors and officers individually.

(3)

The information as to the number of Arco Shares beneficially owned, or controlled or directed, directly or indirectly, by the proposed directors and officers has been furnished by the respective directors and officers individually.

(4)	Based on 9,387,323 Arco Common Shares issued and outstanding as of the Record Date, on an undiluted basis.

(5)	Member of Audit Committee of Arco.

New Directors

The following table sets out biographical information with respect to each of the New Directors:

Name, Municipality and Province of Residence and Position(s) to be Held at Closing(1)	Principal Occupation Over the Past 5 Years(2)	Resulting Issuer Shares Outstanding upon Closing(3) (4)
		Number of Shares	Percentage (%)
Anthony Dutton Vancouver, British Columbia, Canada President, CEO and Director	President – Delu Corp. President, CEO and Director of IBC Advanced Alloys Corp.	6,200,000	3.53
Leonid (Leo) Gontmakher Dorado, Puerto Rico, United States COO and Director	President - Maha Consulting Inc.	29,948,857	17.07
D. Barry Lee Vancouver, British Columbia, Canada CFO and Corporate Secretary	Principal - First Merit Group	4,730,000	2.70
Simon Anderson West Vancouver, British Columbia, Canada CFA	President – S2 Management Inc.	50,000	0.03
Gerald (Jerry) Derevyanny(6) Kirkland, Washington, United States Director	Chief Operating Officer and General Counsel – BrightLeaf Owner - 7Point	1,030,000	0.59
Dmitriy Goykhman(5) Brooklyn, New York, United States Director	Founder – DGA Tax	250,000	0.14
Gregory Marshall(5) (6) Dunedin, New Zealand Director	Managing Director – Logic Funds	2,000,000	1.14
Thomas Peters(5) Larkspur, California, United States Director	Managing Director – Inverness Advisors	400,000	0.23
Roman Tkachenko(6) Redmond, Washington, United States Director	CEO – Global Seafood	14,491,931	8.26
Total:		59,100,788	33.68

Notes:
(1)

The information as to municipality of residence and principal occupation, not being within the knowledge of the Resulting Issuer, has been furnished by the respective directors and officers individually.

(2)	The information as to principal occupation, business or employment has been furnished by the respective directors and officers individually.

(3)

The information as to the number of Resulting Issuer Shares expected to beneficially owned, or controlled or directed, directly or indirectly, by the proposed directors and officers immediately following the Closing has been furnished by the respective directors and officers individually or Alliance.

(4)

Based on 175,494,062 Resulting Issuer Shares expected to be outstanding following the Closing, on an undiluted basis, assuming completion of the Consolidation and that the Cannex Private Placement is fully subscribed.

(5)	Proposed member of Audit Committee of the Resulting Issuer.

(6)	Proposed member of Compensation Committee of the Resulting Issuer.

The principal occupations, businesses or employment of each of the New Directors during the past five years and additional information concerning each of the New Directors are disclosed in their biographies set forth in “Information Concerning the Resulting Issuer – Directors, Officers and Promoters”.

To the knowledge of Arco, none of the nominees for election as director:

(a)	is, as at the date of this Circular, or has been, within 10 years before the date of the Circular, a director, CEO or CFO of any company (including Arco) that,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days while the proposed director was acting in the capacity as director, CEO or CFO of such company, or

(ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company;

(b)

is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including Arco) that, while that proposed director was acting in that capacity, or within a year of that proposed director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)

has been subject to any penalties or sanctions imposed by a court relating to Securities Legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditor

Arco Shareholders are asked to consider and, if deemed advisable, execute Consents in favour of the re-appointment of Davidson & Company LLP as the auditors of Arco at remuneration to be determined by the Board of Directors of Arco. If elected, Davidson & Company LLP will hold office as auditors of Arco until the next annual meeting of Arco Shareholders or until their successor is duly elected or appointed pursuant to the articles of Arco, unless their position is earlier vacated in accordance with the provisions of the BCBCA or Arco’s articles.

Notwithstanding the foregoing, because the Transaction will constitute a Reverse Takeover of Arco, the auditors of Arco will change to Davidson & Company LLP, being the auditors of Cannex, if the Transaction is successfully completed. See “Information Concerning the Resulting Issuer”.

The proposed resolution (the “Arco Auditor Resolution”) is set forth below:

“RESOLVED, as an ordinary resolution of the shareholders of Arco, that:

1.

The appointment of Davidson & Company LLP as the auditors of Arco, to hold office until the next annual meeting of Arco Shareholders or until their successor is duly elected or appointed pursuant to the constating documents of Arco and applicable securities laws, at remuneration to be fixed by the board of directors of Arco, be and is hereby authorized and approved; and

2.

Any director or officer of Arco be and is hereby authorized and directed to execute or cause to be executed, under corporate seal of Arco or otherwise, and to deliver or cause to be delivered, all such documents, and do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.”

The Auditor Resolution must be approved by Arco Shareholders holding more than 50% of the issued and outstanding Arco Common Shares as of the Record Date (4,693,662 Arco Common Shares).

The Board of Directors of Arco unanimously recommends that the Arco Shareholders executed Consents FOR the reappointment of Davidson & Company LLP as auditors for Arco at a remuneration to be fixed by the Board of Directors of Arco. Any abstentions or other failure to execute a Consent in favour of the Arco Auditor Resolution for any reason will have the same effect as executing a Consent against the re-election of Davidson & Company LLP as auditors of Arco.

Approval of New Option Plans

Arco’s current option plan is dated December 18, 2012. Arco Shareholders are being asked to consider and, if thought appropriate, execute Consents to authorize the Board to replace the Arco Option Plan with the New Option Plans, which conform with the rules and requirements of the CSE.

The New Option Plans are “rolling” stock option plans for each of the Arco Common Shares and the Arco Class A Shares, whereby the aggregate number of Arco Common Shares and Arco Class A Shares reserved for issuance, including any other compensation plan or agreement of Arco that contemplates the issuance of Arco Shares, shall not exceed 10% of the total number of issued Arco Shares (calculated on an undiluted basis) at the time an Arco Option is granted.

The following information is intended as a brief description of the New Option Plan and is qualified in its entirety by the full text of the New Option Plans, copies of which are attached as Appendix “I”:

(a)

the maximum number of Arco Options which may be granted to any one Arco Option holder under the New Option Plans within any 12 month period shall be 5% of the number of Class A Shares and Common Shares, taken together, that are outstanding (on a non-diluted basis) immediately prior to the grant of Arco Option in question (the “Outstanding Issue”) (unless Arco has obtained disinterested shareholder approval);

(b)

if required by under applicable regulatory laws, disinterested shareholder approval is required to the grant to insiders, within a 12 month period, of a number of Arco Options which, when added to the number of outstanding incentive stock options granted to insiders within the previous 12 months, exceed 10% of the Outstanding Issue;

(c)	the expiry date of an Arco Option shall be no later than the tenth anniversary of the grant date of such Arco Option;

(d)	the maximum number of Arco Options which may be granted to any one consultant within any 12 month period must not exceed 2% of the Outstanding Issue; and

(e)

the maximum number of Arco Options which may be granted within any 12 month period to employees or consultants engaged in investor relations activities must not exceed 2% of the Outstanding Issue and such options must vest in stages over 12 months with no more than 25% of the Arco Options vesting in any three month period.

The New Option Plans provide that other terms and conditions may be attached to a particular Arco Option at the discretion of the Board of Directors of Arco. The New Option Plans are subject to receipt of the annual ratification of Arco Shareholders and annual CSE acceptance. In accordance with the requirements of the TSXV and CSE, the New Option Plans must be approved by ordinary resolution in order to become effective. Arco Shareholders are asked to consider and, if deemed advisable, execute Consents to approve the following ordinary resolution (the “Arco Option Plan Resolution”):

“RESOLVED, as an ordinary resolution of the shareholders of Arco, that:

1.	The current stock option plan (the “Old Option Plan”) be and is hereby replaced by the new stock option plans (the “New Option Plans”), as described in Arco’s Management

Information Circular dated December 29, 2017; and

2.	Arco is authorized to file the New Option Plans with the CSE for acceptance and the implementation of the New Option Plans are subject to CSE and other required regulatory approvals; and

3.

Any director or officer of Arco be and is hereby authorized and directed to execute or cause to be executed, under corporate seal of Arco or otherwise, and to deliver or cause to be delivered, all such documents, and do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.”

The Arco Option Plan Resolution must be approved by Arco Shareholders holding more than 50% of the issued and outstanding Arco Common Shares as of the Record Date (4,693,662 Arco Common Shares).

The Board of Directors of Arco unanimously recommends that the Arco Shareholders executed Consents FOR the approval of the New Option Plans. Any abstentions or other failure to execute a Consent in favour of the Arco Option Plan Resolution for any reason will have the same effect as executing a Consent against the approval of the New Option Plans.

Alteration to the Articles of Arco

Shareholders are being asked to approve certain alterations to the articles of Arco. The following information is intended as a brief description of the proposed alterations and is qualified by the full text of the specific articles being altered, attached hereto as Appendix “C”.

The directors of Arco are proposing an alteration to the articles of Arco to replace the phrase “ordinary resolution” in the text of Article 9.1 of the articles with the phrase “resolution of the directors” and to insert a new Article 27 Special Rights and Restrictions (Conditions) Attached to the Common Shares and Class A Convertible Restricted Voting Shares, the text of which is set out in Appendix “C”. The intention of this alteration is to provide for greater efficiency and economy for the Board of Directors of Arco when altering the share structure of Arco to create a new class of shares, being Arco Class A Shares.

Shareholder Approval

Under the Arco’s current articles and the BCBCA, Arco’s governing statute, the alteration of Arco’s articles requires the approval of Arco Shareholders holding more than two-thirds of the Arco Common Shares issued and outstanding as of the Record Date, by a special resolution. Accordingly, Arco Shareholders are asked to execute Consents in favour of a resolution the alteration of the articles of Arco. The proposed resolution (the “Arco Articles Resolution”) is as follows:

“RESOLVED, as a special resolution of the shareholders of Arco, that:

(a)

the articles of Arco (the “Articles”) be altered by replacing the phrase “ordinary resolution” in the text of Article 9.1 of the Articles with the phrase “resolution of the directors” and by the addition of Article 27 Special Rights and Restrictions (Conditions) Attached to the Common Shares and Class A Convertible Restricted Voting Shares to the Articles, the text of which is set forth in Appendix “C” to the Arco’s Management Information Circular dated December 29, 2017 (the “Circular”); and

(b)

Arco’s legal counsel or such other business or individual as designated by the Board of Directors is authorized to file a notice of alteration with the British Columbia Corporate Registry to effect such changes, and none of the above changes will take effect until Arco’s notice of articles is altered to reflect the changes.

Notwithstanding approval of the Shareholders of Arco pursuant to this resolution, the Board of Directors of Arco may, in its sole discretion, revoke the ordinary resolution before it is acted upon without further approval of the shareholders of Arco.”

GENERAL MATTERS

Experts

Except as disclosed in this Information Circular, no Insider, Promoter or Control Person of Arco and no Associate or Affiliate of the same, has any interest in the proposed Transaction other than that which arises from their holding of Arco Common Shares.

Agent Relationships

Cannex has appointed a syndicate of Agents led by Beacon as lead agent and sole bookrunner.

Other Material Facts

There are no other material facts about Arco, Cannex, the Resulting Issuer or the proposed Transaction that are not elsewhere disclosed elsewhere in this Information Circular.

Approval of the Board of Directors

The contents of this Information Circular have been approved by the Board of Directors of Arco. Where information contained in this Information Circular rests particularly within the knowledge of a person other than Arco or Cannex, Arco or Cannex, respectively, has relied upon information furnished by such person.

Additional Information

Additional information relating to Arco is available under Arco’s profile on the SEDAR website at www.sedar.com or upon request from Arco. Financial information relating to Arco is provided in its comparative annual financial statements and MD&A for the financial years ended April 30, 2017 and April 30, 2016.

DATED Vancouver, British Columbia, the 18th day of December, 2017.

BY ORDER OF THE BOARD

“D. Barry Lee”

Barry Lee

Director

CERTIFICATE OF ARCO RESOURCES CORP.

The foregoing document constitutes full, true and plain disclosure of all material facts relating to the securities of Arco Resources Corp. assuming completion of the Transaction.

DATED this 29st day of December, 2017.

ARCO RESOURCES CORP

“George Danes”	“Teresa Rzepczyk”
George Danes	Teresa Rzepczyk
Chief Executive Officer and Director	Chief Financial Officer and Director

ON BEHALF OF THE BOARD OF DIRECTORS OF ARCO RESOURCES CORP.

“George Danes”	“Teresa Rzepczyk”
George Danes	Teresa Rzepczyk
Chief Executive Officer and Director	Chief Financial Officer and Director

“D. Barry Lee”
D. Barry Lee
Director

CERTIFICATE OF CANNEX CAPITAL GROUP INC.

The foregoing document as it relates to Cannex Capital Group Inc. constitutes full, true and plain disclosure of all material facts relating to the securities of Cannex Capital Group Inc.

DATED this 29st day of December, 2017.

CANNEX CAPITAL GROUP INC.

“Anthony Dutton”
Anthony Dutton
Chief Executive Officer and Director

ON BEHALF OF THE BOARD OF DIRECTORS OF CANNEX CAPITAL GROUP INC.

“Thomas Peters”	“Gregory Marshall”
Thomas Peters	Gregory Marshall
Director	Director

ACKNOWLEDGMENT – PERSONAL INFORMATION

“Personal Information” means any information about an identifiable individual, and includes information contained in any items in the attached information circular that are analogous to Items 4.2, 11, 13.1, 16, 17.2, 18.2, 19.2, 24, 25, 27, 32.3, 33, 34, 35, 36, 37, 38, 39, 41 and 42 of TSXV Form 3D1/3D2, as applicable.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a)	the disclosure of Personal Information by the undersigned to the TSXV (as defined in Appendix 6B) pursuant to TSXV Form 3D1/3D2; and

(b)	the collection, use and disclosure of Personal Information by the TSXV for the purposes described in Appendix 6B or as otherwise identified by the TSXV, from time to time.

DATED this 29st day of December, 2017.

ARCO RESOURCES CORP.

“D. Barry Lee”
D. Barry Lee
Director

APPENDIX A

ARCO AMALGAMATION CONSENT RESOLUTION

BE IT RESOLVED as a special resolution of the shareholders (the “Shareholders”) of Arco Resources Corp. (“Arco”) that:

1.	Subject to the approval of the TSX Venture Exchange, Arco be and is hereby authorized to amend its authorized capital such that:

	(a)	Arco’s issued and outstanding common shares (each, a “Share”) are consolidated on the basis of one post-consolidation Share for every 6.5537 pre-consolidation Shares (the “Consolidation”),

(b)

in the event that the Consolidation would otherwise result in the issuance of a fractional Share, no fractional Shares shall be issued and any such fractional Share shall be rounded down to the nearest whole number, and

(c)

The board of directors of Arco (the “Board”) be and is hereby authorized, in its sole discretion, to determine whether or not, and when, to implement the Consolidation, without further approval, ratification or confirmation by the Shareholders;

3.

The execution and delivery by Arco of the Amalgamation Agreement dated December 7, 2017 (the “Agreement”) among Arco, Cannex Capital Group Inc. (“Cannex”) and 1141684 B.C. Ltd., a wholly-owned subsidiary of Arco, be and is hereby ratified, confirmed and approved;

4.

The performance by Arco of its obligations under the Agreement, including the acquisition of all of the outstanding securities of Cannex in exchange for the issuance of fully paid and non-assessable post- Consolidation Shares to the shareholders of Cannex, which will result in a Reverse Takeover (as defined in the policies of the TSX Venture Exchange (the “TSXV”)) of Arco be and is hereby authorized and approved;

5.

Subject to the approval of the TSXV, the completion of the transactions contemplated by the Agreement, on such terms and conditions as the Board may determine, in its sole discretion, and all matters related and transactions ancillary thereto in accordance with the terms of the Agreement, be and are hereby authorized and approved;

6.

Notwithstanding the approval of this resolution by the Shareholders, or the approval of the Reverse Takeover by the TSXV, or the approval of the CSE in connection with the CSE Listing, the Board is hereby authorized and empowered, without further notice to, or approval of, the Shareholders to: (a) amend, modify or supplement the Agreement in accordance with its terms, (b) approve and, if necessary, amend, modify or supplement, any further documentation, or take any further action in connection with the Agreement or the transaction contemplated therein, and (c) not proceed with the transactions contemplated by the Agreement or any related transactions; and

8.	Any one director or officer of Arco (in any case, an “Authorized Signatory”) be and is hereby authorized and directed to:

(a)

execute and deliver, for and on behalf of Arco, under the seal of Arco or otherwise, all agreements, directions, certificates, acknowledgements, instructions, receipts, instruments and other documents of any kind whatsoever, with such amendments or variations as he deems necessary, appropriate or expedient in the circumstances, and

	(b)	do or cause to be done all such other acts or things for or on behalf of Arco as may be, in his sole discretion, necessary, appropriate or expedient in the circumstances,

A-1

for the purpose of giving effect to these resolutions and the completion of the transactions and matters contemplated herein, and the execution and delivery by any Authorized Signatory of any agreement, direction, certificate, acknowledgement, instruction, receipt, instrument or other document of any kind whatsoever in the name of or on behalf of Arco in connection with any transaction or matter contemplated by these resolutions shall be binding on Arco and shall be conclusively presumed to be the act of Arco.

2

APPENDIX B

FORM OF CONSENT

(see attached)

B-1

Action by Written Consent of the Shareholders of

ARCO RESOURCES CORP.

THIS CONSENT IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

Pursuant to Section 180 of the Business Corporations Act (British Columbia), the following resolution is approved and adopted as indicated below by the shareholders who have signed this Consent, or a counterpart hereof (this Consent and all counterparts being deemed to constitute a single consent of the shareholders) without a meeting. The resolutions set forth herein shall be effective when unrevoked Consents in favour of such resolutions or counterparts thereof, have been executed, dated and delivered by or on behalf of the shareholders of record on October 9, 2017 (the “Record Date”) by shareholders holding at least two-thirds of the issued and outstanding common shares of Arco Resources Corp. (“Arco”) as of the Record Date (or 6,258,216 shares). This Consent expires on January 30, 2018 at 11:59 p.m. (Vancouver time) (the “Expiration Date”).

The undersigned hereby confirms their direction with respect to the following resolutions (collectively, the “Consent Resolutions”):

1.	Arco Amalgamation Consent Resolution

	[] FOR	[] AGAINST	[] ABSTAIN

2.	Arco Auditors Resolution

	[] FOR	[] AGAINST	[] ABSTAIN

3.	Arco Director Resolutions

	[] FOR	[] AGAINST	[] ABSTAIN

4.	Arco Option Plan Resolution

	[] FOR	[] AGAINST	[] ABSTAIN

5.	Arco Articles Resolution

	[]FOR	[] AGAINST	[] ABSTAIN

The Consent Resolutions are described in further detail in the accompanying Management Information Circular of Arco dated December 29, 2017, all of which is incorporated herein by reference.

C-2

PLEASE SIGN, DATE AND RETURN THIS CONSENT PRIOR TO THE EXPIRY DATE TO:

ARCO RESOURCES CORP.
283 – 1755 Robson Street
Vancouver, British Columbia V6G 3B7

Attention: D. Barry Lee

The common shares of Arco represented by this Consent, when properly executed, will be counted in the manner directed herein by the shareholder. IF NO DIRECTION IS GIVEN, THIS CONSENT WILL BE DEEMED TO CONSTITUTE CONSENT FOR THE APPROVAL OF THE CONSENT RESOLUTIONS.

Date:

Signature(s):

Print Name(s):

Title (if applicable):

# of shares held:

C-3

APPENDIX C

SPECIAL RIGHTS AND RESTRICTIONS (CONDITIONS) ATTACHED TO THE
COMMON SHARES AND CLASS A CONVERTIBLE RESTRICTED VOTING SHARES

In these Share Conditions, the following terms shall have the following meanings unless the context otherwise requires:

General Definitions

“1933 Act” means the United States Securities Act of 1933, as amended from time to time.

“1934 Act” means the United States Securities Exchange Act of 1934, as amended from time to time.

“Act” means the Business Corporations Act (British Columbia), as amended and the regulations thereunder and, unless otherwise specified, means such act and regulations as the same may hereafter be amended or restated from time to time and any successor legislation of comparable effect.

“Articles” means the articles, as that term is defined in the Act, of Arco.

“Board’ means the board of directors of Arco from time to time.

“Business Day” means a day on which securities may be traded on the Canadian Securities Exchange or any other stock exchange on which the Common Shares are then listed.

“Change of Control” means an occurrence when a majority of the directors elected at any annual or extraordinary meeting of the shareholders of Arco are not individuals nominated by Arco’s then-incumbent Board.

“Common Shares” means the common shares in the capital of Arco.

"Conversion Notice" means a written notice to the transfer agent of the Restricted Voting Shares, in form and substance satisfactory to Arco and the transfer agent, executed by a person registered in the records of Arco or the transfer agent, as the case may be, as a holder of the Restricted Voting Shares, or by his or her attorney duly authorized in writing and specifying the number of Restricted Voting Shares which the holder thereof desires to have converted into Common Shares, and accompanied by: (a) if share certificates were issued to such holder, the share certificate or certificates representing the Restricted Voting Shares which such holder desires to convert: (b) a letter of transmittal, direction, transfer, power of attorney and/or such other documentation as is specified by Arco or the transfer agent for the Restricted Voting Shares, acting reasonably, as being required to give full effect to the conversion duly completed and executed by the person registered in the records of Arco or the transfer agent, as the case may be, as the holder of the Restricted Voting Shares to be converted or by his or her attorney duly authorized in writing; and (c) a duly completed and executed Residency Declaration or an opinion or memorandum of counsel (which may be Arco's counsel), in form and substance satisfactory to Arco and the transfer agent, to the effect that the conversion of such Restricted Voting Shares into Common Shares would not cause Arco to become a Domestic Issuer.

"Domestic Issuer" has the meaning ascribed thereto in Rule 902(e) of Regulation S under the 1933 Act.

"Exclusionary Offer" means an offer to purchase Restricted Voting Shares which must be made, by reason of applicable securities legislation or by the rules or policies of a stock exchange on which any shares of Arco are listed, to all or substantially all of the holders of Restricted Voting Shares.

"Foreign Issuer" has the meaning ascribed thereto in Rule 902(e) of Regulation S under the 1933 Act.

"Fundamental Transaction" means a reorganization, recapitalization, reclassification, merger or amalgamation or any similar transaction involving Arco.

D-1

"Liquidation Event" means a distribution of assets of Arco to its shareholders arising on the winding-up, liquidation or dissolution of Arco, whether voluntary or involuntary, or any other distribution of its assets for the purpose of winding up its affairs or otherwise.

"Offer" means an offer to purchase Common Shares which must be made, by reason of applicable securities legislation or by the rules or policies of a stock exchange on which any shares of Arco are listed, to all or substantially all of the holders of Common Shares any of whom are in or whose last address as shown on the books of Arco is in a province or territory of Canada to which the relevant requirement applies.

"Offer Date" means the date on which the Offer is made.

"Residency Declaration" means (i) a declaration by a person attesting that such person is not a resident of the United States and (ii) any indemnity required by Arco or the transfer agent in respect of such declaration in favour of Arco from the person providing the declaration, in each case in form approved by Arco from time to time.

"Restricted Period" means any time at which the Board reasonably believes that Arco is not a Domestic Issuer and would become a Domestic Issuer as a result of the issuance of Common Shares pursuant to Section 2.8 hereof.

"Restricted Voting Shares" means the Class A convertible restricted voting shares in the capital of Arco.

"United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

"U.S. Holder Event" means any time at which Arco is subject to the reporting requirements under Section 13(a) of the 1934 Act.

1.	COMMON SHARES

The Common Shares shall have attached thereto the rights, privileges. restrictions set forth in this Article 1.

1.1	Voting

Each Common Share entitles the holder to receive notice of and to attend any meeting of shareholders and to exercise one vote for each Common Share held at all meetings of shareholders of Arco, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series. Except as provided otherwise herein or as required by law, holders of Common Shares and Restricted Voting Shares shall vote as one class at all meetings of shareholders of Arco.

1.2	Dividends

Subject to the Act, and subject to the rights of the shares of any other class ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of Common Shares shall be entitled to receive dividends, and Arco shall pay dividends thereon, as and when declared by the Board out of moneys properly applicable to the payment of dividends, pari passu with the holders of the Restricted Voting Shares on a per share basis, in such amount and in such form as the Board may from time to time determine; provided however that no dividend on the Common Shares shall be declared unless contemporaneously therewith the Board shall declare a dividend, payable at the same time as such dividend on the Common Shares, on each Restricted Voting Share. All dividends declared on the Common Shares and on the Restricted Voting Shares shall be declared and paid in equal amounts per share on all Common Shares and Restricted Voting Shares at the time outstanding on the applicable record data for such dividend. For purposes hereof, the payment of dividends by way of a stock dividend in Common Shares on the Common Shares and in Restricted Voting Shares on the Restricted Voting Shares in the same number per share shall be considered to be a pari passu payment of dividends.

1.3	Liquidation Event

Subject to the rights of the shares of any other class ranking senior to the Common Shares with respect to priority upon a Liquidation Event, in the event of a Liquidation Event, the holders of Common Shares and the holders of Restricted Voting Shares shall participate rateably in equal amounts per share, without preference or distinction, in the remaining assets of Arco.

1.4	Changes to Common Shares

The Common Shares shall not be subdivided, consolidated, reclassified or otherwise changed unless, contemporaneously therewith, the Restricted Voting Shares are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner as the Common Shares.

2.	RESTRICTED VOTING SHARES

The Restricted Voting Shares shall have attached thereto the rights, privileges, restrictions and conditions set forth in this Article 2.

2.1	Voting

Subject to Section 2.2, each Restricted Voting Share entitles the holder to receive notice of and to attend any meeting of shareholders of Arco and to exercise one vote for each Restricted Voting Share held at all meetings of shareholders of Arco, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series. Except as provided otherwise herein or as required by law, holders of Common Shares and Restricted Voting Shares shall vote as one class at all meetings of shareholders of Arco.

2.2	Limitation on Voting Rights

The Restricted Voting Shares carry no entitlement for the holder thereof to vote for the election of directors of Arco.

2.3	Dividends

Subject to the Act, and subject to the rights of the shares of any other class ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of Restricted Voting Shares shall be entitled to receive dividends, and Arco shall pay dividends thereon, as and when declared by the Board out of moneys properly applicable to the payment of dividends, pari passu with the holders of the Common Shares on a per share basis, in such amount and in such form as the Board may from time to time determine; provided however that no dividend on the Restricted Voting Shares shall be declared unless contemporaneously therewith the Board shall declare a dividend, payable at the same time as such dividend on the Restricted Voting Shares, on each Common Share. All dividends declared on the Common Shares and on the Restricted Voting Shares shall be declared and paid in equal amounts per share on all Common Shares and Restricted Voting Shares at the time outstanding on the applicable record date for such dividend. For purposes hereof, the payment of dividends by way of a stock dividend in Common Shares on the Common Shares and in Restricted Voting Shares on the Restricted Voting Shares in the same number per share shall be considered to be a pari passu payment of dividends.

2.4	Liquidation Event

Subject to the rights of the shares of any other class ranking senior to the Restricted Voting Shares with respect to priority upon a Liquidation Event, in the event of a Liquidation Event, the holders of Restricted Voting Shares and the holders of Common Shares shall participate rateably in equal amounts per share, without preference or distinction, in the remaining assets of Arco.

2.5	Restrictions on Transfer

No Restricted Voting Share shall be transferred by any holder thereof pursuant to an Exclusionary Offer unless, concurrently with the Exclusionary Offer, an offer to acquire Common Shares is made that is identical to the Exclusionary Offer in terms of price per share, percentage of outstanding shares to be taken up (exclusive of shares owned immediately before the Exclusionary Offer by the offeror) and in all other material respects.

2.6	Conversion at the Option of the Holder

Each Restricted Voting Share may be converted into one Common Share, without payment of additional consideration, at the option of the holder thereof as follows:

	(a)	with the consent of the Board and in accordance with the procedures set forth in Section 2.7;

	(b)	at any time that is not a Restricted Period and in accordance with the procedures set forth in Section 2.7;

(c)

if the Board determines that Arco has ceased to be a Foreign Issuer, Arco shall notify the holders of Restricted Voting Shares in respect of such determination and, thereafter, each Restricted Voting Share may be so converted at any time and from time to time in accordance with the procedures set forth in Section 2.7; or

(d)

if there is an Offer, Arco shall notify the holders of the Restricted Voting Shares and commencing on the Offer Date until completion or termination of such Offer, each Restricted Voting Share shall be so convertible in accordance with the procedures set forth in Section 2.7.

2.7	Conversion Procedure

A holder of Restricted Voting Shares may convert all or any number of Restricted Voting Shares held by such holder into Common Shares in accordance with Section 2.6 upon delivery by the holder of such Restricted Voting Shares of a duly completed and executed Conversion Notice and upon receipt by the transfer agent of Arco of such notice and upon compliance with any requirements the transfer agent or Arco may reasonably request, Arco shall issue or cause to be issued the relevant number of fully paid Common Shares. The effective time of conversion shall be the close of business on the date of receipt of a valid Conversion Notice by the transfer agent of Arco and the Common Shares issuable upon conversion of such Restricted Voting Shares shall be deemed to be issued and outstanding of record as of such time.

2.8	Conversion at the Option of Arco

Each Restricted Voting Share may be converted into one Common Share, at any time and from time to time, at the option of Arco by delivery to a holder of the Restricted Voting Share of a notice indicating same and the holder of Restricted Voting Shares shall only have the right to receive the relevant number of Common Shares resulting from such conversion and any accrued and unpaid dividends on the Restricted Voting Shares so converted upon compliance with the terms of the notice. The effective time of conversion shall be the close of business on the date specified in the notice of Arco and the Common Shares issuable upon conversion of such Restricted Voting Shares shall be deemed to be issued and outstanding of record as of such time and the applicable Restricted Voting Shares shall be cancelled at that time.

2.9	Withdrawal of Conversion Notice

Despite any other provision hereof, a holder of a Restricted Voting Share that has duly presented a Conversion Notice may, at any time before such Restricted Voting Shares are converted and Common Shares are issued, by irrevocable written notice to Arco, advise Arco that the holder no longer desires that such Restricted Voting Shares be converted into Common Shares and, upon receipt of such written notice, Arco shall return to the holder the certificate(s) representing such Restricted Voting Shares, if any, and thereupon Arco shall cease to have any obligation to convert such Restricted Voting Shares hereunder unless such Restricted Voting Shares are again tendered for conversion by the holder in accordance with the provisions hereof.

2.10	Automatic Conversion on Change of Control

In the event of a Change of Control, all then outstanding Restricted Voting Shares shall automatically convert, Without further action on the part of Arco or the holder of such shares, into Common Shares on a one-for-one basis effective on the date of the Change of Control.

2.11	Fractional Common Shares

Arco shall not issue fractional Common Shares in satisfaction of the conversion rights herein provided for. Where the exercise of conversion rights pursuant to this Article 2 would otherwise result in fractional Common Shares being issued, the number of Common Shares to be issued by Arco shall be rounded down to the nearest whole number of Common Shares. A determination of whether or not any fractional share would be issuable upon a conversion of Restricted Voting Shares shall be made on the basis of the total number of Restricted Voting Shares the holder is at the time converting into Common Shares and the appropriate number of Common Shares issuable upon conversion.

2.12	Dividend Entitlement

A holder of Restricted Voting Shares on the record date for the determination of holders of Restricted Voting Shares entitled to receive a dividend declared payable on the Restricted Voting Shares will be entitled to such dividend notwithstanding that such share is converted after such record date and before the payment date of such dividend, and the holders of any Common Shares resulting from any conversion shall be entitled to rank equally with the holders of all other Common Shares in respect of all dividends declared payable to holders of Common Shares of record on any date on or after the date of conversion.

2.13	Adjustments

(a)

If there shall occur any Fundamental Transaction involving Arco in which the Common Shares (but not the Restricted Voting Shares) are converted into or exchanged for securities, cash or other property (other than a transaction otherwise covered by this Section 2.13) then, following such Fundamental Transaction each Restricted Voting Share shall thereafter be convertible, in lieu of the Common Share into which it was convertible before such event, into the kind and amount of securities, cash or other property which a holder of the number of Common Shares issuable upon conversion of one Restricted Voting Share immediately before such Fundamental Transaction would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined by the Board) shall be made in the application of the provisions of this subsection 2.13(a) with respect to the rights and interests thereafter of the holders of the Restricted Voting Shares, to the end that the provisions set forth in this subsection 2.13(a) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Restricted Voting Shares.

(b)

The Restricted Voting Shares shall not be subdivided, consolidated, reclassified or otherwise changed unless, contemporaneously therewith, the Common Shares are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner as the Restricted Voting Shares.

3.	MISCELLANEOUS

3.1	Miscellaneous

Subject to the Act, the Board may establish, amend or repeal any procedures required to administer provisions set out in these Articles and to require any affidavit, declaration or other statement in connection with an issuance of Common Shares pursuant to a conversion permitted by Article 2.

APPENDIX D

MANAGEMENT DISCUSSION AND ANALYSIS OF ARCO

(see attached)

D-1

ARCO RESOURCES CORP.
Management’s Discussion and Analysis
Year ended April 30 2017

The Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the Arco Resources Corp. (the “Company”) financial statements. The information provided herein should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended April 30, 2017. All amounts are stated in Canadian dollars unless otherwise indicated. The effective date of this report is August 24, 2017.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements. See the “Forward-Looking Statements” section of the report.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The board of directors meets with management on a quarterly basis to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com.

DESCRIPTION OF BUSINESS AND OVERVIEW

Arco Resources Corp. is a Canadian public company listed for trading on the NEX board of the TSX Venture Exchange (“TSXV”) with the symbol “ARR.H”. The Company is in the business of the exploration and development of mineral properties in North America (see Exploration and Evaluation Assets below).

The Company suspended its exploration and development plans for its properties in 2014 due to a lack of available funding as challenges in the capital markets for junior exploration companies were prevalent. During the year ended April 30, 2017, the Company allowed the claim to lapse on its final remaining exploration property.

Corporate Developments

−

In June 2015, the Company completed shares-for-debt transactions with various creditors of the Company to settle a total of $315,980 in payables by the issuance of 2,018,600 common shares of the Company at a deemed price of $0.05 per share for a total settlement amount of $100,930.

−

In February 2016, the Company completed shares-for-debt transactions with various creditors of the Company to settle a total of $243,090 in payables. The Company issued units in its capital stock at a deemed price of $0.05 per unit, issuing 4,861,800 common shares and 4,292,800 common share purchase warrants. Each warrant issued is exercisable to purchase one additional common share of the Company at a price of $0.075 for a period of 18 months.

−

Subsequent to the year ended April 30, 2017, on May 5, 2017 the Company was de -listed from Tier 2 of the TSXV and moved to the NEX board of the TSXV, where its common shares currently trade. The NEX is a trading platform on the TSXV for companies that have failed to maintain compliance with financial listing standards of the TSXV or the Toronto Stock Exchange.

Exploration and Evaluation Assets

The Company currently has no exploration or evaluation assets, as its claims on the Taviche property, a 1,052-hectare property located in the State of Oaxaca, Mexico, have lapsed. The Company had suspended exploration activity on the Taviche property in 2014 while attempting to arrange financing or coordinate a joint venture to further its exploration and development.

During the year ended April 30, 2015, the Company completed the sale of its wholly-owned Mexican subsidiary Arco Exploraciones, S.A. de C.V. (“Arco Mexico”) and the associated tax losses for total consideration of $175,000, receiving $145,000 at closing of the transaction with the balance of $30,000 to be adjusted and paid at a later date. On August 7, 2015, the Company settled the outstanding balance of $30,000 for the adjusted sum of $22,700, recognizing a loss of $7,300. As a result of the sale, the Company recorded a gain on sale of subsidiary of $170,874.

ARCO RESOURCES CORP.
Management’s Discussion and Analysis
Year ended April 30 2017

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations. For more detailed information, refer to the Financial Statements.

	Year ended	Year ended	Year ended
	April 30, 2017	April 30, 2016	April 30, 2015
Total revenues	$-	$-	$-
Income (loss) for the year from continuing operations	(214,194)	47,551	(168,732)
Basic and diluted loss per share	(0.02)	.01	(0.07)
Total assets	13,042	10,432	28,625
Total liabilities	551,405	334,601	744,365

Selected Quarterly Information

Selected financial indicators for the eight most recent quarterly periods are shown in the following table.

		Income (loss) for	Basic and diluted income		Basic and diluted
		the period from	(loss) per share from	Income (loss)	income (loss)
	Revenue	continuing operations	continuing operations	for the period	per share

Quarter Ended	$	$	$/share	$	$/share
July 31, 2015	-	264,985	0.07	264,985	0.07
October 31, 2015	-	(39,597)	(0.01)	(39,597)	(0.01)
January 31, 2016	-	(40,469)	(0.01)	(40,469)	(0.01)
April 30, 2016	-	(137,368)	(0.03)	(137,368)	(0.03)
July 31, 2016	-	(27,842)	(0.00)	(27,842)	(0.00)
October 31, 2016	-	(33,363)	(0.00)	(33,363)	(0.00)
January 31, 2017	-	(74,181)	(0.01)	(74,181)	(0.01)
April 30, 2017	-	(78,808)	(0.01)	(78,808)	(0.01)

Fluctuations in the Company’s expenditures reflect variations in the timing of exploration activities and general operations, and the ability of the Company to raise capital for its projects, including share-based payments during certain quarters.

Results of Operations

Overall, the Company recorded a loss of $214,194 ($0.02 per common share) for the year ended April 30, 2017 as compared to income of $47,551 ($0.01 per common share) for the year ended April 30, 2016.

Operating Expenses:

The operating expenses for the year ended April 30, 2017 were $211,428 as compared to operating expenses of $161,509 for the year ended April 30, 2016. The increase was primarily due to an increase in management fees of $58,500 (2016 - $27,000). Other expenses that increased during the year were office and administrative costs of $17,324 (2016 – $10,830) and consulting fees of $52,500 (2016 - $46,000). Most expenses remained consistent with the prior year due to continued reduced corporate activity.

Other Income and Expenses:

The significant other income and expenses were:

−	Debt settlement of $5,352 (2016 - $215,194)

−	Interest expense and financing fees on loans payable of $4,373 (2016 - $7,404)

−	Foreign exchange loss of $3,745 (2016 gain – $1,270) related to the Canadian dollar USD exchange rate

2

ARCO RESOURCES CORP.
Management’s Discussion and Analysis
Year ended April 30, 2017

Fourth Quarter

During the fourth quarter ending April 30, 2017, the operating expenses were $74,832 compared to $49,693 for the same period in 2016. The increase in operating expenses was primarily due to professional fees of $21,297 (2016 - $9,300), consulting fees of $15,000 (2016 - $9,000), management fees of $15,000 (2016 - $6,750). The net loss for the quarter increased due to reversal of debt settlement of $nil in the period compared to $96,638 for the same period in 2016.

Liquidity and Capital Resources

At April 30, 2017, the Company had a working capital deficiency of $538,363, as compared to a working capital deficiency of $324,169 at April 30, 2016. The Company has very limited cash resources and current market conditions are poor for raising capital through the issuance of common shares. Other factors affecting near-term liquidity are:

−	At April 30, 2017, the Company’s officers and companies controlled by them were owed $216,647 (April 30, 2016 - $18,575).

−

On May 8, 2014 the Company obtained a loan for $25,000 from a Director of the Company, to fund a deposit on the acquisition of an aquaculture company. The Company agreed to pay the lender a bonus of $3,750 for providing the loan and interest at 15.8% per annum. During the year ended April 30, 2017, the Company accrued interest of $nil (2016: $3,031). On February 19, 2016, $35,000 of the loan and interest payable was settled by the issuance of shares. As at April 30, 2017, accrued interest in the amount of $644 (2016 - $644) was payable. This loan is payable on demand.

−

On September 9, 2014, the Company obtained a loan for $29,154 from a Director of the Company, to fund operating expenses. The Company agreed to pay the lender a bonus of $4,373 for providing the loan. The loan bears interest at 15% per annum. During the year ended April 30, 2017, the Company accrued interest of $4,373 (2016: $4,373). As at April 30, 2017, accrued interest in the amount of $11,538 (2016 - $7,165) was payable. This loan is payable on demand.

Related Party Transactions

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and directors.

The aggregate value of transactions relating to key management personnel were as follows:

	Year ended
	April 30,	April 30,
	2017	2016
Management fees paid or accrued by the former CEO	$45,000	$-
Consulting fees paid or accrued to a company controlled by a director of the Company	52,500	-
Management fees paid or accrued to a company controlled by the CFO	13,500	27,000
Rent paid or accrued to a director of the Company	18,000	-
Forgiveness of accounts payable	-	(120,740)
	$129,000	$(93,740)

The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

At April 30, 2017, $216,647 (2016 - $18,575) is due to officers and companies controlled by either an officer or director of the Company. The amounts are unsecured, non-interest bearing, and have no stated terms of repayment.

During the year ended April 30, 2016, the Company settled balances due to related parties totaling $166,490 by issuing 915,000 common shares at price of $0.05 per share with a total fair value of $45,750 and the Company recorded a related debt forgiveness in the amount of $120,740.

3

ARCO RESOURCES CORP.
Management’s Discussion and Analysis
Year ended April 30, 2017

Financial Instruments

Further details about financial instruments and risk management are provided in the Company’s audited 2017 financial statements.

Risks and Uncertainties

The more significant risks and uncertainties not discussed elsewhere in this MD&A include:

Financing Risk

The Company has substantially exhausted its cash reserves and will need to raise funds to finance its operations and exploration activities if a material amount of outstanding warrants or options are not exercised prior to that time. There is no certainty that the Company will be able to raise money on acceptable terms or at all.

Exploration Risk

Exploration for mineral resources involves a high degree of risk. The cost of conducting exploration programs may be substantial and the likelihood of success is difficult to assess. Few explored properties are ultimately developed into producing mines. The Company attempts to mitigate its exploration risk by maintaining a diversified portfolio that includes several different exploration prospects in a number of favorable geologic environments.

Metal Price Risk

Even if the Company’s exploration programs are successful in locating economic deposits of minerals or precious metals, factors beyond the Company’s control may affect the value and marketability of such deposits. Natural resource prices have wide historic fluctuations due to many factors, including inflation, currency fluctuations, interest rates, consumption trends and local and worldwide financial market conditions. The prices of such natural resources greatly affect the value of the Company and the potential value of its properties. This, in turn, greatly affects its ability to form joint ventures and the structure of any joint ventures formed.

Environmental Risk

The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company’s operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenditures.

Shares and Share-based Units

The Company has the following common shares, stock options, and share purchase warrants outstanding:

Common shares

As at April 30, 2017 and August 24, 2017 (date of report) the issued and outstanding share capital is comprised of 9,387,323 common shares.

Stock Options

At April 30, 2017 and August 24, 2017 (date of report), there were nil stock options outstanding and exercisable.

Warrants

At April 30, 2017 and August 24, 2017 (date of report) there were nil share purchase warrants outstanding.

Off-Balance Sheet Arrangements

As at April 30, 2017 the Company does not have any off-balance sheet arrangements.

4

ARCO RESOURCES CORP.
Management’s Discussion and Analysis
Year ended April 30, 2017

Future accounting policy changes

The following new standard was adopted during the year ended April 30, 2017:

i)

IAS 1 – Presentation of Financial Statements: In December 2014, the IASB issued an amendment to address perceived impediments to preparers exercising their judgment in presenting their financial reports. The changes clarify that materiality considerations apply to all parts of the financial statements and the aggregation and disaggregation of line items within the financial statements.

Certain other pronouncements were adopted by the Company on May 1, 2016, none of which had a significant impact on the Company’s consolidated financial statements.

The following new standards, and amendments to standards and interpretations, are not yet effective for the current period and have not been applied in preparing these financial statements. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below

ii)	IFRS 9: New standard that replaced IAS 39 for classification and measurement, tentatively effective for annual periods beginning on or after January 1, 2018.

iii)

Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement. This standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of this standard.

iv)

IFRS 16: A new standard that sets out the principles for recognition, measurement, presentation, and disclosure of leases including guidance for both parties to a contract, the lessee and the lessor. The new standard eliminates the classification of leases as either operating or finance leases as is required by IAS 17 and instead introduces a single lease accounting model. The impact of IFRS 16 on the Company’s financial instruments has not yet been determined.

Critical accounting estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical accounting estimates and judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements are discussed below:

Judgments

EXPLORATION AND EVALUATION EXPENDITURES

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in the profit or loss in the period the new information becomes available.

TITLE TO MINERAL PROPERTY INTERESTS

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Going concern

The assumption is that the Company is a going concern and will continue in operation for the foreseeable future and at least one year.

5

ARCO RESOURCES CORP.
Management’s Discussion and Analysis
Year ended April 30, 2017

Estimates

EXPLORATION AND EVALUATION EXPENDITURES

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in the profit or loss in the period the new information becomes available.

SHARE-BASED PAYMENT TRANSACTIONS

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions.

Capital commitments

The Company has no commitments for equipment expenditures for 2017. The Company has forecasted that any property and equipment expenditures based on future needs will be funded from working capital and/or from operating or capital leases.

Outlook

At the date of this MD&A, the Company has limited cash resources. It will be necessary to complete an equity financing to maintain it properties and fund any further exploration.

Proposed Transactions

The Company is continuously evaluating new opportunities, and while various negotiations may be ongoing at any given time, these may or may not be successful. The Company considers opportunities where exceptional value to the shareholders is evident. Should the Company be successful in advancing a property to National Instrument 43-101 resource stage, the project would likely have a significant impact on its operating requirements.

Risks and uncertainties

The Company’s principal activity is mineral exploration and development. Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, fluctuating metal prices, social, political, financial and economics. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practicable.

The risks and uncertainties are considered by management to be the most important in the context of the Company’s business. The risks and uncertainties are not limited to but include risks associated with our dependence on the current portfolio of projects are: geological exploration and development; changes in law; continued negative operating cash flow and the availability of additional funding as and when required; infrastructure; inflation; governmental regulation; environmental; hazards, insurance; uninsured risks; competition; currency fluctuations; labour and employment; joint ventures; contract repudiation; dependence on key management personnel and executives; and litigation risks.

Forward-Looking Statements

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

6

ARCO RESOURCES CORP.
Management’s Discussion and Analysis
Year ended April 30, 2017

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates.

The Company’s management periodically reviews information reflected in forward-looking statements. The Company has and continues to disclose in its MD&A and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the above discussions and analysis may not necessarily indicate future results from operations.

Other information

Additional information relating to the Company can be found on the Company’s website at www.arcoresources.com or on SEDAR at www.sedar.com.

7

ARCO RESOURCES CORP. Management’s Discussion and Analysis Three months ended July 31, 2017

The Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the Arco Resources Corp. (the “Company”) financial statements. The information provided herein should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and notes for the three months ended July 31, 2017 and its audited consolidated financial statements and notes for the year ended April 30, 2017. All amounts are stated in Canadian dollars unless otherwise indicated. The effective date of this report is September 28, 2017.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements. See the “Forward-Looking Statements” section of the report.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The board of directors meets with management on a quarterly basis to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com.

DESCRIPTION OF BUSINESS AND OVERVIEW

Arco Resources Corp. is a Canadian public company listed for trading on the NEX board of the TSX Venture Exchange (“TSXV”) with the symbol “ARR.H”. The Company is in the business of the exploration and development of mineral properties in North America (see Exploration and Evaluation Assets below).

The Company suspended its exploration and development plans for its properties in 2014 due to a lack of available funding for junior exploration companies. During the year ended April 30, 2017, the Company allowed the claim to lapse on its final remaining exploration property (see Exploration and Evaluation Assets below).

Corporate Developments

−

In February 2016, the Company completed shares-for-debt transactions with various creditors of the Company to settle a total of $243,090 in payables, including $35,000 in outstanding loans. The Company issued units in its capital stock at a deemed price of $0.05 per unit, issuing 4,861,800 common shares and 4,292,800 common share purchase warrants. Each warrant issued is exercisable to purchase one additional common share of the Company at a price of $0.075 for a period of 18 months.

−

During the three-month period ended July 31, 2017, on May 5, 2017 the Company was de-listed from Tier 2 of the TSXV and moved to the NEX board of the TSXV, where its common shares currently trade. The NEX is a trading platform on the TSXV for companies that have failed to maintain compliance with financial listing standards of the TSXV or the Toronto Stock Exchange.

Exploration and Evaluation Assets

The Company currently has no exploration or evaluation assets, as its claims on the Taviche property, a 1,052-hectare property located in the State of Oaxaca, Mexico, have lapsed. The Company had suspended exploration activity on the Taviche property in 2014 while attempting to arrange financing or coordinate a joint venture to further its exploration and development.

ARCO RESOURCES CORP.
Management’s Discussion and Analysis
Three months ended July 31, 2017

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations. For more detailed information, refer to the Financial Statements.

	Year ended	Year ended	Year ended
	April 30, 2017	April 30, 2016	April 30, 2015
Total revenues	$-	$-	$-
Income (loss) for the year from continuing operations	(214,194)	47,551	(168,732)
Basic and diluted loss per share	(0.02)	.01	(0.07)
Total assets	13,042	10,432	28,625
Total liabilities	551,405	334,601	744,365

Selected Quarterly Information

Selected financial indicators for the eight most recent quarterly periods are shown in the following table.

		Income (loss) for	Basic and diluted income		Basic and diluted
		the period from	(loss) per share from	Income (loss)	income (loss)
	Revenue	continuing operations	continuing operations	for the period	per share

Quarter Ended	$	$	$/share	$	$/share
July 31, 2015	-	264,985	0.07	264,985	0.07
October 31, 2015	-	(39,597)	(0.01)	(39,597)	(0.01)
January 31, 2016	-	(40,469)	(0.01)	(40,469)	(0.01)
April 30, 2016	-	(137,368)	(0.03)	(137,368)	(0.03)
July 31, 2016	-	(27,842)	(0.00)	(27,842)	(0.00)
October 31, 2016	-	(33,363)	(0.00)	(33,363)	(0.00)
January 31, 2017	-	(74,181)	(0.01)	(74,181)	(0.01)
April 30, 2017	-	(78,808)	(0.01)	(78,808)	(0.01)
July 31, 2017	-	(17,951)	(0.00)	(17,951)	(0.00)

Fluctuations in the Company’s expenditures reflect variations in the timing of exploration activities and general operations, and the ability of the Company to raise capital for its projects, including share-based payments during certain quarters.

Results of Operations

Overall, the Company recorded a loss of $17,951 ($nil per common share) for the three months ended July 31, 2017 as compared to a loss of $27,842 ($nil per common share) for the three months ended July 31, 2016.

Operating Expenses:

The operating expenses for the three months ended July 31, 2017 were $23,265 as compared to operating expenses of $31,420 for the three months ended July 31, 2016. The decrease was primarily due to a decrease in management fees of $nil (2016 - $7,500) and rent of $4,500 (2016 - $9,000).

Expenses that increased during the year were office and administrative costs of $4,210 (2016 – $1,674) and transfer agent and filing fees of $3,602 (2016 - $1,084). Most expenses remained consistent with the prior year due to continued reduced corporate activity.

Other Income and Expenses:

The significant other income and expenses were:

−	Interest expense and financing fees on loans payable of $1,102 (2016 - $1,102)

−	Foreign exchange gain of $6,416 (2016 – $4,680) related to the Canadian Dollar-US Dollar exchange rate

2

ARCO RESOURCES CORP.
Management’s Discussion and Analysis
Three months ended July 31, 2017

Liquidity and Capital Resources

At July 31, 2017, the Company had a working capital deficiency of $556,313, including cash of $62, as compared to a working capital deficiency of $538,363 at July 31, 2017. The Company has very limited cash resources and current market conditions are poor for raising capital through the issuance of common shares. Other factors affecting near-term liquidity are:

−	At July 31, 2017, the Company’s officers and companies controlled by them were owed $189,925 (July 31, 2016 - $216,647).

−

On September 9, 2014, the Company obtained a loan for $29,154 from a Director of the Company to fund operating expenses. The Company agreed to pay the lender a bonus of $4,373 for providing the loan. The loan bears interest at 15% per annum. During the year ended April 30, 2017, the Company accrued interest of $4,373 (2016: $4,373). As at July 31, 2017, accrued interest in the amount of $12,640 (April 30, 2017 - $11,538) was payable. This loan is payable on demand.

Related Party Transactions

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and directors.

The aggregate value of transactions relating to key management personnel were as follows:

	Three months	Three months
	ended	ended
	July 31,	July 31,
	2017	2016
Management fees accrued to a company controlled by the CFO	$-	$7,500
Consulting fees accrued to a company controlled by a director of the Company	7,500	7,500
Rent accrued to a director of the Company	4,500	-
	$12,000	$15,000

The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

At July 31, 2017, $189,925 (April 30, 2017 - $216,647) is due to officers and directors or to companies controlled by either an officer or director of the Company. The amounts are unsecured, non-interest bearing, and have no stated terms of repayment.

During the year ended April 30, 2016, the Company settled balances due to related parties totaling $166,490 by issuing 915,000 common shares at price of $0.05 per share with a total fair value of $45,750 and the Company recorded a related debt forgiveness in the amount of $120,740.

Shares and Share-based Units

The Company has the following common shares, stock options, and share purchase warrants outstanding:

Common shares

As at July 31, 2017 and September 28, 2017 (date of report), there are 9,387,323 common shares issued and outstanding.

Stock Options

At July 31, 2017 and September 28, 2017 (date of report), there are nil stock options outstanding and exercisable.

Warrants

At July 31, 2017 and September 28, 2017 (date of report) there are nil share purchase warrants outstanding.

Off-Balance Sheet Arrangements

As at July 31, 2017 the Company does not have any off-balance sheet arrangements.

3

ARCO RESOURCES CORP.
Management’s Discussion and Analysis
Three months ended July 31, 2017

Financial Instruments

Further details about financial instruments and risk management are provided in the Company’s audited 2017 financial statements.

Risks and Uncertainties

The more significant risks and uncertainties not discussed elsewhere in this MD&A include:

Financing Risk

The Company has substantially exhausted its cash reserves and will need to raise funds to finance its operations and exploration activities if a material amount of outstanding warrants or options are not exercised prior to that time. There is no certainty that the Company will be able to raise money on acceptable terms or at all.

Exploration Risk

Exploration for mineral resources involves a high degree of risk. The cost of conducting exploration programs may be substantial and the likelihood of success is difficult to assess. Few explored properties are ultimately developed into producing mines. The Company attempts to mitigate its exploration risk by maintaining a diversified portfolio that includes several different exploration prospects in a number of favorable geologic environments.

Metal Price Risk

Even if the Company’s exploration programs are successful in locating economic deposits of minerals or precious metals, factors beyond the Company’s control may affect the value and marketability of such deposits. Natural resource prices have wide historic fluctuations due to many factors, including inflation, currency fluctuations, interest rates, consumption trends and local and worldwide financial market conditions. The prices of such natural resources greatly affect the value of the Company and the potential value of its properties. This, in turn, greatly affects its ability to form joint ventures and the structure of any joint ventures formed.

Environmental Risk

The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company’s operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenditures.

Future accounting policy changes

The following new standards, and amendments to standards and interpretations, are not yet effective for the current period and have not been applied in preparing these financial statements. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below

i)	IFRS 9: New standard that replaced IAS 39 for classification and measurement, tentatively effective for annual periods beginning on or after January 1, 2018.

ii)

Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement. This standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of this standard.

iii)

IFRS 16: A new standard that sets out the principles for recognition, measurement, presentation, and disclosure of leases including guidance for both parties to a contract, the lessee and the lessor. The new standard eliminates the classification of leases as either operating or finance leases as is required by IAS 17 and instead introduces a single lease accounting model. The impact of IFRS 16 on the Company’s financial instruments has not yet been determined.

4

ARCO RESOURCES CORP.
Management’s Discussion and Analysis
Three months ended July 31, 2017

Critical accounting estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical accounting estimates and judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements are discussed below:

Judgments

EXPLORATION AND EVALUATION EXPENDITURES

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in the profit or loss in the period the new information becomes available.

TITLE TO MINERAL PROPERTY INTERESTS

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Going concern

The assumption is that the Company is a going concern and will continue in operation for the foreseeable future and at least one year.

Estimates

EXPLORATION AND EVALUATION EXPENDITURES

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in the profit or loss in the period the new information becomes available.

SHARE-BASED PAYMENT TRANSACTIONS

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions.

Capital commitments

The Company has no commitments for equipment expenditures for 2018. The Company has forecasted that any property and equipment expenditures based on future needs will be funded from working capital and/or from operating or capital leases.

Outlook

At the date of this MD&A, the Company has limited cash resources. It will be necessary to complete an equity financing to fund future operations.

5

ARCO RESOURCES CORP.
Management’s Discussion and Analysis
Three months ended July 31, 2017

Proposed Transactions

The Company is continuously evaluating new opportunities, and while various negotiations may be ongoing at any given time, these may or may not be successful. The Company considers opportunities where exceptional value to the shareholders is evident. Should the Company be successful in advancing a property to National Instrument 43-101 resource stage, the project would likely have a significant impact on its operating requirements.

Risks and uncertainties

The Company’s principal activity is mineral exploration and development. Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, fluctuating metal prices, social, political, financial and economics. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practicable.

The risks and uncertainties are considered by management to be the most important in the context of the Company’s business. The risks and uncertainties are not limited to but include risks associated with our dependence on the current portfolio of projects are: geological exploration and development; changes in law; continued negative operating cash flow and the availability of additional funding as and when required; infrastructure; inflation; governmental regulation; environmental; hazards, insurance; uninsured risks; competition; currency fluctuations; labour and employment; joint ventures; contract repudiation; dependence on key management personnel and executives; and litigation risks.

Forward-Looking Statements

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates.

The Company’s management periodically reviews information reflected in forward-looking statements. The Company has and continues to disclose in its MD&A and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the above discussions and analysis may not necessarily indicate future results from operations.

Other information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

6

APPENDIX E

FINANCIAL STATEMENTS OF ARCO

(see attached)

E-1

ARCO RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30 2017

INDEPENDENT AUDITORS’ REPORT

To:	the Shareholders of
Arco Resources Corp.

We have audited the accompanying consolidated financial statements of Arco Resources Corp., which comprise the consolidated statements of financial position as at April 30, 2017 and April 30, 2016 and the consolidated statements of income (loss) and comprehensive income (loss), consolidated statements of changes in deficiency and consolidated statements of cash flows for the years then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Arco Resources Corp. as at April 30, 2017 and April 30, 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that Arco Resources Corp. has incurred losses to date. This condition, along with other matters as set forth in Note 1, indicates the existence of a material uncertainty that may cast significant doubt about Arco Resources Corp.’s ability to continue as a going concern.

CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, Canada
August 25, 2017

ARCO RESOURCES CORP.
Consolidated Statements of Financial Position
Expressed in Canadian dollars

	Note	April 30,	April 30,
		2017	2016

		$	$
ASSETS

Current
Cash		139	516
Receivables	6	12,903	9,916
Total current assets		13,042	10,432

Total assets		13,042	10,432

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	7	236,185	226,056
Due to related parties	13	216,647	18,575
Loans payable	8	45,709	41,336
Reclamation provision	9	52,864	48,634
Total current liabilities		551,405	334,601

SHAREHOLDERS’ DEFICIENCY

Share capital	10	13,777,229	13,777,229
Reserves	11	1,374,900	1,374,900
Deficit		(15,690,492)	(15,476,298)
Total shareholders’ deficiency		(538,363)	(324,169)

Total liabilities and shareholders’ deficiency		13,042	10,432

Nature and continuance of operations (note 1)

Going concern of operations (note 2(c))

Subsequent events (Note 19)

On behalf of the Board of Directors:

“D. Barry Lee”	Director	“Teresa Rzepczyk”	Director

The accompanying notes are an integral part of these consolidated financial statements.

ARCO RESOURCES CORP.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
Expressed in Canadian dollars

	Note	April 30,	April 30,
		2017	2016

		$	$

Expenses
Professional fees		26,546	22,027
Consulting fees	13	52,500	46,000
Management fees and benefits	13	58,500	27,000
Office and miscellaneous		17,324	10,830
Rent	13	36,000	36,000
Shareholder communication		5,229	4,033
Transfer agent and filing fees		10,057	12,143
Travel		5,272	3,476
Net loss before other items		(211,428)	(161,509)

Other (expense) income
Debt settlement	10	5,352	215,194
Interest expense and financing fees	8	(4,373)	(7,404)
Foreign exchange (loss) gain		(3,745)	1,270

Net (loss) income for the year		(214,194)	47,551

Basic and diluted (loss) income per common share		(0.02)	0.01

Weighted average number of common shares
outstanding, basic and diluted		9,387,323	5,288,738

The accompanying notes are an integral part of these consolidated financial statements.

ARCO RESOURCES CORP.
Consolidated Statements of Cash Flows
Expressed in Canadian dollars

	April 30	April 30
	2017	2016

	$	$

Cash flow provided by (used in)

Operating activities
(Loss) income for the year	(214,194)	47,551
Adjustments for:
Unrealized foreign exchange loss	3,745	(1,270)
Interest expense and financing fees	4,373	7,404
Debt settlement	(5,352)	(215,194)

Changes in non-operating working capital items:
Amounts receivable	(2,987)	18,474
Accounts payable and accrued liabilities	44,966	116,316
Due to related parties	169,072	27,000
Net cash (used in) provided by operating operations	(377)	281

(Decrease) increase in cash in the year	(377)	281
Cash, beginning of year	516	235

Cash, end of year	139	516

Supplemental disclosure with respect to cash flows (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

ARCO RESOURCES CORP.
Consolidated Statement of Changes in Deficiency
Expressed in Canadian dollars

	Number of
	Common
	shares	Amount	Reserves	Deficit	Deficiency
		$	$	$	$
April 30, 2015	2,506,923	13,433,209	1,374,900	(15,523,849)	(715,740)

Debt settlement	6,880,400	344,020	-	-	344,020
Income for the year	-	-	-	47,551	47,551
April 30, 2016	9,387,323	13,777,229	1,374,900	(15,476,298)	(324,169)
Loss for the year	-	-	-	(214,194)	(214,194)
April 30, 2017	9,387,323	13,777,229	1,374,900	(15,690,492)	(538,363)

The accompanying notes are an integral part of these consolidated financial statements.

ARCO RESOURCES CORP.
Notes to the consolidated financial statements
Expressed in Canadian dollars
Year ended April 30, 2017

1.	Nature and Continuance of Operations

Arco Resources Corp. (the “Company”) was incorporated as Atomic Minerals Ltd. on March 13, 2006 under the Business Corporations Act (British Columbia) and changed its name to Arco Resources Corp. in May, 2009. The Company engages in the acquisition, exploration and development of mineral properties. The Company is in the exploration stage and has not yet determined whether any of its properties contain economically recoverable ore reserves.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to raise adequate financing to develop its business and commence profitable operations in the future. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

The head office and principal address of the Company is Suite 818, 700 West Georgia Street, Vancouver, B.C. V7Y 1B6. These consolidated financial statements were authorized for issue on August 25, 2017 by the Board of Directors of the Company.

2.	Basis of Presentation

	a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) effective as of April 30, 2017.

	b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified at fair value through profit or loss, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information. The consolidated annual financial statements are presented in Canadian dollars, which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 5.

	c)	Going concern of operations

The Company has not generated revenue from operations. The Company had a loss of $214,194 (2016 – income of $47,551) during the year ended April 30, 2017 and, as of that date the Company’s deficit was $15,690,492 (2016 - 15,476,298). The Company is dependent on its ability to place additional debt or equity to raise sufficient cash resources to meet its current financial obligations. As the Company is in the exploration stage, the recoverability of the costs incurred to date on exploration properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties and upon future profitable production or proceeds from the disposition of the properties and deferred exploration expenditures. The Company will periodically have to raise funds to continue operations and, although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future. The Company had cash of $139 at April 30, 2017 (2016 - $516), which is insufficient to finance planned expenditures for the coming year. These conditions indicate the existence of a material uncertainty that may cast significant doubt of the Company’s ability to continue as a going concern.

ARCO RESOURCES CORP.
Notes to the consolidated financial statements
Expressed in Canadian dollars
Year ended April 30, 2017

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements unless otherwise indicated.

	a)	Principles of consolidation

These consolidated financial statements include the accounts of Arco and its wholly-owned subsidiaries:

		Entity	Jurisdiction of
Incorporation
		0754257 BC Ltd.	British Columbia	Inactive

		CHM Ventures Inc.	Colorado	Inactive

		CHM Ventures, LLC	Colorado	Inactive

All significant intercompany transactions have been eliminated.

	b)	Functional Currency

The Canadian dollar is considered to be the functional currency of the Company and all of its subsidiaries.

Transactions denominated in currencies other than the Canadian dollar are translated using the exchange rate in effect on the transaction date or at an average rate. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the statement of financial position date. Non-monetary items are translated at historical rates. Exchange gains or losses on translation are recorded in the consolidated statements of operations and comprehensive loss.

	c)	Cash

Cash includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. For cash flow statement presentation purposes, cash includes bank overdrafts.

	d)	Marketable securities

Non-derivative financial assets not included in other categories are classified as available-for-sale and comprise principally the Company's investments in entities not qualifying as subsidiaries or associates. Available-for-sale investments are carried at fair value with changes in fair value recognized in accumulated other comprehensive loss/income. Where there is a significant or prolonged decline in the fair value of an available-for-sale financial asset (which constitutes objective evidence of impairment), the full amount of the impairment, including any amount previously recognized in other comprehensive loss/income, is recognized in profit or loss. If there is no quoted market price in an active market and fair value cannot be readily determined, available-for-sale investments are carried at cost.

Purchases and sales of available-for-sale financial assets are recognized on a trade date basis. On sale or impairment, the cumulative amount recognized in other comprehensive loss/income is reclassified from accumulated other comprehensive loss/income to profit or loss.

ARCO RESOURCES CORP.
Notes to the consolidated financial statements
Expressed in Canadian dollars
Year ended April 30, 2017

3.	Significant Accounting Policies (continued)

	e)	Mineral exploration and evaluation expenditures

Pre-exploration costs

Pre-exploration costs are expensed in the period in which they are incurred.

Exploration and evaluation expenditures

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to the statement of comprehensive loss/income. The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as ‘mines under construction’. Exploration and evaluation assets are also tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs. Mineral exploration and evaluation expenditures are classified as intangible assets.

	f)	Property and equipment

Recognition and measurement

On initial recognition, property and equipment are valued at cost, being the purchase price and directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company. Such costs include appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Property and equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Subsequent costs

The cost of replacing part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized.

The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Major maintenance and repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

ARCO RESOURCES CORP.
Notes to the consolidated financial statements
Expressed in Canadian dollars
Year ended April 30, 2017

3.	Significant Accounting Policies (continued)

f)	Property and equipment (continued)

Gains and losses

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net within other income in profit or loss.

Depreciation

Depreciation is recognized in profit or loss and is provided on a straight-line basis over the estimated useful life of the assets as follows:

Office furniture and equipment	5 years
Computers	5 years
Field equipment	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

g)	Impairment of non-financial assets

Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year- end. Other non-financial assets, including exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, an impairment test is carried out on the asset's cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets. The Company has one cash-generating unit for which impairment testing is performed.

An impairment loss is charged to the profit or loss, except to the extent it reverses gains previously recognized in other comprehensive loss/income.

h)	Financial instruments

Financial assets

Financial assets are classified as into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company's accounting policy for each category is as follows:

Loans and receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchases and sale decisions based on their fair value in accordance with the Company’s risk management or investment strategy. They are initially recorded at their fair market value. They are subsequently measured at their fair market value, with gains or losses recognized in the income statement.

ARCO RESOURCES CORP.
Notes to the consolidated financial statements
Expressed in Canadian dollars
Year ended April 30, 2017

3.	Significant Accounting Policies (continued)

h)	Financial instruments (continued)

Held-to-maturity investments

An instrument is classified as held-to-maturity if it is a non-derivative financial asset with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. It is initially measured at fair value plus directly attributable transaction costs and subsequently measured at amortized cost using the effective interest method. A gain or loss is recognized in income or loss when the financial asset or financial liability is derecognized or impaired, and through the amortization process.

Available-for-sale

An instrument classified as available-for-sale is a non-derivative financial assets that are designated as available for sale or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss. They are initially recorded at their fair market value and subsequently measured at its fair market value, with gains or losses recognized as other comprehensive income.

Impairment of financial assets

At each reporting date the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired if there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Financial liabilities

Financial liabilities at fair value through profit or loss

Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchases and sale decisions based on their fair value in accordance with the Company’s risk management or investment strategy. Financial liabilities are designated at fair value through profit or loss if the Company manages such investments and makes purchases and sale decisions based on their fair value in accordance with the Company’s risk management or investment strategy. They are initially recorded at their fair market value. They are subsequently measured at their fair market value, with gains or losses recognized in the income statement.

Financial liabilities measured at amortized cost

Financial liabilities are measured at amortized cost and are initially recognized at fair value. Subsequent to initial measurement, financial liabilities measured at amortized cost are carried at amortized cost using the effective interest method.

The Company accounts for its financial instruments as follows:

Cash	Fair value through profit or loss
Receivables	Loans and receivables
Due from related party	Loans and receivables
Available for sale investments	Available-for-sale
Refundable deposits	Available-for-sale
Accounts payable and accrued liabilities	Financial liabilities measured at amortized cost

For all of the above financial instruments, with the exception of available-for-sale investments, their carrying value approximates the fair value.

Fair Value Disclosures
Fair value measurement disclosures require classification of financial instrument fair values in a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

•	Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices such as quoted interest or currency exchange rates; and
•	Level 3: Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

The Company’s cash is classified is classified as level 1. As at April 30, 2017, the Company believes that the carrying values of cash, accounts payable, accrued liabilities and loan approximate their fair values because of their nature and relatively short maturity dates or durations.

ARCO RESOURCES CORP.
Notes to the consolidated financial statements
Expressed in Canadian dollars
Year ended April 30, 2017

3.	Significant Accounting Policies (continued)

i)	Provisions

Reclamation provision

The Company’s reclamation provision relates to properties held by Arco in its inactive US subsidiary, CHM Ventures, LLC (note 3a). The properties in this subsidiary have all been written off.

The Company deposited US$38,744 with the Division of Reclamation, Mining and Safety in Colorado, USA (“Division of Mining”) and recorded a reclamation provision of $52,864, being the current Canadian dollar amount of the US dollar reclamation bond. Although the Company does not expect that it will have to perform significant reclamation activities, it has recorded a provision for reclamation costs based on the amount of the reclamation bond. This bond represents the fair value of the maximum reclamation costs associated with the Company’s property. Due to the uncertainty around the timing and amount of the cash flows, the amount of the provision is not discounted. This US$38,744 deposit will be refunded once the Division of Mining is satisfied that the Company has performed all necessary decommissioning activities.

Other provisions

Provisions are recognized for liabilities of uncertain timing or amount that have arisen as a result of past transactions, including legal or constructive obligations. The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date.

j)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in income except to the extent that they relate to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the period-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

k)	Share capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, preferred shares, share warrants and flow-through shares are classified as equity instruments. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

l)	Earnings and loss per share

Basic earnings/loss per share is computed by dividing the income or loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant period. Diluted earnings/loss per common share is computed by dividing the income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted.

At April 30, 2017, the Company had nil share purchase options (2016 - nil) and 4,292,800 share purchase warrants (2016 – 4,292,800) outstanding.

ARCO RESOURCES CORP.
Notes to the consolidated financial statements
Expressed in Canadian dollars
Year ended April 30, 2017

3.	Significant Accounting Policies (continued)

m)	Share-based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of comprehensive loss/income over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non- vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied. Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive loss/income over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in comprehensive loss/income over the vesting period, described as the period during which all the vesting conditions are to be satisfied. Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss/income, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share-based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital, adjusted for any consideration paid. Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

4.	Adoption of New Accounting Pronouncements and Recent Developments

The following new standard was adopted during the year ended April 30, 2017:

i)

IAS 1 – Presentation of Financial Statements: In December 2014, the IASB issued an amendment to address perceived impediments to preparers exercising their judgment in presenting their financial reports. The changes clarify that materiality considerations apply to all parts of the financial statements and the aggregation and disaggregation of line items within the financial statements.

The following new standards, and amendments to standards and interpretations, are not yet effective for the current period and have not been applied in preparing these financial statements. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below

i)	IFRS 9: New standard that replaced IAS 39 for classification and measurement, tentatively effective for annual periods beginning on or after January 1, 2018.

ii)

Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement. This standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of this standard.

iii)

IFRS 16: A new standard that sets out the principles for recognition, measurement, presentation, and disclosure of leases including guidance for both parties to a contract, the lessee and the lessor. The new standard eliminates the classification of leases as either operating or finance leases as is required by IAS 17 and instead introduces a single lease accounting model. The impact of IFRS 16 on the Company’s financial instruments has not yet been determined.

ARCO RESOURCES CORP.
Notes to the consolidated financial statements
Expressed in Canadian dollars
Year ended April 30, 2017

5.	Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical accounting estimates and judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements are discussed below:

Judgments

Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in the profit or loss in the period the new information becomes available.

Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Going concern

The assumption that the Company is a going concern and will continue in operation for the foreseeable future and at least one year.

Estimates

Provision for environmental rehabilitation

Provisions for environmental rehabilitation are based on the Company’s best estimate of the probable outflow to complete reclamation work. The final costs of the currently recognized environmental rehabilitation provision may be higher or lower than currently provided for.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions.

ARCO RESOURCES CORP.
Notes to the consolidated financial statements
Expressed in Canadian dollars
Year ended April 30, 2017

6.	Receivables

	April 30,	April 30,
	2017	2016

Recoverable sales taxes	$12,903	$9,916

7.	Accounts payable and accrued liabilities

	April 30	April 30
	2017	2016

Accounts payable	$220,503	$211,856
Accrued liabilities	15,682	14,200

	$236,185	$226,056

8.	Loans payable

At April 30, 2017, loans payable by the Company are $45,709 (2016 - $ 41,336). Details of the loans are as follows:

On May 8, 2014 the Company obtained a loan for $25,000 from a Director of the Company, to fund a deposit on the acquisition of an aquaculture company. The Company agreed to pay the lender a bonus of $3,750 for providing the loan. The loan bears interest at an annual rate of 15.8% from August 8, 2014 until the date of repayment. During the year ended April 30, 2017, the Company accrued interest of $nil (2016: $3,031). On February 19, 2016, $35,000 of the loan and interest payable was settled by the issuance of shares (Note 10). As at April 30, 2017, accrued interest in the amount of $644 (2016 - $644) was payable. This loan is payable on demand.

On September 9, 2014, the Company obtained a loan for $29,154 from a Director of the Company, to fund operating expenses. The Company agreed to pay the lender a bonus of $4,373 for providing the loan. The loan bears interest at an annual rate of 15% from September 9, 2014 until the date of repayment. During the year ended April 30, 2017, the Company accrued interest of $4,373 (2016: $4,373). As at April 30, 2017, accrued interest in the amount of $11,538 (2016 - $7,165) was payable. This loan is payable on demand.

9.	Reclamation provision

The Company’s reclamation provision relates to properties held by the Company’s inactive US subsidiary, CHM Ventures, LLC. The properties in this subsidiary have all been written off.

The Company deposited US$38,744 with the Division of Reclamation, Mining and Safety in Colorado, USA (“Division of Mining”) and recorded a reclamation provision of $52,864 (2016 - $48,634) as a bond. Although the Company does not expect that it will have to perform significant reclamation activities, it has recorded a provision for reclamation costs based on management’s best estimates of the cost for the associated reclamation work. This bond represents the Company’s best estimate of the fair value of reclamation costs associated with the Company’s properties. This US$38,744 deposit will be refunded once the Division of Mining is satisfied that the Company has performed all necessary decommissioning activities.

The related refundable deposit of US$38,744 was written off in prior years.

ARCO RESOURCES CORP.
Notes to the consolidated financial statements
Expressed in Canadian dollars
Year ended April 30, 2017

10.	Share capital

Authorized

Unlimited common shares with no par value.

Issued share capital

At April 30, 2017, the issued and outstanding share capital is comprised of 9,387,323 common shares (2016 - 9,387,323). Please refer to the consolidated Statement of Changes in Equity for a summary of changes in share capital and reserves for the year ended April 30, 2017. Reserves relate to stock options, agent’s unit options, and compensatory warrants that have been issued by the Company.

Share issuance

On June 3, 2015, the Company entered into debt settlement agreements with certain creditors whereby accounts payable in the aggregate amount of $315,980 was settled for the reduced aggregate amount of $100,930. The Company issued an aggregate of 2,018,600 common shares of the Company at a deemed issue price of $0.05 per share in satisfaction of the aggregate debt. The distribution of shares was as follow: 1,538,600 common shares issued to settle accounts payables in the amount of $171,240 were settled for the reduced amount of $76,930. In addition, 480,000 common shares issued to settle related party balances in the amount of $144,740 were settled for the reduced amount of $24,000.

On February 19, 2016, the Company completed shares-for-debt transactions with various creditors of the Company to settle a total of $208,090 in payables. The Company issued units in its capital stock at a deemed price of $0.05 per unit, issuing 4,161,800 common shares and 3,592,800 common share purchase warrants. Each warrant issued is exercisable to purchase one additional common share of the Company at a price of $0.075 for a period of 18 months. The distribution of shares was as follow: 3,726,800 common shares and 3,592,800 purchase warrants issued to settle accounts payable in the amount of $186,340. In addition, 435,000 common shares issued to settle related party balances in the amount of $21,750.

On February 19, 2016, the Company completed shares-for-debt transactions with various creditors of the Company to partially settle a total of $35,000 in outstanding loans. The Company issued units in its capital stock at a deemed price of $0.05 per unit, issuing 700,000 common shares and 700,000 common share purchase warrants. Each warrant issued is exercisable to purchase one additional common share of the Company at a price of $0.075 for a period of 18 months.

Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of	Weighted Average
	Warrants	Exercise Price	Expiry Date
Balance, April 30, 2015	Nil	$-	-
Issued	4,292,800	0.075	August 19, 2017 *
Balance, April 30, 2017 and 2016	4,292,800	$0.075

•	Expired unexercised subsequent to year end.

11.	Reserves

Reserves comprise the fair value of share option grants and warrants prior to exercise and cumulative unrealized gains and losses on foreign exchange and marketable securities.

The following is a summary of changes in reserves from April 30, 2015 to April 30, 2017:

		Unrealized gain	Unrealized
	Share-based	(loss) on available	foreign exchange
	payments	for sale investments	gain (loss)	Total
April 30, 2015	$1,374,900	$-	$-	$1,374,900
Realized cumulative translation adjustment	-	-	-	-
April 30, 2016 and 2017	$1,374,900	$-	$-	$1,374,900

ARCO RESOURCES CORP.
Notes to the consolidated financial statements
Expressed in Canadian dollars
Year ended April 30, 2017

12.	Share-based payments

The Company follows the policies of the TSX Venture Exchange, under which it is authorized to grant incentive share options to officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company’s common shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years. The vesting period for all options is at the discretion of the Board of Directors. At April 30, 2017, the number of share options available for grant was 938,732. At April 30, 2016 and 2017 the Company had nil incentive share options outstanding.

13.	Related party transactions

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

The aggregate value of transactions relating to key management personnel were as follows:

	Year ended
	April 30,	April 30,
	2017	2016

Management fees paid or accrued by the former CEO	$45,000	$-
Consulting fees paid or accrued to a company controlled by a director of the
Company	52,500	-
Management fees paid or accrued to a company controlled by the CFO	13,500	27,000
Rent paid or accrued to a director of the Company	18,000	-
Forgiveness of accounts payable	-	(120,740)
	$129,000	$(93,740)

The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

At April 30, 2017, $216,647 (2016 - $18,575) is due to officers and companies controlled by either an officer or director of the Company. The amounts are unsecured, non-interest bearing, and have no stated terms of repayment.

During the year ended April 30, 2016, the Company settled balances due to related parties totaling $166,490 by issuing 915,000 common shares at price of $0.05 per share with a total fair value of $45,750 and the Company recorded a related debt forgiveness in the amount of $120,740.

ARCO RESOURCES CORP.
Notes to the consolidated financial statements
Expressed in Canadian dollars
Year ended April 30, 2017

14.	Financial instruments – risk management

Credit Risk

The Company is exposed to credit risk with respect to amounts receivable if a creditor fails to meet its contractual obligations. The Company undertakes credit evaluations on creditors as necessary and has monitoring processes intended to mitigate credit risks and maintain appropriate provisions for potential credit losses.

The Company is exposed to credit risk with respect to cash and amounts receivable. The carrying amount of assets included on the statement of financial position represents the maximum credit exposure.

Liquidity Risk

Liquidity risk is the risk that the Company may encounter difficulties in meeting obligations associated with financial liabilities. The Company’s growth strategy requires additional cash from debt, the issuance of equity or a combination. As at April 30, 2017, the Company was holding cash of $ 139 (2016: $516). The Company plans to undertake further share capital financings but there can be no guarantee that management’s efforts to raise additional funds will be successful.

Interest Rate Risk

The Company is not exposed to significant interest rate risks arising from financial instruments.

Commodity Price Risk

The Company is exposed to price risk with respect to commodity prices of precious minerals. The Company considers the risk exposure to fluctuating market prices and trends will have significant impact on the ability to secure financing.

Currency Price Risk

The Company is exposed to foreign exchange risk as it finances its operations in Canadian dollars but undertakes a proportion of its operations in US dollars and Mexican pesos. The Company does not engage in any form of derivative or hedging instruments. The Canadian dollar equivalent of foreign currency balances were:

April 30, 2017	Mexican pesos	US dollars

Cash	-	4

Accounts payable	59,122	-

April 30, 2016	Mexican pesos	US dollars

Cash	-	5

Accounts payable	59,608	-

15.	Capital management

The Company considers its management of capital to include all components of debt and shareholders’ equity. Its objectives are to ensure that the Company continues to operate as a going concern, if possible, in order to pursue the operation and the development of its mineral properties, to sustain future development and growth as well as to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, seek debt financing, or acquire or dispose of assets. The Company, with approval from its board of directors, makes changes to its capital structure as it deems appropriate under specific circumstances.

16.	Segment information

At April 30, 2017 and 2016, the Company operates in only one reporting segment, being Canada.

ARCO RESOURCES CORP.
Notes to the consolidated financial statements
Expressed in Canadian dollars
Year ended April 30, 2017

17.	Income Taxes

The income tax provision (recovery) shown on the statement of comprehensive loss differs from the amounts obtained by applying statutory rates to the net loss before taxes as follows:

Year ended April 30		2017		2016
	$		$

Income (loss) before income taxes		214,194		47,551

Expected income tax recovery		56,000		(13,000)
items valued differently for tax purposes		(1,000)		-
Change in unrecognized temporary differences		(55,000)		13,000

Actual income tax recovery		-		-

The significant components of the Company’s unrecognized deductible temporary differences and unused tax loss carryforwards are as follows:

Year ended April 30		2017		2016
	$		$

Capital assets		16,000		16,000
Exploration pools		1,028,000		1,028,000
Non-capital loss carryforwards		1,276,000		1,221,000

Deferred income tax assets		2,320,000		2,265,000

At April 30, 2017, the Company has non-capital losses of $4,904,195 (2016: $4,694,224) available for carry forward. At April 30, 2017, management considers that it is not “more likely than not” that these losses will be utilized and accordingly no deferred income tax asset has been recognized.

The non-capital losses expire as follows:

Total

2026	$7,026
2027	192,738
2028	778,514
2029	729,725
2030	1,035,872
2031	724,113
2032	749,631
2033	219,294
2034	240,535
2035	16,776
2036	-
2037	209,971
Totals	$4,904,195

ARCO RESOURCES CORP.
Notes to the consolidated financial statements
Expressed in Canadian dollars
Year ended April 30, 2017

18.	Supplemental disclosure with respect to cash flows

Year ended
	April 30, 2017	April 30, 2016
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

There were no significant non-cash transactions during the year ended April 30, 2017.

During the year ended April 30, 2016, the non-cash transactions were the issuance of 6,880,400 common shares of the Company (fair value of $344,020) in settlement of $263,270 in accounts payable, $45,750 due to related parties and $35,000 for loan and interest payable.

19.	Subsequent events

On May 5, 2017 the Company was de-listed from Tier 2 of the TSXV and moved to the NEX board of the TSXV, where its common shares currently trade. The NEX is a trading platform on the TSXV for companies that have failed to maintain compliance with financial listing standards of the TSXV or the Toronto Stock Exchange.

ARCO RESOURCES CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JULY 31 2017

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying condensed interim consolidated financial statements have been prepared by and are the responsibility of the Company’s management.

The Company's independent auditor has not performed a review of these unaudited condensed interim consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim financial statements by an entity's auditor.

ARCO RESOURCES CORP.
Condensed Interim Consolidated Statements of Financial Position
Expressed in Canadian dollars

	Note		July 31,		April 30,
			2017		2017

		$		$

ASSETS

Current
Cash			62		139
Receivables	4		13,847		12,903
Total current assets			13,909		13,042

Total assets			13,909		13,042

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	5		285,142		236,185
Due to related parties	11		189,925		216,647
Loans payable	6		46,811		45,709
Reclamation provision	7		48,344		52,864
Total current liabilities			570,222		551,405

SHAREHOLDERS’ DEFICIENCY

Share capital	8		13,777,229		13,777,229
Reserves	9		1,374,900		1,374,900
Deficit			(15,708,442)		(15,690,492)
Total shareholders’ deficiency			(556,313)		(538,363)

Total liabilities and shareholders’ deficiency			13,909		13,042

Nature and continuance of operations (note 1)
Going concern of operations (note 2(c))
Subsequent events (note 16)

On behalf of the Board of Directors:

“D. Barry Lee”	Director	“Teresa Rzepczyk”	Director

The accompanying notes are an integral part of these consolidated financial statements.

ARCO RESOURCES CORP.
Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
Expressed in Canadian dollars

	Note		July 31,		July 31,
			2017		2016

		$		$

Expenses
Professional fees			2,650		2,741
Consulting fees	11		7,500		7,500
Management fees and benefits	11		-		7,500
Office and miscellaneous			4,210		1,674
Rent			4,500		9,000
Shareholder communication			396		1,655
Transfer agent and filing fees			3,602		1,084
Travel			407		266
Net income (loss) before other items			(23,265)		(31,420)

Other income (expense)
Interest expense and financing fees	6		(1,102)		(1,102)
Foreign exchange gain			6,416		4,680
Net income (loss) for the period			(17,951)		(27,842)

Basic and diluted income (loss) per common share			(0.00)		(0.00)

Weighted average number of common shares outstanding,
basic and diluted			9,387,323		9,387,323

The accompanying notes are an integral part of these consolidated financial statements.

ARCO RESOURCES CORP.
Condensed Interim Consolidated Statements of Cash Flows
Expressed in Canadian dollars

		July 31,		July 31,
		2017		2016

	$		$

Cash flow provided by (used in)

Operating activities
Income (loss) for the period		(17,951)		(27,842)
Adjustments for:
Unrealized foreign exchange gain (loss)		(6,416)		1,874
Interest expense and financing fees		1,102		1,102

Changes in non-operating working capital items:
Amounts receivable		(943)		(469)
Accounts payable and accrued liabilities		3,952		(1,811)
Due to related parties		20,179		27,104
Net cash used in operations		(77)		(42)

Increase (decrease) in cash in the period		(77)		(42)

Cash, beginning of period		139		516

Cash, end of period		62		474

Supplemental disclosure with respect to cash flows (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

ARCO RESOURCES CORP.
Condensed Interim Consolidated Statement of Changes in Deficiency
Expressed in Canadian dollars

	Number of
	Common		Amount		Reserves		Deficit		Deficiency
	shares	$		$		$		$
April 30, 2016	9,387,323		13,777,229		1,374,900		(15,476,298)		(324,169)

Loss for the period	-		-		-		(27,842)		(27,842)
July 31, 2016	9,387,323		13,777,229		1,374,900		(15,504,140)		(352,011)

Loss for the period	-		-		-		(186,352)		(186,352)
April 30, 2017	9,387,323		13,777,229		1,374,900		(15,690,492)		(538,363)

Loss for the period	-		-		-		(17,951)		(17,951)
July 31, 2017	9,387,323		13,777,229		1,374,900		(15,708,443)		(556,314)

The accompanying notes are an integral part of these consolidated financial statements.

ARCO RESOURCES CORP.
Notes to the consolidated financial statements
Expressed in Canadian dollars
Three months ended July 31, 2017

1.	Nature and Continuance of Operations

Arco Resources Corp. (the “Company”) was incorporated as Atomic Minerals Ltd. on March 13, 2006 under the Business Corporations Act (British Columbia) and changed its name to Arco Resources Corp. in May, 2009. The Company engages in the acquisition, exploration and development of mineral properties. The Company is in the exploration stage and has not yet determined whether any of its properties contain economically recoverable ore reserves. The head office and principal address of the Company is Box 10077 - Pacific Centre, Vancouver, BC V7Y 1B6.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to raise adequate financing to develop its business and commence profitable operations in the future. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. These condensed interim consolidated financial statements were authorized for issue on September 28, 2017 by the Board of Directors of the Company.

2.	Basis of Presentation

a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) effective as of July 31, 2017.

b)	Basis of presentation

The financial statements have been prepared using the same accounting policies and methods as those used in the financial statements for the year ended April 30, 2017, except for the impact of the adoption of the accounting standard described below. These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified at fair value through profit and loss, which are stated at their fair value and are presented in Canadian dollars, which is also the Company’s functional currency, unless otherwise indicated. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended April 30, 2017.

c)	Going concern of operations

The Company has not generated revenue from operations. The Company had a loss of $17,951 (2016 – $27,842) during the three months ended July 31, 2017 and, as of that date the Company’s deficit was $15,708,442 (April 30, 2017 - $15,690,492). The Company is dependent on its ability to place additional debt or equity to raise sufficient cash resources to meet its current financial obligations. As the Company is in the exploration stage, the recoverability of the costs incurred to date on exploration properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties and upon future profitable production or proceeds from the disposition of the properties and deferred exploration expenditures. The Company will periodically have to raise funds to continue operations and, although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future. The Company had cash of $62 at July 31, 2017 (April 30, 2017 - $139), which is insufficient to finance operations for the coming year.

d)	Principles of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Entity	Jurisdiction	Status
0754257 BC Ltd.	British Columbia, Canada	Inactive
CHM Ventures Inc.	Colorado, USA	Inactive
CHM Ventures, LLC	Colorado, USA	Inactive

On consolidation, all significant intercompany transactions have been eliminated.

ARCO RESOURCES CORP.
Notes to the consolidated financial statements
Expressed in Canadian dollars
Three months ended July 31, 2017

3.	Adoption of New Accounting Pronouncements and Recent Developments

The following new standards, and amendments to standards and interpretations, are not yet effective for the current period and have not been applied in preparing these financial statements. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below:

i)	IFRS 9: New standard that replaced IAS 39 for classification and measurement, tentatively effective for annual periods beginning on or after January 1, 2018.

ii)	IAS 27: Amended to restore option to use equity method to account for investments in subsidiaries, joint ventures and associates for annual period beginning on or after January 1, 2016.

iii)

Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement. This standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of this standard.

4.	Receivables

	July 31,	April 30,
	2017	2017

Recoverable sales taxes	$10,385	$12,903

5.	Accounts payable and accrued liabilities

	July 31,	April 30,
	2017	2017

Accounts payable	$233,460	$220,503
Accrued liabilities	51,682	15,682

	$285,142	$236,185

6.	Loans payable

At July 31, 2017, loans payable by the Company are $46,811 (April 30, 2017 - $45,709). Details of the loans are as follows:

On May 8, 2014 the Company obtained a loan for $25,000 from a Director of the Company to fund a deposit on the acquisition of an aquaculture company. The Company agreed to pay the lender a bonus of $3,750 for providing the loan. The loan bears interest at an annual rate of 15.8% from August 8, 2014 until the date of repayment. During the year ended April 30, 2016, the Company accrued interest of $3,031 (2015: $3,863). On February 19, 2016, $35,000 of the loan and interest payable was settled by the issuance of shares (Note 10). As at July 31, 2017, accrued interest in the amount of $644 (2016 - $644) was payable. This loan is payable on demand.

On September 9, 2014, the Company obtained a loan for $29,154 from a Director of the Company to fund operating expenses. The Company agreed to pay the lender a bonus of $4,373 for providing the loan. The loan bears interest at an annual rate of 15% from September 9, 2014 until the date of repayment. During the three months ended July 31, 2017, the Company accrued interest of $1,102 (2016: $1,102). As at July 31, 2017, accrued interest in the amount of $12,640 (April 30, 2017 - $11,538) was payable. This loan is payable on demand.

7.	Reclamation provision

The Company’s reclamation provision relates to properties held by the Company’s inactive US subsidiary, CHM Ventures, LLC. The properties in this subsidiary have all been written off. The reclamation provision is as follows:

The Company deposited US$38,744 with the Division of Reclamation, Mining and Safety in Colorado, USA (“Division of Mining”) and recorded a reclamation provision of $48,344 (April 30, 2017 - $52,864), being the current Canadian dollar amount of the US dollar reclamation bond. Although the Company does not expect that it will have to perform significant reclamation activities, it has recorded a provision for reclamation costs based on management’s best estimates of the cost for the associated reclamation work. This bond represents the Company’s best estimate of the fair value of reclamation costs associated with the Company’s properties. This US$38,744 deposit will be refunded once the Division of Mining is satisfied that the Company has performed all necessary decommissioning activities.

The related refundable deposit of US$38,744 was written off in prior years.

ARCO RESOURCES CORP.
Notes to the consolidated financial statements
Expressed in Canadian dollar
Three months ended July 31, 2017

8.	Share capital

Authorized

Unlimited common shares with no par value.

Issued share capital

At July 31 and April 30, 2017, the issued and outstanding share capital is comprised of 9,387,323 common shares.

Please refer to the condensed interim consolidated Statement of Changes in Equity for a summary of changes in share capital and reserves for the three months ended July 31, 2017. Reserves relate to stock options, agent’s unit options, and compensatory warrants that have been issued by the Company.

Share issuances

On June 3, 2015, the Company entered into debt settlement agreements with certain creditors whereby accounts payable in the aggregate amount of $315,980 was settled for the reduced aggregate amount of $100,930. The Company issued an aggregate of 2,018,600 common shares of the Company at a deemed issue price of $0.05 per share in satisfaction of the aggregate debt. The distribution of shares was as follow: 1,538,600 common shares issued to settle accounts payables in the amount of $171,240 were settled for the reduced amount of $76,930. In addition, 480,000 common shares issued to settle related party balances in the amount of $144,740 were settled for the reduced amount of $24,000.

In February 2016, the Company completed shares-for-debt transactions with various creditors of the Company to settle a total of $243,090 in payables, including $35,000 in outstanding loans. The Company issued units in its capital stock at a deemed price of $0.05 per unit, issuing 4,861,800 common shares and 4,292,800 common share purchase warrants. Each warrant issued is exercisable to purchase one additional common share of the Company at a price of $0.075 for a period of 18 months. Of the common shares issued, 435,000 common shares were issued to settle related party balances in the amount of $21,750.

Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of	Weighted Average
	Warrants	Exercise Price	Expiry Date
Balance, April 30, 2016	4,292,800	$0.075	August 19, 2017

Issued	Nil	N/A	N/A
Balance, July 31, 2016	4,292,800	$0.075	August 19, 2017

Issued	Nil	N/A	N/A
Balance, April 30, 2017	4,292,800	$0.075	August 19, 2017

Issued	Nil	N/A	N/A
Balance, July 31, 2017	4,292,800	$0.075	August 19, 2017 *

* Expired unexercised subsequent to the period ended July 31, 2017

ARCO RESOURCES CORP.
Notes to the consolidated financial statements
Expressed in Canadian dollars
Three months ended July 31, 2017

9.	Reserves

Reserves comprise the fair value of share option grants and warrants prior to exercise and cumulative unrealized gains and losses on foreign exchange and marketable securities.

The following is a summary of changes in reserves from April 30, 2016 to July 31, 2017:

		Unrealized gain	Unrealized
		(loss) on	foreign
	Share-based	available for sale	exchange gain
	payments	investments	(loss)	Total
April 30, 2016	$1,374,900	$-	$-	$1,374,900

Realized cumulative translation adjustment	-	-	-	-
April 30, 2017 and July 31, 2017	$1,374,900	$-	$-	$1,374,900

10.	Share-based payments

The Company follows the policies of the TSX Venture Exchange, under which it is authorized to grant incentive share options to officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company’s common shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years. The vesting period for all options is at the discretion of the Board of Directors. At April 30, 2017, the number of share options available for grant was 938,732.

At July 31, 2017, the Company had nil incentive share options outstanding.

11.	Related party transactions

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

The aggregate value of transactions relating to key management personnel were as follows:

Three months ended July 31	2017	2016

Management fees paid or accrued to a company controlled by the CFO	$-	$7,500
Consulting fees paid or accrued to a company controlled by a director	7,500	7,500
Rent paid or accrued to a director	4,500	-
	$12,000	$15,000

The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

At July 31, 2017, $189,925 (April 30, 2017 - $216,647) was due to officers and directors or to companies controlled by either an officer or director of the Company. The amounts are unsecured, non-interest bearing, and have no stated terms of repayment.

During the year ended April 30, 2016, the Company settled balances due to related parties totaling $166,490 by issuing 915,000 common shares at a price of $0.05 per share with a total fair value of $45,750, and the Company recorded related debt forgiveness in the amount of $120,740.

12.	Capital management

The Company considers its management of capital to include all components of debt and shareholders’ equity. Its objectives are to ensure that the Company continues to operate as a going concern, if possible, in order to pursue the operation and the development of its mineral properties, to sustain future development and growth as well as to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, seek debt financing, or acquire or dispose of assets. The Company, with approval from its board of directors, makes changes to its capital structure as it deems appropriate under specific circumstances.

ARCO RESOURCES CORP.
Notes to the consolidated financial statements
Expressed in Canadian dollars
Three months ended July 31, 2017

13.	Financial instruments – risk management

Credit Risk

The Company is exposed to credit risk with respect to amounts receivable if a creditor fails to meet its contractual obligations. The Company undertakes credit evaluations on creditors as necessary and has monitoring processes intended to mitigate credit risks and maintain appropriate provisions for potential credit losses.

The Company is exposed to credit risk with respect to cash and amounts receivable. The carrying amount of assets included on the statement of financial position represents the maximum credit exposure.

Liquidity Risk

Liquidity risk is the risk that the Company may encounter difficulties in meeting obligations associated with financial liabilities. The Company’s growth strategy requires additional cash from debt, the issuance of equity or a combination. As at July 31, 2017, the Company was holding cash of $62 (April 30, 2017 - $139). The Company plans to undertake further share capital financings but there can be no guarantee that management’s efforts to raise additional funds will be successful.

Interest Rate Risk

The Company is not exposed to significant interest rate risks arising from financial instruments.

Commodity Price Risk

The Company is exposed to price risk with respect to commodity prices of precious minerals. The Company considers the risk exposure to fluctuating market prices and trends will have significant impact on the ability to secure financing.

Currency Price Risk

The Company is exposed to foreign exchange risk as it finances its operations in Canadian dollars but previously conducted a portion of its operations in US dollars and Mexican pesos. The Company does not engage in any form of derivative or hedging instruments. The Canadian dollar equivalent of foreign currency balances were:

July 31, 2017	Mexican pesos	US dollars
Cash	-	8
Accounts payable	57,226	-

April 30, 2017	Mexican pesos	US dollars
Cash	-	4
Accounts payable	59,122	-

14.	Supplemental disclosure with respect to cash flows

Three months ended
	July 31, 2017	July 31, 2016
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

During the period ended July 31, 2017, the non-cash transactions were the transfer of $46,900 of accounts payable to due to related parties.

There were no significant non-cash transactions during the period ended July 31, 2016.

15.	Segment information

At July 31, 2017 and 2016, the Company operates in only one reporting segment, being Canada.

APPENDIX F

FINANCIAL STATEMENTS OF CANNEX

(see attached)

F-1

Cannex Capital Group Inc.

Financial Statement

For the period ended September 30, 2017

Expressed in Canadian Dollars

Address:	1241 Alberni Street
Vancouver, BC
V6E 4R4

Contact:	Barry Lee

Telephone number:	(604) 689 8338

Email address:	info@cannexcapital.com

Website:	www.cannexcapital.com

INDEPENDENT AUDITORS' REPORT

To the Directors of
Cannex Capital Group Inc.

We have audited the accompanying financial statements of Cannex Capital Group Inc., which comprise the statement of financial position as at September 30, 2017, and the statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the period from incorporation on February 27, 2017 to September 30, 2017, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of Cannex Capital Group Inc. as at September 30, 2017 and its financial performance and its cash flows for the period from incorporation on February 27, 2017 to September 30, 2017 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Cannex Capital Group Inc.’s ability to continue as a going concern.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

December 18, 2017

Contents

Page

Statement of Financial Position	1

Statement of Loss and Comprehensive Loss	2

Statement of Changes in Shareholders’ Equity	3

Statement of Cash Flows	4

Notes to the Financial Statement	5-14

Cannex Capital Group Inc.
Statement of Financial Position

			September 30,
	Notes		2017
		$
ASSETS
Current assets
Cash			328,883
Receivables			678
Prepaid expenses			218,334
Total assets			547,895

LIABILITIES
Current liabilities
Trade payables and accruals			75,497
Total liabilities			75,497

SHAREHOLDERS' EQUITY
Share capital	5		517,205
Share subscriptions received	5		236,000
Deficit			(280,807)
Total shareholders' equity			472,398
Total liabilities and shareholders' equity			547,895

Nature of operations (note 1)
Subsequent event (note 10)

These financial statements are signed on the Company’s behalf by:

“Anthony Dutton”	Director	“Gregory Marshall”	Director
Anthony Dutton		Gregory Marshall

See accompanying notes to the financial statements.

1

Cannex Capital Group Inc.
Statement of Loss and Comprehensive Loss

For the period from incorporation on February 27, 2017 to September 30, 2017		Notes
	$

Expenses
Consulting services		134,372
Investor relations		9,916
Professional fees		61,000
Office		6,798
Travel		68,721
Loss and comprehensive loss for the period		(280,807)
Loss per share - basic and diluted		(0.02)

Weighted average common shares
outstanding - basic and diluted		12,471,361

See accompanying notes to the financial statements.

2

Cannex Capital Group Inc.
Statement of Changes in Shareholders’ Equity

					Share
	Common		Share		Subscriptions				Shareholders'
	Shares		Capital		Received		Deficit		Equity
		$		$		$		$
Balance - February 27, 2017 (incorporation)	-		-		-		-		-

Private placements, net of share issue costs	19,350,355		190,004		-		-		190,004
Shares issued for payment of consulting services	16,360,056		327,201		-		-		327,201
Share subscriptions received	-		-		236,000		-		236,000
Loss for the period	-		-		-		(280,807)		(280,807)
Balance - September 30, 2017	35,710,411		517,205		236,000		(280,807)		472,398

See accompanying notes to the financial statements.

3

Cannex Capital Group Inc.
Statement of Cash Flows

For the period from incorporation on February 27, 2017 to September 30, 2017
	$
Cash provided by (used in):
Operating Activities:
Loss for the period		(280,807)
Adjustments for:
Shares issued for payment of consulting services		128,867
Changes in non-cash working capital items
Receivables		(678)
Prepaid expenses		(20,000)
Trade payables and accruals		72,497
		(100,121)

Financing Activities:
Shares issued for cash		193,004
Share subscriptions received		236,000
		429,004
Net increase in cash		328,883

Cash, beginning of period		-
Cash, end of period		328,883

Supplemental disclosure with respect to cash flows (note 6)

See accompanying notes to the financial statements.

4

Cannex Capital Group Inc.
Notes to the Financial Statement
For the period ended September 30, 2017

1.	Nature of operations

Cannex Capital Group Inc. (“Cannex” or the “Company”) was incorporated on February 27, 2017 under the laws of British Columbia. The Company is an investment vehicle planning to acquire interests in cannabis production, processing and distribution businesses. In October 2017, the Company entered into a letter of intent to acquire 100% of the capital of BrightLeaf Development LLC (“BrightLeaf”) a holding company that provides real estate and supplies to cannabis producers. In October 2017, the company entered into a letter of intent to be acquired by Arco Resources Corp. (“Arco”), a company listed on the NEX board of the TSX Venture Exchange (see note 5).

The head office and principal address of the Company is 1241 Alberni Street, Vancouver, British Columbia, V6E 4R4.

2.	Basis of preparation

The financial statements are presented in Canadian dollars, which is the functional currency of the Company. Financial amounts are expressed in Canadian dollars unless otherwise noted.

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), which collectively includes all applicable individual International Financial Reporting Standards and Interpretations approved by the International Accounting Standards Board (the “IASB”), and all applicable individual International Accounting Standards (“IASs”) and Interpretations as originated by the Board of the International Accounting Standards Committee and adopted by the IASB, effective for the Company’s reporting for the period ended September 30, 2017.

The financial statements have been prepared under the historical cost basis except for certain financial instruments carried at fair value. The measurement bases are fully described in the accounting policies below.

It should be noted that accounting estimates and assumptions are used in preparation of the financial statements. Although these estimates are based on management’s best knowledge and judgement of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

These financial statements are authorized for issue by the board of directors on December 18, 2017.

Going concern of operations

The Company has not generated revenue from operations and has no immediate plans that could generate cash from operations unless it completes the purchase of BrightLeaf. Cannex will need to raise sufficient cash to fulfill its obligations under its letter of intent to acquire BrightLeaf, which calls for cash consideration of at least US$10,000,000, and is undertaking a private placement to do so (note 11). The Company incurred a loss of $280,807 during the period ended September 30, 2017 and, as of that date the Company’s deficit was $280,807. These material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern. The Company had cash of $328,883 at September 30, 2017.

5

Cannex Capital Group Inc.
Notes to the Financial Statement
For the period ended September 30, 2017

3.	Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently in these financial statements.

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, demand deposits with financial institutions and other short term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. For cash flow statement presentation purposes, cash and cash equivalents includes bank overdrafts. For the period presented, the Company was only holding cash.

Foreign currency transactions

Foreign currency accounts are translated into each entity’s functional currency as follows:

At the transaction date, each asset, liability, revenue and expense denominated in a foreign currency is translated into the entity’s functional currency by the use of the exchange rate in effect at that date. At the period-end date, unsettled monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at the period-end date and the related translation differences are recognized in profit or loss.

Exchange gains and losses arising on the retranslation of monetary available-for-sale financial assets are treated as a separate component of the change in fair value and recognized in net income. Exchange gains and losses on non-monetary available-for-sale financial assets form part of the overall gain or loss recognized in respect of that financial instrument and are included in profit or loss.

Non-monetary assets and liabilities that are measured at historical cost are translated into the functional currency by using the exchange rate in effect at the date of the initial transaction and are not subsequently restated. Non-monetary assets and liabilities that are measured at fair value or a revalued amount are translated into the functional currency by using the exchange rate in effect at the date the value is determined and the related translation differences are recognized in net income or other comprehensive loss consistent with where the gain or loss on the underlying non-monetary asset or liability has been recognized.

Financial Instruments

Financial Assets

Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company's accounting policy for each category is as follows:

Financial assets at Fair Value Through Profit or Loss (FVTPL). Financial assets are classified as FVTPL when the asset is either:

•	held for trading; or.
•	designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any resulting gain or loss recognized in profit or loss.

6

Cannex Capital Group Inc.
Notes to the Financial Statement
For the period ended September 30, 2017

3.	Summary of Significant Accounting Policies (continued)

Available-for-sale Financial Assets

Instruments classified as available-for-sale are non-derivative financial assets that are designated as available for sale or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss. They are initially recorded at their fair market value and subsequently measured at their fair market value, with gains or losses recognized as other comprehensive income.

Loans and Receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

On sale or impairment, the cumulative amount recognized in other comprehensive loss/income is reclassified from accumulated other comprehensive loss/income to profit or loss.

Impairment on Financial Assets

At each reporting date the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Impairment of Non-Financial Assets

Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year-end. Other non-financial assets, including exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset's cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets. The Company performs impairment testing on each cash-generating unit.

An impairment loss is charged to profit or loss, except to the extent it reverses gains previously recognized in accumulated other comprehensive loss/income.

7

Cannex Capital Group Inc.
Notes to the Financial Statement
For the period ended September 30, 2017

3.	Summary of Significant Accounting Policies (continued)

Financial Liabilities

Financial liabilities are classified as other financial liabilities, based on the purpose for which the liability was incurred, and comprise payables and accruals. These liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method. This ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the statement of financial position. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

Trade payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid.

Provisions

Other Provisions

Provisions are recognized for liabilities of uncertain timing or amount that have arisen as a result of past transactions, including legal or constructive obligations. The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date.

Income Taxes

Income tax expense comprises current and deferred tax expense. Current tax and deferred tax expense are recognized in net income or loss except to the extent that they relate to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current period and any adjustment to income taxes payable in respect of previous periods. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the period-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, share warrants and flow-through shares are classified as equity instruments.

8

Cannex Capital Group Inc.
Notes to the Financial Statement
For the period ended September 30, 2017

3.	Summary of Significant Accounting Policies (continued)

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Earnings / Loss Per Share

Basic earnings/loss per share is computed by dividing the net income or loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant period.

Diluted earnings/loss per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted. There are no potentially dilutive instruments outstanding for the periods presented.

Share-based Payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of comprehensive loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive loss over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in comprehensive loss over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss. Options or warrants granted related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

All equity-settled share-based payments are reflected in reserves, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in reserves is credited to share capital, adjusted for any consideration paid.

9

Cannex Capital Group Inc.
Notes to the Financial Statement
For the period ended September 30, 2017

3.	Summary of Significant Accounting Policies (continued)

Standards, Amendments and Interpretations Not Yet Effective

IASB or the IFRS Interpretations Committee have issued certain pronouncements that are mandatory for accounting periods beginning on or after January 1, 2017. None of these are expected to be relevant to the Company’s financial statements, except for the following:

IFRS 9 Financial Instruments

IFRS 9 amends the requirements for classification and measurement of financial assets, impairment, and hedge accounting. IFRS 9 introduces an expected loss model of impairment and retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through profit or loss, and fair value through other comprehensive income. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. IFRS 9 will be effective for the fiscal period beginning January 1, 2018. The Company is evaluating the impact of the new standard.

IFRS 16 – Leases

IFRS 16 - Leases specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring that lessees recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has an insignificant value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and will be applicable to the Company’s fiscal year beginning January 1, 2019, although early adoption is permitted. The Company does not intend to early adopt this standard and is currently evaluating the impact of adopting this standard on the consolidated financial statements.

4.	Critical Accounting Estimates and Judgements

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in total comprehensive loss/income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical estimates in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements are discussed below:

Income taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes it has adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

10

Cannex Capital Group Inc.
Notes to the Financial Statement
For the period ended September 30, 2017

4.	Critical Accounting Estimates and Judgements (continued)

In addition, the Company may recognize deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

Going concern

The preparation of our financial statements requires us to make judgments regarding the going concern of the Company as discussed in note 2.

5.	Share capital and reserves

Authorized capital

Unlimited number of common shares without par value.

Issued capital

35,710,411 common shares (February 27, 2017 – nil).

Common shares

During the period ending September 30, 2017, the Company issued 12,933,571 common shares for gross proceeds of $64,668, 6,416,784 common shares at a price of $0.02 per share for gross proceeds of $128,336, In September 2017, Cannex issued 16,360,056 common shares at $0.02 per share as compensation for services provided or to be provided with a value of $327,201. Of these shares, 14,875,056 were issued to members of BrightLeaf (note 11).

At September 30, 2017, the Company had received share subscriptions of $236,000 for the issuance of common shares at a price of $0.10 per share. The Company issued 2,360,000 common shares subsequent to period-end (note 11).

	Number of		Common
	Shares		Shares
		$
Balance - February 27, 2017	-		-

Private placements	19,350,355		193,004
Shares issued for services	16,360,056		327,201
Share issue costs	-		(3,000)
Balance September 30, 2017	35,710,411		517,205

11

Cannex Capital Group Inc.
Notes to the Financial Statement
For the period ended September 30, 2017

6.	Supplemental disclosure with respect to cash flows

For the period February 27 to September 30,		2017
	$
Non-cash activities:

Accrued payable for share issue cost		3,000
Shares issued for prepaid services		198,334

The Company paid no cash for income taxes or interest during the period ended September 30, 2017.

7.	Segmented information

The Company has one reportable operating segment, being an investment vehicle planning to acquire interests in cannabis production, processing and distribution businesses. At September 30, 2017 all assets were located in Canada

8.	Financial instruments and risk management

Interest Rate Risk

The Company’s interest rate risk mainly arises from changes in the interest rates on cash. Cash generates interest based on market interest rates. At September 30, 2017, the Company was not subject to significant interest rate risk.

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s credit risk arises primarily with respect to money market investments.

The Company manages its credit risk by investing only in high quality financial institutions.

The Company’s maximum exposure to credit risk at the reporting date is the carrying value of cash and receivables.

Currency Risk

Currency risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. As at September 30, 2017, the Company has no significant exposure to transactions in foreign currencies.

Liquidity Risk

The Company manages liquidity risk by maintaining adequate cash balances. If necessary, the Company may raise funds through the issuance of debt, equity or sale of non-core assets. The Company attempts to ensure that there is sufficient capital to meet its obligations by continuously monitoring and reviewing actual and forecasted cash flows, and match the maturity profile of financial assets to development, capital and operating needs.

12

Cannex Capital Group Inc.
Notes to the Financial Statement
For the period ended September 30, 2017

8.	Financial instruments and risk management (continued)

Price risk:

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Fair Value Hierarchy:

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities; and
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable marker data (unobservable inputs).

Cash is measured at fair value using Level 1. The carrying value of receivables, payables and accruals approximates their fair value due to the current nature of those financial instruments.

9.	Capital management

The Company manages its capital, being the components of shareholders’ deficiency, and makes adjustments to it, based on the funds available to the Company, in order to support being an investment vehicle planning to acquire interests in cannabis production, processing and distribution businesses The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company has relied on the equity markets to fund its activities. In order to carry out the plans and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. The Company will continue to assess new business and seek to acquire an interest in additional business if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

13

Cannex Capital Group Inc.
Notes to the Financial Statement
For the period ended September 30, 2017

10.	Subsequent event

a)

In October 2017, Cannex entered into a letter of intent with BrightLeaf and certain affiliates of BrightLeaf to contribute capital to BrightLeaf, through Cannex’s wholly owned U.S. subsidiary (“Cannex USA”) (incorporated subsequent to September 30, 2017), in exchange for units of membership interest in BrightLeaf. Funds consisting of cash and Cannex USA promissory notes (“Vendor Notes”) are to be used by BrightLeaf to redeem other BrightLeaf members’ interests and to repay certain outstanding debts of BrightLeaf and its subsidiaries. The subscription purchase price for Cannex USA’s interest in BrightLeaf will be US$36,000,000, involving a minimum cash payment of US$10,000,000 with the balance to be settled by way of one or more 24-month interest-bearing convertible vendor notes, provided that such price may be reduced for certain remaining debts of BrightLeaf and its subsidiaries. The Vendor Notes will bear annual interest at 12% to be paid monthly. The BrightLeaf transactions are subject to the terms of definitive documentation.

b)

In October 2017, Cannex signed a letter of intent with Arco pursuant to which Arco will acquire all of the issued and outstanding securities of Cannex in exchange for securities of Arco. The proposed transaction is expected to be carried out by way of a three-cornered amalgamation under the Business Corporations Act (British Columbia). As a result of the transaction, Arco, as the resulting issuer, will continue with the business of Cannex under the name “Cannex Capital Holdings Inc.” or such other name as may be approved by the board of directors of Arco. Arco is listed on NEX, a separate board of the TSX Venture Exchange (“TSXV”). Cannex and Arco intend to apply to delist the common shares of Arco from the TSXV and apply to the Canadian Securities Exchange (“CSE”) for the listing of the common shares of the resulting issuer upon the completion of the transaction. Vendor Notes from Cannex’s purchase of BrightLeaf include an exclusive holder’s option to convert the outstanding balance of the Vendor Notes, or a portion thereof, into class A shares of the resulting issuer at a deemed price of $1.00 per Class A Share.

c)

In October 2017, Cannex issued 30,000,000 common shares to certain members of BrightLeaf for aggregate cash consideration of $3,000. In November 2017 Cannex issued 60,439,944 common shares for aggregate cash consideration of $1,208,799 to the members of BrightLeaf.

d)

In November 2017, the Company issued 7,343,707 common shares for aggregate cash consideration of $734,371, of which $236,000 had been received as subscription receipts as at September 30, 2017 (note 5).

e)

Cannex has signed an engagement letter with Beacon Securities Limited pursuant to which Cannex will complete an equity private placement financing of up to 25,000,000 subscription receipts of Cannex at a price of $1.00 per subscription receipt for gross proceeds of up $25,000,000.

14

APPENDIX G

FINANCIAL STATEMENTS OF BRIGHTLEAF

(see attached)

G-1

BRIGHTLEAF DEVELOPMENT LLC

CONSOLIDATED FINANCIAL STATEMENTS

Expressed in United States Dollars

September 30, 2017

INDEPENDENT AUDITORS' REPORT

To the Members of BrightLeaf Development LLC

We have audited the accompanying consolidated financial statements of BrightLeaf Development LLC, which comprise the consolidated statement of financial position as at September 30, 2017, and the consolidated statements of comprehensive income, equity, and cash flows for the period from formation on April 4, 2017 to September 30, 2017, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Brightleaf Development LLC as at September 30, 2017 and its financial performance and its cash flows for the period from formation on April 4, 2017 to September 30, 2017 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Brightleaf Development LLC’s ability to continue as a going concern.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

December 18, 2017

BRIGHTLEAF DEVELOPMENT LLC
Consolidated Statement of Financial Position
(United States dollars)

Commitments and contingencies (note 13)
Event after the reporting period (note

	Note		September 30
			2017
		$

ASSETS

Current assets
Cash			15,976
Trade receivables	12		263,644
Inventory			107,014
Prepaid expenses			211,150
Total current assets			597,784

Non-current assets
Prepaid expenses and deposits			33,126
Property, plant and equipment	7		30,714,806
Total non-current assets			30,747,932

Total assets			31,345,716

LIABILITIES

Current liabilities
Revolving loans	9, 12		3,251,062
Accounts payable and accrued liabilities			2,773,469
Unearned revenue			44,972
Promissory notes due within 12 months	10, 12		20,568,126
Total current liabilities			26,637,629

Promissory notes	10, 12		1,905,460

Total liabilities			28,543,089

EQUITY
Members’ equity	11		2,802,627

Total liabilities and equity			31,345,716

Commitments and contingencies (note 13)
Event after the reporting period (note 16)

On behalf of the members:

“Arkadi Gontmakher”	Director	“Oleg Orlovskii ”	Director
Arkadi Gontmakher		Oleg Orlovskii

See accompanying notes

BRIGHTLEAF DEVELOPMENT LLC
 Consolidated Statement of Comprehensive Income
Period from formation, on April 4, 2017 to September 30, 2017
(United States dollars)

	Note
		$

Product sales	12		773,638
Cost of sales			645,823
Gross profit			127,815
Rental income	12		2,565,376
			2,693,191

Operating expenses
Professional fees	12		84,153
General expenses			23,723
Depreciation			627,880
Interest expense	12		792,805
Wages and salaries			106,944
Rent expense			14,105
Taxes			126,431
			1,776,041

Total income and comprehensive income for the
period			917,150

See accompanying notes

BRIGHTLEAF DEVELOPMENT LLC
Consolidated Statement of Cash Flow
Period from formation, on April 4, 2017 to September 30, 2017
(United States dollars)

	Note		September 30
			2017
		$

Operating activities
Income for the period			917,150

Items not requiring cash:
Depreciation			627,880
Interest expense			792,805
Changes in working capital:
Trade receivables			967,435
Inventory			691,901
Prepaid expense			(211,150)
Accounts payable			(2,165,285)
Unearned revenue			44,972

Net cash generated from operations			1,665,708

Investing activities
Cash acquired from acquisitions	8		183,148
Long-term prepaids and deposits			(33,126)
Purchase of PPE			(1,297,739)

Net cash used in investing activities			(1,147,717)

Financing activities
Capital contributed			2,308,380
Capital repaid			(499,999)
Revolving loan advances			725,000
Loan repayments			(2,798,485)
Interest paid			(236,911)

Net cash used in financing activities			(502,015)

Change in cash			15,976
Cash, beginning of period			-
Cash, end of period			15,976

Interest of $118,656 has been capitalized to property, plant and equipment in the period presented.

The Company did not pay any income taxes in the period from formation on April 4, 2017 to September 30, 2017.

See accompanying notes

BRIGHTLEAF DEVELOPMENT LLC
Consolidated Statement of Equity
Period from formation, on April 4, 2017 to September 30, 2017
(United States dollars)

			Members’
	Note		Equity
		$

Formation on April 4, 2017			-

Cash contributed			2,308,380
Cash distributed			(499,999)
Loan converted to equity			1,706,120
Effect of acquisitions under common control	8		(1,629,024)
Income for the period			917,150

September 30, 2017			2,802,627

See accompanying notes

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

1.	Corporate Information

BrightLeaf Development LLC (“BrightLeaf”) was incorporated under the laws of Washington State on April 24, 2017 as a limited liability company (“LLC”), a structure that combines the pass-through taxation of a partnership with the limited liability of a corporation. As an LLC, BrightLeaf does not issue shares and its income is taxed in the hands of its members. BrightLeaf and its subsidiaries are collectively referred to as the “Company”. The Company is owned 92% by Global Real Estate Properties, LLC (“GREP”) with the remaining 8% held by two non-controlling LLCs (together being the “Controlling Group”). The Controlling Group were the 100% previous owners of the Company’s subsidiaries acquired in the period presented (note 8). The Company is primarily engaged in supplying turnkey real estate, which includes supplies to cannabis producers.

The head office and registered and records address of the Company is 840 140th Ave, NE, Bellevue, Washington, 98005.

2.	Basis of Presentation

a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s members approved the release of these consolidated financial statements on December 18, 2017.

b)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are measured at fair value, as explained in the significant accounting policies set out in note 3. The consolidated financial statements are presented in United States dollars. The functional currency of the parent company and the subsidiary companies is the United States dollar.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 5.

c)	Going concern

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to continue its operations for at least the next twelve months and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company has a working capital deficiency of $26,039,845 as at September 30, 2017. As stated in note 16, the Company has entered into a transaction to adequately fund the planned operations of the Company over the next 12 months. There is no assurance that the Company will complete the transaction in note 16. These circumstances may cast doubt on the Company’s ability to continue as a going concern.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to the period presented in these financial statements unless otherwise indicated.

a)	Basis of consolidation

The consolidated financial statements comprise the financial statements of BrightLeaf and its subsidiaries at September 30, 2017. Subsidiaries consist of entities over which BrightLeaf is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. To the extent that subsidiaries provide services that relate to the Company’s activities, they are fully consolidated from the date control is transferred to BrightLeaf and are deconsolidated from the date control ceases. These consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of BrightLeaf and its subsidiaries after eliminating inter-entity balances and transactions.

BrightLeaf’s subsidiaries are:

Entity	Ownership	Principal Activity
	Percentage
Real Estate Properties LLC (“REP”)	100%	Real estate holding

Fuller Hill Development Co LLC (“Fuller”)	100%	Real estate holding

Ag-Grow Imports LLC (“Ag-Grow”)	100%	Sale of supplies

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Business combinations under common control

Business combinations under common control are accounted for using the predecessor basis of accounting method. Under this method the assets and liabilities of the acquired business under common control are recognized at the Controlling Groups carrying amounts. The financial statements incorporate the acquired entity's results from the date on which the transaction occurred. The corresponding figures of the previous year are not restated. Any difference between the carrying amount of net assets, including goodwill, and the consideration for the acquisition is accounted for in these consolidated financial statements as an adjustment within equity.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

3.	Significant Accounting Policies (continued)

b)	Foreign currency transactions

Foreign currency accounts are translated into each entity’s functional currency as follows:

At the transaction date, each asset, liability, revenue and expense denominated in a foreign currency is translated into the entity’s functional currency by the use of the exchange rate in effect at that date. At the year-end date, unsettled monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at the year-end date and the related translation differences are recognized in net income.

Exchange gains and losses arising on the retranslation of monetary available-for-sale financial assets are treated as a separate component of the change in fair value and recognized in net income. Exchange gains and losses on non-monetary available-for-sale financial assets form part of the overall gain or loss recognized in respect of that financial instrument and are included in profit or loss.

Non-monetary assets and liabilities that are measured at historical cost are translated into the functional currency by using the exchange rate in effect at the date of the initial transaction and are not subsequently restated. Non-monetary assets and liabilities that are measured at fair value or a revalued amount are translated into the functional currency by using the exchange rate in effect at the date the value is determined and the related translation differences are recognized in net income or other comprehensive loss consistent with where the gain or loss on the underlying non-monetary asset or liability has been recognized.

The functional currency of the Company is the US dollar.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

3.	Significant Accounting Policies (continued)

c)	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. For cash flow statement presentation purposes, cash and cash equivalents includes bank overdrafts. As at September 30, 2017, the Company did not hold any cash equivalents.

d)	Inventories

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Finished goods:

•	Purchase cost on a first in, first out basis

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Inventory as at September 30, 2017 consists entirely of finished goods.

e)	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking in to account contractually defined terms of payment and excluding taxes or duty. The specific recognition criteria described below must also be met before revenue is recognized.

Rental income

The Company accounts for leases with its tenants as operating leases. Rental revenue includes all amounts earned from tenants related to lease agreements including property tax and operating cost recoveries. The Company reports rental revenue on a straight-line basis, whereby the total amount of cash to be received under a lease is recognized into earnings in equal periodic amounts over the term of the lease.

Sale of goods

Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually when goods are shipped to the final purchaser.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

3.	Significant Accounting Policies (continued)

f)	Property, plant and equipment

Recognition and measurement

On initial recognition, property, plant and equipment are valued at cost, being the purchase price and directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company. Such costs include appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Property, plant and equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized.

The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Major maintenance and repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

Gains and losses

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized on a net basis in profit or loss.

Depreciation

Depreciation is recognized in profit or loss and is provided on a straight-line basis over the estimated useful life of the assets as follows:

Years

Buildings	30
Leasehold improvements	over lease period
Equipment and fixtures	5-7

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

3.	Significant Accounting Policies (continued)

g)	Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the

Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples or other available fair value indicators.

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the income statement in expense categories consistent with the function of the impaired asset, except for a property previously revalued, where the revaluation was taken to other comprehensive income. In this case, the impairment is also recognized in other comprehensive income up to the amount of any previous revaluation.

For assets excluding goodwill, an assessment is made at each reporting date whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.

If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

3.	Significant Accounting Policies (continued)

The following assets have specific characteristics for impairment testing:

Goodwill

Goodwill is tested for impairment annually at the fiscal year end and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually at the fiscal year end either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

h)	Financial instruments

At September 30, 2017, the Company did not have available-for-sale, fair value through profit or loss, or held-to maturity financial instruments.

The Company classifies its financial instruments as follows:

Loans and receivables, recorded at amortized cost	•	Cash

	•	Trade receivables

	•	Deposits

Financial liabilities, recorded at amortized cost	•	Revolving loans

	•	Accounts payable and accrued liabilities

	•	Promissory notes payable

Financial assets

Financial assets are classified as into one of the following categories based on the purpose for which the asset was acquired. All financial assets are initially recognized at fair value plus transaction costs, except FVTPL, and are recorded on a trade date basis. The Company's accounting policy for each category is as follows:

Financial assets at Fair Value Through Profit or Loss (FVTPL)

Financial assets are classified as FVTPL when the asset is either:

•	held for trading; or

•	designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any resulting gain or loss recognized in profit or loss.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

3.	Significant Accounting Policies (continued)

Held-to-maturity investments

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in the consolidated statement of operations and comprehensive income.

Available-for-sale

Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the consolidated statement of comprehensive income.

Loans and trade receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the profit or loss when the loans and trade receivables are derecognized or impaired, as well as through the amortization process.

Impairment on financial assets

At each reporting date the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Financial liabilities

The Company classifies its financial liabilities in the following categories: FVTPL and amortized cost.

The Company does not have any FVTPL liabilities.

Amortized cost liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method. These financial liabilities are classified as current or non-current based on their maturity date. Amortized cost liabilities include accounts payable and accrued liabilities, lines of credit and loans.

The Company derecognizes financial liabilities when the Company’s obligations are discharged, cancelled or they expire.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

3.	Significant Accounting Policies (continued)

Financial instruments

The Company provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than FVTPL, which are expensed as incurred, are included in the initial carrying value of such instruments.

i)	Provisions

Reclamation provisions

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of properties, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future reclamation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the related asset along with a corresponding increase in the reclamation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The reclamation asset is depreciated on the same basis as the related asset.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the reclamation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

For the period presented the Company has no provisions for environmental rehabilitation.

Other provisions

Provisions are recognized for liabilities of uncertain timing or amount that have arisen as a result of past transactions, including legal or constructive obligations. The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

4.	Adoption of New Accounting Pronouncements and Recent Developments

Certain pronouncements, issued by the IASB or the IFRS Interpretations Committee, were adopted during the year, or were mandatory for the Company’s fiscal years beginning on or after October 1, 2015 or are required to be adopted in future periods. The following pronouncements are relevant to the consolidated financial statements, although none of these are expected to have a material effect on financial statement presentation:

New standards, interpretations and amendments not yet effective

a)	IFRS 9 – Financial Instruments

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. On July 24, 2014, the IASB affirmed its proposal to deter the effective date of IFRS 9 to periods beginning after January 1, 2018. Earlier application of IFRS 9 continues to be permitted. The Company does not intend to early adopt this standard. The Company does not intend to early adopt this standard and is currently evaluating the impact of adopting this standard on the consolidated financial statements.

b)	IFRS 15 – Revenue from Contracts with Customers

In May 2014, the International Accounting Standards Board issued IFRS 15, Revenue from Contracts with Customers, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. This standard is effective January 1, 2017 and allows early adoption. On July 22, 2015, the IASB unanimously affirmed its proposal to defer the effective date of IFRS 15 to periods beginning after January 1, 2018. Earlier application of IFRS 15 continues to be permitted. The Company does not intend to early adopt this standard. This standard is not expected to materially affect the Company’s Consolidated Statement of Comprehensive Income, but is expected to require additional disclosures.

c)	IFRS – Leases

IFRS 16 - Leases specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring that lessees recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has an insignificant value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and will be applicable to the Company’s fiscal year beginning January 1, 2019, although early adoption is permitted. The Company does not intend to early adopt this standard and is currently evaluating the impact of adopting this standard on the consolidated financial statements.

There are no other pending IFRSs or IFRIC interpretations that are expected to be relevant to the  Company’s financial statements.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

5.	Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are discussed below.

Significant estimates made in the preparation of these consolidated financial statements include the following areas:

Useful lives of property, plant and equipment

Property, plant and equipment are amortized or depreciated over their useful lives. Useful lives are based on management’s estimate of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the carrying value and amounts charged to the consolidated statement of loss and other comprehensive loss in specific periods. More details including carrying values are included in notes 7 and 8.

Inventory

The Company reviews the net realizable value of, and demand for, its inventory quarterly to provide assurance that recorded inventory is stated at the lower of cost or net realizable value. Factors that could impact estimated demand and selling prices include the timing and success of future technological innovations, competitor actions, supplier prices and economic trends.

Going concern

Judgements regarding the going concern of the Company are described in note 1.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

5.	Critical Accounting Estimates and Judgments (continued)

Significant judgements made in the preparation of these consolidated financial statements include the following areas:

Combinations with entities under common control

Business combinations under common control are business combinations involving entities or businesses under common control, in which all of the combining entities or businesses are ultimately controlled by the same party both before and after the business combination. There is currently no guidance in IFRS on the accounting treatment for business combinations among entities under common control. As the Company is a newly formed entity and the Controlling Group retained control over the Company, the acquisition of the Company’s subsidiaries during the period is accounted for as a reorganization. As such, the Company has elected to consolidate the assets and liabilities of the acquire subsidiaries (note 8) using the predecessor values method on a prospective basis. The application of this method applies the concept of IAS 8 Accounting Policies, Changes in Estimates, and Errors whereby if no applicable standard or interpretation exists, then management must develop a policy that is relevant to the decision-making needs of the users, and that is reliable.

Segmented reporting

The Company must exercise judgement in defining its business segments (note 14) and allocating revenue, expenses and assets among the segments. The Company bases allocations on the groupings used to manage the business and report to senior management. From time to time, assets and personnel of one division may be used to benefit another division resulting in inaccuracies, but these are not material.

Consolidation

The Company makes judgements about whether subsidiaries should be consolidated or not and in particular about whether the BrightLeaf has control of a subsidiary. All of BrightLeaf’s subsidiaries are wholly owned, directly or indirectly, and BrightLeaf is able to exert control over those subsidiaries.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

6.	Capital Management

The Company’s primary objectives, when managing its capital, are to maintain adequate levels of funding to support the operations of the Company and to maintain corporate and administrative functions. The Company defines capital as revolving loans, promissory notes, and equity, consisting of the issued units of the Company. The capital structure of the Company is managed to provide sufficient funding for planned operating activities of the Company. Funds are primarily secured through a combination of equity capital raised by way of private placements and debt. There can be no assurances that the Company will be able to continue raising equity capital and debt in this manner.

The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, which are all held with major financial institutions.

There were no changes to the Company’s approach to capital management during the period from formation on April 4, 2017 to September 30, 2017. The Company is not subject to any externally imposed capital requirements.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

7.	Property, Plant and Equipment

		Land		Buildings		Leasehold		Equipment		Assets not		Total
						Improve-		and		yet in
						ments		Fixtures		service
	$		$		$		$		$		$
Cost

On formation,
April 4, 2017		-		-		-		-		-		-
Property, plant and
equipment of acquired
companies (note 8).		1,000,000		3,919,453		15,442,221		531,753		9,032,864		29,926,291
Purchases		-		-		17,710		-		1,398,685		1,416,395
At September 30, 2017		1,000,000		3,919,453		15,459,931		531,753		10,431,549		31,342,686

Accumulated
depreciation

On formation,
April 4, 2017		-		-		-		-		-		-
Depreciation expense		-		47,009		535,300		45,571		-		627,880
At September 30, 2017		-		47,009		535,300		45,571		-		627,880

Net book value

On formation,
April 4, 2017		-		-		-		-		-		-
At September 30, 2017		1,000,000		3,872,444		14,924,631		486,182		10,431,549		30,714,806

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

8.	Acquisition of Subsidiaries

Real Estate Properties LLC

In April 2017, the Company acquired the members’ equity of REP as a contribution to the Company’s members’ equity. The transaction was between entities under common control and the Company assumed the net book values of the assets and liabilities of the target company as follows:

	$

Assets acquired
Cash		147,768
Trade receivables		406,101
Property, plant and equipment		20,893,427
Due from Fuller		494,866
		21,942,162
Liabilities assumed
Accounts payable and accrued liabilities		(75,574)
Loans		(22,793,217)
		(22,868,791)

Net deficiency assumed		(926,629)

Fuller Hill Development Co. LLC

In April 2017, the Company acquired the members’ equity of Fuller as a contribution to the Company’s members’ equity. The transaction was between entities under common control and the Company assumed the net book values of the assets and liabilities of the target company as follows:

	$

Assets acquired
Cash		18,354
Property, plant and equipment		9,032,864
		9,051,218
Liabilities assumed
Accounts payable and accrued liabilities		(4,457,666)
Due to REP		(494,866)
Loans		(4,098,686)
		(9,051,218)

Net equity acquired		-

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

8.	Acquisition of Subsidiaries (continued)

AG-Grow Imports LLC

In April 2017, the Company acquired the members’ equity of AG-Grow for consideration of $600,000 in notes payable. The transaction was between entities under common control and the Company assumed the net book values of the assets and liabilities of the target company as follows:

	$

Assets acquired
Cash		17,026
Other current assets		1,623,894
		1,640,920
Liabilities assumed
Accounts payable and accrued liabilities		(405,515)
Loans		(1,337,800)
		(1,743,315)

Net deficiency assumed		(102,395)

Consideration paid – notes payable		(600,000)

Total		(702,395)

9.	Revolving Loans

		September2017 30
	$

Unsecured revolving credit facility with Global Real Estate Properties, LLC, a related party, that allows it to borrow principal of up to $2,500,000. The facility bears interest at 8% and is due on demand.		1,946,673

Unsecured revolving credit facility with Marine Phoenix LLC, a related party, that allows it to borrow principal of up to $2,000,000. The facility bears interest at 8% and is due on demand.		1,304,389

		3,251,062

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

10.	Promissory Notes

		September 30
		2017
	$

Promissory note due to a related party. The note bears interest at 8.0% compounded semi-annually, with interest payable on maturity of the note on December 14, 2017.		2,973,895

The note bears interest at 8.5% annually, with monthly payments of $82,066 including interest with the final payment due March 31, 2021, secured by specific property.		2,890,252

Promissory notes due to related parties. The notes bear interest at 8.0% compounded semi-annually, with interest payable on maturity of the notes on January 1, 2018.		15,844,889

Promissory note due to a related party. The note bears interest at 8.0% compounded semi-annually, with interest payable on maturity of the note on March 1, 2018.		157,000

Promissory notes due to related parties on the purchase of AG-Grow. The notes bear interest at 3.0% compounded semi- annually, with interest payable on maturity of the notes on April 24, 2018.		607,550
		22,473,586

Financial statement presentation:
Current liabilities		20,568,126
Non-current liabilities		1,905,460
		22,473,586

All related party promissory notes are unsecured.

11.	Members’ Equity

The members’ equity of BrightLeaf is divided into 100,000 units.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

12.	Related Party Transactions

The Company considers key management personnel to be those persons determined as having authority and responsibility for planning, directing and controlling the activities of the Company. Key management includes the Company’s board of directors and executive officers.

Key management personnel compensation was:

Period from formation, on April 4, 2017 to September 30, 2017	$

Short-term employee benefits		72,917

The short-term employee benefits were paid or accrued directly to employees and directors of the Company.

During the period ended September 30, 2017, the Company acquired three subsidiaries in non-arm’s length transactions, see note 8. At September 30, 2017, the Company owed $3,251,062 to related parties on account of revolving loans (note 9) and $19,583,334 to related parties on account of promissory notes (note 10).

During the period ended September 30, 2017, the Company generated product sales of $792,805 and rental income of $2,565,376 from a company owned by a person related to a member of BrightLeaf. In the period ended September 30, 2017, the Company paid or accrued interest of $653,619 to related parties.

As at September 30, 2017, $nil is owing to members for services and $nil is owing to members for expenses paid on the Company’s behalf.

As at September 30, 2017, $252,365 of the Company’s trade receivables were due from companies controlled by common members.

13.	Commitments and Contingencies

The Company has entered into a commercial property lease with a remaining life of 5.7 years, with a five-year renewal option. The future minimum rental payments under the lease at September 30, 2017 were:

Years ending December 31	$

2017 (October to December)		60,000
2018		242,500
2019		255,000
2020		255,000
2021		255,000
2022		255,000
2023		106,250
		1,428,750

The Company had no contingent liabilities at September 30, 2017.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

14.	Segment Reporting

As at September 30, 2017, the Company had two reportable segments: (1) real estate and (2) supplies. Operating segments are aggregated and organized by the nature of the product and service provided.

The accounting policies of the segments are the same as described in note 3 of these audited consolidated financial statements. BrightLeaf’s management evaluates performance based on profit or loss.

September 30, 2017		Real Estate		Supplies		Other		Total

	$		$		$		$

Revenue from external customers		2,565,376		773,638		-		3,339,014

Cost of sales		-		645,823		-		645,823

Depreciation and amortization		627,880		-		-		627,880

Interest expense		741,665		43,589		7,551		792,805

Interdivisional sales (purchases)		(699,094)		699,094		-		-

Income (loss)		1,087,670		(6,977)		(163,543)		917,150

Capital expenditures		1,297,739		-		-		1,297,739

Total assets employed		29,819,635		1,517,040		9,041		31,345,716

One customer accounts for 99% of the Company’s revenues.

All of the Company’s income is generated in the United States and all non-current assets are held in the United States.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

15.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks, including foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk. From time to time, the Company may use foreign exchange contracts to manage exposure to fluctuations in foreign exchange. The Company does not have a practice of trading derivatives.

Fair Values

The Company does not hold any financial instruments subject to level 1, 2 or 3 fair value measurements. There were no changes in level 1, 2, or 3 financial instruments during the period ended September 30, 2017.

Foreign Exchange Risk

The Company’s activities are only undertaken in the United States and is not exposed to material foreign exchange risk.

Interest Rate Risk

The Company’s interest rate risk mainly arises from the interest rate impact on cash. Cash earns interest based on market interest rates. The Company’s revolving loans and promissory notes have a fixed interest rates and are not exposed to interest rate risk until maturity.

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s credit risk arises primarily with respect to its trade receivables.

The Company manages credit risk by trading with recognized creditworthy third parties and insuring trade receivables. In addition, receivable balances are monitored on an on-going basis with the result that the Company’s exposure to bad debt is not significant.

The Company also manages its credit risk by investing its cash only in obligations of the United States or its respective agencies, obligations of enterprises sponsored by any of the above governments; bankers’ acceptances purchased in the secondary market and having received the highest credit rating from a recognized rating agency the United States, with a term of less than 180 days; and bank term deposits and bearer deposit notes, with a term of less than 180 days.

The Company’s maximum exposure to credit risk at the reporting date is the carrying value of cash and trade receivables.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

15.	Financial Risk Management (continued)

Liquidity Risk

The Company manages liquidity risk by maintaining adequate cash balances. If necessary, it may raise funds through the issuance of debt, equity, or monetization of non-core assets. To ensure that there is sufficient capital to meet obligations, the Company continuously monitors and reviews actual and forecasted cash flows and matches the maturity profile of financial assets to development, capital and operating needs.

September 30, 2017	Less than	Three to 12	One to five	Total
	three	months	years
	months
	$	$	$	$
Revolving loans	3,251,062	-	-	3,251,062
Accounts payable and
accrued liabilities	2,773,469	-	-	2,773,469
Promissory notes	2,973,895	17,594,231	1,905,460	22,473,586
	8,998,426	17,594,231	1,905,460	28,498,117

Fair Value

The fair value of the Company’s financial assets and financial liabilities approximate the carrying value due to the short-term maturities of the instruments and for long-term promissory notes, a market rate of interest.

16.	Event After the Reporting Date

In October 2017, BrightLeaf entered into a letter of intent with Cannex Capital Group Inc. (“Cannex”) and certain affiliates of BrightLeaf to contribute capital to BrightLeaf, through Cannex’s wholly owned U.S. subsidiary (“Cannex USA”), in exchange for units of membership interest in BrightLeaf. Funds consisting of cash and Cannex USA promissory notes (“Vendor Notes”) are to be used by BrightLeaf to redeem other BrightLeaf members’ interests and to repay certain outstanding debts of BrightLeaf and its subsidiaries. The subscription purchase price for Cannex USA’s interest in BrightLeaf will be US$36,000,000, involving a minimum cash payment of US$10,000,000 with the balance to be settled by way of one or more 24-month interest-bearing convertible vendor notes, provided that such price may be reduced for certain remaining debts of BrightLeaf and its subsidiaries. The Vendor Notes will bear annual interest at 12% to be paid monthly. The Cannex transactions are subject to the terms of definitive documentation.

APPENDIX H

FINANCIAL STATEMENTS OF RESULTING ISSUER (PRO FORMA)

(see attached)

H-1

ARCO RESOURCES CORP.

Pro-Forma Consolidated Financial Statements
(Unaudited)

July 31, 2017

ARCO RESOURCES CORP.
Pro-Forma Consolidated Statement of Financial Position
(Unaudited)

		BrightLeaf		Cannex		Arco	Note			Pro Forma		Pro-forma
		(note 1)		(note 1)		(note 1)				Adjustments		Consolidated
As at		September		September		July 31, 2017
		30, 2017		30, 2017
	$		$		$				$		$
Current assets
Cash		20,769		328,883		62	4 b	)		1,707,170
							4 c	)		37,901,000
							4 d	)		(24,000,000)
							4 h	)		(215,000)		15,742,884
Receivables		342,737		678		13,847				-		357,262
Inventory		139,118		-		-				-		139,118
Prepaid expenses		274,495		218,334		-				-		492,829
Total current assets		777,119		547,895		13,909				15,393,170		16,732,093

Non-current assets
Prepaid expenses and deposits		43,064		-		-						43,064
Property, plant and equipment		39,929,249		-		-						39,929,249
Total non-current assets		39,972,313		-		-				-		39,972,313
		40,749,432		547,895		13,909				15,393,170		56,704,406

Current liabilities
Revolving loans	4,226,381	-	-	4 d	)	(4,226,381)	-
Accounts payable and accruals	3,605,510	75,497	285,142	4 a	)	(150,142)
				4 d	)	(242,825)	3,573,182
Unearned revenue	58,464	-	-			-	58,464
Due to related parties	-	-	189,925	4 a	)	(189,925)	-
Loans payable	26,738,564	-	46,811	4 a	)	(46,811)
				4 d	)	(25,458,334)	1,280,230
Reclamation provision	-	-	48,344	4 a	)	(48,344)	-
Total current liabilities	34,628,919	75,497	570,222			(30,362,762)	4,911,876

Non-current liabilities
Vendor notes	-	-	-	4 d	)	15,679,987	15,679,987
Promissory notes payable	2,477,098	-	-			-	2,477,098
	2,477,098	-	-			15,679,987	18,157,085
Total liabilities	37,106,017	75,497	570,222			(14,682,775)	23,068,961

Equity
Share capital	-	517,205	13,777,229	4 a	)	567,622
				4 b	)	2,543,170
				4 c	)	37,123,000
				4 d	)	(9,752,447)
				4 d	)	4,568,851
				4 e	)	(12,344,851)	36,999,779
Members' equity	3,643,415	-	-	4 d	)	(3,643,415)	-
Share subscription received	-	236,000	-	4 b	)	(236,000)	-
Reserves	-	-	1,374,900	4 c	)	778,000
				4 e	)	(1,374,900)
				4 f	)	2,885,000	3,663,000
Deficit	-	(280,807)	(15,708,442)	4 a	)	(132,400)
				4 b	)	(600,000)
				4 h	)	(215,000)
				4 d	)	(925,436)
				4 e	)	15,708,442
				4 e	)	(2,121,091)
				4 e	)	132,400
				4 f	)	(2,885,000)	(7,027,334)
	3,643,415	472,398	(556,313)			30,075,945	33,635,445
	40,749,432	547,895	13,909			15,393,170	56,704,406

The accompanying notes are integral part of these consolidated pro-forma financial statements.

1

ARCO RESOURCES CORP.
Pro-Forma Consolidated Statement of Net Loss and Comprehensive Loss
(Unaudited)

		BrightLeaf		Cannex		Arco	Note			Pro Forma		Pro-forma
		(note 1)		(note 1)		(note 1)				Adjustments		Consolidated
Three months ended		September		September		July 31,
		30, 2017		30, 2017		2017

	$		$		$				$		$

Sales		741,530		-		-						741,530
Cost of sales		630,755		-		-						630,755
		110,775		-		-				-		110,775
Rental income		1,819,085		-		-						1,819,085
		1,929,860		-		-				-		1,929,860

Administrative expenses
Interest expense		562,188		-		1,102	4 d	)		470,400		1,033,690
Consulting services		-		134,372		7,500	4 b	)		600,000		741,872
Depreciation		445,224		-		-						445,224
Professional fees		53,517		55,000		2,650	4 h	)		215,000		326,167
Taxes		94,738		-		-						94,738
General expenses		39,497		35,280		13,115						87,892
Wages and salaries		77,663		-		-						77,663
Rent expense		18,337		-		-						18,337
Share-based compensation		-		-		-	4 f	)		3,967,000		3,967,000
Foreign exchange		-		-		(6,416)						(6,416)

		1,291,164		224,652		17,951				5,252,400		6,786,167
Income (loss) before undernoted		638,696		(224,652)		(17,951)				(5,252,400)		(4,856,307)

Listing expense							4 e	)		(2,121,091)		(2,121,091)
Loss on settlement of debt							4 a	)		(132,400)		(132,400)
Income (loss) before taxes		638,696		(224,652)		(17,951)				(7,505,890)		(7,109,797)
Income taxes		-		-		-	4 g	)		(223,544)		(223,544)
Income (loss) and comprehensive loss
for the period		638,696		(224,652)		(17,951)				(7,729,434)		(7,333,341)

The accompanying notes are integral part of these consolidated pro-forma financial statements.

2

1.	BASIS OF PRESENTATION

The unaudited pro-forma consolidated financial statements of Arco Resources Corp. (“Arco” or the “Company”) have been prepared by management in accordance with International Financial Reporting Standards for inclusion in the Information Circular of the Company. The Information Circular describes a proposed transaction (the “Transaction”) involving Arco, Cannex Capital Group Inc.(“Cannex”) and BrightLeaf Development LLC (“BrightLeaf”) which is described in more detail in note 2. In the opinion of management, these pro-forma consolidated financial statements include all adjustments necessary for fair presentation of the transactions as described below.

The unaudited pro-forma consolidated financial statements of the Company have been compiled from the following financial information:

•	Unaudited interim financial statements of the Company for the three months ended July 31, 2017.

•	Audited financial statements of Cannex for the period from incorporation on February 27, 2017 to September 30, 2017. The statement of loss and comprehensive loss for the three months ended September 30, 2017 were prepared for the purpose of the pro-forma consolidated financial statements and do not conform with the financial statements for Cannex included elsewhere in the Information Circular.

•	Audited financial statements of BrightLeaf for the period from formation on April 4, 2017 to September 30, 2017. The statement of loss and comprehensive loss for the three months ended September 30, 2017 were prepared for the purpose of the pro-forma consolidated financial statements and do not conform with the financial statements for BrightLeaf included elsewhere in the Information Circular.

The unaudited pro-forma consolidated statement of financial position has been prepared as if the transactions described in note 2 had occurred on July 31, 2017. The unaudited pro-forma consolidated statements of loss and comprehensive loss for the three months ended July 31, 2017 has been prepared as if the transactions described in note 2 had occurred on May 1, 2017.

BrightLeaf’s financial statements are presented in United States dollars. For the purpose of these pro-forma consolidated financial statements, the statement of financial position has been converted at a rate of US$1.00 = $1.30 and the statement of comprehensive income has been converted at a rate of US$1.00 = $1.30.

These unaudited pro-forma consolidated financial statements are not intended to reflect the financial position or performance of the Company that would have resulted had the proposed transactions described in note 2 and other pro-forma adjustments occurred as assumed. Further, these unaudited pro-forma consolidated financial statements are not necessarily indicative of the financial position or performance that may be attained in the future. These unaudited pro-forma consolidated financial statements should be read in conjunction with the financial information referred to above.

Amounts in these pro forma consolidated financial statements denominated in Canadian dollars are denoted with “$” and amounts denominated in United States dollars are denoted with “US$”.

The Transaction is subject to, among other things, receipt of requisite shareholder approvals, regulatory approvals, including approval of the Canadian Securities Exchange (“CSE”), and additional conditions, as described in the governing agreement between the parties.

3

2.	DESCRIPTION OF THE TRANSACTION

Cannex will contribute capital to BrightLeaf, through Cannex’s wholly owned U.S. subsidiary (“Cannex USA”) (incorporated subsequent to September 30, 2017), in exchange for units of membership interest in BrightLeaf. Funds consisting of cash and Cannex USA promissory notes (“Vendor Notes”) are to be used by BrightLeaf to redeem other BrightLeaf members’ interests and to repay certain outstanding debts of BrightLeaf and its subsidiaries, resulting in Cannex becoming the sole member of BrightLeaf. The subscription purchase price for Cannex USA’s interest in BrightLeaf will be US$36,000,000 involving a minimum cash payment of US$10,000,000 with the balance to be settled by way of one or more 24-month interest-bearing convertible Vendor Notes, provided that such price may be reduced for certain remaining debts of BrightLeaf and its subsidiaries. The Vendor Notes will bear annual interest at 12% to be paid monthly. The BrightLeaf transactions are subject to the terms of definitive documentation.

Arco will acquire all of the issued and outstanding securities of Cannex in exchange for securities of Arco. The proposed Transaction is expected to be carried out by way of a three-cornered amalgamation under the Business Corporations Act (British Columbia). As a result of the Transaction, Arco, as the resulting issuer, will continue with the business of Cannex under the name “Cannex Capital Holdings Inc.” or such other name as may be approved by the board of directors of Arco. As a result of the share exchange, the former shareholders of Cannex will acquire control of the Arco. Accordingly, the acquisition constitutes a reverse acquisition of Arco. The reverse acquisition will be accounted for in accordance with guidance provided in IFRS 2 - Share-Based Payment and IFRS 3 - Business Combinations. As Arco did not qualify as a business according to the definition in IFRS 3, this reverse acquisition does not constitute a business combination; rather it is treated as an issuance of shares by Cannex for the net assets of Arco and Arco’s listing status. Arco is listed on NEX, a separate board of the TSX Venture Exchange (“TSXV”). Cannex and Arco intend to apply to delist the common shares of Arco from the TSXV and apply to the CSE for the listing of the common shares of the resulting issuer upon the completion of the Transaction. Vendor Notes from Cannex’s purchase of BrightLeaf include an exclusive holder’s option to convert the outstanding balance of the Vendor Notes, or a portion thereof, into class A shares of the resulting issuer at a price of $1.00 per Class A Share.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited consolidated pro-forma financial statements are consistent with those set out in the notes to the audited annual financial statements of Arco as at and for the year ended April 30, 2017 in addition to new accounting policies adopted on the acquisition of Cannex as detailed in (1) Cannex’s audited financial statements for the period from incorporation on February 27, 2017 to September 30, 2017 and (2) BrightLeaf’s audited consolidated financial statements from formation on April 4, 2017 to September 30, 2017.

As such, the unaudited pro-forma consolidated financial statements should be read in conjunction with Arco’s April 30, 2017 audited annual financial statements and the July 31, 2017 interim financial statements, together with Cannex’s audited financial statements as at and for the period ended September 30, 2017 and BrightLeaf’s audited consolidated financial statements as at and for the period ended September 30, 2017.

4

4.	PRO-FORMA ADJUSTMENTS

These pro-forma consolidated financial statements were prepared based on the following assumptions:

a)	Shares for debt settlement and share consolidation

Prior to closing of the Transaction, Arco will reach a settlement with creditors whereby certain creditors will receive 3,720,000 pre-consolidation common shares (567,622 post-consolidation) at $0.15 per pre-consolidation share ($1.00 on a post-share consolidation basis) in full payment of debts with a face value of $435,222 resulting in a loss on settlement of debt of $132,400. Following the settlement of shares for debt, Arco will undertake a 1.00 for 6.55 share consolidation such that its issued and outstanding common shares will be reduced from 13,107,323 common shares to 2,000,000 common shares.

b)	Cannex share issuances

Prior to the closing of the Transaction, Cannex will complete a series of non-brokered private placements resulting in shares issuances as follows:

•	30,000,000 common shares at $0.02 per share for services with a value of $600,000.

•	60,439,944 common shares at $0.02 per share for cash proceeds of $1,208,799

•	7,343,707 common shares at $0.10 per share for cash proceeds of $734,371.

At September 30, 2017, Cannex had received $236,000 in subscriptions against these offerings.

Cannex does not expect to incur material share issue costs in connection with these equity transactions.

c)	Subscription receipts offering

Prior to the closing of the Transaction, Cannex will complete a non-brokered private placement by way of subscription receipts, consisting of 40,000,000 common shares at a price of $1.00 per share for gross proceeds of $40,000,000. Each unit is comprised of one common share and one-half common share purchase warrant in the capital of Cannex. Each whole warrant is exercisable into one common share at a price of $1.50 for a period of two years. Upon the closing of the Transaction, note 2, all Cannex shares issued in connection with the offering will automatically be exchanged for equity of Arco.

Cannex expects to incur cash commission of $1,824,000, $225,000 in brokerage costs, issuance of 1,814,000 broker warrants with a grant-date fair value of $778,000 and incremental professional fees of $50,000 applied to equity. The fair value of the broker warrants assumes an exercise price of $1.50 per share, a life of two years, annualized volatility of 100% and a risk-free rate of return of 1.31% .

5

4.	PRO-FORMA ADJUSTMENTS (Continued)

	d)	BrightLeaf members’ equity contribution

Cannex will obtain 100% control of BrightLeaf by making a members’ equity contribution of US$36,000,000 ($46,800,000) to be paid in as follows (assuming an exchange rate of US$1.00 = $1.30):

•	cash of $24,000,000;

•	vendor notes with a face value of US$12,061,529 ($15,679,987); and

•	retention of loans and accounts payable of US$5,476,933 ($7,120,013).

BrightLeaf will use the consideration received to settle revolving loans of $4,226,381, accounts payable of $242,825, loans payable of $25,458,334 and members’ equity redemptions of $9,752,447. The vendor notes will bear interest at 12%, so the pro-forma interest expense for the three months ended September 30, 2017 is $470,400. For presentation purposes the members’ equity of BrightLeaf is allocated $4,568,851 to share capital and accumulated losses of $925,436 to deficit.

e)	Reverse acquisition of Arco

As a result of the share exchange described in note 2 between the Company and Cannex, the former shareholders of Cannex will acquire control of the Company. Accordingly, the acquisition constitutes a reverse acquisition of the Company.

For accounting purposes, Cannex will be treated as the accounting parent company (legal subsidiary) and Arco will be treated as the accounting subsidiary (legal parent). As Cannex was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these pro-forma consolidated financial statements at their historical carrying value, with the share capital, reserves and deficit of Arco being eliminated at the date of acquisition.

The cost of an acquisition should be based on the fair value of consideration given, except when the fair value of the consideration given is not clearly evident. In such a case, the fair value of the net assets acquired is used. The consideration of the acquisition is therefore $2,000,000, calculated as 2,000,000 common shares at $1.00 per share, and is determined as the fair value of the number of shares that Cannex would have had to issue to the shareholders of Arco to give the shareholders of Arco the same percentage equity interest in the combined entity that results from the reverse acquisition. The total purchase price of $2,000,000 has been allocated as follows:

Cash	$62
Receivables	13,847
Accounts payable and accrued liabilities	(86,656)
Reclamation provision	(48,344)
Share listing cost	2,121,091
Purchase price	$2,000,000

A listing expense of $2,121,091 has been included in deficit to reflect the difference between the fair value of the amount paid and the fair value of the net assets received from Arco in accordance with IFRS 2 – Share-based Payments.

6

4.	PRO-FORMA ADJUSTMENTS (Continued)

f)	Award of stock options

Immediately following closing, Arco will issue options to directors, officers, employees and consultants to acquire up to 11,650,000 common shares at $1.00 per share for a term of five years. The estimated value of these share purchase options is $8,656,000 assuming annualized volatility of 100% and a risk-free rate of return of 1.01% . The options vest as to one-third on closing of the Transaction, one-third after 12 months and one-third after 24 months. This amount has been amortized over the vesting term.

g)	Income taxes

BrightLeaf is a limited liability company or LLC, a structure that combines the pass-through taxation of a partnership with the limited liability of a corporation. If BrightLeaf had been a subsidiary of Cannex from May 1, 2017 onwards, the consolidated group would have been subject to US income taxes. These pro-forma financial statements assume that income taxes would have been payable at 35% and that taxable income would have been the same as accounting income.

h)

In connection with the Transaction, the Company expects to incur an additional $215,000 in costs related to audit, accounting, legal and regulatory services beyond those costs incurred to September 30, 2017.

Due to the uncertainty regarding the future profitability of Arco and Cannex, and the inability to directly offset Canadian losses against United States income, the future tax benefits of estimated Arco and Cannex losses have been fully reserved and no net tax benefit has been recorded in the pro-forma consolidated financial statements.

7

5.	LOSS PER SHARE

The calculation of the basic and diluted pro forma loss per share for the three months ended July 31, 2017 was based on the following:

Three Months Ended
July 31, 2017

Loss for the period	$(7,333,341)
Weighted average number of shares outstanding	175,494,062
Loss per share, basic and diluted	$(0.04)

Diluted pro-forma loss per share for the three months ended July 31, 2017 is the same as basic loss per share as the exercise of the 20,000,000 financing warrants, 1,814,000 broker warrants and 3,883,333 exercisable options would be anti-dilutive.

6.	SHARE CAPITAL

	Note	Number of Common Shares	Amount

Arco share capital at July 31, 2017		9,387,323	13,777,229
Arco share for debt settlement	4 a)	3,720,000	567,622
Effect of share consolidation	4 a)	(11,107,323)	-
Cannex share capital at September 30, 2017		35,710,411	517,205
Cannex issuance of shares for services	4 b)	30,000,000	600,000
Cannex issuance of shares for cash at $0.02 per share	4 b)	60,439,944	1,208,799
Cannex issance of shares for cash at $0.10 per share	4 b)	7,343,707	734,371
Subscription receipt financing, net of offering costs	4 c)	40,000,000	37,123,000
Redemption of BrightLeaf members	4 d)	-	(9,752,447)
Reclassify BrightLeaf members' equity, excluding accmulated losses, to share capital	4 d)	-	4,568,851
Adjustment to equity on recapitalization of Cannex	4 e)	-	(12,344,851)
Pro-forma share capital at July 31, 2017		175,494,062	36,999,779

8

APPENDIX I

NEW OPTION PLANS

(see attached)

I-1

1

ARCO RESOURCES CORP.

(the “COMPANY”)

STOCK OPTION PLAN

Approved by the board of directors effective on January ¤, 2018.

1

TABLE OF CONTENTS

2

STOCK OPTION PLAN

SECTION 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

As used herein, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the meanings set forth below:

(a)	“Administrator” means such Executive or Employee of the Company as may be designated as Administrator by the Committee from time to time, or, if no such person is appointed, the Committee itself.

(b)	“Associate” means, where used to indicate a relationship with any person:

	(i)	any relative, including the spouse of that person or a relative of that person’s spouse, where the relative has the same home as the person;

	(ii)	any partner, other than a limited partner, of that person;

	(iii)	any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity; and

(iv)

any corporation of which such person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the corporation.

(c)

“Black-Out” means a restriction imposed by the Company on all or any of its directors, officers, employees, insiders or persons in a special relationship whereby they are to refrain from trading in the Company’s securities until the restriction has been lifted by the Company.

(d)	“Board” means the board of directors of the Company.

(e)	“Change of Control” means an occurrence when either:

	(i)	a Person or Entity, other than the current “control person” of the Company (as that term is defined in the Securities Act), becomes a “control person” of the Company; or

	(ii)	a majority of the directors elected at any annual or extraordinary general meeting of shareholders of the Company are not individuals nominated by the Company’s then- incumbent Board.

(f)		“Class A Shares” means the Class A convertible restricted voting shares of the Company.

(g)		“Class A Share Option Plan” means the Company’s stock option plan for Class A Shares approved by the Board effective on January ♦, 2018.

(h)		“Code” means the United States Internal Revenue Code of 1086, as amended, and any regulations thereunder.

(i)	“Committee” means a committee of the Board to which the responsibility of approving the grant of stock options has been delegated, or if no such committee is appointed, the Board itself.

(j)	“Common Shares” means common shares of the Company.

(k)	“Company” means Arco Resources Corp.;

(l)	“Consultant” means an individual who:

(i)

is engaged to provide, on an ongoing bona fide basis, consulting, technical, management or other services to the Company or any Subsidiary other than services provided in relation to a “distribution” (as that term is described in the Securities Act);

(ii) provides the services under a written contract between the Company or any Subsidiary and the individual or a Consultant Entity (as defined in clause (i)(v) below);

(iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or any Subsidiary; and

(iv)

has a relationship with the Company or any Subsidiary that enables the individual to be knowledgeable about the business and affairs of the Company or is otherwise permitted by applicable Regulatory Rules to be granted Options as a Consultant or as an equivalent thereof, and includes:

(v) a corporation of which the individual is an employee or shareholder or a partnership of which the individual is an employee or partner (a “Consultant Entity”); or

(vi) an RRSP or RRIF established by or for the individual under which he or she is the beneficiary.

(m)

“Disability” means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than 12 months, and which causes an individual to be unable to engage in any substantial gainful activity, or any other condition of impairment that the Committee, acting reasonably, determines constitutes a disability.

(n)	“Employee” means:

(i)

an individual who works full-time or part-time for the Company or any Subsidiary and such other individual as may, from time to time, be permitted by applicable Regulatory Rules to be granted Options as an employee or as an equivalent thereto; or

(ii)

an individual who works for the Company or any Subsidiary either full-time or on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company or any Subsidiary over the details and methods of work as an employee of the Company or any Subsidiary, but for whom income tax deductions are not made at source, and includes:

(iii) a corporation wholly-owned by such individual; and

(iv) any RRSP or RRIF established by or for such individual under which he or she is the beneficiary.

(o)	“Exchange” means the stock exchange upon which the Common Shares principally trade.

(p)	“Executive” means an individual who is a director or officer of the Company or a Subsidiary, and includes:

(i) a corporation wholly-owned by such individual; and

(ii) any RRSP or RRIF established by or for such individual under which he or she is the beneficiary.

(q)	“Exercise Notice” means the written notice of the exercise of an Option, in the form set out as Schedule B hereto, duly executed by the Option Holder.

(r)

“Exercise Period” means the period during which a particular Option may be exercised and is the period from and including the Grant Date through to and including the Expiry Time on the Expiry Date provided, however, that no Option can be exercised unless and until all necessary Regulatory Approvals have been obtained.

(s)	“Exercise Price” means the price at which an Option is exercisable as determined in accordance with section 5.3.

(t)	“Expiry Date” means the date the Option expires as set out in the Option Certificate or as otherwise determined in accordance with sections 5.4, 6.2, 6.3, 6.4 or 11.4.

(u)	“Expiry Time” means the time the Option expires on the Expiry Date, which is 4:00 p.m. local time in Vancouver, British Columbia, Canada on the Expiry Date.

(v)

“Grant Date” means the date on which the Committee grants a particular Option, which is the date the Option comes into effect provided however that no Option can be exercised unless and until all necessary Regulatory Approvals have been obtained.

(w)	“Incentive Stock Option” means an Option that is labelled or described as an Incentive Stock Option and which qualifies as an Incentive Stock Option within the meaning of Section 422(b) of the Code.

(x)	“Insider” means an insider as that term is defined in the Securities Act.

(y)	“Market Value” means the market value of the Common Shares as determined in accordance with section 5.3.

(z)	“Non-Statutory Stock Option” means an Option granted to a Holder who is a resident of the United States which is not intended to be or does not qualify as an Incentive Stock Option.

(aa)

“Option” means a share purchase option granted pursuant to this Plan entitling the Option Holder to purchase Shares of the Company, and includes Incentive Stock Options and Non-Statutory Stock Options.

(bb)	“Option Certificate” means the certificate, in substantially the form set out as Schedule A hereto, evidencing the Option.

(cc)	“Option Holder” means a Person or Entity who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person.

(dd)

“Outstanding Issue” means the number of Common Shares and Class A Shares, taken together, that are outstanding (on a non-diluted basis) immediately prior to the Common Share issuance or grant of Option in question.

(ee)

“Person or Entity” means an individual, natural person, corporation, government or political subdivision or agency of a government, and where two or more persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such partnership, limited partnership, syndicate or group shall be deemed to be a Person or Entity.

(ff)	“Personal Representative” means:

(i) in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii) in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder.

(gg)	“Plan” means this Common Share stock option plan as from time to time amended.

(hh)	“Pre-Existing Options” has the meaning ascribed thereto in section 4.1.

(ii)

“Regulatory Approvals” means any necessary approvals of the Regulatory Authorities as may be required from time to time for the implementation, operation or amendment of this Plan or for the Options granted from time to time hereunder.

(jj)

“Regulatory Authorities” means all organized trading facilities on which the Shares are listed, and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company, this Plan or the Options granted from time to time hereunder.

(kk)

“Regulatory Rules” means all corporate and securities laws, regulations, rules, policies, notices, instruments and other orders of any kind whatsoever which may, from time to time, apply to the implementation, operation or amendment of this Plan or the Options granted from time to time hereunder including, without limitation, those of the applicable Regulatory Authorities.

(ll)	“Securities Act” means the Securities Act (British Columbia), RSBC 1996, c.418 as from time to time amended.

(mm)	“Share” or “Shares” means, as the case may be, one or more Common Shares without par value in the capital stock of the Company.

(nn)	“Subsidiary” means a wholly-owned or controlled subsidiary corporation of the Company.

(oo)

“Ten Percent Shareholder Participant” means a Holder to whom an Incentive Stock Option is granted pursuant to the provisions of the Plan who is, on the date of the grant, the owner of stock (as determined under Section 424(d) of the Code) possessing more than 10% of the total combined voting power of all classes of stock of the Company or its parent, if any, or its subsidiary corporations (as defined in Code Section 424(e)).

(pp)	“Triggering Event” means:

	(i)	the proposed dissolution, liquidation or wind-up of the Company;

(ii)

a proposed merger, amalgamation, arrangement or reorganization of the Company with one or more corporations as a result of which, immediately following such event, the shareholders of the Company as a group, as they were immediately prior to such event, are expected to hold less than a majority of the outstanding capital stock of the surviving corporation;

	(iii)	(iii) the proposed acquisition of all or substantially all of the issued and outstanding shares of the Company by one or more Persons or Entities;

	(iv)	a proposed Change of Control of the Company;

	(v)	the proposed sale or other disposition of all or substantially all of the assets of the Company; or

(vi)

a proposed material alteration of the capital structure of the Company which, in the opinion of the Committee, is of such a nature that it is not practical or feasible to make adjustments to this Plan or to the Options granted hereunder to permit the Plan and Options granted hereunder to stay in effect.

(qq)	“Vest” or “Vesting” means that a portion of the Option granted to the Option Holder which is available to be exercised by the Option Holder at any time and from time to time.

1.2	Choice of Law

The Plan is established under, and the provisions of the Plan shall be subject to and interpreted and construed solely in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein without giving effect to the conflicts of laws principles thereof and without reference to the laws of any other jurisdiction. The Company and each Option Holder hereby attorn to the jurisdiction of the Courts of British Columbia.

1.3	Headings

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

SECTION 2
GRANT OF OPTIONS

2.1	Grant of Options

The Committee shall, from time to time in its sole discretion, grant Options to such Persons or Entities and on such terms and conditions as are permitted under this Plan.

2.2	Record of Option Grants

The Committee shall be responsible to maintain a record of all Options granted under this Plan and such record shall contain, in respect of each Option:

(a)	the name and address of the Option Holder;

(b)	the category (Executive, Employee or Consultant) under which the Option was granted to him, her or it;

(c)	the designation of Options as Incentive Stock Options or Non-Statutory Options, as applicable;

(d)	the Grant Date and Expiry Date of the Option;

(e)	the number of Shares which may be acquired on the exercise of the Option and the Exercise Price of the Option;

(f)	the vesting and other additional terms, if any, attached to the Option; and

(g)	the particulars of each and every time the Option is exercised.

2.3	Effect of Plan

All Options granted pursuant to the Plan shall be subject to the terms and conditions of the Plan notwithstanding the fact that the Option Certificates issued in respect thereof do not expressly contain such terms and conditions but instead incorporate them by reference to the Plan. The Option Certificates will be issued for convenience only and in the case of a dispute with regard to any matter in respect thereof, the provisions of the Plan and the records of the Company shall prevail over the terms and conditions in the Option Certificate, save and except as noted below. Each Option will also be subject to, in addition to the provisions of the Plan, the terms and conditions contained in the schedules, if any, attached to the Option Certificate for such Option. Should the terms and conditions contained in such schedules be inconsistent with the provisions of the Plan, such terms and conditions will supersede the provisions of the Plan.

SECTION 3
PURPOSE AND PARTICIPATION

3.1	Purpose of Plan

The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Executives, Employees and Consultants to contribute toward the long term goals of the Company, and to encourage such individuals to acquire Shares of the Company as long term investments.

3.2	Participation in Plan

The Committee shall, from time to time and in its sole discretion, determine those Executives, Employees and Consultants to whom Options are to be granted.

3.3	Limits on Option Grants

The following limitations shall apply to the Plan and all Options thereunder:

(a)

the maximum number of Options which may be granted to any one Option Holder under the Plan within any 12 month period shall be 5% of the Outstanding Issue (unless the Company has obtained disinterested shareholder approval if required by Regulatory Rules);

(b)

if required by Regulatory Rules, disinterested shareholder approval is required to the grant to Insiders, within a 12 month period, of a number of Options which, when added to the number of outstanding incentive stock options granted to Insiders within the previous 12 months, exceed 10% of the Outstanding Issue;

(c)	with respect to section 5.1, the Expiry Date of an Option shall be no later than the tenth anniversary of the Grant Date of such Option;

(d)	the maximum number of Options which may be granted to any one Consultant within any 12 month period must not exceed 2% of the Outstanding Issue; and

(e)

the maximum number of Options which may be granted within any 12 month period to Employees or Consultants engaged in investor relations activities must not exceed 2% of the Outstanding Issue and such options must vest in stages over 12 months with no more than 25% of the Options vesting in any three month period, and such limitation will not be an amendment to this Plan requiring the Option Holders consent under section 9.2 of this Plan.

3.4	Notification of Grant

Following the granting of an Option, the Administrator shall, within a reasonable period of time, notify the Option Holder in writing of the grant and shall enclose with such notice the Option Certificate representing the Option so granted. In no case will the Company be required to deliver an Option Certificate to an Option Holder until such time as the Company has obtained all necessary Regulatory Approvals for the grant of the Option.

3.5	Copy of Plan

Each Option Holder, concurrently with the notice of the grant of the Option, shall be provided with a copy of the Plan. A copy of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder.

3.6	Limitation on Service

The Plan does not give any Option Holder that is an Executive the right to serve or continue to serve as an Executive of the Company or any Subsidiary, nor does it give any Option Holder that is an Employee or Consultant the right to be or to continue to be employed or engaged by the Company or any Subsidiary.

3.7	No Obligation to Exercise

Option Holders shall be under no obligation to exercise Options.

3.8	Agreement

The Company and every Option Holder granted an Option hereunder shall be bound by and subject to the terms and conditions of this Plan. By accepting an Option granted hereunder, the Option Holder has expressly agreed with the Company to be bound by the terms and conditions of this Plan. In the event that the Option Holder receives his, her or its Options pursuant to an oral or written agreement with the Company or a Subsidiary, whether such agreement is an employment agreement, consulting agreement or any other kind of agreement of any kind whatsoever, the Option Holder acknowledges that in the event of any inconsistency between the terms relating to the grant of such Options in that agreement and the terms attaching to the Options as provided for in this Plan, the terms provided for in this Plan shall prevail and the other agreement shall be deemed to have been amended accordingly.

3.9	Notice

Any notice, delivery or other correspondence of any kind whatsoever to be provided by the Company to an Option Holder will be deemed to have been provided if provided to the last home address, fax number or email address of the Option Holder in the records of the Company and the Company shall be under no obligation to confirm receipt or delivery.

3.10	Representation

As a condition precedent to the issuance of an Option, the Company must be able to represent to the Exchange as of the Grant Date that the Option Holder is a bona fide Executive, Employee or Consultant of the Company or any Subsidiary.

SECTION 4

NUMBER OF SHARES UNDER PLAN

4.1	Board to Approve Issuance of Shares

The Committee shall approve by resolution the issuance of all Shares to be issued to Option Holders upon the exercise of Options, such authorization to be deemed effective as of the Grant Date of such Options regardless of when it is actually done. The Committee shall be entitled to approve the issuance of Shares in advance of the Grant Date, retroactively after the Grant Date, or by a general approval of this Plan.

4.2	Number of Shares

Subject to adjustment as provided for herein and to Section 12, the number of Shares which will be available for purchase pursuant to Options granted pursuant to this Plan, plus any other outstanding incentive stock options of the Company granted pursuant to the Class A Stock Option Plan or a previous stock option plan or agreement, will not exceed 10% of the Outstanding Issue. If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of such expired or terminated Option shall again be available for the purposes of granting Options pursuant to this Plan.

4.3	Fractional Shares

No fractional shares shall be issued upon the exercise of any Option and, if as a result of any adjustment, an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made for the fractional interest.

SECTION 5

TERMS AND CONDITIONS OF OPTIONS

5.1	Exercise Period of Option

Subject to sections 5.4, 6.2, 6.3, 6.4 and 11.4, the Grant Date and the Expiry Date of an Option shall be the dates fixed by the Committee at the time the Option is granted and shall be set out in the Option Certificate issued in respect of such Option. No Incentive Stock Option may be granted after ten (10) years from the date of this Plan. The term and expiry date of any Incentive Stock Option granted to a Ten Percent Shareholder Participant shall not exceed five (5) years from Grant Date of such Incentive Stock Option.

5.2	Number of Shares Under Option

The number of Shares which may be purchased pursuant to an Option shall be determined by the Committee and shall be set out in the Option Certificate issued in respect of the Option.

5.3	Exercise Price of Option

The Exercise Price at which an Option Holder may purchase a Share upon the exercise of an Option shall be determined by the Committee and shall be set out in the Option Certificate issued in respect of the Option. The Exercise Price shall not be less than the Market Value of the Shares as of the Grant Date. The Market Value of the Shares for a particular Grant Date shall be determined as follows:

(a)

for each organized trading facility on which the Shares are listed, Market Value will be the closing trading price of the Shares on the day immediately preceding the Grant Date, and may be less than this price if it is within the discounts permitted by the applicable Regulatory Authorities;

(b)

if the Company’s Shares are listed on more than one organized trading facility, the Market Value shall be the Market Value as determined in accordance with subparagraph (a) above for the primary organized trading facility on which the Shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary Regulatory Approvals;

(c)

if the Company’s Shares are listed on one or more organized trading facilities but have not traded during the ten trading days immediately preceding the Grant Date, then the Market Value will be, subject to any adjustments as may be required to secure all necessary Regulatory Approvals, such value as is determined by the Committee; and

(d)

if the Company’s Shares are not listed on any organized trading facility, then the Market Value will be, subject to any adjustments as may be required to secure all necessary Regulatory Approvals, such value as is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arms’ length. Notwithstanding anything else contained herein, in no case will the Market Value be less than the minimum prescribed by each of the organized trading facilities that would apply to the Company on the Grant Date in question.

Notwithstanding the foregoing, the Exercise Price of Shares subject to an Incentive Stock Option granted under the Plan to a Ten Percent Shareholder Participant shall be not less than 110% of the fair market value of the Shares on the Grant Date as determined in good faith by the Committee at the Grant Date.

5.4	Incentive Stock Options.

Incentive Stock Options may only be granted to Employees who are resident in the United States. To the extent that Options designated as Incentive Stock Options become exercisable by a Holder for the first time during any calendar year for Shares having a fair market value greater than US$100,000, the portion of such Options which exceeds such amount shall not be treated as Incentive Stock Options but instead shall be treated as Non-Statutory Stock Options. For the purposes of this Section 5.4, Options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the fair market value of Shares shall be determined as of the Grant Date of the Option with respect to such Shares. If the Code is amended to provide for a different limitation than that set forth in this Section 5.4, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as may be required or permitted by such amendment to the Code. If an Option is treated as a Non-Statutory Option in part by reason of the limitation set forth in this Section 5.4, the Holder may designate which portion of such Option the Holder is exercising at any given time. In the absence of such designation, the Holder shall be deemed to have exercised the Incentive Stock Option portion of the Option first. The Company shall have no liability to a Holder, or any other party, if any Option (or any part thereof) intended to be an Incentive Stock Option is not an Incentive Stock Option.

5.5	Termination of Option

Subject to such other terms or conditions that may be attached to Options granted hereunder, an Option Holder may exercise an Option in whole or in part at any time and from time to time during the Exercise Period. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of the Expiry Time on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by the Committee at the time the Option is granted as set out in the Option Certificate and the date established, if applicable, in paragraphs (a) or (b) below or sections 6.2, 6.3, 6.4, or 11.4 of this Plan:

(a)

Ceasing to Hold Office - In the event that the Option Holder holds his or her Option as an Executive and such Option Holder ceases to hold such position other than by reason of death or Disability, the Expiry Date of the Option shall be, unless otherwise determined by the Committee and expressly provided for in the Option Certificate, the 30th day following the date the Option Holder ceases to hold such position unless the Option Holder ceases to hold such position as a result of:

	(i)	ceasing to meet the qualifications set forth in the corporate legislation applicable to the Company;

	(ii)	a special resolution having been passed by the shareholders of the Company removing the Option Holder as a director of the Company or any Subsidiary; or

	(iii)	an order made by any Regulatory Authority having jurisdiction to so order,

in which case the Expiry Date shall be the date the Option Holder ceases to hold such position; OR

(b)

Ceasing to be Employed or Engaged - In the event that the Option Holder holds his or her Option as an Employee or Consultant and such Option Holder ceases to hold such position other than by reason of death or Disability, the Expiry Date of the Option shall be, unless otherwise determined by the Committee and expressly provided for in the Option Certificate, the 30th day following the date the Option Holder ceases to hold such position, unless the Option Holder ceases to hold such position as a result of:

	(i)	termination for cause;

	(ii)	resigning his or her position; or

	(iii)	an order made by any Regulatory Authority having jurisdiction to so order,

in which case the Expiry Date shall be the date the Option Holder ceases to hold such position.

In the event that the Option Holder ceases to hold the position of Executive, Employee or Consultant for which the Option was originally granted, but comes to hold a different position as an Executive, Employee or Consultant prior to the expiry of the Option, the Committee may, in its sole discretion, choose to permit the Option to stay in place for that Option Holder with such Option then to be treated as being held by that Option Holder in his or her new position and such will not be considered to be an amendment to the Option in question requiring the consent of the Option Holder under section 9.2 of this Plan. Notwithstanding anything else contained herein, in no case will an Option be exercisable later than the Expiry Date of the Option.

5.6	Vesting of Option and Acceleration

The vesting schedule for an Option, if any, shall be determined by the Committee and shall be set out in the Option Certificate issued in respect of the Option. The Committee may elect, at any time, to accelerate the vesting schedule of one or more Options including, without limitation, on a Triggering Event, and such acceleration will not be considered an amendment to the Option in question requiring the consent of the Option Holder under section 9.2 of this Plan.

5.7	Additional Terms

Subject to all applicable Regulatory Rules and all necessary Regulatory Approvals, the Committee may attach additional terms and conditions to the grant of a particular Option, such terms and conditions to be set out in a schedule attached to the Option Certificate. The Option Certificates will be issued for convenience only, and in the case of a dispute with regard to any matter in respect thereof, the provisions of this Plan and the records of the Company shall prevail over the terms and conditions in the Option Certificate, save and except as noted below. Each Option will also be subject to, in addition to the provisions of the Plan, the terms and conditions contained in the schedules, if any, attached to the Option Certificate for such Option. Should the terms and conditions contained in such schedules be inconsistent with the provisions of the Plan, such terms and conditions will supersede the provisions of the Plan.

SECTION 6
TRANSFERABILITY OF OPTIONS

6.1	Non-transferable

An Incentive Stock Option shall not be assignable or transferable by any Holder and, subject to section 6.2 hereof, may be exercised during the life of the Holder only by the Holder. An Option other than an Incentive Stock Option are non-assignable and non-transferable, except as provided otherwise in this section 6.

6.2	Death of Option Holder

In the event of the Option Holder’s death, any Options held by such Option Holder shall pass to the Personal Representative of the Option Holder and shall be exercisable by the Personal Representative on or before the date which is the earlier of one year following the date of death and the applicable Expiry Date.

6.3	Disability of Option Holder

If the employment or engagement of an Option Holder as an Employee or Consultant or the position of an Option Holder as a director or officer of the Company or a Subsidiary is terminated by the Company by reason of such Option Holder’s Disability, any Options held by such Option Holder shall be exercisable by such Option Holder or by the Personal Representative on or before the date which is the earlier of one year following the termination of employment, engagement or appointment as a director or officer and the applicable Expiry Date.

6.4	Disability and Death of Option Holder

If an Option Holder has ceased to be employed, engaged or appointed as a director or officer of the Company or a Subsidiary by reason of such Option Holder’s Disability and such Option Holder dies within one year after the termination of such engagement, any Options held by such Option Holder that could have been exercised immediately prior to his or her death shall pass to the Personal Representative of such Option Holder and shall be exercisable by the Personal Representative on or before the date which is the earlier of one year following the death of such Option Holder and the applicable Expiry Date.

6.5	Vesting

Unless the Committee determines otherwise, Options held by or exercisable by a Personal Representative shall, during the period prior to their termination, continue to vest in accordance with any vesting schedule to which such Options are subject.

6.6	Deemed Non-Interruption of Engagement

Employment or engagement by the Company shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Option Holder’s right to re-employment or re-engagement by the Company is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the Option Holder’s re-employment or re-engagement is not so guaranteed, then his or her employment or engagement shall be deemed to have terminated on the ninety-first day of such leave.

SECTION 7
EXERCISE OF OPTION

7.1	Exercise of Option

An Option may be exercised only by the Option Holder or the Personal Representative of any Option Holder. An Option Holder or the Personal Representative of any Option Holder may exercise an Option in whole or in part at any time and from time to time during the Exercise Period up to the Expiry Time on the Expiry Date by delivering to the Administrator the required Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft or wire transfer payable to the Company or its legal counsel in an amount equal to the aggregate Exercise Price of the Shares then being purchased pursuant to the exercise of the Option. Notwithstanding anything else contained herein, Options may not be exercised during a Black-Out unless the Committee determines otherwise.

7.2	Black Out Period

Notwithstanding the foregoing, except in the case of Incentive Stock Options, if an Option expires, terminates or is cancelled (other than an expiry, termination or cancellation pursuant to section 5.5(a)(i)(ii) or (iii) or section 5.5(b)(i)(ii) or (iii) above) within or immediately after a Black Out, the Holder may elect for the term of such Option to be extended to the date which is ten (10) business days after the last day of the Black Out; provided, that, the expiration date as extended by this section 7.2 will not in any event be beyond the later of: (i) December 31 of the calendar year in which the Option was otherwise due to expire; and (ii) the 15th day of the third month following the month in which the Option was otherwise due to expire.

7.3	Issue of Share Certificates

As soon as reasonably practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate for the Shares so purchased. If the number of Shares so purchased is less than the number of Shares subject to the Option Certificate surrendered, the Administrator shall also provide a new Option Certificate for the balance of Shares available under the Option to the Option Holder concurrent with delivery of the Share Certificate.

7.4	No Rights as Shareholder

Until the date of the issuance of the certificate for the Shares purchased pursuant to the exercise of an Option, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option, unless the Committee determines otherwise. In the event of any dispute over the date of the issuance of the certificates, the decision of the Committee shall be final, conclusive and binding.

7.5	Tax Withholding and Procedures

Notwithstanding anything else contained in this Plan, the Company may, from time to time, implement such procedures and conditions as it determines appropriate with respect to the withholding and remittance of taxes imposed under applicable law, or the funding of related amounts for which liability may arise under such applicable law. Without limiting the generality of the foregoing, an Option Holder who wishes to exercise an Option must, in addition to following the procedures set out in 7.1 and elsewhere in this Plan, and as a condition of exercise:

(a)	deliver a certified cheque, wire transfer or bank draft payable to the Company for the amount determined by the Company to be the appropriate amount on account of such taxes or related amounts;

(b)	otherwise ensure, in a manner acceptable to the Company (if at all) in its sole and unfettered discretion, that the amount will be securely funded; or

(c)	and must in all other respects follow any related procedures and conditions imposed by the Company.

SECTION 8
ADMINISTRATION

8.1	Board or Committee

The Plan shall be administered by the Administrator with oversight by the Committee.

8.2	Powers of Committee

The Committee shall have the authority to do the following:

(a)	oversee the administration of the Plan in accordance with its terms;

(b)	appoint or replace the Administrator from time to time;

(c)	determine all questions arising in connection with the administration, interpretation and application of the Plan, including all questions relating to the Market Value;

(d)	correct any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(e)	prescribe, amend, and rescind rules and regulations relating to the administration of the Plan;

(f)

determine the duration and purposes of leaves of absence from employment or engagement by the Company which may be granted to Option Holders without constituting a termination of employment or engagement for purposes of the Plan;

(g)	do the following with respect to the granting of Options:

(i) determine the Executives, Employees or Consultants to whom Options shall be granted, based on the eligibility criteria set out in this Plan;

(ii)

determine the terms of the Option to be granted to an Option Holder including, without limitation, the Grant Date, Expiry Date, Exercise Price and vesting schedule (which need not be identical with the terms of any other Option);

(iii) subject to any necessary Regulatory Approvals and section 9.2, amend the terms of any Options;

(iv) determine when Options shall be granted;

	(v)	determine the number of Shares subject to each Option; and

	(vi)	to designate Options as Incentive Stock Options or Non-Statutory Options, as applicable;

(h)	accelerate the vesting schedule of any Option previously granted; and

(i)	make all other determinations necessary or advisable, in its sole discretion, for the administration of the Plan.

8.3	Administration by Committee

All determinations made by the Committee in good faith shall be final, conclusive and binding upon all persons. The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan.

8.4	Interpretation

The interpretation by the Committee of any of the provisions of the Plan and any determination by it pursuant thereto shall be final, conclusive and binding and shall not be subject to dispute by any Option Holder. No member of the Committee or any person acting pursuant to authority delegated by it hereunder shall be personally liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Committee and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

SECTION 9
APPROVALS AND AMENDMENT

9.1	Shareholder Approval of Plan

If required by a Regulatory Authority or by the Committee, this Plan may be made subject to the approval of the shareholders of the Company as prescribed by the Regulatory Authority. If shareholder approval is required, any Options granted under this Plan prior to such time will not be exercisable or binding on the Company unless and until such shareholder approval is obtained.

9.2	Amendment of Option or Plan

Subject to any required Regulatory Approvals, the Committee may from time to time amend any existing Option or the Plan or the terms and conditions of any Option thereafter to be granted provided that where such amendment relates to an existing Option and it would:

(a)	materially decrease the rights or benefits accruing to an Option Holder; or

(b)

materially increase the obligations of an Option Holder; then, unless otherwise excepted out by a provision of this Plan, the Committee must also obtain the written consent of the Option Holder in question to such amendment. If at the time the Exercise Price of an Option is reduced the Option Holder is an Insider of the Company, the Insider must not exercise the option at the reduced Exercise Price until the reduction in Exercise Price has been approved by the disinterested shareholders of the Company, if required by the Exchange.

SECTION 10

CONDITIONS PRECEDENT TO ISSUANCE OF OPTIONS AND SHARES

10.1	Compliance with Laws

An Option shall not be granted or exercised, and Shares shall not be issued pursuant to the exercise of any Option, unless the grant and exercise of such Option and the issuance and delivery of such Shares comply with all applicable Regulatory Rules, and such Options and Shares will be subject to all applicable trading restrictions in effect pursuant to such Regulatory Rules and the Company shall be entitled to legend the Option Certificates and the certificates representing such Shares accordingly.

10.2	Regulatory Approvals

In administering this Plan, the Committee will seek any Regulatory Approvals which may be required. The Committee will not permit any Options to be granted without first obtaining the necessary Regulatory Approvals unless such Options are granted conditional upon such Regulatory Approvals being obtained. The Committee will make all filings required with the Regulatory Authorities in respect of the Plan and each grant of Options hereunder. No Option granted will be exercisable or binding on the Company unless and until all necessary Regulatory Approvals have been obtained. The Committee shall be entitled to amend this Plan and the Options granted hereunder in order to secure any necessary Regulatory Approvals and such amendments will not require the consent of the Option Holders under section 9.2 of this Plan.

10.3	Inability to Obtain Regulatory Approvals

The Company’s inability to obtain Regulatory Approval from any applicable Regulatory Authority, which Regulatory Approval is deemed by the Committee to be necessary to complete the grant of Options hereunder, the exercise of those Options or the lawful issuance and sale of any Shares pursuant to such Options, shall relieve the Company of any liability with respect to the failure to complete such transaction.

SECTION 11
ADJUSTMENTS AND TERMINATION

11.1	Termination of Plan

Subject to any necessary Regulatory Approvals, the Committee may terminate or suspend the Plan. Unless earlier terminated as provided in this section 11, the Plan shall terminate on, and no more Options shall be granted under the Plan after, the tenth anniversary of the date of the Exchange’s acceptance of the Plan.

11.2	No Grant During Suspension of Plan

No Option may be granted during any suspension, or after termination, of the Plan. Suspension or termination of the Plan shall not, without the consent of the Option Holder, alter or impair any rights or obligations under any Option previously granted.

11.3	Alteration in Capital Structure

If there is a material alteration in the capital structure of the Company and the Shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted for, the Committee shall make such adjustments to this Plan and to the Options then outstanding under this Plan as the Committee determines to be appropriate and equitable under the circumstances, so that the proportionate interest of each Option Holder shall, to the extent practicable, be maintained as before the occurrence of such event. Such adjustments may include, without limitation:

(a)	a change in the number or kind of shares of the Company covered by such Options; and

(b)

a change in the Exercise Price payable per Share provided, however, that the aggregate Exercise Price applicable to the unexercised portion of existing Options shall not be altered, it being intended that any adjustments made with respect to such Options shall apply only to the Exercise Price per Share and the number of Shares subject thereto.

For purposes of this section 11.3, and without limitation, neither:

(c)	the issuance of additional securities of the Company in exchange for adequate consideration (including services); nor

(d)

the conversion of outstanding securities of the Company into Shares shall be deemed to be material alterations of the capital structure of the Company. Any adjustment made to any Options pursuant to this section 11.3 shall not be considered an amendment requiring the Option Holder’s consent for the purposes of section 9.2 of this Plan.

11.4	Triggering Events

Subject to the Company complying with section 11.5 and any necessary Regulatory Approvals and notwithstanding any other provisions of this Plan or any Option Certificate, the Committee may, without the consent of the Option Holder or Holders in question:

(a)	cause all or a portion of any of the Options granted under the Plan to terminate upon the occurrence of a Triggering Event; or

(b)

cause all or a portion of any of the Options granted under the Plan to be exchanged for incentive stock options of another corporation upon the occurrence of a Triggering Event in such ratio and at such exercise price as the Committee deems appropriate, acting reasonably.

Such termination or exchange shall not be considered an amendment requiring the Option Holder’s consent for the purpose of section 9.2 of the Plan.

11.5	Notice of Termination by Triggering Event

In the event that the Committee wishes to cause all or a portion of any of the Options granted under this Plan to terminate on the occurrence of a Triggering Event, it must give written notice to the Option Holders in question not less than 10 days prior to the consummation of a Triggering Event so as to permit the Option Holder the opportunity to exercise the vested portion of the Options prior to such termination. Upon the giving of such notice and subject to any necessary Regulatory Approvals, all Options or portions thereof granted under the Plan which the Company proposes to terminate shall become immediately exercisable notwithstanding any contingent vesting provision to which such Options may have otherwise been subject.

11.6	Determinations to be Made By Committee

Adjustments and determinations under this section 11 shall be made by the Committee, whose decisions as to what adjustments or determination shall be made, and the extent thereof, shall be final, binding, and conclusive.

SECTION 12
ADJUSTMENTS AND TERMINATION

12.1	Maximum Number of Options

Notwithstanding anything contained in the Plan to the contrary, the maximum number of options the committee can grant is 10% of the number of Common Shares. For the avoidance of doubt, the maximum number of stock options granted under the Class A Share Option Plan and this Plan must not exceed 10% of the Outstanding Issue.

SCHEDULE A

[Include legends prescribed by Regulatory Authorities, if required.]

ARCO RESOURCES CORP.

STOCK OPTION PLAN - OPTION CERTIFICATE

This Option Certificate is issued pursuant to the provisions of the Stock Option Plan (the “Plan”) of Arco Resources Corp. (the “Company”) and evidences that •[Name of Option Holder] is the holder (the “Option Holder”) of an option (the “Option”) to purchase up to • common shares (the “Common Shares”) in the capital stock of the Company at a purchase price of Cdn.$• per Common Share (the “Exercise Price”). This Option may be exercised at any time and from time to time from and including the following Grant Date through to and including up to 4:00 p.m. local time in Vancouver, British Columbia, Canada (the “Expiry Time”) on the following Expiry Date:

(a)	the Grant Date of this Option is •, 20•; and

(b)	subject to sections 5.4, 6.2, 6.3, 6.4 and 11.4 of the Plan, the Expiry Date of this Option is •,20•.

To exercise this Option, the Option Holder must deliver to the Administrator of the Plan, prior to the Expiry Time on the Expiry Date, an Exercise Notice, in the form provided in the Plan, which is incorporated by reference herein, together with the original of this Option Certificate and a certified cheque or bank draft payable to the Company or its legal counsel in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This Option Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This Option Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail. This Option is also subject to the terms and conditions contained in the schedules, if any, attached hereto.

[Include legends prescribed by Regulatory Authorities, if required.]

If the Option Holder is a resident or citizen of the United States of America at the time of the exercise of the Option, the certificate(s) representing the Shares will be endorsed with the following or a similar legend:

“The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, of the United States of America (the “Act”) or the securities laws of any state (“State”) of the United States of America and may not be sold, transferred, pledged, hypothecated or distributed, directly or indirectly, to a U.S. person (as defined in Regulation S adopted by the U.S. Securities and Exchange Commission under the Act) or within the United States unless such securities are (i) registered under the Act and any applicable State securities act (a “State Act”), or (ii) exempt from registration under the Act and any applicable State Act and the Company has received an opinion of counsel to such effect reasonably satisfactory to it, or (iii) sold in accordance with Regulation S and the Company has received an opinion of counsel to such effect reasonably satisfactory to it.”

Arco Resources Corp.
by its authorized signatory:

The Option Holder acknowledges receipt of a copy of the Plan and represents to the Company that the Option Holder is familiar with the terms and conditions of the Plan, and hereby accepts this Option subject to all of the terms and conditions of the Plan. The Option Holder agrees to execute, deliver, file and otherwise assist the Company in filing any report, undertaking or document with respect to the awarding of the Option and exercise of the Option, as may be required by the Regulatory Authorities. The Option Holder further acknowledges that if the Plan has not been approved by the shareholders of the Company on the Grant Date, this Option is not exercisable until such approval has been obtained.

Signature of Option Holder:

Signature	Date signed:

Print Name

Address

OPTION CERTIFICATE – SCHEDULE

[Complete the following additional terms and any other special terms, if applicable, or remove the inapplicable terms or this schedule entirely.]

The additional terms and conditions attached to the Option represented by this Option Certificate are as follows:

1.	The Options will not be exercisable unless and until they have vested and then only to the extent that they have vested. The Options will vest in accordance with the following:

	(a)	• Shares (•%) will vest and be exercisable on or after the Grant Date;

	(b)	• additional Shares (•%) will vest and be exercisable on or after • [date];

	(c)	• additional Shares (•%) will vest and be exercisable on or after • [date];

	(d)	• additional Shares (•%) will vest and be exercisable on or after • [date];

2.

Upon the Option Holder ceasing to hold a position with the Company, other than as a result of the events set out in paragraphs 5.4(a) or 5.4(b) of the Plan, the Expiry Date of the Option shall be • [Insert date desired that is longer or shorter than the standard 30 days as set out in the Plan] following the date the Option Holder ceases to hold such position.

Type of Option	Incentive Stock Option
(U.S. Employees only):	Non-Statutory Stock Option

SCHEDULE B

ARCO RESOURCES CORP.
STOCK OPTION PLAN

NOTICE OF EXERCISE OF OPTION

TO:	The Administrator, Stock Option Plan

•
• [ Address]

(or such other address as the Company may advise)

The undersigned hereby irrevocably gives notice, pursuant to the Stock Option Plan (the “Plan”) of Arco Resources Corp. (the “Company”), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(a)	all of the Common Shares; or

(b)	_______________ of the Common Shares;

which are the subject of the Option Certificate attached hereto (attach your original Option Certificate). The undersigned tenders herewith a certified cheque or bank draft (circle one) payable to the Company in an amount equal to the aggregate Exercise Price of the aforesaid Shares and directs the Company to issue the certificate evidencing said Common Shares in the name of the undersigned to be mailed to the undersigned at the following address (provide full complete address):

_________________________________________
_________________________________________
_________________________________________
_________________________________________

The undersigned acknowledges the Option is not validly exercised unless this Notice is completed in strict compliance with this form and delivered to the required address with the required payment prior to 4:00 p.m. local time in Vancouver, British Columbia, Canada on the Expiry Date of the Option.

DATED the day _____________________of,_____________________________________ 20________________ ..

Signature of Option Holder

ARCO RESOURCES CORP.

(the “COMPANY”)

STOCK OPTION PLAN – CLASS A CONVERTIBLE
RESTRICTED VOTING SHARES

Approved by the board of directors effective on January ♦, 2018.

- ii -

STOCK OPTION PLAN – CLASS A CONVERTIBLE RESTRICTED VOTING SHARES

SECTION 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

As used herein, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the meanings set forth below:

(a)	“Administrator” means such Executive or Employee of the Company as may be designated as Administrator by the Committee from time to time, or, if no such person is appointed, the Committee itself.

(b)	“Associate” means, where used to indicate a relationship with any person:

(i)	any relative, including the spouse of that person or a relative of that person’s spouse, where the relative has the same home as the person;

(ii)	any partner, other than a limited partner, of that person;

(iii)	any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity; and

(iv)

any corporation of which such person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the corporation.

(c)

“Black-Out” means a restriction imposed by the Company on all or any of its directors, officers, employees, insiders or persons in a special relationship whereby they are to refrain from trading in the Company’s securities until the restriction has been lifted by the Company.

(d)	“Board” means the board of directors of the Company.

(e)	“Change of Control” means an occurrence when either:

(i)	a Person or Entity, other than the current “control person” of the Company (as that term is defined in the Securities Act), becomes a “control person” of the Company; or

(ii)	a majority of the directors elected at any annual or extraordinary general meeting of shareholders of the Company are not individuals nominated by the Company’s then- incumbent Board.

(f)	“Class A Shares” means the Class A convertible restricted voting shares of the Company.

(g)	“Code” means the United States Internal Revenue Code of 1986, as amended, and any regulations thereunder.

(h)	“Committee” means a committee of the Board to which the responsibility of approving the grant of stock options has been delegated, or if no such committee is appointed, the Board itself.

(i)	“Common Shares” means common shares of the Company.

(j)	“Common Share Option Plan” means the Company’s stock option plan for Common Shares approved by the Board effective on January ♦, 2018.

(k)	“Company” means Arco Resources Corp.

(l)	“Consultant” means an individual who:

(i)

is engaged to provide, on an ongoing bona fide basis, consulting, technical, management or other services to the Company or any Subsidiary other than services provided in relation to a “distribution” (as that term is described in the Securities Act);

(ii)	provides the services under a written contract between the Company or any Subsidiary and the individual or a Consultant Entity (as defined in clause (i)(v) below);

(iii)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or any Subsidiary; and

(iv)

has a relationship with the Company or any Subsidiary that enables the individual to be knowledgeable about the business and affairs of the Company or is otherwise permitted by applicable Regulatory Rules to be granted Options as a Consultant or as an equivalent thereof, and includes:

(v)	a corporation of which the individual is an employee or shareholder or a partnership of which the individual is an employee or partner (a “Consultant Entity”); or

(vi)	an RRSP or RRIF established by or for the individual under which he or she is the beneficiary.

(m)

“Disability” means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than 12 months, and which causes an individual to be unable to engage in any substantial gainful activity, or any other condition of impairment that the Committee, acting reasonably, determines constitutes a disability.

(n)	“Employee” means:

(i)

an individual who works full-time or part-time for the Company or any Subsidiary and such other individual as may, from time to time, be permitted by applicable Regulatory Rules to be granted Options as an employee or as an equivalent thereto; or

(ii)

an individual who works for the Company or any Subsidiary either full -time or on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company or any Subsidiary over the details and methods of work as an employee of the Company or any Subsidiary, but for whom income tax deductions are not made at source, and includes:

(iii)	a corporation wholly-owned by such individual; and

(iv)	any RRSP or RRIF established by or for such individual under which he or she is the beneficiary.

(o)	“Exchange” means the stock exchange upon which the Common Shares principally trade.

(p)	“Executive” means an individual who is a director or officer of the Company or a Subsidiary, and includes:

(i)	a corporation wholly-owned by such individual; and

(ii)	any RRSP or RRIF established by or for such individual under which he or she is the beneficiary.

(q)	“Exercise Notice” means the written notice of the exercise of an Option, in the form set out as Schedule B hereto, duly executed by the Option Holder.

(r)

“Exercise Period” means the period during which a particular Option may be exercised and is the period from and including the Grant Date through to and including the Expiry Time on the Expiry Date provided, however, that no Option can be exercised unless and until all necessary Regulatory Approvals have been obtained.

(s)	“Exercise Price” means the price at which an Option is exercisable as determined in accordance with section 5.3.

(t)	“Expiry Date” means the date the Option expires as set out in the Option Certificate or as otherwise determined in accordance with sections 5.4,6.2,6.3, 6.4 or 11.4.

(u)	“Expiry Time” means the time the Option expires on the Expiry Date, which is 4:00 p.m. local time in Vancouver, British Columbia, Canada on the Expiry Date.

(v)

“Grant Date” means the date on which the Committee grants a particular Option, which is the date the Option comes into effect provided however that no Option can be exercised unless and until all necessary Regulatory Approvals have been obtained.

(w)	“Incentive Stock Option” means an Option that is labelled or described as an Incentive Stock Option and which qualifies as an Incentive Stock Option within the meaning of section 422(b) of the Code.

(x)	“Insider” means an insider as that term is defined in the Securities Act .

(y)

“Market Value” means the market value of the Common Shares as determined in accordance with section 5.3. For the avoidance of doubt, for the purposes of the Plan the value of the Class A Shares is deemed to be the same price of the Common Shares.

(z)	“Non-Statutory Stock Option” means an Option granted to a Holder who is a resident of the United States which is not intended to be or does not qualify as an Incentive Stock Option.

(aa)

“Option” means a share purchase option granted pursuant to this Plan entitling the Option Holder to purchase Shares of the Company, and includes Incentive Stock Options and Non-Statutory Stock Options.

(bb)	“Option Certificate” means the certificate, in substantially the form set out as Schedule A hereto, evidencing the Option.

(cc)	“Option Holder” means a Person or Entity who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person.

(dd)

“Outstanding Issue” means the number of Class A Shares and Common Shares, taken together, that are outstanding (on a non-diluted basis) immediately prior to the Class A Share issuance or grant of Option in question.

(ee)

“Person or Entity” means an individual, natural person, corporation, government or political subdivision or agency of a government, and where two or more persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such partnership, limited partnership, syndicate or group shall be deemed to be a Person or Entity.

(ff)	“Personal Representative” means:

(i)	in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii)	in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder.

(gg)	“Plan” means this Class A Share stock option plan as from time to time amended.

(hh)	“Pre-Existing Options” has the meaning ascribed thereto in section 4.1.

(ii)

“Regulatory Approvals” means any necessary approvals of the Regulatory Authorities as may be required from time to time for the implementation, operation or amendment of this Plan or for the Options granted from time to time hereunder.

(jj)

“Regulatory Authorities” means all organized trading facilities on which the Shares are listed, and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company, this Plan or the Options granted from time to time hereunder.

(kk)

“Regulatory Rules” means all corporate and securities laws, regulations, rules, policies, notices, instruments and other orders of any kind whatsoever which may, from time to time, apply to the implementation, operation or amendment of this Plan or the Options granted from time to time hereunder including, without limitation, those of the applicable Regulatory Authorities.

(ll)	“Securities Act” means the Securities Act (British Columbia), RSBC 1996, c.418 as from time to time amended.

(mm)	“Share” or “Shares” means, as the case may be, one or more Class A Shares without par value in the capital stock of the Company.

(nn)	“Subsidiary” means a wholly-owned or controlled subsidiary corporation of the Company.

(oo)

“Ten Percent Shareholder Participant” means a Holder to whom an Incentive Stock Option is granted pursuant to the provisions of the Plan who is, on the date of the grant, the owner of stock (as determined under section 424(d) of the Code) possessing more than 10% of the total combined voting power of all classes of stock of the Company or its parent, if any, or its subsidiary corporations (as defined in Code section 424(e)).

(pp)	“Triggering Event” means:

(i)	the proposed dissolution, liquidation or wind-up of the Company;

(ii)

a proposed merger, amalgamation, arrangement or reorganization of the Company with one or more corporations as a result of which, immediately following such event, the shareholders of the Company as a group, as they were immediately prior to such event, are expected to hold less than a majority of the outstanding capital stock of the surviving corporation;

(iii)	the proposed acquisition of all or substantially all of the issued and outstanding shares of the Company by one or more Persons or Entities;

(iv)	a proposed Change of Control of the Company;

(v)	the proposed sale or other disposition of all or substantially all of the assets of the Company; or

(vi)

a proposed material alteration of the capital structure of the Company which, in the opinion of the Committee, is of such a nature that it is not practical or feasible to make adjustments to this Plan or to the Options granted hereunder to permit the Plan and Options granted hereunder to stay in effect.

(qq)	“Vest” or “Vesting” means that a portion of the Option granted to the Option Holder which is available to be exercised by the Option Holder at any time and from time to time.

1.2	Choice of Law

The Plan is established under, and the provisions of the Plan shall be subject to and interpreted and construed solely in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein without giving effect to the conflicts of laws principles thereof and without reference to the laws of any other jurisdiction. The Company and each Option Holder hereby attorn to the jurisdiction of the Courts of British Columbia.

1.3	Headings

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

SECTION 2
GRANT OF OPTIONS

2.1	Grant of Options

The Committee shall, from time to time in its sole discretion, grant Options to such Persons or Entities and on such terms and conditions as are permitted under this Plan.

2.2	Record of Option Grants

The Committee shall be responsible to maintain a record of all Options granted under this Plan and such record shall contain, in respect of each Option:

(a)	the name and address of the Option Holder;

(b)	the category (Executive, Employee or Consultant) under which the Option was granted to him, her or it;

(c)	the designation of Options as Incentive Stock Options or Non-Statutory Options, as applicable;

(d)	the Grant Date and Expiry Date of the Option;

(e)	the number of Shares which may be acquired on the exercise of the Option and the Exercise Price of the Option;

(f)	the vesting and other additional terms, if any, attached to the Option; and

(g)	the particulars of each and every time the Option is exercised.

2.3	Effect of Plan

All Options granted pursuant to the Plan shall be subject to the terms and conditions of the Plan notwithstanding the fact that the Option Certificates issued in respect thereof do not expressly contain such terms and conditions but instead incorporate them by reference to the Plan. The Option Certificates will be issued for convenience only and in the case of a dispute with regard to any matter in respect thereof, the provisions of the Plan and the records of the Company shall prevail over the terms and conditions in the Option Certificate, save and except as noted below. Each Option will also be subject to, in addition to the provisions of the Plan, the terms and conditions contained in the schedules, if any, attached to the Option Certificate for such Option. Should the terms and conditions contained in such schedules be inconsistent with the provisions of the Plan, such terms and conditions will supersede the provisions of the Plan.

SECTION 3
PURPOSE AND PARTICIPATION

3.1	Purpose of Plan

The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Executives, Employees and Consultants to contribute toward the long term goals of the Company, and to encourage such individuals to acquire Shares of the Company as long term investments.

3.2	Participation in Plan

The Committee shall, from time to time and in its sole discretion, determine those Executives, Employees and Consultants to whom Options are to be granted.

3.3	Limits on Option Grants

The following limitations shall apply to the Plan and all Options thereunder:

(a)

the maximum number of Options which may be granted to any one Option Holder under the Plan within any 12 month period shall be 5% of the Outstanding Issue (unless the Company has obtained disinterested shareholder approval if required by Regulatory Rules);

(b)

if required by Regulatory Rules, disinterested shareholder approval is required to the grant to Insiders, within a 12 month period, of a number of Options which, when added to the number of outstanding incentive stock options granted to Insiders within the previous 12 months, exceed 10% of the Outstanding Issue;

(c)	with respect to section 5.1, the Expiry Date of an Option shall be no later than the tenth anniversary of the Grant Date of such Option;

(d)	the maximum number of Options which may be granted to any one Consultant within any 12 month period must not exceed 2% of the Outstanding Issue; and

(e)

the maximum number of Options which may be granted within any 12 month period to Employees or Consultants engaged in investor relations activities must not exceed 2% of the Outstanding Issue and such options must vest in stages over 12 months with no more than 25% of the Options vesting in any three month period, and such limitation will not be an amendment to this Plan requiring the Option Holders consent under section 9.2 of this Plan.

3.4	Notification of Grant

Following the granting of an Option, the Administrator shall, within a reasonable period of time, notify the Option Holder in writing of the grant and shall enclose with such notice the Option Certificate representing the Option so granted. In no case will the Company be required to deliver an Option Certificate to an Option Holder until such time as the Company has obtained all necessary Regulatory Approvals for the grant of the Option.

3.5	Copy of Plan

Each Option Holder, concurrently with the notice of the grant of the Option, shall be provided with a copy of the Plan. A copy of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder.

3.6	Limitation on Service

The Plan does not give any Option Holder that is an Executive the right to serve or continue to serve as an Executive of the Company or any Subsidiary, nor does it give any Option Holder that is an Employee or Consultant the right to be or to continue to be employed or engaged by the Company or any Subsidiary.

3.7	No Obligation to Exercise

Option Holders shall be under no obligation to exercise Options.

3.8	Agreement

The Company and every Option Holder granted an Option hereunder shall be bound by and subject to the terms and conditions of this Plan. By accepting an Option granted hereunder, the Option Holder has expressly agreed with the Company to be bound by the terms and conditions of this Plan. In the event that the Option Holder receives his, her or its Options pursuant to an oral or written agreement with the Company or a Subsidiary, whether such agreement is an employment agreement, consulting agreement or any other kind of agreement of any kind whatsoever, the Option Holder acknowledges that in the event of any inconsistency between the terms relating to the grant of such Options in that agreement and the terms attaching to the Options as provided for in this Plan, the terms provided for in this Plan shall prevail and the other agreement shall be deemed to have been amended accordingly.

3.9	Notice

Any notice, delivery or other correspondence of any kind whatsoever to be provided by the Company to an Option Holder will be deemed to have been provided if provided to the last home address, fax number or email address of the Option Holder in the records of the Company and the Company shall be under no obligation to confirm receipt or delivery.

3.10	Representation

As a condition precedent to the issuance of an Option, the Company must be able to represent to the Exchange as of the Grant Date that the Option Holder is a bona fide Executive, Employee or Consultant of the Company or any Subsidiary.

SECTION 4
NUMBER OF SHARES UNDER PLAN

4.1	Board to Approve Issuance of Shares

The Committee shall approve by resolution the issuance of all Shares to be issued to Option Holders upon the exercise of Options, such authorization to be deemed effective as of the Grant Date of such Options regardless of when it is actually done. The Committee shall be entitled to approve the issuance of Class A Shares in advance of the Grant Date, retroactively after the Grant Date, or by a general approval of this Plan.

4.2	Number of Shares

Subject to adjustment as provided for herein and to section 12, the number of Shares which will be available for purchase pursuant to Options granted pursuant to this Plan, plus any other outstanding incentive stock options of the Company granted pursuant to the Common Share Stock Option Plan or a previous stock option plan or agreement, will not exceed 10% of the Outstanding Issue. If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of such expired or terminated Option shall again be available for the purposes of granting Options pursuant to this Plan.

4.3	Fractional Shares

No fractional shares shall be issued upon the exercise of any Option and, if as a result of any adjustment, an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made for the fractional interest.

SECTION 5
TERMS AND CONDITIONS OF OPTIONS

5.1	Exercise Period of Option

Subject to sections 5.4,6.2,6.3, 6.4 and 11.4, the Grant Date and the Expiry Date of an Option shall be the dates fixed by the Committee at the time the Option is granted and shall be set out in the Option Certificate issued in respect of such Option. No Incentive Stock Option may be granted after ten (10) years from the date of this Plan. The term and expiry date of any Incentive Stock Option granted to a Ten Percent Shareholder Participant shall not exceed five (5) years from Grant Date of such Incentive Stock Option.

5.2	Number of Shares Under Option

The number of Shares which may be purchased pursuant to an Option shall be determined by the Committee and shall be set out in the Option Certificate issued in respect of the Option.

5.3	Exercise Price of Option

The Exercise Price at which an Option Holder may purchase a Share upon the exercise of an Option shall be determined by the Committee and shall be set out in the Option Certificate issued in respect of the Option. The Exercise Price shall not be less than the Market Value of the Shares as of the Grant Date. The Market Value of the Shares for a particular Grant Date shall be determined as follows:

(a)

for each organized trading facility on which the Shares are listed, Market Value will be the closing trading price of the Shares on the day immediately preceding the Grant Date, and may be less than this price if it is within the discounts permitted by the applicable Regulatory Authorities;

(b)

if the Company’s Shares are listed on more than one organized trading facility, the Market Value shall be the Market Value as determined in accordance with subparagraph (a) above for the primary organized trading facility on which the Shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary Regulatory Approvals;

(c)

if the Company’s Shares are listed on one or more organized trading facilities but have not traded during the ten trading days immediately preceding the Grant Date, then the Market Value will be, subject to any adjustments as may be required to secure all necessary Regulatory Approvals, such value as is determined by the Committee; and

(d)

if the Company’s Shares are not listed on any organized trading facility, then the Market Value will be, subject to any adjustments as may be required to secure all necessary Regulatory Approvals, such value as is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arms’ length. Notwithstanding anything else contained herein, in no case will the Market Value be less than the minimum prescribed by each of the organized trading facilities that would apply to the Company on the Grant Date in question.

Notwithstanding the foregoing, the Exercise Price of Shares subject to an Incentive Stock Option granted under the Plan to a Ten Percent Shareholder Participant shall be not less than 110% of the fair market value of the Shares on the Grant Date as determined in good faith by the Committee at the Grant Date.

5.4	Incentive Stock Options.

Incentive Stock Options may only be granted to Employees who are resident in the United States. To the extent that Options designated as Incentive Stock Options become exercisable by a Holder for the first time during any calendar year for Shares having a fair market value greater than US$100,000, the portion of such Options which exceeds such amount shall not be treated as Incentive Stock Options but instead shall be treated as Non-Statutory Stock Options. For the purposes of this section 5.4, Options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the fair market value of Shares shall be determined as of the Grant Date of the Option with respect to such Shares. If the Code is amended to provide for a different limitation than that set forth in this section 5.4, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as may be required or permitted by such amendment to the Code. If an Option is treated as a Non-Statutory Option in part by reason of the limitation set forth in this section 5.4, the Holder may designate which portion of such Option the Holder is exercising at any given time. In the absence of such designation, the Holder shall be deemed to have exercised the Incentive Stock Option portion of the Option first. The Company shall have no liability to a Holder, or any other party, if any Option (or any part thereof) intended to be an Incentive Stock Option is not an Incentive Stock Option.

5.5	Termination of Option

Subject to such other terms or conditions that may be attached to Options granted hereunder, an Option Holder may exercise an Option in whole or in part at any time and from time to time during the Exercise Period. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of the Expiry Time on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by the Committee at the time the Option is granted as set out in the Option Certificate and the date established, if applicable, in paragraphs (a) or (b) below or sections 6.2,6.3, 6.4, or 11.4 of this Plan:

(a)

Ceasing to Hold Office - In the event that the Option Holder holds his or her Option as an Executive and such Option Holder ceases to hold such position other than by reason of death or Disability, the Expiry Date of the Option shall be, unless otherwise determined by the Committee and expressly provided for in the Option Certificate, the 30th day following the date the Option Holder ceases to hold such position unless the Option Holder ceases to hold such position as a result of:

(i)	ceasing to meet the qualifications set forth in the corporate legislation applicable to the Company;

(ii)	a special resolution having been passed by the shareholders of the Company removing the Option Holder as a director of the Company or any Subsidiary; or

(iii)	an order made by any Regulatory Authority having jurisdiction to so order,

in which case the Expiry Date shall be the date the Option Holder ceases to hold such position; OR

(b)	Ceasing to be Employed or Engaged - In the event that the Option Holder holds his or her Option as an Employee or Consultant and such Option Holder ceases to hold such position other than by reason of death or Disability, the Expiry Date of the Option shall be, unless otherwise determined by the Committee and expressly provided for in the Option Certificate, the 30th day following the date the Option Holder ceases to hold such position, unless the Option Holder ceases to hold such position as a result of:

(i)	termination for cause;

(ii)	resigning his or her position; or

(iii)	an order made by any Regulatory Authority having jurisdiction to so order,

in which case the Expiry Date shall be the date the Option Holder ceases to hold such position.

In the event that the Option Holder ceases to hold the position of Executive, Employee or Consultant for which the Option was originally granted, but comes to hold a different position as an Executive, Employee or Consultant prior to the expiry of the Option, the Committee may, in its sole discretion, choose to permit the Option to stay in place for that Option Holder with such Option then to be treated as being held by that Option Holder in his or her new position and such will not be considered to be an amendment to the Option in question requiring the consent of the Option Holder under section 9.2 of this Plan. Notwithstanding anything else contained herein, in no case will an Option be exercisable later than the Expiry Date of the Option.

5.6	Vesting of Option and Acceleration

The vesting schedule for an Option, if any, shall be determined by the Committee and shall be set out in the Option Certificate issued in respect of the Option. The Committee may elect, at any time, to accelerate the vesting schedule of one or more Options including, without limitation, on a Triggering Event, and such acceleration will not be considered an amendment to the Option in question requiring the consent of the Option Holder under section 9.2 of this Plan.

5.7	Additional Terms

Subject to all applicable Regulatory Rules and all necessary Regulatory Approvals, the Committee may attach additional terms and conditions to the grant of a particular Option, such terms and conditions to be set out in a schedule attached to the Option Certificate. The Option Certificates will be issued for convenience only, and in the case of a dispute with regard to any matter in respect thereof, the provisions of this Plan and the records of the Company shall prevail over the terms and conditions in the Option Certificate, save and except as noted below. Each Option will also be subject to, in addition to the provisions of the Plan, the terms and conditions contained in the schedules, if any, attached to the Option Certificate for such Option. Should the terms and conditions contained in such schedules be inconsistent with the provisions of the Plan, such terms and conditions will supersede the provisions of the Plan.

SECTION 6
TRANSFERABILITY OF OPTIONS

6.1	Non-transferable

An Incentive Stock Option shall not be assignable or transferable by any Holder and, subject to section 6.2 hereof, may be exercised during the life of the Holder only by the Holder. An Option other than an Incentive Stock Option are non-assignable and non-transferable, except as provided otherwise in this section 6.

6.2	Death of Option Holder

In the event of the Option Holder’s death, any Options held by such Option Holder shall pass to the Personal Representative of the Option Holder and shall be exercisable by the Personal Representative on or before the date which is the earlier of one year following the date of death and the applicable Expiry Date.

6.3	Disability of Option Holder

If the employment or engagement of an Option Holder as an Employee or Consultant or the position of an Option Holder as a director or officer of the Company or a Subsidiary is terminated by the Company by reason of such Option Holder’s Disability, any Options held by such Option Holder shall be exercisable by such Option Holder or by the Personal Representative on or before the date which is the earlier of one year following the termination of employment, engagement or appointment as a director or officer and the applicable Expiry Date.

6.4	Disability and Death of Option Holder

If an Option Holder has ceased to be employed, engaged or appointed as a director or officer of the Company or a Subsidiary by reason of such Option Holder’s Disability and such Option Holder dies within one year after the termination of such engagement, any Options held by such Option Holder that could have been exercised immediately prior to his or her death shall pass to the Personal Representative of such Option Holder and shall be exercisable by the Personal Representative on or before the date which is the earlier of one year following the death of such Option Holder and the applicable Expiry Date.

6.5	Vesting

Unless the Committee determines otherwise, Options held by or exercisable by a Personal Representative shall, during the period prior to their termination, continue to vest in accordance with any vesting schedule to which such Options are subject.

6.6	Deemed Non-Interruption of Engagement

Employment or engagement by the Company shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Option Holder’s right to re-employment or re-engagement by the Company is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the Option Holder’s re-employment or re-engagement is not so guaranteed, then his or her employment or engagement shall be deemed to have terminated on the ninety-first day of such leave.

SECTION 7
EXERCISE OF OPTION

7.1	Exercise of Option

An Option may be exercised only by the Option Holder or the Personal Representative of any Option Holder. An Option Holder or the Personal Representative of any Option Holder may exercise an Option in whole or in part at any time and from time to time during the Exercise Period up to the Expiry Time on the Expiry Date by delivering to the Administrator the required Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft or wire transfer payable to the Company or its legal counsel in an amount equal to the aggregate Exercise Price of the Shares then being purchased pursuant to the exercise of the Option. Notwithstanding anything else contained herein, Options may not be exercised during a Black-Out unless the Committee determines otherwise.

7.2	Black Out Period

Notwithstanding the foregoing, except in the case of Incentive Stock Options, if an Option expires, terminates or is cancelled (other than an expiry, termination or cancellation pursuant to section 5.5(a)(i)(ii) or (iii)or section 5.5(b)(i)(ii) or (iii) above) within or immediately after a Black Out, the Holder may elect for the term of such Option to be extended to the date which is ten (10) business days after the last day of the Black Out; provided, that, the expiration date as extended by this section 7.2 will not in any event be beyond the later of: (i) December 31 of the calendar year in which the Option was otherwise due to expire; and (ii) the 15th day of the third month following the month in which the Option was otherwise due to expire.

7.3	Issue of Share Certificates

As soon as reasonably practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate for the Shares so purchased. If the number of Shares so purchased is less than the number of Shares subject to the Option Certificate surrendered, the Administrator shall also provide a new Option Certificate for the balance of Shares available under the Option to the Option Holder concurrent with delivery of the Share Certificate.

7.4	No Rights as Shareholder

Until the date of the issuance of the certificate for the Shares purchased pursuant to the exercise of an Option, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option, unless the Committee determines otherwise. In the event of any dispute over the date of the issuance of the certificates, the decision of the Committee shall be final, conclusive and binding.

7.5	Tax Withholding and Procedures

Notwithstanding anything else contained in this Plan, the Company may, from time to time, implement such procedures and conditions as it determines appropriate with respect to the withholding and remittance of taxes imposed under applicable law, or the funding of related amounts for which liability may arise under such applicable law. Without limiting the generality of the foregoing, an Option Holder who wishes to exercise an Option must, in addition to following the procedures set out in 7.1 and elsewhere in this Plan, and as a condition of exercise:

(a)	deliver a certified cheque, wire transfer or bank draft payable to the Company for the amount determined by the Company to be the appropriate amount on account of such taxes or related amounts;

(b)	otherwise ensure, in a manner acceptable to the Company (if at all) in its sole and unfettered discretion, that the amount will be securely funded; or

(c)	and must in all other respects follow any related procedures and conditions imposed by the Company.

SECTION 8
ADMINISTRATION

8.1	Board or Committee

The Plan shall be administered by the Administrator with oversight by the Committee.

8.2	Powers of Committee

The Committee shall have the authority to do the following:

(a)	oversee the administration of the Plan in accordance with its terms;

(b)	appoint or replace the Administrator from time to time;

(c)	determine all questions arising in connection with the administration, interpretation and application of the Plan, including all questions relating to the Market Value;

(d)	correct any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(e)	prescribe, amend, and rescind rules and regulations relating to the administration of the Plan;

(f)

determine the duration and purposes of leaves of absence from employment or engagement by the Company which may be granted to Option Holders without constituting a termination of employment or engagement for purposes of the Plan;

(g)	do the following with respect to the granting of Options:

(i)	determine the Executives, Employees or Consultants to whom Options shall be granted, based on the eligibility criteria set out in this Plan;

(ii)

determine the terms of the Option to be granted to an Option Holder including, without limitation, the Grant Date, Expiry Date, Exercise Price and vesting schedule (which need not be identical with the terms of any other Option);

(iii)	subject to any necessary Regulatory Approvals and section 9.2, amend the terms of any Options;

(iv)	determine when Options shall be granted;

(v)	determine the number of Shares subject to each Option; and

(vi)	to designate Options as Incentive Stock Options or Non-Statutory Options, as applicable;

(h)	accelerate the vesting schedule of any Option previously granted; and

(i)	make all other determinations necessary or advisable, in its sole discretion, for the administration of the Plan.

8.3	Administration by Committee

All determinations made by the Committee in good faith shall be final, conclusive and binding upon all persons. The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan.

8.4	Interpretation

The interpretation by the Committee of any of the provisions of the Plan and any determination by it pursuant thereto shall be final, conclusive and binding and shall not be subject to dispute by any Option Holder. No member of the Committee or any person acting pursuant to authority delegated by it hereunder shall be personally liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Committee and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

SECTION 9
APPROVALS AND AMENDMENT

9.1	Shareholder Approval of Plan

If required by a Regulatory Authority or by the Committee, this Plan may be made subject to the approval of the shareholders of the Company as prescribed by the Regulatory Authority. If shareholder approval is required, any Options granted under this Plan prior to such time will not be exercisable or binding on the Company unless and until such shareholder approval is obtained.

9.2	Amendment of Option or Plan

Subject to any required Regulatory Approvals, the Committee may from time to time amend any existing Option or the Plan or the terms and conditions of any Option thereafter to be granted provided that where such amendment relates to an existing Option and it would:

(a)	materially decrease the rights or benefits accruing to an Option Holder; or

(b)

materially increase the obligations of an Option Holder; then, unless otherwise excepted out by a provision of this Plan, the Committee must also obtain the written consent of the Option Holder in question to such amendment. If at the time the Exercise Price of an Option is reduced the Option Holder is an Insider of the Company, the Insider must not exercise the option at the reduced Exercise Price until the reduction in Exercise Price has been approved by the disinterested shareholders of the Company, if required by the Exchange.

SECTION 10
CONDITIONS PRECEDENT TO ISSUANCE OF OPTIONS AND SHARES

10.1	Compliance with Laws

An Option shall not be granted or exercised, and Shares shall not be issued pursuant to the exercise of any Option, unless the grant and exercise of such Option and the issuance and delivery of such Shares comply with all applicable Regulatory Rules, and such Options and Shares will be subject to all applicable trading restrictions in effect pursuant to such Regulatory Rules and the Company shall be entitled to legend the Option Certificates and the certificates representing such Shares accordingly.

10.2	Regulatory Approvals

In administering this Plan, the Committee will seek any Regulatory Approvals which may be required. The Committee will not permit any Options to be granted without first obtaining the necessary Regulatory Approvals unless such Options are granted conditional upon such Regulatory Approvals being obtained. The Committee will make all filings required with the Regulatory Authorities in respect of the Plan and each grant of Options hereunder. No Option granted will be exercisable or binding on the Company unless and until all necessary Regulatory Approvals have been obtained. The Committee shall be entitled to amend this Plan and the Options granted hereunder in order to secure any necessary Regulatory Approvals and such amendments will not require the consent of the Option Holders under section 9.2 of this Plan.

10.3	Inability to Obtain Regulatory Approvals

The Company’s inability to obtain Regulatory Approval from any applicable Regulatory Authority, which Regulatory Approval is deemed by the Committee to be necessary to complete the grant of Options hereunder, the exercise of those Options or the lawful issuance and sale of any Shares pursuant to such Options, shall relieve the Company of any liability with respect to the failure to complete such transaction.

SECTION 11
ADJUSTMENTS AND TERMINATION

11.1	Termination of Plan

Subject to any necessary Regulatory Approvals, the Committee may terminate or suspend the Plan. Unless earlier terminated as provided in this section 11, the Plan shall terminate on, and no more Options shall be granted under the Plan after, the tenth anniversary of the date of the effective date of the Plan.

11.2	No Grant During Suspension of Plan

No Option may be granted during any suspension, or after termination, of the Plan. Suspension or termination of the Plan shall not, without the consent of the Option Holder, alter or impair any rights or obligations under any Option previously granted.

11.3	Alteration in Capital Structure

If there is a material alteration in the capital structure of the Company and the Shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted for, the Committee shall make such adjustments to this Plan and to the Options then outstanding under this Plan as the Committee determines to be appropriate and equitable under the circumstances, so that the proportionate interest of each Option Holder shall, to the extent practicable, be maintained as before the occurrence of such event. Such adjustments may include, without limitation:

(a)	a change in the number or kind of shares of the Company covered by such Options; and

(b)

a change in the Exercise Price payable per Share provided, however, that the aggregate Exercise Price applicable to the unexercised portion of existing Options shall not be altered, it being intended that any adjustments made with respect to such Options shall apply only to the Exercise Price per Share and the number of Shares subject thereto.

For purposes of this section 11.3, and without limitation, neither:

(c)	the issuance of additional securities of the Company in exchange for adequate consideration (including services); nor

(d)

the conversion of outstanding securities of the Company into Shares shall be deemed to be material alterations of the capital structure of the Company. Any adjustment made to any Options pursuant to this section 11.3 shall not be considered an amendment requiring the Option Holder’s consent for the purposes of section 9.2 of this Plan.

11.4	Triggering Events

Subject to the Company complying with section 11.5 and any necessary Regulatory Approvals and notwithstanding any other provisions of this Plan or any Option Certificate, the Committee may, without the consent of the Option Holder or Holders in question:

(a)	cause all or a portion of any of the Options granted under the Plan to terminate upon the occurrence of a Triggering Event; or

(b)

cause all or a portion of any of the Options granted under the Plan to be exchanged for incentive stock options of another corporation upon the occurrence of a Triggering Event in such ratio and at such exercise price as the Committee deems appropriate, acting reasonably.

Such termination or exchange shall not be considered an amendment requiring the Option Holder’s consent for the purpose of section 9.2 of the Plan.

11.5	Notice of Termination by Triggering Event

In the event that the Committee wishes to cause all or a portion of any of the Options granted under this Plan to terminate on the occurrence of a Triggering Event, it must give written notice to the Option Holders in question not less than 10 days prior to the consummation of a Triggering Event so as to permit the Option Holder the opportunity to exercise the vested portion of the Options prior to such termination. Upon the giving of such notice and subject to any necessary Regulatory Approvals, all Options or portions thereof granted under the Plan which the Company proposes to terminate shall become immediately exercisable notwithstanding any contingent vesting provision to which such Options may have otherwise been subject.

11.6	Determinations to be Made By Committee

Adjustments and determinations under this section 11 shall be made by the Committee, whose decisions as to what adjustments or determination shall be made, and the extent thereof, shall be final, binding, and conclusive.

SECTION 12
BLOCKING LANGUAGE

12.1	Maximum Number of Options

Notwithstanding anything contained in the Plan to the contrary, the maximum number of options the committee can grant is 10% of the number of Class A Shares. For the avoidance of doubt, the maximum number of stock options granted under the Common Share Option Plan and this Plan must not exceed 10% of the Outstanding Issue.

***

SCHEDULE A

[Include legends prescribed by Regulatory Authorities, if required.]

ARCO RESOURCES CORP.

STOCK OPTION PLAN - OPTION CERTIFICATE

This Option Certificate is issued pursuant to the provisions of the Stock Option Plan Class A Convertible Restricted Voting Shares (the “Plan”) of Arco Resources Corp. (the “Company”) and evidences that • [Name of Option Holder] is the holder (the “Option Holder”) of an option (the “Option”) to purchase up to • Class A Convertible Restricted Voting Shares (the “Class A Shares”) in the capital stock of the Company at a purchase price of Cdn.$• per Class A Share (the “Exercise Price”). This Option may be exercised at any time and from time to time from and including the following Grant Date through to and including up to 4:00 p.m. local time in Vancouver, British Columbia, Canada (the “Expiry Time”) on the following Expiry Date:

(a)	the Grant Date of this Option is •, 20•; and

(b)	subject to sections 5.4, 6.2, 6.3, 6.4 and 11.4 of the Plan, the Expiry Date of this Option is •, 20•.

To exercise this Option, the Option Holder must deliver to the Administrator of the Plan, prior to the Expiry Time on the Expiry Date, an Exercise Notice, in the form provided in the Plan, which is incorporated by reference herein, together with the original of this Option Certificate and a certified cheque or bank draft payable to the Company or its legal counsel in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This Option Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This Option Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail. This Option is also subject to the terms and conditions contained in the schedules, if any, attached hereto. The Shares are subject to the rights and restrictions contained in the Company’s articles (as defined in the Business Corporations Act (British Columbia).

[Include legends prescribed by Regulatory Authorities, if required.]

If the Option Holder is a resident or citizen of the United States of America at the time of the exercise of the Option, the certificate(s) representing the Shares will be endorsed with the following or a similar legend:

“The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, of the United States of America (the “Act”) or the securities laws of any state (“State”) of the United States of America and may not be sold, transferred, pledged, hypothecated or distributed, directly or indirectly, to a U.S. person (as defined in Regulation S adopted by the U.S. Securities and Exchange Commission under the Act) or within the United States unless such securities are (i) registered under the Act and any applicable State securities act (a “State Act”), or (ii) exempt from registration under the Act and any applicable State Act and the Company has received an opinion of counsel to such effect reasonably satisfactory to it, or (iii) sold in accordance with Regulation S and the Company has received an opinion of counsel to such effect reasonably satisfactory to it.”

A-1

Arco Resources Corp.
by its authorized signatory:

_______________________________________

The Option Holder acknowledges receipt of a copy of the Plan and represents to the Company that the Option Holder is familiar with the terms and conditions of the Plan, and hereby accepts this Option subject to all of the terms and conditions of the Plan. The Option Holder agrees to execute, deliver, file and otherwise assist the Company in filing any report, undertaking or document with respect to the awarding of the Option and exercise of the Option, as may be required by the Regulatory Authorities. The Option Holder further acknowledges that if the Plan has not been approved by the Class A shareholders of the Company on the Grant Date, this Option is not exercisable until such approval has been obtained.

Signature of Class A Option Holder:

Signature	Date signed:

Print Name

Address

A-2

OPTION CERTIFICATE – SCHEDULE

[Complete the following additional terms and any other special terms, if applicable, or remove the inapplicable terms or this schedule entirely.]

The additional terms and conditions attached to the Option represented by this Option Certificate are as follows:

1.	The Options will not be exercisable unless and until they have vested and then only to the extent that they have vested. The Options will vest in accordance with the following:

(a)	• Shares (•%) will vest and be exercisable on or after the Grant Date;
(b)	• additional Shares (•%) will vest and be exercisable on or after • [date];
(c)	• additional Shares (•%) will vest and be exercisable on or after • [date];
(d)	• additional Shares (•%) will vest and be exercisable on or after • [date];

2.

Upon the Option Holder ceasing to hold a position with the Company, other than as a result of the events set out in paragraphs 5.5(a) or 5.5(b) of the Plan, the Expiry Date of the Option shall be • [Insert date desired that is longer or shorter than the standard 30 days as set out in the Plan] following the date the Option Holder ceases to hold such position.

Type of Option	_____Incentive Stock Option
(U.S. Employees only):	_____Non-Statutory Stock Option

A-2

SCHEDULE B

ARCO RESOURCES CORP.
STOCK OPTION PLAN CLASS A CONVERTIBLE RESTRICTED VOTING SHARES

NOTICE OF EXERCISE OF OPTION

TO:	The Administrator, Stock Option Plan

•
• [ Address]
(or such other address as the Company may advise)

The undersigned hereby irrevocably gives notice, pursuant to the Stock Option Plan (the “Plan”) of Arco Resources Corp. (the “Company”), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(a)	all of the Class A Shares; or
(b)	_______________of the Class A Shares;

which are the subject of the Option Certificate attached hereto (attach your original Option Certificate). The undersigned tenders herewith a certified cheque or bank draft (circle one) payable to the Company in an amount equal to the aggregate Exercise Price of the aforesaid Class A Shares and directs the Company to issue the certificate evidencing said Class A Shares in the name of the undersigned to be mailed to the undersigned at the following address (provide full complete address):

____________________

____________________

____________________

____________________

The undersigned acknowledges the Option is not validly exercised unless this Notice is completed in strict compliance with this form and delivered to the required address with the required payment prior to 4:00 p.m. local time in Vancouver, British Columbia, Canada on the Expiry Date of the Option.

DATED the day_____ of__________ , 20___ .

Signature of Class A Option Holder

B-1